

Proxy Statement & Annual Report



Dear Fellow Stockholder:

Roy and I send our best to you and your families. We cherish your trust and thank you for your support and confidence as together, we strive to make healthcare more affordable and accessible to all. I'm pleased to report that 2022 was an important and strategic year for Amwell. On many levels, it was an incredible year. We rallied as a company and executed well, making meaningful progress in the transition to Converge™, our software platform that we believe will enable and empower the future of hybrid care. We have integrated valuable behavioral health and automated care programs into our platform and are working closely with our clients and partners to leverage the value generated from Converge across their organizations. *At Amwell, our connection to our mission has never been stronger.*

Our teams are motivated by the certainty that Digital First™ care is rapidly becoming the main highway for a variety of care modalities offered by all types of providers and services, and our role in this evolution is significant. This approach resonates with health systems who are prioritizing digital care in order to achieve important goals around relieving staff burnout, increasing retention, new sources of revenue and streamlining workflows. We support and embrace patients with our automated programs, engaging them to improve outcomes. We enable models of care that allow our clients to differentiate their own approach to care.

A lot has changed in the past few years. Every day, I speak with healthcare industry leaders who are struggling to unify fragmented technologies and define emerging digital care models. To do so, they require a partner to rely on; a partner to simplify this path, a partner who can knit together underlying software infrastructure and clinical best practices to advance their goals. At Amwell, our differentiation is clear. We have the clinical experience to understand the challenges our clients face. The Converge platform is purpose-built and future ready, founded on years of investing and understanding the needs of our clients.

Our approach to the market sets us apart. We are a trusted partner. We enable and empower our clients to deliver new and exciting ways to provide care while achieving important operational goals.

Our priorities for 2023 are clear:

- First, we will strive to ensure the successful migration of our remaining provider clients onto the Converge platform, and deployments for payer clients have already begun.

- Another important initiative for us in 2023 will be to ensure the success of our strategic clients. As we continue with these large and complex deployments, we will provide a shining example for clients and prospects of all sizes who look to us for partnership, enablement and acceleration of their digital care delivery plans.

- Finally, our sights are set on pursuing the tremendous opportunity to win new clients across the payer and provider universe, while expanding our footprint within our existing client base. Reflecting this, we are arming our teams with powerful new selling tools to enable the sales dialogue, and we are educating our teams to master the enterprise level, solutions-based selling environment we are in.

As we pursue these initiatives, we are further empowered by knowing the hard work of 2022 is behind us, and we have achieved a lot. Our client list includes our industry's most far-reaching and innovative organizations. And, experienced industry leaders have joined our company and hit the ground running; partnering effectively with our existing talented teams. With these top priorities in focus, we believe we are well positioned to grow the mix of our high margin revenue and, over time, demonstrate the potential of our long-term operating model.

We look to 2023 aiming to fulfill the promise of our vision of enabling the transformation in healthcare to true hybrid digital care. Our vision is grounded in customer mindshare from over 55 payer organizations, 2,000 hospitals and health systems and over 100,000 active providers.

Finally, at the foundation of these priorities is a focus on Environmental, Social and Governance (ESG) issues as we construct a business that is built to last. I'm proud to say that our inaugural ESG Framework is published, and I encourage you to learn more by finding it at investors.amwell.com. Our ESG program is in its beginning stages, but we have already identified Amwell's three guiding pillars: Our People, Our Products, and Our Operations. These pillars are important to building solutions fueled by our values that are Customer-First and Deliver Awesome through a One Team approach. By focusing on how we build a strong team and deliver a platform that connects and empowers the healthcare industry, we are building a profit-oriented growth business that contributes to a more prosperous, sustainable, and healthy world.

In closing, we are driven every day at Amwell to continue along this path to achieving our goals and pursuing our mission. Our solution is in high demand because it solves important problems for innovative healthcare organizations seeking to evolve to hybrid digital care. We begin 2023 on strong footing. While there remain broader uncertainties in our world today, there is a long runway ahead for digital first healthcare, our role is unique and differentiated, and the opportunity before us has never been brighter.

Thank you for your continuing interest in Amwell. As always, we value your ongoing support and we are committed to delivering world-class solutions and to creating sustainable long-term value for our stockholders.

Sincerely,



Ido Schoenberg, Chairman and co-Chief Executive Officer

AMERICAN WELL CORPORATION
NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD June 22, 2023

Dear Stockholders:

We are pleased to notify you that we will hold the 2023 annual meeting of stockholders (the "Annual Meeting") on Thursday, June 22, 2023 at 9:00 a.m. eastern time. The Annual Meeting will be in a virtual meeting format at *www.virtualshareholdermeeting.com/AMWL2023*.

At the Annual Meeting, stockholders will be asked to consider and vote upon the following matters, all of which are discussed in greater detail in the accompanying proxy statement:

1. Electing the director-nominees named in the proxy statement.

2. Ratifying the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2023.

3. Approving, on an advisory basis, the compensation paid to our named executive officers.

We will also consider and act upon any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on April 25, 2023 may vote at the meeting or any postponement(s) or adjournment(s) of the meeting.

Under Securities and Exchange Commission rules that allow companies to furnish proxy materials to shareholders over the Internet, we have elected to make our proxy materials available to all of our stockholders over the Internet. We will be able to provide stockholders with the information they need, while at the same time conserving natural resources and lowering the cost of delivery. On or about April 28, 2023, we will commence sending to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy statement for our 2023 annual meeting of stockholders and our 2022 annual report to stockholders. The Notice also provides instructions on how to vote online or vote by phone and includes instructions on how to receive a paper copy of the proxy materials by mail.

Whether you plan to attend the Annual Meeting or not, it is important that you cast your vote either by remote communication at the meeting or by proxy. You may vote over the Internet, telephone or by mail. You are urged to vote in accordance with the instructions set forth in this proxy statement. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

In order to attend the meeting online and vote your shares electronically during the meeting, you must register in advance at *www.virtualshareholdermeeting.com/AMWL2023* prior to the meeting. Upon completing your registration, you will receive further instructions via email, including your unique links that will allow you to access the meeting and will permit you to submit questions. Further information about how to attend the Annual Meeting online, vote your shares and submit questions is included in the accompanying proxy statement.

Thank you for your ongoing support of and interest in American Well Corporation.

By order of the Board of Directors,

Bradford Gay
General Counsel

TABLE OF CONTENTS

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS OF AMERICAN WELL CORPORATION
TO BE HELD June 22, 2023

This proxy statement (this "Proxy Statement") and Notice of 2023 Annual Meeting of Stockholders are being provided to you in connection with the solicitation of proxies by our Board of Directors for use at our 2023 Annual Meeting of Stockholders, and any adjournments or postponements thereof (the "Annual Meeting"). The Annual Meeting will be held on Thursday, June 22, 2023 at 9:00 a.m. eastern time, via live audio webcast at ***www.virtualshareholdermeeting.com/AMWL2023***. Stockholders of record at the close of business on April 25, 2023 are invited to attend the Annual Meeting and are entitled to vote on the proposals described in this Proxy Statement.

On or about April 28, 2023, we made available this Proxy Statement and the attached Notice of 2023 Annual Meeting of Stockholders to all stockholders entitled to vote at the Annual Meeting, and we began sending the Notice Regarding the Availability of Proxy Materials to all stockholders entitled to vote at the Annual Meeting. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, containing our financial statements for the fiscal year ended December 31, 2022, accompanies the Proxy Statement and forms part of the proxy materials.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE STOCKHOLDER MEETING TO BE HELD ON JUNE 13, 2022

This Proxy Statement and our Annual Report on Form 10-K are available for viewing, printing and downloading at ***www.virtualshareholdermeeting.com/AMWL2023***. To view these materials, please have your 15-digit control number(s) available that appears on your proxy card.

Additionally, you can find a copy of our Annual Report on Form 10-K and the Proxy Statement on the website of the Securities and Exchange Commission (the "SEC"), at www.sec.gov, or in the "SEC Filings" tab of the "Investors" section of our website at www.americanwell.com. You may also obtain a printed copy of our Annual Report on Form 10-K, free of charge, by sending a written request to: Catherine Riley, Corporate Paralegal, American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109. Exhibits, if any, will be provided upon written request and payment of an appropriate processing fee.

INFORMATION ABOUT THE ANNUAL MEETING

Why am I receiving this Proxy Statement?

American Well is soliciting proxies for the Annual Meeting. You are receiving a Proxy Statement because you owned shares of American Well common stock at the close of business on April 25, 2023, the record date for the Annual Meeting, which entitles you to vote at the Annual Meeting. By use of a proxy, you can vote whether or not you attend the Annual Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

What is the purpose of the Annual Meeting?

At the Annual Meeting, the stockholders will be asked to consider and vote upon the following matters:

1. Electing the director-nominees named in this Proxy Statement.
2. Ratifying the appointment of PricewaterhouseCoopers LLP as American Well's independent registered public accounting firm for the fiscal year ending December 31, 2023.
3. Approving, on an advisory basis, the compensation paid to our named executive officers.

We will also consider and act upon any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. If any other matter properly comes before the stockholders for a vote at the online meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we are permitted to furnish proxy materials, including this Proxy Statement and our 2022 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. If you received a Notice of Internet Availability of Proxy Materials (the "***Notice***") by mail, you will not receive a printed copy of

the proxy materials. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to our stockholders, will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. If you vote by Internet or telephone, please do not also mail your proxy card.

When is the record date for the Annual Meeting?

The record date for the meeting is April 25, 2023. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. At the close of business on the record date, there were 247,922,856 shares of Class A common stock outstanding, 27,390,397 shares of Class B common stock outstanding and 5,555,555 shares of Class C common stock outstanding.

A list of stockholders entitled to vote at the Annual Meeting will be available for examination on the Internet through the virtual web conference during the Annual Meeting.

To how many votes am I entitled?

Each share of Class A and Class C common stock are entitled to one vote per share on all matters presented for a vote, except that Class C common stock will not have the right to vote for elections of directors. Holders of Class B common stock are collectively entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast by the holders of the Class A and Class C common stock, resulting in the Class B common stock collectively holding 51% of the voting power of all outstanding securities. Each share of Class B common stock is entitled to a number of votes equal to the total number of votes held by all Class B common stock divided by the total number of then outstanding shares of Class B common stock. Shares of Class B common stock are held by our co-founders, Dr. Ido Schoenberg and Dr. Roy Schoenberg, who have agreed to vote together as a group.

What is the difference between being a stockholder of record and a beneficial owner?

Many of our stockholders hold their shares through stockbrokers, banks, or other nominees, rather than directly in their own names. As summarized below, there are some differences between being a stockholder of record and a beneficial owner.

Stockholder of record: If your shares are registered directly in your name with our transfer agent, Broadridge Financial Solutions, Inc., you are the stockholder of record, and these proxy materials are being sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals named on the proxy card and to vote at the Annual Meeting.

Beneficial owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered to be the stockholder of record. As the beneficial owner, you have the right to tell your nominee how to vote, and you are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you obtain a legal proxy from your broker, bank or nominee authorizing you to do so. Follow the instructions during the registration process for the Annual Meeting.

Your nominee has sent you instructions on how to direct the nominee's vote in advance of the meeting through the voting instruction card. You may vote by following those instructions.

I share an address with another stockholder. What do I do if we received only one paper copy of the proxy materials and want additional copies, or we received multiple copies and want only one?

The proxy rules of the SEC permit companies and intermediaries, such as brokers and banks, to satisfy proxy statement delivery requirements for two or more stockholders sharing an address by delivering one proxy statement to those stockholders. This procedure, known as "householding," reduces the amount of duplicate information that stockholders receive and lowers our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, our annual report and proxy materials, to any stockholder of record at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, such stockholder of record may contact Catherine Riley, Corporate Paralegal, American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109, or by calling (617) 204-3500 or by emailing catherine.riley@amwell.com. Beneficial holders may contact their bank, brokerage firm, or other nominee to request information about householding.

Conversely, if stockholders of record living at the same address received multiple copies of our Notice and, if applicable, annual report and proxy materials, you may request delivery of a single copy by contacting Catherine Riley as set forth above. Beneficial holders may contact their bank, brokerage firm, or other nominee to request a single copy of the Notice and, if applicable, proxy materials and annual report.

How can I vote my shares in advance of the online meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the online meeting. If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the Internet or telephone by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail pursuant to instructions provided on the proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the Internet or telephone, or, if you requested to receive printed proxy materials, you can also vote by mail by following the voting instruction card provided to you by your broker, bank, trustee or nominee.

Can I revoke my proxy and change my vote?

You may revoke your proxy at any time before it is voted by notifying the General Counsel in writing, by returning a signed proxy with a later date, by transmitting a subsequent vote over the Internet or by telephone prior to the close of the Internet voting facility or the telephone voting facility, or by attending the meeting and voting in person. If your stock is held in street name, you must contact your broker or nominee for instructions as to how to change your vote.

How is a quorum reached?

The presence, in person or by proxy, of holders of at least a majority of the total voting power of all outstanding securities entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" (i.e., shares represented at the meeting held by brokers, bankers or other nominees as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and, with respect to one or more but not all proposals, such brokers or nominees do not have discretionary voting power to vote such shares), if any, will be counted for purposes of determining whether a quorum is present for the transaction of business at the meeting.

How can I vote my shares during the online meeting?

The Company will be hosting the Annual Meeting live online. After registration and receiving the links, you can attend the Annual Meeting live online at *www.virtualshareholdermeeting.com/AMWL2023*. The webcast will start at 9:00 a.m. eastern time. You may vote and submit questions while attending the meeting online.

Shares held in your name as the stockholder of record may be voted by you, while the polls remain open, at *www.virtualshareholdermeeting.com/AMWL2023* during the meeting. You will need your control number found in the Notice or proxy card. Shares held beneficially in street name may be voted by you at the meeting only if you obtain a legal proxy from the broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the online meeting, we recommend that you also submit your proxy or voting instructions as described above so that your vote will be counted if you later decide not to attend the online meeting.

How does the Board recommend I vote on the proposals?

The Board recommends that you vote:

- "FOR" the election of the director-nominees to the Board (Proposal 1)

- "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as American Well's independent registered public accounting firm for the fiscal year ending December 31, 2023 (Proposal 2)

- "FOR" approving, on an advisory basis, the compensation paid to our named executive officers (Proposal 3).

How are proxies solicited for the Annual Meeting and who is paying for such solicitation?

Our Board of Directors is soliciting proxies for use at the Annual Meeting by means of the proxy materials. We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation. We do not plan to retain a proxy solicitor to assist in the solicitation of proxies.

If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur.

What vote is required to approve each proposal and how are votes counted?

Proposal 1—Election of Directors	The election of directors requires a plurality vote of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the election of directors. Abstentions will have no effect on the results of this vote. Brokerage firms do not have authority to vote shares held by the firms in street name for the election of directors without instructions from beneficial owners. As a result, any shares not voted by a beneficial owner will be treated as broker non-votes. Such broker non-votes will have no effect on the results of this vote.
Proposal 2—Ratifying the Appointment of the Independent Registered Public Accounting Firm	The ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of holders of a plurality of the votes of all classes of shares outstanding cast at the Annual Meeting. Abstentions will have no effect on the results of this vote. Brokerage firms have authority to vote shares held in street name on this proposal without instructions from beneficial owners. As a result, we do not expect there will be any broker non-votes on this matter. We are not required to obtain the approval of our stockholders to select our independent registered public accounting firm. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023, the Audit Committee of the Board of Directors may reconsider its selection. The Audit Committee may reconsider the appointment of the accounting firm even if the Proposal is ratified if it is in the best interest of the Company.
Proposal 3—Approving, on an advisory basis, the compensation paid to our named executive officers.	The approval, on an advisory basis, the compensation paid to our named executive officers requires the affirmative vote of holders of a plurality of the votes of all classes of shares outstanding cast at the Annual Meeting. Abstentions will have no effect on the results of this vote. Brokerage firms do not have authority to vote shares held by the firms in street name for the approval of executive compensation without instructions from beneficial owners. As a result, any shares not voted by a beneficial owner will be treated as broker non-votes. Such broker non-votes will have no effect on the results of this vote.

How can I find out the results of the voting at the Annual Meeting?

Final voting results will be published in a current report on Form 8-K that will be filed within four business days after the Annual Meeting.

Who should I call if I have any additional questions?

If you hold your shares directly, please call Catherine Riley, Corporate Paralegal of the Company, at (617) 204-3500. If your shares are held in street name, please contact the telephone number provided on your voting instruction form or contact your broker or nominee holder directly.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors is currently composed of 9 members. In accordance with our amended and restated certificate of incorporation, our Board of Directors is divided into three classes with staggered three-year terms. One class is elected each year at the annual meeting of stockholders for a term of three years. At the Annual Meeting, three Class III directors will be elected for a three-year term. Each director's term continues until the election and qualification of such director's successor, or such director's earlier death, resignation or removal.

Nominees

Our Board of Directors has nominated Dr. Peter Slavin, Dr. Ido Schoenberg and Dr. Roy Schoenberg for election as Class III directors at the Annual Meeting. If elected, each of Dr. Peter Slavin, Dr. Ido Schoenberg and Dr. Roy Schoenberg will serve as Class III directors until the 2026 annual meeting of stockholders or until their successors are elected and qualified, or their earlier death, resignation or removal. Each of the nominees is currently a director of the Company. For information concerning the nominees, see the section titled "*Corporate Governance and Board of Directors.*"

If you are a stockholder of record and you sign your proxy card or vote over the Internet or by telephone but do not give instructions with respect to the voting of directors, your shares will be voted FOR the election of Dr. Peter Slavin, Dr. Ido Schoenberg and Dr. Roy Schoenberg. Dr. Peter Slavin, Dr. Ido Schoenberg and Dr. Roy Schoenberg have each consented to being named as a nominee for director and agreed to continue to serve if elected; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our Board of Directors to fill such vacancy or our Board of Directors may reduce its size. If you are a beneficial owner of shares of our common stock and you do not give voting instructions to your broker, bank or other nominee, then your broker, bank or other nominee will leave your shares unvoted on this matter.

Vote Required

The election of Class III directors requires a plurality of the votes of the shares present in person or by proxy at the Annual Meeting and entitled to vote on the election of directors. Accordingly, the three nominees receiving the highest number of "FOR" votes will be elected. Abstentions will have no effect on the results of this vote. Brokerage firms do not have authority to vote shares held by the firms in street name for the election of directors without instructions from beneficial owners. As a result, any shares not voted by a beneficial owner will be treated as broker non-votes. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE THREE DIRECTORS NOMINATED BY OUR BOARD OF DIRECTORS AND NAMED IN THIS PROXY STATEMENT AS CLASS I DIRECTORS TO SERVE FOR A THREE-YEAR TERM.

Company Overview

We are a leading enterprise software company enabling digital delivery of care for healthcare's key stakeholders. We empower health providers, payers and innovators to achieve their digital ambitions, enabling a hybrid model of in-person, virtual and automated care. We provide our clients with the core technology and services necessary to successfully develop and distribute digital care programs that meet their strategic, operational, financial and clinical objectives under their own brands. Our enterprise software connects care across in-person, virtual and automated modalities and provides an open, scalable infrastructure that can grow alongside our clients. We bring technology and services that deliver new models of care, strategic partnerships, consistent execution, and better outcomes.

The Amwell Platform enables digital innovation across the full healthcare continuum – including urgent and primary care, second opinion services, behavioral health, chronic condition management and high acuity specialty consults, such as telestroke and telepsychiatry, in the hospital. We support both on-demand and scheduled consultations for providers and offer pre-packaged care modules and programs that power more than 100 unique use cases today. The Amwell Platform can be fully integrated into our clients' health plan member and patient portals and provider and health plan workflows. Providers can launch virtual visits directly from their native EHRs, with seamless integration to their payer eligibility and claims systems. Providers, patients and members can access this care through a full range of Carepoint™ devices, including via mobile, web, phone and our proprietary Carepoint carts that support multi-way video, phone or secure messaging interactions. Converge™ is the latest version of the Amwell Platform and is designed to be future-ready, reliable, flexible, scalable, secure and fully integrated with other healthcare software systems. Converge offers state-of-the-art data architecture and video capabilities, flexibility and scalability, as well as a user experience designed around the needs of patients, members and providers. It has been designed from the ground up with the holistic understanding that the future of care of any one person will inevitably blend a mix of in-person, digital and automated experiences. The telehealth of yesterday has grown to encompass hybrid care models, asynchronous and automated care, remote patient monitoring, patient and provider engagement — and the flow of data that drives all of the above.

2022 Select Business Highlights

- Revenue increased 10% from 2021 to $277.2 million

- Gross margin was 42.1% compared to 41.3% in 2021

- Net loss was $272.1 million, compared to $176.8 million in 2021

- Average contract value increased 13% from $356,000 to $401,000 for Heath Systems and 19% from $723,000 to $862,000 for Health Plans

- Total active providers were ~107,000

- Total visits were ~6.5 million

- Cash and short-term securities were $538.5 million as of December 31, 2022

Digital Care Utilization

Digital care utilization is a key driver of our business A client's overall utilization of its digital care platform provides an important measure of the value they derive. COVID-19 dramatically accelerated digital care adoption seen in both overall volumes and embracement of delivering higher acuity care in a virtual medium. Peak COVID-19 pandemic visit growth reflected several factors. Many patients needed assessment for respiratory or other COVID-19-like symptoms and sought to be assessed for possible referral to hospital or testing facilities. In addition, many patients, especially those with health vulnerabilities, sought to avoid going into brick-and mortar-facilities – and indeed our health systems' clients preferred wherever possible to treat patients remotely at home for non-COVID-19 related ongoing healthcare needs. Finally, we saw significant expansion of reimbursement for digital care during the COVID-19 crisis, which made digital care more affordable for many people.

Regulatory Environment

In response to the COVID-19 pandemic, state and federal regulatory authorities loosened or removed a number of regulatory requirements in order to increase the availability of digital care services. For example, many state governors issued executive orders permitting physicians and other health care professionals to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure process so long as they hold a valid license in another state. In addition, changes were made to the Medicare and Medicaid programs (through waivers and other regulatory authority) to increase access to digital care services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. Legislation that passed at the end of 2022 will extend most Medicare reimbursement flexibilities through December 31, 2024.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS

Corporate Social and Environmental Responsibility

At Amwell, we are focused on delivering greater access to more affordable, higher quality care by connecting and enabling providers, insurers, patients, and innovators through our platform and services. Our values - being customer first, uniting as one team and delivering awesome - are core to who we are and serve as the foundation on which we are able to a build a strong organization and promote the long-term interests of our stockholders and stakeholders.

We have begun formalizing our environmental, social and governance (ESG) approach at the direction of management and with oversight from the Board. We have engaged an outside consultant and are in the process of fully evaluating our most relevant ESG topics and developing a comprehensive strategy connected to our strategic business initiatives. We expect to provide more information regarding our ESG initiatives in a future published ESG report that aligns with leading ESG reporting frameworks. Key ESG focal points that have emerged include human capital management, diversity, equity and inclusion, and data privacy and cybersecurity.

Human Capital Management

Our human capital management philosophy is rooted in our commitment to our values of being customer first, acting as one team and delivering awesome. We continuously seek ways to grow, develop and retain our talented workforce through a range of programs and employee development resources. In 2021, Amwell made the decision to go to a virtual first workforce. More than 95% of our employees are working remotely, which allows us to recruit a more broadly diverse workforce across the globe. It also helps us support employee development by connecting our people with mentors and leaders across the globe as opposed to limiting development by geography. We encourage employees to take an active role in their career path journey, by ensuring they evaluate and continue to excel at our Amwell core competencies. We enable and advocate for open and frequent dialogues between our employees and their managers to support career development.

Feedback is important to us. We conduct annual engagement surveys and host other events such as all hands meetings to listen and garner feedback from our employees and take action on their feedback. In addition, we recognize and reward employees through strong recognition programs and quarterly Amwell recognition awards that are built upon nominations from peers and managers. We provide highly competitive compensation, benefits and health initiatives that are supportive of mental health needs, including employee assistance programs, unlimited paid time off and mental health support in addition to all free telehealth and behavioral health services.

Diversity, Equity and Inclusion

At Amwell, diversity, equity and inclusion (DE&I) is integral to our operations. Each year we welcome new participants to our formally established Diversity, Equity & Inclusion committee that is sponsored and governed by our Chief People Officer and our EVP of Enterprise Platforms. Across this committee, we greatly expanded our DE&I programs and initiatives throughout 2022. We use this committee to help us educate, formulate and select inclusion and management training opportunities as well as help educate and support all Amwell trainings. In 2022, we conducted our annual DE&I survey, held DE&I ambassador trainings, offered company-wide trainings and specific leader-based inclusion trainings, launched an Amwell DE&I discussion channel, and educated, recognized and celebrated global holidays.

We remain focused on building a diverse pipeline of talent. Partnerships developed with universities and other organizations across the U.S. and our virtual workforce strategy have allowed us to expand national recruitment opportunities. We continue to prioritize our diverse recruitment strategy to build a stronger pipeline for women and people of color in our management and leadership roles.

As of December 31, 2022, our total number of employees was approximately 1,100. As of 2022, women represented 43% of our global employees and 29% of our global employees were people of color.

Cybersecurity and Data Privacy

One of our top priorities is safeguarding our clients' personal health information. We engage in a comprehensive and proactive approach to compliance, data privacy, cybersecurity and risk management. Our security and privacy program is built to the highest standards and has passed extensive federal security audits. Our platform is HITRUST, ISO 27001 and PCI certified (and Amwell's international office in Israel is ISO 27799 certified) as well as HIPAA compliant with actionable security guidelines to protect sensitive patient information. We continuously manage and monitor our operations security and compliance through our Cyber Command Center. Our commitment to data security and privacy is coordinated through our Chief Information Officer and Chief Technology Officer and executed among our staff of security analysts and governance, risk and compliance professionals. Through regular meetings, reporting, and employee trainings, we work diligently to avoid cyber threats, protect client information and achieve the system security requirements necessary to earn the trust of some of the largest health plans and systems, and government organizations.

Code of Ethics and Corporate Governance Guidelines

Our Board of Directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our President and co-Chief Executive Officer, Chairman and co-Chief Executive Officer, Chief Financial Officer and principal accounting officer. The full text of our code of business conduct and ethics is posted on the investor relations section of our website at ***https://investors.amwell.com/governance/governance-documents/default.aspx***. We intend to disclose future amendments to our code of business conduct and ethics, and any waivers of such code, on our website or in public filings.

In addition, our Board of Directors has adopted corporate governance guidelines for our company. The full text of our corporate governance guidelines are posted on the investor relations section of our website at ***https://investors.amwell.com/governance/governance-documents/default.aspx.***

Environmental, Social, and Governance ("ESG") Initiatives

Our values are core to who we are and serve as the foundation on which we are able to a build a strong organization and promote the long-term interests of our stockholders and stakeholders.

We have begun the implementation of an ESG program at the direction of management and with oversight from the Board. We have engaged outside consultants to support us in the process of identifying and addressing the most relevant ESG topics for Amwell based on our industry, our impact, and our stakeholders' interests. Our intent is to develop a well-informed, comprehensive ESG strategy that aligns with our strategic corporate priorities. In 2022, we published our inaugural ESG framework, available at investors.amwell.com.

We are committed to being transparent throughout this journey and, moving forward, plan to publish ESG reports regularly. Our approach to ESG is in its beginning stages, but already we have identified three guiding pillars: Our People, Our Products and Our Operations. These pillars allow us to add structure and organization to our ESG strategy, ensuring that we are balanced in our approach.

Our ESG Framework:

Our Product	Our People	Our Operations
Operational Efficiencies and Environmental Stewardship: Our clients care about outcomes, health access and efficiency. Our solution is designed to enable and empower our clients' operational goals. The benefits of our services go beyond immediate operational efficiencies associated with health digitization to the power of a truly connected infrastructure.	***Talent Development and Engagement:*** Our talented team members devote themselves to serving our mission. We do the same for them by creating programs that expand their capabilities, support their growth and development, promote their wellbeing, and encourage them to speak up.	***Cybersecurity and Data Privacy:*** As an integral member of the healthcare ecosystem working across plans, providers, care professionals, and patients, trust is an imperative. We build that trust by prioritizing the safety and security of personal health information. Our security-focused culture is reinforced throughout the organization by our ongoing training and awareness-building activities.
Clinician Shortages and Burnout: Personnel shortages and care team burnout are all too common in the healthcare field. This is why we're focused on enabling our clients to leverage technology and unify the care team's resources and drive new efficient workflows to achieve sought after efficiencies so that teams can focus on the delivery of care. Our unique automated care programs augment the care team, enabling them to practice at the top of their license.	***Mental and Physical Wellbeing:*** We believe that best-in-class healthcare starts from within, and mental and physical wellbeing are intertwined. We aim to offer resources and benefits to support employees' mental and physical health to ensure they can continue to support our collective mission and be the best version of themselves.	***Compliance and Ethics:*** Our business sits at the intersection of technology and healthcare, which means that compliance and ethics are paramount in order to support our credibility. Our organization has significant people, controls, and processes in place to maintain compliance and support integrity at every turn.
Patient Experience and Outcomes: With our solution, the patient and provider experience will be fast and seamless for many points along the continuum of care connected via the platform. Our solution is designed to connect care teams to the information they need, helping them coordinate for consults, accelerate next steps, and deliver better outcomes.	***Diversity and Inclusion:*** As a business built on a foundation of innovation, we understand the importance of diverse perspectives. To this end, we strive to develop a team that is inclusive and representative of diverse individuals. We do this through internal working groups focused on communications, events, research, and human resources and training to support our three DE&I pillars: Recruitment, Awareness & Engagement, and Community Support.	
Health Equity and Access: Enabling widespread access and equity in health care is core to our purpose as a business. Our mission is to use technology to connect and enable providers, payers, patients, and innovators to provide greater access to more affordable, higher quality care	***Community Service:*** Our communities, big and small, are an important part of our identity. We are enriching our communities and advancing healthcare, hunger relief, and equality for all through our corporate social responsibility initiative, Amwell Cares. Each of our team members are encouraged to volunteer on their own and are provided one designated volunteer day each year.	

Governance

Our company was founded by industry veterans, and their passion, energy and expertise have contributed to our success as a leading digital care delivery enablement platform in the United States and globally, connecting and enabling providers, insurers, patients, and innovators to deliver greater access to more affordable, higher quality care.

Our management team is governed by our Board of Directors ("Board"), which works alongside them to determine our business strategy, ensure the sustainable growth of the company, and oversee our enterprise risks and opportunities and ESG initiatives. Our Board consists of nine directors, 22% of whom identify as diverse in ethnicity and 78% who are independent. Our Board brings a diversity of perspectives, experience and backgrounds to their role of monitoring and advising management.

Board of Directors and Committees

Our Board may establish the authorized number of directors from time to time by resolution, subject to a minimum of five directors and a maximum of thirteen directors. There are no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or his or her earlier death, resignation or removal.

Our directors are divided into three classes of directors, with the classes as nearly equal in number as possible. Each of our directors identified below serves in the class indicated. Subject to any earlier resignation or removal in accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our Class III directors, if elected at the Annual Meeting, will serve until the 2026 annual meeting of stockholders, our Class I directors will serve until the 2024 annual meeting of stockholders and our Class II directors will serve until the 2025 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be apportioned by the Board of Directors among the three classes.

Below is a list of the names, ages as of March 31, 2023 and classification of the individuals who currently serve as our directors.

Name	Class	Age	Position	Director Since
Ido Schoenberg, MD	III	58	Chairman, co-Chief Executive Officer	2006
Roy Schoenberg, MD, MPH	III	55	Director, co-Chief Executive Officer	2006
Deval Patrick	II	66	Director	2015
Dr. Peter Slavin	III	65	Director	2016
Derek Ross	I	51	Director	2018
Stephen Schlegel	II	60	Director	2019
Dr. Delos (Toby) Cosgrove	II	82	Director	2019
Deborah Jackson	I	71	Director	2020
Rob Webb	I	53	Director	2022

Director Biographies

Information concerning our directors is set forth below. The biographical description of each director includes the specific experience, qualifications, attributes and skills that led to the Board of Directors' conclusion at the time of filing of this Proxy Statement that each person listed below should serve as a director.

Director Nominees (Class III Directors)

Ido Schoenberg, Chairman, co-Chief Executive Officer

Since 2007, Dr. Schoenberg has served as the Chairman and co-CEO of Amwell. He currently oversees the business operations of Amwell. In 1996, together with Phyllis Gotlib, he co-founded iMDSoft, a provider of enterprise software that automates hospital critical care units. He grew the company into a market leader with a large multi-national installed base in the United States, Europe and East Asia. In 2001, Dr. Schoenberg joined CareKey, Inc. as Chief Executive Officer and took the company through its acquisition by the TriZetto group. Dr. Schoenberg served as TriZetto's Chief Business Strategy Officer until his departure in the summer of 2006. Dr. Schoenberg previously served as the chairman of iMDSoft's scientific advisory board. Dr. Schoenberg holds an MD from the Sackler School of Medicine. We believe that Dr. Schoenberg's extensive experience in the healthcare space, prior track record as a successful entrepreneur and leadership skills make him a valuable addition to our Board of Directors.

Roy Schoenberg, President, co-Chief Executive Officer

Since 2007, Dr. Schoenberg has served as President and co-CEO of Amwell. Dr. Schoenberg is the inventor of the American Well® concept. Today, he directs all aspects of our technology and product development. Dr. Schoenberg was previously the founder of CareKey, Inc., a software vendor offering electronic health management systems. Dr. Schoenberg led CareKey through product development, market introduction, and the adoption of its solutions. Dr. Schoenberg continued to serve as Senior Vice President and Chief Internet Solutions Officer at TriZetto, following its acquisition of CareKey in December 2005. In 2013, Dr. Schoenberg was appointed to the Federation of State Medical Boards' task force delivering landmark guidelines for the "Appropriate Use of Telehealth in Medical Practice." Dr. Schoenberg is the author of numerous publications, talks, and books in the area of medical informatics, many of which he published during his work at the Center for Clinical Computing at Harvard's Beth Israel Deaconess Hospital, where he was a Fellow in Clinical Informatics from 1998 to 2001. Dr. Schoenberg holds an MD from the Hebrew University Medical School and an MPH in Healthcare Management from Harvard University. We believe that Dr. Schoenberg's extensive experience in the healthcare space, prior track record as a successful entrepreneur and leadership skills make him a valuable addition to our Board of Directors.

Dr. Peter Slavin, Director

Peter L. Slavin, MD has a long history of leadership roles in academic medicine and has recently transitioned to pursue his interests in healthcare investment, advising, and consulting. In 2022, he joined Advent International (a global private equity firm that invests in healthcare) as an Operating Partner. For the last 6 years, he has served on the board of Amwell. In 2022, he joined the board of Point32Health, a large non-profit health insurer in New England. He is a senior advisor and advisory board member at Arsenal Capital Partners (a New York based private equity firm). Dr. Slavin served as the President of Massachusetts General Hospital from January 2003 until September 2021. From 1999-2002, he served as Chairman and Chief Executive Officer of the Massachusetts General Physicians Organization, which included over 1,700 physicians and employed nearly 1,000 of them. From 1997 to 1999, Dr. Slavin served as President of Barnes-Jewish Hospital in St. Louis, Missouri. Before that, he did his training in Internal Medicine at Massachusetts General Hospital from 1984 to 1987 and was Senior Vice President and Chief Medical Officer from 1994 to 1997. Dr. Slavin graduated from Harvard College in 1979, Harvard Medical School in 1984, and Harvard Business School in 1990. Dr. Slavin teaches health care management at Harvard Medical School where he is a Professor of Health Care Policy. He chaired the boards of the Association of American Medical Colleges and the Massachusetts Hospital Association. He is the recipient of the Harold Amos Faculty Diversity Award from Harvard Medical School, and the Dr. Jim O'Connell Award from Boston Healthcare for the Homeless. He is also a member of the National Academy of Medicine and the American Academy of Arts and Sciences. We believe that Dr. Slavin's extensive experience in the healthcare space, his understanding of health systems and leadership skills make him a valuable addition to our Board of Directors.

Directors with Terms Expiring in 2024 (Class I Directors)

Derek Ross

Mr. Ross is an accomplished healthcare executive with 25+ years of healthcare and financial experience. During his 21-year career at Philips, he held senior leadership roles within several of Philips' healthcare hardware, software, and services businesses. He most recently was the Leader for the Aging and Caregiving, Senior Living businesses. Before that position, he led the Global Population Health Management business group. Mr. Ross also, during his tenure, led the finance organizations for Philips's Healthcare Informatics and Population Health Management business groups. Mr. Ross holds a BA in Business Studies from Babson College and an MBA from the F.W. Olin Graduate School of Business at Babson College. We believe that Mr. Ross's extensive experience in the health technology space and leadership skills make him a valuable part of our Board of Directors.

Deborah Jackson

Since 2011, Ms. Jackson has served as the President of Cambridge College. From 2002 to 2011, Ms. Jackson served as the CEO of the American Red Cross of Eastern Massachusetts. Prior to that, she was Vice President of the Boston Foundation and Senior Vice President at Boston Children's Hospital. She spent a decade early in her career at one of the country's leading research and consulting firms, Abt Associates, where she served as the Deputy Director of its Healthcare and Income Security Group. Throughout her career, Ms. Jackson has served on numerous boards and commissions including serving on the Mayor's Task Force on Healthcare Disparities as Co-Chair, the Group Insurance Commission of the Commonwealth of Massachusetts, the Board of Directors of Harvard Pilgrim Health Care, and the National Association of Corporate Directors. She currently serves as the Lead Director of Eastern Bankshares, Inc. and is a board member of the Eastern Bank Charitable Foundation and serves on the board of John Hancock Investments and the Massachusetts Women's Forum. Ms. Jackson holds a BA from Northeastern University and a Masters in City Planning from the Massachusetts Institute of Technology. She is the recipient of honorary doctorate degrees from Curry College and Merrimack Valley College. We believe that Ms. Jackson's extensive experience in the healthcare space and leadership skills make her a valuable addition to our Board of Directors.

Rob Webb

Rob Webb is an experienced health care executive and board member, and advocate for innovation in long-established industries. Most recently, he spent 19 years with UnitedHealth Group in a number of executive roles, including the CEO of Optum's consumer and specialty network businesses for 10 years, and the president of UHG Ventures for 9 years. He is currently the president of Onward Ventures, a venture studio focused on driving innovation in health care and other industries. In addition to the Amwell board, Mr. Webb serves in a board role for Ardent Health, Delmec Ireland, and The Kellogg School Health Care Advisory Board. He has held board roles for fast-growing, innovate health care businesses, including Symphonix Health, Sanvello, Naviguard, Bind Insurance (now Surest), Level2 and others. Rob received his bachelor's degree in mechanical engineering from the University of Minnesota, and his MBA in finance from the Kellogg School of Management at Northwestern University. We believe that Mr. Webb's extensive experience in the healthcare space and leadership skills make him a valuable addition to our Board of Directors.

Directors with Terms Expiring in 2025 (Class II Directors)

Deval Patrick, Director

Mr. Patrick serves as Co-Director of the Center for Public Leadership at the Harvard Kennedy School and a professor of practice on the faculty. He is also a Senior Advisor to Bain Capital and co-chair of American Bridge 21st Century Foundation, a progressive political action committee. He is the founder and, from April 2015 to December 2019, was Managing Partner of Bain Capital Double Impact, a growth equity fund that invests in commercial businesses for both competitive financial returns and positive social impact. From January 2007 to January 2015, he served as Governor of Massachusetts. He has been a senior executive in two Fortune 50 companies, a partner in two Boston law firms, and by appointment of President Bill Clinton, the Assistant Attorney General for Civil Rights in the United States Justice Department. He is a Rockefeller Fellow, a Crown Fellow of the Aspen Institute, and the author of two books. Mr. Patrick earned an AB cum laude from Harvard College and a JD from Harvard Law School. In addition to Amwell, he serves on the boards of Global Blood Therapeutics, where he serves on the audit and nominating and governance committees; Cerevel Therapeutics, where he serves on the compensation committee; Toast Inc., where he chairs the nominating and governance committee; and Twilio, where he serves on the compensation committee. We believe that Mr. Patrick's extensive experience in public policy, business management, and leadership make him a valuable addition to our Board of Directors.

Stephen Schlegel, Director

From August 2005 to his early retirement in February 2021, Mr. Schlegel has served as Vice President, Corporate Development at Anthem, Inc., a leading health benefits company. In this capacity, Mr. Schlegel was responsible for leading the company's corporate development activities, managing mergers and acquisitions and corporate negotiations. He previously served from 1998 to 2005 as Vice President, Corporate Development and Strategy at Sprint. Mr. Schlegel holds a BA in accounting from Loras College and an MBA from the University of Chicago Booth School of Business. We believe that Mr. Schlegel's extensive experience in the healthcare space, background in corporate development and leadership skills make him a valuable addition to our Board of Directors.

Dr. Delos (Toby) Cosgrove, Director

Dr. Cosgrove is the former CEO and President of the Cleveland Clinic. Serving from 2004 through 2017, he led the $8 billion organization to new heights of achievement and efficiency, seeing it ranked the #2 hospital in America (U.S. News). He currently serves as Executive Advisor to Cleveland Clinic, working with the Cleveland Clinic leadership on strategies for national and international growth. As CEO from 2004 to 2017, he reorganized services, improved outcomes and patient experience, and strengthened the organizations finances. Dr. Cosgrove holds a BA from Williams College and an MD from the University of Virginia School of Medicine. Dr. Cosgrove joined the Cleveland Clinic in 1975 and chaired the Department of Thoracic and Cardiovascular Surgery from 1989 to 2004. He performed over 22,000 operations and earned an international reputation in valve repair. He holds 30 patents for medical innovations. He trained at Massachusetts General Hospital and Brook General Hospital in London. In 1967, he was a surgeon in the U.S. Air Force, earning a Bronze Star. Dr. Cosgrove is a member of the National Academy of Medicine, and a Fellow of the National Academy of Inventors. In 2016, he was a Fortune Businessperson of the Year (No 14.) Three successive presidents of the United States have consulted him on healthcare issues. We believe that Dr. Cosgrove's extensive experience in the healthcare space, background in health systems and public policy and leadership skills make him a valuable addition to our Board of Directors.

Board Skills Matrix

Our Board believes that it should be a diverse body with a mix of viewpoints, skills, and experience in order to ensure effective oversight for our business. As such, our Nominating and Corporate Governance Committee and our Board as a whole are focused on ensuring that a wide range of experience, qualifications, attributes, skills, and perspectives are represented on our Board. We use a variety of methods for identifying and evaluating potential director candidates whose expertise complements and/or fills gaps in the Board's aggregate skill set. The Board believes that each director has valuable individual competencies and backgrounds that, taken together, provide the tools necessary to offer thoughtful and engaging oversight of our business.

As indicated in the directors' biographies, our directors have exhibited significant leadership skills and extensive experience in the medical and healthcare technology fields, each of which the Board believes provides valuable knowledge regarding critical elements of our business. The following matrix identifies the primary experience, qualifications, attributes and skills of each of our directors. This matrix does not encompass all the experience, qualifications, attributes or skills of our directors, and the fact that a particular experience, qualification, attribute or skill is not listed does not mean that a director does not possess it. The type and degree of experience, qualifications, attributes and skills listed below may vary among members of the Board.

Director Experiences, Qualifications, Attributes & Skills	Ido Schoenberg, MD	Roy Schoenberg, MD, MPH	Deval Patrick	Dr. Peter Slavin	Derek Ross	Stephen Schlegel	Dr. Delos (Toby) Cosgrove	Deborah Jackson	Rob Webb
Healthcare and Medical Operational Expertise	X	X		X	X	X	X		X
Academics and Research			X	X			X	X	
Corporate Governance		X	X	X			X	X	X
Technology & Cybersecurity		X			X				
Accounting and Financial Reporting			X		X	X			X
Regulatory, Government and Compliance			X				X		
Strategy and M&A	X				X	X	X		X
Independence			X	X	X	X	X	X	X

Director Independence

Under the NYSE listing standards, no director qualifies as "independent" unless the Board of Directors affirmatively determines that the director has "no material relationship" with the listed company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the company.

Our Board of Directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board of Directors has determined that Stephen Schlegel, Deval Patrick, Dr. Peter Slavin, Derek Ross, Dr. Toby Cosgrove, Rob Webb and Deborah Jackson do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under applicable NYSE rules. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships and Related Person Transactions."

Relationships

Drs. Ido and Roy Schoenberg are siblings, and Dr. Ido Schoenberg and Phyllis Gotlib are married to each other.

Board Leadership Structure

Although our Board does not have a formal policy as to whether the roles of Chairman of our Board and Chief Executive Officer should be combined or separated, Dr Ido Schoenberg serves as both the Chairman of our Board and co-Chief Executive Officer. We do not have a lead independent director. Our Board believes that the current board leadership structure, coupled with a strong emphasis on board independence, provides effective independent oversight of management and risk management processes while allowing our Board and management to benefit from Dr. Ido Schoenberg's extensive executive leadership and operational experience.

Our Board has concluded that our current leadership structure is appropriate at this time. However, our Board will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Attendance at Board and Annual Meetings

During 2022, our Board had 6 meetings, our Audit Committee had 4 meetings, our Compensation Committee had 6 meetings, and our Nominating and Corporate Governance Committee had 1 meeting. In addition to regularly scheduled and special meetings, the Board and its committees routinely hold informal discussions and perform certain actions by written consent. For example, the members of the Nominating and Corporate Governance Committee met unofficially numerous times with management and other directors to discuss potential director appointments and the Board assessment process before these topics were presented and discussed at Board meetings. The Board, the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee acted by written consent 4, 1, 5 and 2 times, respectively. Each director attended at least 75% of the aggregate of (i) the total number of meetings of our Board held during the period for which he or she served as a director and (ii) the total number of meetings held by all committees of our Board on which such director served (held during the period of such director's committee service). Our non-employee directors, as well as our independent directors, meet in regularly scheduled sessions, typically after a scheduled Board meeting. Our Board has not formally selected a director to preside over either our executive sessions of non-employee directors or our executive sessions of independent directors. Instead, the participating directors designate a presiding director for the session.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage our directors to attend such meetings. All of our directors attended our 2022 annual meeting of stockholders.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which have the composition and responsibilities described below. Our Board may establish other committees to facilitate the management of our business. Copies of the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available in the "Corporate Governance—Governance Overview" section of our investor relations website (http://investor.amwell.com/governance/governance-documents/default.aspx). Members serve on these committees until their resignation or until otherwise determined by our Board.

The following table sets forth the standing committees of our Board and the members of each such committee as of the date of this Proxy Statement:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Deval Patrick	Member	—	—
Dr. Peter Slavin	—	Chair	Chair
Derek Ross	Member	—	—
Stephen Schlegel	Chair	Member	Member
Dr. Delos (Toby) Cosgrove	—	—	Member
Deborah Jackson	—	—	Member
Rob Webb	Member	—	—

Audit Committee

The Board of Directors has determined that all Audit Committee members meets the requirements for independence under the current NYSE listing standards and satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. Each member of our Audit Committee is financially literate. In addition, our Board of Directors has determined that each of Derek Ross and Rob Webb is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on our audit committee financial expert any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors. Our Audit Committee is directly responsible for, among other things:

- selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

- ensuring the independence of the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

- establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

- considering the adequacy of our internal controls and internal audit function;

- reviewing material related party transactions or those that require disclosure; and

- approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code, and meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Our Compensation Committee is responsible for, among other things:

- reviewing and approving, or recommending that our Board of Directors approve, the compensation of our executive officers;

- reviewing and recommending to our Board of Directors the compensation of our directors;

- administering our stock and equity incentive plans;

- reviewing and approving, or making recommendations to our Board of Directors with respect to, incentive compensation and equity plans; and

- reviewing our overall compensation philosophy.

The Compensation Committee may delegate any of its responsibilities to subcommittees or the chair of the committee and has delegated to our Chief Executive Officer the authority to make grants of equity awards to individuals who are not subject to Section 16 of the Exchange Act, pursuant to its Delegation Policy.

For a description of the role of our executive officers and independent compensation consultant in determining or recommending the amount or form of executive and director compensation, see "Director Compensation" and "Compensation Discussion and Analysis."

Nominating and Governance Committee

Our nominating and corporate governance committee consists solely of independent members. Our nominating and governance committee is responsible for, among other things:

- identifying and recommending candidates for membership on our Board of Directors;

- reviewing and recommending our Corporate Governance Guidelines and policies;

- reviewing proposed waivers of the code of conduct for directors and executive officers;

- overseeing the process of evaluating the performance of our Board of Directors; and

- assisting our Board of Directors on corporate governance matters.

Role of the Board in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. Such risks include, among others, strategic, financial, business and operational, cybersecurity, legal and regulatory compliance, and reputational risks. Our Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the Board of Directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure. Our Audit Committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. In addition to oversight of the performance of our external auditors, our Audit Committee also monitors compliance with legal and regulatory requirements, cybersecurity and reviews related party transactions. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive risk-taking. Our Nominating and Corporate Governance Committee monitors the effectiveness of our Corporate Governance Guidelines.

Hedging Policy

Transactions in derivative securities may reflect a short-term and speculative interest in our securities and may create the appearance of impropriety. Trading in derivatives may also focus attention on short-term performance at the expense of our long-term objectives. Therefore, our Insider Trading Policy prohibits our directors, officers and employees from engaging in transactions to hedge ownership of our common stock, including publicly traded options, such as puts and calls, and other derivative securities with respect to our Class A common stock. Stock options, stock appreciation rights and other securities issued pursuant to our benefit plans or other compensatory arrangements with us are not subject to this prohibition.

Director Nomination Process

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating potential director candidates. In its evaluation of director candidates, including the current directors eligible for re-election, our Nominating and Corporate Governance Committee will consider the current size and composition of our Board of Directors and the needs of our Board of Directors and the respective committees of our Board of Directors.

Some of the qualifications that our Nominating and Corporate Governance Committee considers include, without limitation, experience of particular relevance to us and the Board of Directors, accomplishments, superior credentials, independence, area of expertise, diversity, and the highest ethical and moral standards.

In determining whether to recommend a director for re-election, the Nominating and Corporate Governance Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board of Directors and the Company. Although our Board of Directors does not maintain a specific policy with respect to board diversity, our Board of Directors believes that the board should be a diverse body, and the Nominating and Corporate Governance Committee considers a broad range of backgrounds and experiences. In making determinations regarding nominations of directors, the Nominating and Corporate Governance Committee may take into account such factors as gender, race, ethnicity, differences in professional background, education, skill, and other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board of Directors. After completing its review and evaluation of director candidates, our Nominating and Corporate Governance Committee recommends to our full Board of Directors the director nominees for selection.

Our Nominating and Corporate Governance Committee will consider candidates for director recommended by stockholders of the Company who are stockholders of record at the time of the submission of the director recommendation and on the record date for the determination of stockholders entitled to vote at the annual meeting. The Nominating and Corporate Governance committee will evaluate such recommendations in accordance with the regular director nominee criteria described above. This process is designed to ensure that our Board of Directors includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business.

A stockholder that wants to recommend a candidate for election to our Board of Directors should direct the recommendation in writing to the Company, attention of the General Counsel at American Well Corporation, 75 State Street., 26th Floor, Boston, MA 02109. The recommendation must include the candidate's name, age, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and the Company and evidence of the recommending stockholder's ownership of our capital stock. Such recommendation must also include a statement from the recommending stockholder in support of the candidate, particularly within the context of the criteria for membership on our Board of Directors.

Nominations for directors must comply with our bylaws, including the deadlines and information requirements.

Communications with Our Board

Our Board has adopted a formal process by which stockholders and other interested parties may communicate with our Board, our independent directors as a group or any of our directors. Stockholders and other interested parties may send written communications addressed to our General Counsel at American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109. Each communication will be reviewed by our General Counsel to determine whether it is appropriate for presentation to our Board or the applicable director(s). The purpose of this screening is to allow our Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations, and product inquiries).

Controlled Company

We are a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange ("NYSE"). Under these rules, a listed company for which more than 50% of the voting power is held by an individual, group, or another company is a "controlled company." Drs. Ido and Roy Schoenberg hold 51% of the total combined voting power of our outstanding common stock. As a result, we qualify for exemption from certain independence requirements, including the requirement that we have a Board of Directors composed of a majority of independent directors, and a Compensation Committee and a Nominating and Corporate Governance Committee be composed entirely of independent directors. However, we do not rely on these exemptions and a majority of our directors are independent and all of the committees of our Board of Directors are completely independent.

DIRECTOR COMPENSATION

Non-Employee Director Compensation Policy

All of our non-employee directors are eligible to receive compensation for their service on our Board of Directors. Board members who are also our employees are not paid additional compensation for their service on our board.

The Board's non-employee director compensation policy is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high-caliber non-employee directors. The Board may amend, modify or terminate the policy at any time. The policy is reviewed annually by the Compensation Committee and the full Board with reference to the policies of each of the members of a peer group of similar companies selected by the Compensation Committee in consultation with Aon's Human Capital Solutions practice, a division of Aon plc ("Aon"), its independent compensation consultant.

The compensation for services is based on the director compensation policy, under which our non-employee directors are eligible to receive annual cash retainers and RSU grants, as follows: (i) annual cash retainer of $75,000, paid in quarterly installments in arrears, (ii) an initial RSU grant with a fair market value of $400,000 to be made in connection with the director's appointment to the Board of Directors ("Initial RSUs"), which vests in equal annual installments over three years, and (iii) an annual RSU grant with a fair market value of $200,000 to be made in connection with our annual meeting of stockholders ("Annual RSUs"), which vests on the earlier of:

(A) the day immediately preceding the date of our first annual meeting of stockholders following the date of grant and

(B) the first anniversary of the date of grant.

The value of Initial RSUs and Annual RSUs is determined using the closing price of the Company's Class A common stock on the NYSE on the date of the award. The Board has reserved discretion under the policy to grant all or a portion of the foregoing equity awards in any combination of equity-based awards available for grant under the 2020 Equity Plan or any other applicable equity incentive plan maintained by the Company at the time of grant.

17

Non-Employee Director Compensation

The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Stephen Schlegel	$ 75,000	$ 199,997	—	$ 274,997
Deval Patrick	$ 75,000	$ 199,997	—	$ 274,997
Derek Ross	$ 75,000	$ 199,997	—	$ 274,997
Peter Slavin	$ 75,000	$ 199,997	—	$ 274,997
Delos Cosgrove	$ 75,000	$ 199,997	—	$ 274,997
Deborah Jackson	$ 75,000	$ 199,997	—	$ 274,997
Rob Webb	$ 18,750	$ 439,926	—	$ 458,676

(1) Represents the aggregate grant date fair value of restricted stock units that vest based on continuous service (“**RSUs**”) that were granted during the year referenced, computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the RSU awards are described in Note 13 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023. The table below shows the number of option awards (all of which are fully-vested) and unvested stock awards that were outstanding and held by each of our non-employee directors as of December 31, 2022.

Name	Stock Options (#)	Unvested Stock Awards (#)
Stephen Schlegel	—	55,543
Deval Patrick	161,700	55,543
Derek Ross	—	55,543
Peter Slavin	302,000	55,543
Delos Cosgrove	264,000	55,543
Deborah Jackson	—	55,543
Rob Webb	—	107,825

Non-Employee Director Stock Ownership Guidelines

We implemented stock ownership guidelines in October 2022, as we believe stock ownership is an important tool to strengthen the alignment of interests among our executive officers, non-employee directors and our stockholders. Each non-employee director is required to hold Company stock with a value equal to five (5) times his/her annual cash retainer. Each non-employee director will have five (5) years from the date of the adoption of these guidelines or their subsequent initial appointment to the Board of Directors to comply with the guidelines. After the initial five-year phase-in period, compliance with the ownership guideline will be measured on December 31 of each year. For purposes of measuring compliance with these guidelines, time-based restricted stock units (whether or not vested) and Company stock owned directly, or beneficially owned by the non-employee director or the non-employee director's family members, will count. Unexercised stock options, including vested in-the-money options, and performance-based restricted stock/restricted stock units that are unearned (i.e., performance-based awards for which the applicable performance conditions have not been satisfied) are not counted for purposes of compliance.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policy Concerning Related Person Transactions

Our Board of Directors has adopted a written policy, which we refer to as the related person transaction approval policy, for the review of any transaction, arrangement or relationship in which we are a participant, if the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or his or her immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a related person transaction, the related person must report the proposed related person transaction to the chairman of our Audit Committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. In approving or rejecting such proposed transactions, the Audit Committee will be required to consider relevant facts and circumstances. The Audit Committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the Audit Committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such Audit Committee member may be counted in determining the presence of a quorum at the meeting of the Audit Committee at which such transaction is considered. If we become aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the Audit Committee. The Audit Committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the Audit Committee to consummate a related person transaction, the chairman of the Audit Committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the Audit Committee at its next regularly scheduled meeting.

We describe below transactions and series of similar transactions, during our last fiscal year or currently proposed, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described herein, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under "Directors Compensation" and "Compensation Discussion and Analysis".

Provision of Telehealth Services

We contract with and provide telehealth services to certain affiliated parties, including Cleveland Clinic. For additional information, see Note 16 to our audited consolidated financial statements included in our Annual Report on Form 10-K.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that the Company shall hold harmless and indemnify each indemnitee against all expenses and losses actually and reasonably incurred by him or her by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in each case, to the fullest extent permitted under the DGCL.

Transactions with Others

Dr. Ido Schoenberg's son, Dan Wahrhaft, is employed with the Company as Vice President, Sales & Account Management. Mr. Wahrhaft received aggregate compensation, inclusive of his base salary, bonus, equity awards granted and Company contribution under the Company's defined contribution retirement plan, of $199,563 for his employment in the year ended December 31, 2022.

EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers and their respective ages as of March 31, 2023. Officers are elected by the Board of Directors to hold office until their successors are appointed and qualified.

Name	Age	Position
Ido Schoenberg, MD	58	Chairman, co-Chief Executive Officer
Roy Schoenberg, MD, MPH	55	President, co-Chief Executive Officer
Phyllis Gotlib	66	President, International
Robert Shepardson	58	Chief Financial Officer
Kurt Knight	44	Chief Operating Officer
Vukasin (Vaughn) Paunovich	52	Executive Vice President, Enterprise Platforms

For the biographies of Drs. Ido Schoenberg and Roy Schoenberg, see the section titled *"Board of Directors and Corporate Governance—Continuing Directors."*

Phyllis Gotlib, President, American Well International

Since January 2018, Ms. Gotlib has led Amwell's international operations. Prior to joining Amwell, Phyllis was Executive Partner at Flare Capital. She also served as co-founder and CEO of iMDsoft, a disruptive clinical information technology company that created innovative, market-leading solutions to streamline and optimize hospitals' high-acuity care. Phyllis led iMDsoft from inception through its exponential international growth and ultimately to its acquisition by TPG Growth in 2012. Prior to iMDsoft, she founded PS Gluck, a lucrative diamond trade company which she managed for many years with her partner in the Israeli Diamond Exchange (IDE). After her departure from PS Gluck, Phyllis joined Tactic Capital Markets (TCM), a boutique investment firm, as a managing partner. At TCM, Phyllis began to focus on healthcare investments. In addition to her business ventures, Phyllis is an active philanthropist and social activist. She holds leadership roles on various not for profit organizations including Zahal Disabled Veterans Organization (ZDVO) and the Israel American Council (IAC). Phyllis works closely with Flare Capital's entrepreneurs, providing deep healthcare technology insights and experience to support portfolio companies to become market leaders.

Robert Shepardson, Chief Financial Officer

Since October 2021, Mr. Shepardson has served as Chief Financial Officer of Amwell overseeing the financial aspects of the company. He joined Amwell from Morgan Stanley, where he held various leadership roles in Global Capital Markets and in Media and Communications Investment Banking. Most recently, Mr. Shepardson held the position of Managing Director in Global Capital Markets with responsibility for all equity issuance in the Healthcare sector. Mr. Shepardson serves as Treasurer on the board of The Alliance for Positive Change, an organization focused on transforming the lives of New Yorkers living with HIV/AIDS and other chronic illnesses. He graduated cum laude with a Bachelor of Arts in Economics from Princeton University and earned his Master of Business Administration from the Tuck School of Business at Dartmouth College.

Kurt Knight, Chief Operating Officer

Since 2019, Mr. Knight has served as our Chief Operating Officer. He previously served from 2018 to 2019 as Head of Business Operations. He is responsible for the delivery of Amwell products and services to our customer base. Since joining in 2011, he previously held roles as head of Clinical Services and Corporate Development. Prior to Amwell he was a manager in the healthcare practice at the Boston Consulting Group. Mr. Knight holds a BA in Economics from Brigham Young University, a Master of Public Health from Columbia University, and an MBA from Harvard Business School.

Vaughn Paunovich, Executive Vice President, Enterprise Platforms

Since 2022, Mr. Paunovich has served as our Executive Vice President of Enterprise Platforms, where he is responsible for end-to-end product management, engineering, and technology. Mr. Paunovich brings over 25 years' experience leading large scale transformation efforts as a CIO, CTO, and CDO for Fortune 500 companies including United Health Group, General Electric, Bank of America and Travelers. A design thinker with a strong product focus, Mr. Paunovich has spent his career spearheading critical innovation initiatives that have driven the digitization of many industries from healthcare to retail. Mr. Paunovich graduated from the University of Albany.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") discusses the principles and objectives underlying our policies and decisions with respect to the compensation of our named executive officers ("NEOs"), as well as other material factors relevant to an analysis of these policies and decisions regarding our 2022 executive compensation program. This CD&A is intended to be read in conjunction with the tables that immediately follow this section, which provide further compensation information for the following NEOs:

Name	Position
Ido Schoenberg, MD	Chairman, co-Chief Executive Officer
Roy Schoenberg, MD, MPH	President, co-Chief Executive Officer
Phyllis Gotlib	President, International
Robert Shepardson	Chief Financial Officer
Kurt Knight	Chief Operating Officer
Vukasin (Vaughn) Paunovich[1]	Executive Vice President, Enterprise Platforms

_____

(1)   Mr. Paunovich joined the Company as an executive officer on July 15, 2022.

The primary objectives of our executive compensation program are to retain key executives, attract new talent and link compensation to achievement of business objectives. We believe our 2022 NEO compensation demonstrates the Company's commitment to aligning executive pay with corporate performance. This CD&A provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program and each element of compensation provided. In addition, it explains how and why the Compensation Committee (for purposes of this Compensation Discussion and Analysis, the compensation tables and related information that follows and Proposal No. 3, the "Committee") arrived at the specific compensation policies and decisions involving our NEOs in respect of 2022.

2022 Compensation Decisions: Strong Emphasis on Performance-Based Pay

Co-CEO Compensation: Majority Performance-Based (Total and Long-Term Incentive Equity)

Our CEOs' 2022 total compensation was more than 90% performance-based, with 100% of the equity grants being performance stock units, or PSUs, subject to rigorous and challenging market capitalization hurdles over the course of a three-year performance period. Consistent with our compensation philosophy, which emphasizes performance-based and "at-risk" pay, this proportion of performance-based and at-risk compensation encourages a focus on the Company's short- and long-term success to align with the long-term interests of our stockholders.

Long-Term Incentives: 100% Performance-Based Equity for CEOs, 70% Performance-Based for other NEOs; Challenging Market Capitalization Hurdles

As described above, more than 90% of our co-CEOs' total compensation was performance-based, with 100% of the long-term incentive equity grants being performance-based. Our other NEOs' 2022 compensation (excluding our new hire, Mr. Paunovich) was more than 80% performance based, with 70% of equity grants being PSUs, that are similarly subject to rigorous market capitalization hurdles over a three-year period, with the remaining 30% being time-based restricted stock units, or RSUs (excluding the new hire grant to Mr. Paunovich, which was allocated 50% PSUs and 50% RSUs based on the Committee's determination of a competitive compensation package that would not only induce Mr. Paunovich to accept his employment offer but would also promote long-term retention as well as pay for performance). This enhances the strong link between pay and performance for our NEOs and the alignment of their interests with those of Amwell and its stockholders.

2022 Annual Incentive Targets Increased and Rigorous, Objective

We established a goal for the revenue metric that was rigorous, aggressive, challenging, attainable only with strong performance, and that took into account the relevant opportunities and risks. The target was approximately 14% higher than prior year actual performance at $288 million, above our highest projections with regard to outlook as communicated to stockholders in February 2022. Ultimately, we achieved very solid results of $277.2 million, a nearly 10% increase, and which was between the threshold and target levels. The Committee determined that the Company's achievement was 96.25% of our 2022 target. Based on such achievement, combined with determination of the NEOs' individual performance achievement, the Committee approved annual incentive plan payout of approximately 76% of target for the CEOs and 84.4% target for the other NEOs.

Peer Group: Assessed and Updated Peer Group

Each year, the Committee, with the assistance of its independent compensation consultant, reassesses the group of peer companies to use as a reference point for evaluating executive compensation. In connection with determining the compensation of the CEOs and other executive officers, in the second half of 2021, the Committee conducted a review of our peer group to ensure its continued appropriateness.

In light of the growth of our Company, the Committee revised the peer group selection criteria for revenue in August 2022. Using the typical range of 0.25x to 2.5x the Company's then-current revenue, the peer group selection criteria were updated to reference a revenue range of $150 million to $850 million, along with a market capitalization range of 0.3x to 3.0x the Company's then-current market capitalization range. Using these criteria, together with merger and acquisition activity, resulted in the removal of five (5) companies and the addition of four (4) new companies as compared to our 2020 peer group, as discussed in more detail in the section titled "*Compensation Peer Groups and Peer Selection Process*" below.

Consistent with best practices for corporate governance, the Committee has committed to review the peer group annually.

2022 Stockholder Engagement

The Board believes that directly engaging with stockholders is a critical process for receiving and understanding feedback on subjects that matter most to them. After the 2022 annual meeting of stockholders, as a proactive measure, and in accordance with best practices in corporate governance, we conducted an inaugural round of stockholder engagement.

We contacted our top 20 stockholders, representing approximately 30% of the Company's outstanding shares. We invited them to share their feedback regarding our executive compensation programs and to discuss ESG, corporate governance and other topics.

We held calls with 6 stockholders representing approximately 22% of our outstanding shares. We received responses from 6 other stockholders that they did not seek to engage at this time. We did not receive replies from the remainder of the stockholders we contacted.

Our CFO, Head of Investor Relations and General Counsel conducted these conversations on behalf of the Company. The feedback received was then shared and discussed with the full Committee and the Board of Directors.

Incorporating Feedback from Stockholders

During these discussions, we received valuable commentary and insights from stockholders regarding our executive compensation practices and disclosure as a result of our engagement with stockholders. As shown below, we have made changes in response to the feedback we received.

What We Heard	How We Responded
Increase the proportion of performance-based equity in the long-term incentive equity component of the executive compensation program; enhance CD&A disclosure regarding performance-based equity	In 2022, the Company introduced PSUs subject to rigorous and challenging market capitalization hurdles over the course of a three-year performance period. The majority of total compensation and long-term incentive equity for our NEOs was performance-based. In 2023, we again issued PSU to our executive team as part of the annual long-term incentive plan process and our goal is to continue utilizing this equity vehicle going forward.
Address the relatively high value of target total compensation awarded to the CEOs	The Committee has committed not to make any performance-based or time-based equity to the co-CEOs grants during the performance period of the PSUs granted in 2022 (2022 PSUs), which is a three (3) year period.
Adopt certain key risk mitigation devices relating to the executive compensation program in order to best protect stockholder interests	In 2022, the Company adopted stock ownership guidelines with robust minimum levels of ownership. In 2023, the Company will adopt a clawback policy that complies with new listing requirements issued by the Nasdaq Stock Market following recent SEC rulemaking under the Dodd-Frank Act.
Improve the disclosure of director qualifications and expertise	The disclosure contained in this proxy statement provides more expanded and detailed description of Board skills and experience, and of Board oversight of ESG and risk, and the rationale for the current Board leadership structure
Ongoing insider selling creates a negative perception	The Company's policy has been to sell a portion of our stock received by each executive officer in connection with the vesting and settlement of RSUs in order to pay for his/her tax obligation related to that vesting and settlement. The alternative for our company is to "net settle" the RSUs, which entails taking a portion of the vesting stock into the Company's treasury account and using our balance sheet funds to pay the IRS for applicable withholding taxes owed by the executive officer. Since Amwell is currently not profitable, we have rejected that approach. Unfortunately, the tax related stock sales by our executive officers have resulted in the misconception that our executive officers are voluntarily selling stock constantly and at relatively low prices. We have communicated to our stockholders that these sales by our executive officers are driven by the need to satisfy immediate tax liability and not due to any view on the long-term value of our stock.
Dual class capital structures with unequal voting rights disenfranchise certain stockholders and can lead to disregard for stockholder interests	Many companies have a dual class structure, and we believe this structure insulates the company from short-term pressure and allows us to make strategic long-term decisions that are in our best interest. One example is our multi-year re-platforming efforts and the launch of Converge, our industry leading telehealth platform which is seeing widespread adoption and which we believe is one of our key differentiators going forward. Please note that there is a sunset provision on our dual class capital structure in place that is aligned with the time parameter that is common in the market.
Amounts of executive compensation granted are well above the median	The Committee works with Aon Radford ("Aon"), our compensation consultant, to benchmark executive compensation versus our peer companies and generally at the 75th percentile for companies of our size and in our industry. Moreover, the introduction of performance-based compensation, specifically the PSUs, described above means that the compensation received by our executives is directly tied to significant increases in stockholder value. We strongly believe that tying the incentive for stockholders and management team together is in the best interests of the company and if the company's fortunes dramatically change in a positive manner our executive team should be awarded.

Key Aspects of the 2022 Executive Compensation Program

The following summarizes the key aspects of our 2022 executive compensation program, each of which is described in further detail below.

Base Salaries

The base salaries of our co-CEOs and other NEOs who were employed in 2021 were unchanged in 2022 from 2021.

Annual Bonuses

To determine payouts earned, the annual incentive plan has two categories of performance measures: a corporate factor to determine the funding of the incentive plan and an individual performance multiplier.

The Committee utilized revenue as the corporate performance metric in 2022. The Committee set the revenue target at $288 million, an increase of nearly 14% over actual prior year performance. The Committee selected this metric to incentivize the executive officers to pursue the critical strategic priority of top line revenue growth. The bonus pool mechanics stated that the Company must achieve at least a threshold level of performance in order to fund any portion of the incentive bonus pool. That minimum performance threshold for payout was set at 93.75% of the target in order for any portion of the annual bonus target to be paid.

The Committee also tied a portion of each NEO's bonus opportunity to personalized factors related to the achievement of key performance indicators by each individual NEO. Based on each NEO's individual performance, payouts with respect to personal factors were set at 100% of target, with actual bonus payout adjusted upward or downward based on achievement of individual performance goals.

As described in further detail below, total Company revenue in 2022 was $277.2 million. Based on this financial result, the Committee determined that overall corporate factor achievement relative to the goals was 96.25% of target, translating to 84.4% bonus pool funding. The CEOs' and NEOs' personal performance factors ranged from 90% to 100% of target. As such, overall annual incentive payouts for the CEOs and NEOs ranged from 76% to 84.4% of target.

Long-Term Incentives: PSUs Added

As the Company has continued to evolve and mature following its IPO in 2020, the Committee has sought to evolve our executive compensation program as appropriate for a company of Amwell's stage of development and size. In the first half of 2022, the Committee, with the assistance of, and advice from, its independent compensation consultant, added PSUs as part of long-term executive retention strategy.

The 2022 long-term incentives consisted of PSUs and RSUs. For the co-CEOs, the Committee allocated 100% of the long-term equity to PSUs, and for the other NEOs, the Committee allocated 70% to PSUs and 30% to RSUs (excluding the new hire grant to Mr. Paunovich).

The Committee has committed not to make any equity grants to the co-CEOS during the three-year performance period of the 2022 PSUs.

The PSUs vest based on the attainment, on average, of select market capitalization hurdles for a 30 day business period, which hurdles were set as select multiples of the applicable grant date market capitalization of the Company. The Committee views the inclusion of a market capitalization metric as critical because it ties executive officer compensation with the creation of stockholder value and aligns the interests of executive officers with those of Amwell and its stockholders.

Compensation Philosophy and Objectives

Compensation Philosophy

The Committee believes that a well-designed compensation program should align the NEOs' interests with Company growth and stockholder returns. Specifically, the Committee believes that the program should support and incentivize the executive team to ensure the Company's achievement of its primary business goals and allow the Company to attract and retain executives whose talents, expertise, leadership and contributions are expected to build and sustain growth in long-term stockholder value. As a result, we maintain a strong pay-for-performance orientation in our compensation program.

To achieve these objectives, the Committee regularly reviews our compensation policies and overall program design to ensure that they are aligned with the interests of our stockholders and our business goals, and that the total compensation paid to our executives and directors is fair, reasonable and competitive for our size and stage of development.

Compensation Objectives

- **Pay for performance: Reward achievement of business objectives.** Our mission is to connect and enable providers, insurers, patients and innovators to deliver and/or receive greater access to more affordable, higher quality care. We have developed a robust strategy to accomplish this mission, which, if executed upon, will result in dramatic increases in revenue by the Company.

  The Committee has designed our executive compensation program to motivate our executive officers to achieve these business objectives by closely linking the value of the compensation they receive to our performance relative to these business objectives. Specific metrics are chosen by the Committee to measure performance that support and advance our short- and long-term strategic and business objectives and the creation of stockholder value.

- **Align the interests of our executive officers and employees with those of our stockholders; Foster an ownership culture.** Equity-based compensation constitutes a significant portion of our executive officers' overall compensation. The Committee uses equity, when appropriate, as the vehicle for long-term incentive opportunities to incentivize and reward executive officers to (i) achieve multi-year strategic goals and (ii) deliver sustained long-term value to stockholders.

  The Committee believes using equity for the long-term incentives creates strong alignment between the interests of executive officers and the interests of our stockholders because it gives executive officers and stockholders a common interest in stock price performance. Granting equity also fosters an ownership culture among executive officers by making them stockholders with a personal stake in Amwell's growth and success.

- **Attract, retain and motivate talented individuals with market competitive compensation**. Our people are vital to our success. In our industry, we face a competitive market for executive talent. We seek executive officers and managers to manage our business and carry out our strategy who have diverse experience, expertise, capabilities and backgrounds. We have structured our compensation program to ensure we are able to attract and retain the talent necessary for us to achieve our business goals.

Compensation Program Governance

The Committee assesses the effectiveness of our executive compensation program from time to time and reviews risk mitigation and governance matters, which includes maintaining the following best practices:

What We Do	
Pay for Performance	The majority of total executive compensation is variable and at-risk.
Balance Short- and Long-Term Compensation	The allocation of incentives does not over-emphasize short-term performance at the expense of achieving long-term goals.
Independent Compensation Consultant	The Committee has engaged an independent compensation consultant to provide information and advice for use in all aspects of compensation-related decision-making.
Peer Data	We utilize a peer group of companies based on industry sector, revenue and market capitalization to reference for compensation decisions that is reviewed on an annual basis.
Cap on Incentive Awards	Our incentive plans have an upper limit on the amount that may be earned.
Robust Stock Ownership and Retention Guidelines	Our executive officers and directors are required to maintain certain levels of stock ownership. We require, for those who have not met their minimum required ownership, that they hold (and not dispose of) a certain amount of shares of our common stock acquired through equity awards.

What We Don’t Do	
No Hedging of Company Securities	We prohibit employees and non-employee directors from engaging in hedging or short sale transactions in Company securities.
No Pledging of Company Securities	We prohibit employees and non-employee directors from pledging Company securities or placing them in a margin account.
No Excessive Perks	We do not provide large perquisites to executive officers.
No Excise Tax Gross-Ups	We do not provide excise tax gross-ups.
No Stock Options Below Fair Market Value	We do not grant stock options below fair market value.

Compensation Determination Process

Role of the Compensation Committee

The Committee establishes, reviews and approves our compensation philosophy and objectives; determines the structure, components and other elements of executive compensation; and reviews and approves the compensation of the NEOs or, in the case of the co-CEOs, recommends it for approval by the Board. The Committee structures the executive compensation program to accomplish its articulated compensation objectives in light of the compensation philosophy described above.

The Committee obtains input from executive officers regarding the Company’s annual operating plan, expected financial results, and related risks. Based on this information and with the assistance of the Committee’s independent compensation consultant, the Committee establishes the performance-based metrics and targets for the annual incentive plan. With respect to the performance-based metric, the Committee sets appropriate threshold and maximum levels of performance designed to motivate achievement without incentivizing excessive risk-taking.

Annually, the Committee reviews the elements of our executive compensation program to verify the alignment of the program with our business strategy and with the items that it believes drive the creation of stockholder value, and to determine whether any changes would be appropriate.

At the beginning of the fiscal year, the Committee evaluates achievement over the past calendar year relative to previously established and approved performance targets and examines whether it would be appropriate to apply discretion to the initial outcomes in order to take relevant factors into consideration, and determines corresponding payouts earned.

With the recommendations of the co-CEOs, the Committee approves the compensation for all the other executive officers. The Committee also makes recommendations to the full Board regarding the compensation of each of our co-CEOs.

Role of the Independent Compensation Consultant

The Committee recognizes that there is value in procuring independent, objective expertise and counsel in connection with fulfilling its duties, and pursuant to its charter, the Committee has the authority to select and retain independent advisors and counsel to assist it with carrying out its duties and responsibilities. The Committee has exercised this authority to engage Aon as an independent compensation consultant, and the Company has provided appropriate funding to the Committee to do so.

The Committee has worked with Aon to develop a peer group, provide a competitive market analysis of the base salary, annual cash incentive awards and long-term incentive compensation of our executive officers compared against the compensation peer group, report on share utilization, and review other market practices and trends.

While the Committee took into consideration the review and recommendations of Aon when making decisions about our executive compensation program, ultimately, the Committee made its own independent decisions in determining our executives’ compensation.

The Committee has assessed the independence of Aon pursuant to SEC and NYSE rules. In doing so, the Committee considered each of the factors set forth by the SEC and the NYSE with respect to a compensation consultant’s independence and reviewed Aon’s own self-evaluation of and conclusion regarding its independence. The Committee also considered the nature and amount of work performed for the Committee by Aon and the fees paid for those services in relation to the firm’s total revenues. In 2022, we paid Aon approximately $288,196 for executive officer and director compensation services, and we paid Aon approximately $436,599 for additional services relating to supplemental non-executive compensation analyses and corporate risk and brokerage.

Based on its consideration of the foregoing and other relevant factors, the Committee concluded that there were no conflicts of interest, and that Aon is independent.

Compensation Peer Groups and Peer Selection Process

The Committee believes relevant market and benchmark data provide a solid reference point for making decisions and very helpful context, even though, relative to other companies, there are differences and unique aspects of the Company. The Committee takes into consideration the structure and components of, and the amounts paid under, the executive compensation programs of other, comparable peer companies, as derived from public filings and other sources when making decisions about the structure and component mix of our executive compensation program.

The Committee, with the assistance of Aon, developed a peer group in 2021 for use in connection with decisions about 2022 executive compensation. The Committee used the following criteria in selecting a peer group: sector (technology and health care technology), revenue (0.5x to 2.5x the Company's revenue, oriented toward high growth) and market capitalization (0.3x to 3.0x the Company's market cap).

Based on these criteria and considerations, the Committee approved a peer group that consisted of the following 18 companies:

1Life Healthcare, Inc.	Five9, Inc.	LivePerson, Inc.	Schrodinger, Inc.
Accolade, Inc.	Health Catalyst, Inc.	New Relic, Inc.	Tabula Rasa Healthcare, Inc.
AppFolio, Inc.	HealthEquity, Inc.	Omnicell, Inc.	Teladoc Health, Inc.
Certara, Inc.	Inspire Medical Systems, Inc.	Phreesia, Inc.	
Cloudera, Inc.	iRhythm Technologies, Inc.	Progeny, Inc.	

The Committee believes that the compensation practices of the above listed peer group provided us with appropriate compensation reference points for evaluating and determining the compensation of our NEOs for 2022. Consistent with best practices for corporate governance, the Committee reviews our peer group annually. In late-2022, the Committee engaged Aon to develop a new peer group for decisions regarding executive compensation for 2023.

Role of the Co-CEOs

The Committee works with our co-CEOs to set the target compensation of each of our other NEOs. As part of this process, the co-CEOs evaluate the performance of the other executive officers annually and make recommendations to the Committee in the first quarter of the year regarding the compensation of each other executive officer.

The input of the co-CEOs is particularly important. The Committee gives significant weight to the recommendations of these two in light of their greater familiarity with the day-to-day performance of these officers and the importance of incentive compensation in driving the execution of managerial initiatives developed and led by the co-CEOs. Nevertheless, the Committee makes the ultimate determination regarding the compensation for the executive officers.

Drs. Ido and Roy Schoenberg are siblings, and Dr. Ido Schoenberg and Phyllis Gotlib are married to each other. The Committee has strict protocols to avoid conflicts of interest and to maintain confidentiality in connection with determinations of the compensation of Drs. Ido and Roy Schoenberg and of Phyllis Gotlib.

Compensation Program Components

2022 Components in General

In order to achieve its executive compensation program objectives, the Committee utilizes the compensation components set forth in the chart below. The Committee verifies through regular reviews that each executive officer's total compensation is consistent with its compensation philosophy and objectives and that each component below is appropriately reflected in the executive in question's compensation.

Element	Description	Additional Detail
Base Salary	Fixed cash compensation Determined based on each executive officer's role, individual skills, experience, performance, positioning relative to competitive market and internal equity.	Base salaries are intended to provide stable compensation to executive officers, allow us to attract and retain skilled executive talent and maintain a consistent, stable leadership team.
Short-Term Incentives: Annual Cash Incentive Opportunities	Variable cash compensation based on the level of achievement of certain annual performance objectives that are pre-determined. The performance objectives are all financial. Company Performance against the revenue goal had to be at least 93.75% of target to earn any credit toward a payout with respect to that goal. Bonus pool funding (i.e., the corporate component) is capped at a maximum of 125% of target funding and the aggregate annual bonus payout is capped at a maximum of 156.25% of target. Target cash award as a percentage of base salary is capped at 200%.	Annual cash incentive opportunities are designed to align our executive officers in pursuing our short-term goals; payout levels are generally determined based on actual financial results and the degree of achievement of personal performance milestones.
Long-Term Incentives: Equity-Based Compensation	Variable equity-based compensation. Performance Stock Units (PSUs): Restricted stock units that are performance-based, using market capitalization hurdles as the performance metric. Restricted Stock Units (RSUs): Restricted stock units that are time-based.	Equity-based compensation is designed to motivate and reward executive officers to achieve multi-year strategic goals and to deliver sustained long-term value to stockholders, as well as to attract and retain executive officers for the long term.

Base Salary

Base salaries provide fixed compensation to executive officers and help us to attract and retain the executive talent needed to lead the business and maintain a stable leadership team. Base salaries are individually determined according to each executive officer's areas of responsibility, role and experience, and they vary among executive officers based on a variety of considerations, including skills, experience, achievements and the competitive market for the position.

For 2022, the Committee did not make any changes to the base salaries of the co-CEOs or the other NEOs.

NEO	2022 Base Salary ($)[1]	2021 Base Salary ($)[1]	% Change
Ido Schoenberg	$ 650,000	$ 650,000	0%
Roy Schoenberg	$ 650,000	$ 650,000	0%
Robert Shepardson	$ 485,000	$ 485,000	0%
Phyllis Gotlib	$ 485,000	$ 485,000	0%
Kurt Knight	$ 485,000	$ 485,000	0%
Vukasin (Vaughn) Paunovich	$ 485,000	N/A	N/A

(1)   Amounts shown are the annual base salary rate in effect at year-end.

From time to time, the Committee might consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salaries, but may also include changes in the competitive market, changes of role or responsibilities, or recognition for achievements or market trends.

Annual Incentive Plan

The annual incentive plan for executive officers is a cash plan that rewards NEOs for the achievement of key short-term objectives. In particular, the plan offers incentives to the NEOs to accomplish certain short-term financial results that the Committee views as key steps in the execution of our overall business strategy, with the intent ultimately of increasing stockholder value.

For the NEOs, the amount of the payout, if any, under the annual incentive plan is based on achievement against two categories of performance measures: a Corporate Funding Performance Factor and a Personal Factor Multiplier.



Target Opportunities

The Committee determines the target annual incentive opportunity available to each NEO by taking the individual's annual base salary in effect at year end and multiplying it by the individual's target incentive percentage. Among other factors, the target incentive percentages are determined with reference to the actions in this regard by our peer group companies for their NEOs and the proportion of total direct compensation represented by the annual incentive.

NEO	2022 Target Annual Incentive Plan Opportunity as a % of Base Salary
Ido Schoenberg	150%
Roy Schoenberg	150%
Robert Shepardson	100%
Phyllis Gotlib	100%
Kurt Knight	100%
Vukasin (Vaughn) Paunovich	100%

Corporate Funding Performance Factor

The amount of the payout, if any, under the annual incentive plan is based in part on our achievement against a financial metric. The financial measure selected by the Committee, 2022 Company Revenue, focuses executive officers on the critical strategic priority of top line revenue growth. Given the Company's stage of development and market opportunity and window, the Committee emphasized revenue growth as the highest priority. We derive revenue from the use of the Amwell Platform in the form of recurring subscription fees for use of our platform, and related services and Carepoint sales. We also generate revenue from the performance of AMG (our clinical services affiliate) patient visits.

Target, Threshold and Maximum Corporate Funding Performance Levels

The Committee set the performance metric targets at levels that it considered rigorous and challenging and that took into account the relevant risks and opportunities. More specifically, the Committee reviewed the relevant financial objectives set as a result of the detailed budgeting process, and assessed various factors related to the achievability of these budget targets, including the risks associated with various macroeconomic factors, including the effects inflation and rising interest rates, and the risks of achieving specific actions that underlie the targets and the implied performance relative to prior years.

Considering these factors, the Committee set the 2022 annual incentive plan target for revenue at a 14% growth rate over the actual total revenue in 2021.

Having set the targets, the Committee also set the threshold and maximum performance levels. For 2022, the Committee set the threshold for payment of any annual incentives at approximately 93.75% of the revenue target. The Committee set the maximum level for revenue at 104.86% of target, a level that presents a significant challenge requiring exceptionally strong performance.

Corporate Achievement Level

The Committee defined payout levels representing the amount to be paid to NEOs based on the level of actual performance relative to the targets. If achievement is below the threshold level of performance, the Committee set the payout at 0% in order to motivate performance and underscore the importance of achieving, or closely approaching, our revenue targets at this critical time in our development. If we achieved threshold performance (defined as 93.75% of target), the bonus pool funding would be 50% of target; if we achieved 100% of target performance, the payout would be 100% of target, and if we achieved maximum performance or above, the payout would be 125% of bonus pool funding. For performance between the threshold and maximum for any metric, the payout amount is determined based on specified bend points in the payout curve between the threshold of 50% and the target of 100%, and then linearly up to a maximum of 125%.

Performance Metric	Below Threshold ($/%)	Threshold ($/%)	Target ($/%)	Maximum ($/%)	Actual Result ($/%)%	Achievement vs. Target
Revenue (in millions)	<270.00	270.00	288.00	302.00	277.19	96.25%
Percentage of Target Performance	<93.75%	93.75%	100%	104.86%		
Bonus Pool Funding	0%	50%	100%	125%		84.40%

Personal Factor

The Committee also considers a personal factor in determining the payout under the annual incentive plan to each NEO. Given the nature of their roles, Dr. Ido Schoenberg and Dr. Roy Schoenberg personal factors were the same as the Company's corporate achievement metrics. The personal factor for the other NEOs was designed to align with the Company's strategic and operating initiatives. The Committee determines personal factor achievement based on each NEO's attainment of select Objectives and Key Results (OKRs) that are aligned with Company and department OKRs. The Committee evaluates each NEO's achievement relative to his/her personal OKR goals or personal performance factors (to the extent applicable). The resulting personal factor is expressed as a percentage, with a maximum of 125%, and that percentage is applied to the bonus pool funding under the corporate component to determine the actual bonus payout for each NEO.

For Mr. Shepardson, Ms. Gotlib, Mr. Knight and Mr. Paunovich, the NEOs' personal factors were based on the performance assessments described below, with no specific weighting given to any one personal factor. As noted above, given the nature of their roles, Dr. Ido Schoenberg and Dr. Roy Schoenberg personal factors were the same as the Company's corporate achievement metrics.

NEO	Objectives and Key Results
All NEOs	• Sell more high-margin products and services • Migrate clients to the Converge platform • Improve efficiency • Drive virtual first team alignment and accountability
Robert Shepardson	• Develop strategic finance plan • Further enhance finance function with high quality talent to operate productively and efficiently • Staff investor relations function with high quality talent and produce deliverables • Increase efficiency and timeliness of accounting functions • Integrate acquired businesses
Phyllis Gotlib	• Expand international agreements and pipeline • Develop plan and assess regulatory status for the Converge platform in other countries • Manage talent, culture and processes to retain talent; oversee training; align and focus employees on Objectives and Key Results • Achieve goals with active providers
Kurt Knight	• Drive revenue achievement, shepherd partnership and launch new customer support function • Drive increased use of the Converge platform • Increase AMG urgent care profitability • Drive inorganic growth via integration of acquired companies • Improve employee engagement, complete job architecture project and increase staff in key departments successfully
Vukasin (Vaughn) Paunovich	• Engage Solutions resources in key accounts and expand; value proposition incorporated into sales process • Deliver products, including for key partners and providers; develop Converge migration strategy • Deliver on engineering commitments • Provide continuous improvement in hosting, including availability, cost and support

For the personal factor component, the Committee determined that the NEOs listed below merited the following achievement level based on their personal OKR achievements in 2022:

NEO	2022 Personal Factor Achievement
Robert Shepardson	100%
Phyllis Gotlib	100%
Kurt Knight	100%
Vukasin (Vaughn) Paunovich	100%

Having determined the total 2022 annual incentive plan payouts for each eligible NEO, the Committee then presented the determination of annual incentive plan payout amounts for the co-CEOs to the Board for its review and approval.

To calculate 2022 annual incentive payouts for the co-CEOs, the Board reviewed the Company's achievement metrics against the corporate objectives. Based on the results of the company performance, the Board determined an individual personal factor for both CEOs at 90%.

NEO	Base Salary ($)[1]	Target Opportunity (%)	Target Opportunity ($)	Corporate Funding Performance Factor (%)	Personal Factor (%)	Approved Payout Amount ($)
Ido Schoenberg	650,000	150%	975,000	84%	90%	740,610
Roy Schoenberg	650,000	150%	975,000	84%	90%	740,610
Robert Shepardson	485,000	100%	485,000	84%	100%	409,340
Phyllis Gotlib	485,000	100%	485,000	84%	100%	409,340
Kurt Knight	485,000	100%	485,000	84%	100%	409,340
Vukasin (Vaughn) Paunovich	485,000	100%	485,000	84%	100%	409,340

(1)   Amounts shown are the annual base salary in effect at year end.

Long-Term Incentives

The third and largest of the main components of the executive compensation program is our long-term equity incentive opportunity. The Committee designed the long-term incentive opportunity in 2022 to motivate and reward the NEOs to achieve multi-year strategic goals and deliver sustained long-term value to stockholders.

Long-term incentives create a strong link between payouts and performance, and a strong alignment between the interests of executive officers and the interests of our stockholders. Long-term equity incentives also promote retention, because executive officers will only receive value if they remain employed by us over the required term, and they foster an ownership culture among our executive officers by making executive officers become stockholders, with a personal stake in the value they are incentivized to create.

Equity Vehicles: PSUs and RSUs

The Committee designed the mix of equity vehicles and the relative weight assigned to each type to motivate performance against long-term targets and stock price appreciation over the long term and to encourage ownership and retention while aligning executive officers' interests with those of our stockholders. The mix of long-term incentives granted to the NEOs in 2022 is shown below:

Equity Vehicle	2022 Allocation	Time -Vesting Period	How Earned	Rationale for Use
PSUs	100% for the co-CEOs, 70% for the NEOs[1]	3 Years	Market Capitalization Milestones	• Ties executive officer compensation directly to pursuit of key strategic goals of expanding the applicability of our technology and methodology to a broader market and the corresponding stockholder value creation • Promotes focus on long-term value creation
RSUs	30% for the NEOs[1]	4 years, 25% on first anniversary and quarterly thereafter	Time Based Vesting	• Promotes retention

(1)   Mr. Paunovich's 2022 new hire grant was allocated 50% PSUs and 50% RSUs, as described in more detail in Appointment of Vukasin (Vaughn) Paunovich as Executive Vice President, Enterprise Platforms below.

PSUs - In the first half of 2022, the Committee, with the assistance of Aon, introduced PSUs. The PSUs use the Company's market capitalization as the metric for the 2022-24 performance period. The Committee made PSUs 100% of the long-term incentive equity grants for the co-CEOs, and 70% of the 2022 long-term incentive equity grants to the NEOs (excluding the co-CEOs) in the form of PSUs. The addition of this new performance measure reinforced the pay-for-performance nature of the long-term incentive grants and the executive compensation program overall.

The 2022 PSUs are eligible to vest over a three-year performance period beginning May 16, 2022 and ending May 15, 2025 for the co-CEOs and March 1, 2022 and ending February 28, 2025 for the other NEOs. For the co-CEOs, the PSUs vest based on market capitalization increases of between 0% and 750% from the market capitalization determined at the time of the grant. For the NEOs, the PSUs vest based on market capitalization increases of between 0% and 300% from the time of grant. The Committee granted these market cap PSUs in order to incentivize our executive officers with our long-term, large-scale strategic objectives to motivate the creation of significant stockholder value, to directly align the interests of the executive officers with those of stockholders, and to diversify the mix of equity vehicles. We believe reaching market capitalization hurdles is tied to the successful execution of our strategy. For the co-CEOs, the Committee intends for the 2022 PSU grants to be the only grants that the co-CEOs will receive for three years, and has committed not to make any performance-based or time-based equity grants to the co-CEOs during the three-year performance period of the 2022 PSUs.

RSUs - The RSUs are complementary to the PSUs because they have upside potential but deliver value even during periods of market or stock price underperformance, providing a retention incentive and reinforcing an ownership culture and commitment to Amwell.

2022 Equity Grants

Typically, in making determinations about the size of long-term equity incentive grants to the NEOs, the Committee considers, among other things, both equity grant levels and the overall pay mix in peer group companies and the NEO's role, skills and experience and the criticality of the NEO's contributions to the Company. The specific size of the grants to each NEO varies based on these factors.

The Committee has committed not to make any equity grants to the co-CEOs during the three-year performance period of the 2022 PSUs.

Name	PSUs (#)[2]	RSUs (#)
Ido Schoenberg	1,000,000	N/A
Roy Schoenberg	1,000,000	N/A
Robert Shepardson	488,099	209,185
Phyllis Gotlib	488,099	209,185
Kurt Knight	488,099	209,185
Vukasin (Vaughn) Paunovich[1]	563,266	563,266

(1)   Mr. Paunovich's 2022 new hire grant was allocated 50% PSUs and 50% RSUs.
(2)   The PSU amounts noted are based on 100% achievement of milestones.

Prior to awarding the co-CEOs their 2022 PSU grants, the Board worked with its independent compensation consultant to benchmark their proposed equity grants versus those received by CEOs of comparator companies. During this deliberation, the Board focused on providing a structure which motivated the co-CEOs to exceed company objectives during the crucial, final stages of re-platforming and commercializing Converge. In exchange for making these substantial grants, the co-CEOs agreed to forgo additional equity grants during the subsequent 3-year period of performance of the PSUs. In addition, the Board set the market capitalization thresholds at which equity could be earned by the co-CEOs at very high levels in order to ensure that the PSUs were earned and only issued in the event of a significant increase in stockholder value creation. Specifically, these thresholds were set such that the co-CEOs would only earn the full equity grant if the Company's market capitalization increased by more than 600 percent over the three-year performance period.

In addition, the Committee might also grant long-term incentive awards when an individual is promoted to a senior executive position to recognize the increase in the scope of his or her role and responsibilities. From time to time, the Committee might also make special equity awards to recognize major accomplishments, or selective awards in situations involving a leadership transition. The Committee also makes grants to newly hired executive officers to induce them to join the Company and retain them once these newly hired executives have joined.

We expect to continue to evaluate our equity compensation strategy across the organization to manage our equity utilization during 2022 and beyond.

Leadership Transitions

Resignation of Brendan O'Grady as Chief Commercial & Growth Officer

On June 3, 2022, Mr. O'Grady stepped down from his position as the Company's Chief Commercial & Growth Officer.

Appointment of Vukasin (Vaughn) Paunovich as Executive Vice President, Enterprise Platforms

On May 19, 2022, the Company entered into an employment agreement with Mr. Paunovich to become the Company's Executive Vice President, Enterprise Platforms, effective July 11, 2022. Pursuant to the employment agreement, Mr. Paunovich will receive an annual base salary of $485,000 and will be eligible for an annual target bonus of 100% of his annual base salary. In addition, Mr. Paunovich received a new hire equity grant of 50% PSUs and 50% RSUs with an aggregate grant date value of $5,000,000, that settle in shares of the Company's Class A common stock. The size and composition of Mr. Paunovich's new hire equity grant was determined based on the Committee's review, together with its independent compensation consultant, of benchmarking data against grants received by employees in similarly leveled positions of comparator companies in order to provide a competitive equity compensation package that would promote both long-term retention with our Company as well as our pay for performance philosophy. The new hire PSUs vest based on the same market capitalization and continued service vesting terms that apply to the PSUs granted to our other non-CEO NEOs in 2022, (provided that the market capitalization baseline used to calculate these milestones was determined as of his start date). The new hire RSUs vest with the following vesting schedule: 40% on the grant date; 40% upon the first anniversary of the grant date; and the remaining 20% upon the eighteen month anniversary of the grant date.

Other Elements of Compensation

Employee Stock Purchase Plan

Under the terms of our 2020 Employee Stock Purchase Plan (the "ESPP"), eligible employees will be provided the opportunity to purchase shares of our Class A common stock through the exercise of stock options granted during offering periods established by the administrator based on participants' applied payroll deductions of up to a fixed dollar amount or percentage of their eligible compensation. The purchase price per share of our Class A common stock will equal 85% of the lower of either (a) the Common Stock's fair market value on the first trading day of an offering period (in either case, the "enrollment date") or (b) the Common Stock's fair market value on the applicable "purchase date" of the offering period.

Participants may voluntarily end their participation in the ESPP prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Class A common stock. Participation will end automatically upon a participant's termination of employment.

Retirement Benefits

We maintain a tax-qualified defined contribution plan (the "401(k) Plan"), under which our employees, including our named executive officers, are eligible to participate. Under the 401(k) Plan, participants may defer a portion of their annual compensation on a pre-tax basis. In addition, we make a matching contribution of up to 3% of a participant's contribution subject to IRS contribution limits.

We do not provide a pension plan for employees (other than as may be statutorily required by applicable law) and none of our named executive officers participate in a non-qualified deferred compensation plan.

Employee Benefits

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including:

- medical, dental and vision benefits;

- short-term and long-term disability insurance; and

- life and accidental death and dismemberment insurance.

We also provide supplemental short-term disability coverage to our NEOs in addition to the short-term disability coverage provided to our full-time employees generally.

We believe the benefits and limited perquisite described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

Change in Control and Severance Arrangements

As further described immediately below, we believe that the possibility of a change in control creates uncertainty for our executive officers regarding their continued employment because such transactions frequently result in senior management changes. Change in control protections help to alleviate these concerns, allowing each executive to focus his/her attention on growing our business. In addition, these protections encourage executives to remain with us during the threat or negotiation of a change in control transaction, which preserves our value and the potential benefit to be received by our stockholders in the transaction. We also believe that protection against an involuntary termination (even outside of the change in control context) helps us remain competitive given the challenge of recruiting qualified individuals to fill our senior executive roles.

Pursuant to our employment arrangements with each of our NEOs, if we terminate the employment of such executive for reasons other than for "Cause" (including such executive's death or permanent disability), or if such executive resigns for "Good Reason", then he or she will be eligible to receive certain cash severance, bonus and other benefits, with such benefits enhanced to include (i) full accelerated vesting of equity based awards if such involuntary termination occurs in connection with a change in control, and (ii) partial accelerated vesting of equity based award if such involuntary termination occurs generally. All such benefits are contingent on execution of a general release of claims by the executive officer in question.

In addition, the co-CEOs will receive accelerated vesting of their equity if we engage in a corporate transaction, as defined under our equity plan, that results in a change in their role in the organization.

Additional details are provided under "Potential Payments Upon Termination or Change in Control" below.

We have not provided any excise tax gross-ups to any of our NEOs in the event of a change of control.

Additional Compensation Policies and Practices

Clawback Policy

Amwell is reviewing the final clawback rule adopted by the SEC that implements the applicable provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related NYSE proposed listing standard, in each case relating to recoupment of incentive-based compensation. The Company will adopt a clawback policy in accordance with the new listing standard after such standard becomes final.

Executive Stock Ownership Guidelines

We believe that Amwell and our stockholders are best served when executive officers manage the business with a long-term perspective. As such, we have implemented executive stock ownership guidelines in October 2022, as we believe stock ownership is an important tool to strengthen the alignment of interests among our executive officers and our stockholders, to reinforce executive officers' commitment to us and to demonstrate our commitment to sound corporate governance. The current NEOs have five years from the date the guidelines were adopted to comply with the ownership guidelines. Any newly hired or promoted executives will have five years from the date of their hire or appointment to comply with the guidelines. After the initial five-year phase-in period, compliance with the ownership guideline will be measured on December 31 of each year. All of our NEOs are currently in compliance with the guidelines.

Position	Multiple of Base Salary
Chief Executive Officer	6x
Named Executive Officers	2x
Other Executive Officers	1x

For this purpose, time-based restricted stock units (whether or not vested) and Company stock owned directly or beneficially owned by the executive or the executive's immediate family members, will count. Unexercised stock options, including vested in-the-money options, and performance-based restricted stock/restricted stock units that are unearned (i.e., performance-based awards for which the applicable performance conditions have not been satisfied) are not counted for purposes of compliance.

Anti-Hedging and Anti-Pledging Policies

Our insider trading compliance policy prohibits our directors and executives from (i) engaging in any forms of hedging or short-selling transactions involving our securities, (ii) pledging or margining our securities, or (iii) any other transaction that would directly or indirectly reduce the risk of holding Company securities, however acquired.

Tax Considerations: Section 162(m)

When reviewing compensation matters, the Committee considers the anticipated tax consequences to us (and, when relevant, to our executive officers) of the various payments under our compensation programs. Section 162(m) of the Code generally disallows a tax deduction for any publicly held corporation for individual compensation of more than $1.0 million in any taxable year to certain executive officers. The Committee, after considering the potential impact of the application of Section 162(m) of the Code, may provide compensation to executive officers that may not be tax deductible if it believes that providing that compensation is in the best interests of the Company and its stockholders.

Compensation Committee Report

This Compensation Committee Report shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filing incorporating this proxy statement by reference, except to the extent the Company incorporates such Report by specific reference.

The Committee has reviewed and discussed the Compensation Discussion and Analysis with management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement.

The preceding report has been furnished by the following members of the Committee:

Dr. Peter Slavin, Chairman

Stephen Schlegel

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Ido Schoenberg[4]	2022	$ 619,491	—	$ 14,645,000	$ 740,610	$ 156,129	$ 16,161,230
Chairman & Chief Executive Officer	2021	$ 626,107	—	$ 38,795,379	$ 487,500	$ 79,722	$ 39,988,708
	2020	$ 650,000	$1,988,675	$ 65,651,689	$ 950,625	$ 12,112	$ 69,253,101
Roy Schoenberg	2022	$ 650,000	—	$ 14,645,000	$ 740,610	$ 8,400	$ 16,044,010
President & Chief Executive Officer	2021	$ 650,000	—	$ 38,795,379	$ 487,500	$ 7,500	$ 39,940,379
	2020	$ 650,000	$1,988,675	$ 65,651,689	$ 950,625	$ 6,325	$ 69,247,314
Robert Shepardson	2022	$ 485,000	—	$ 4,716,430	$ 409,340	$ 16,175	$ 5,626,945
Chief Financial Officer	2021	$ 80,833	—	$ 8,296,551	$ 242,500	$ 150	$ 8,620,034
Phyllis Gotlib[4]	2022	$ 462,342	—	$ 4,716,430	$ 409,340	$ 130,632	$ 5,718,744
President, American Well International	2021	$ 457,217	—	$ 2,333,080	$ 194,000	$ 80,490	$ 3,064,787
	2020	$ 400,474	—	$ 11,990,000	$ 497,250	$ 69,229	$ 12,956,953
Kurt Knight	2022	$ 485,000	—	$ 4,716,430	$ 409,340	$ 11,050	$ 5,621,820
Chief Operating Officer	2021	$ 470,000	—	$ 3,266,326	$ 194,000	$ 9,600	$ 3,939,926
	2020	$ 378,125	—	$ 6,560,400	$ 497,250	$ 9,000	$ 7,444,775
Vukasin (Vaughn) Paunovich	2022	$ 231,477	—	$ 8,059,435	$ 409,340	$ 938	$ 8,701,190
EVP Enterprise Platforms							

(1) The amounts reported in this column represent the aggregate grant date fair value of RSUs and PSUs granted to our NEOs during 2020, 2021 and 2022, as calculated in accordance with FASB ASC Topic 718, which, in the case of PSUs, assumes the highest level of achievement of the performance conditions. The assumptions used in calculating the grant date fair value of the RSU and PSU awards are described in Note 11 to our audited consolidated financial statements, Note 15 to our audited consolidated financial statements and Note 13 to our unaudited condensed consolidated financial statements included in our Annual Report on Form 10-K.

(2) The amounts in this column represent bonuses earned in respect of annual cash incentives.

(3) The amounts in this column represent, for 2022, (i) for Mr. Ido Schoenberg, amounts contributed to his pension and replacement benefits ($39,720), health insurance benefits ($29,235) and other benefit amounts; (ii) for Mr. Roy Schoenberg, amounts contributed to health insurance benefits; (iii) for Mr. Shepardson, a cell phone allowance; (iv) for Ms. Gotlib, amounts contributed to her pension and replacement benefits ($27,925), health insurance benefits ($24,948) and additional amounts relating to gifts, recuperation, and other miscellaneous benefits; (v) for Mr. Knight, 401(k) plan matching contributions ($9,150) and a cell phone allowance; (vi) for Mr. Paunovich, cell phone allowance and HSA employer contributions .

(4) The amounts provided to Mr. Ido Schoenberg and Ms. Gotlib were paid in NIS and have been converted into U.S. dollars for purposes of this table using the conversion rate in effect on December 31, 2022, as reported on the Oanda (NIS 0.284: USD $1).

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers in the fiscal year ended December 31, 2022.

First Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units [3]	Grant Date Fair Value of Stock Awards [4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Ido Schoenberg		—	$975,000	$1,523,438	—	—	—	—	—
	5/16/2022	—	—	—	500,000	1,000,000	7,500,000	—	$14,645,000
Roy Schoenberg		—	$975,000	$1,523,438	—	—	—	—	—
	5/16/2022	—	—	—	500,000	1,000,000	7,500,000	—	$14,645,000
Robert Shepardson	3/1/2022	—	—	—	—	—	—	209,185	$ 884,853
	3/1/2022	—	—	—	244,050	488,099	1,464,297	—	$ 3,831,578
		$ 242,500	$485,000	$ 757,813	—	—	—	—	—
Phyllis Gotlib	3/1/2022	—	—	—	—	—	—	209,185	$ 884,853
	3/1/2022	—	—	—	244,050	488,099	1,464,297	—	$ 3,831,578
		$ 242,500	$485,000	$ 757,813	—	—	—	—	—
Kurt Knight	3/1/2022	—	—	—	—	—	—	209,185	$ 884,853
	3/1/2022	—	—	—	244,050	488,099	1,464,297	—	$ 3,831,578
		$ 242,500	$485,000	$ 757,813	—	—	—	—	—
Vukasin (Vaughn) Paunovich	7/15/2022	—	—	—	—	—	—	563,266	$ 2,500,000
	7/15/2022	—	—	—	281,633	563,266	1,689,798	—	$ 5,559,435
		$ 242,500	$485,000	$ 757,813	—	—	—	—	—

(1) These columns reflect the annual incentive plan opportunities for our NEOs for the fiscal year ended December 31, 2022. No annual incentive plan bonus is payable to our NEOs if performance is achieved below the threshold performance level. The maximum payout is 156.25% of the target payout, representing the product of (i) a maximum of 125% of the target payout based on Company performance metrics and (ii) a maximum of 125% of the target payout on individual performance.

(2) The amounts in this column reflect the PSUs granted to the NEOs under our 2020 Equity Incentive Plan ("2020 Plan") during the fiscal year ended December 31, 2022. These PSUs vest based on the achievement of market capitalization hurdles over a three-year performance period, and subject to the NEO's continued employment, as described under "Compensation Discussion & Analysis – Compensation Program Components – Long-Term Incentives" above.

(3) The amounts in this column reflect the RSUs granted to the NEOs under our 2020 Plan during the fiscal year ended December 31, 2022. These RSUs service-vest over a four-year period, with 25% of the RSUs vesting on the first anniversary and the remaining RSUs vesting in equal quarterly installments for three years thereafter. For Mr. Paunovich, his new hire RSUs vested 40% on the grant date, with an additional 40% vesting upon the first anniversary of the grant date and the remaining 20% vesting upon the eighteen month anniversary of the grant date.

(4) The amounts in this column for the RSUs reflect their aggregate grant date fair values, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards for our named executive officers as of the end of our fiscal year ended December 31, 2022.

Name	Grant Date	Option Awards — Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Stock Awards — Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Ido Schoenberg	10/25/2018[1]	1,764,883	—	$ 5.56	10/25/2028	—	—	—	—
	9/21/2020[2]	—	—	—	—	403,844	$ 1,142,879	—	—
	3/20/2021[2]	—	—	—	—	403,844	$ 1,142,879	—	—
	4/15/2021[3]	—	—	—	—	203,113	$ 574,810	—	—
	5/16/2022[4]	—	—	—	—	500,000	$ 1,415,000	7,000,000	$ 19,810,000
Roy Schoenberg	10/25/2018[1]	1,764,883	—	$ 5.56	10/25/2028	—	—	—	—
	9/21/2020[2]	—	—	—	—	403,844	$ 1,142,879	—	—
	3/20/2021[2]	—	—	—	—	403,844	$ 1,142,879	—	—
	4/15/2021[3]	—	—	—	—	203,113	$ 574,810	—	—
	5/16/2022[4]	—	—	—	—	500,000	$ 1,415,000	7,000,000	$ 19,810,000
Robert Shepardson	11/1/2021[5]	—	—	—	—	518,534	$ 1,467,451	—	—
	3/1/2022[6]	—	—	—	—	209,185	$ 591,994	—	—
	3/1/2022[7]	—	—	—	—	—	—	1,464,297	$ 4,143,961
Phyllis Gotlib	10/25/2018[8]	170,000	—	$ 5.56	10/25/2028	—	—	—	—
	10/30/2020[9]	—	—	—	—	82,500	$ 233,475	—	—
	4/15/2021[10]	—	—	—	—	84,630	$ 239,503	—	—
	3/1/2022[6]	—	—	—	—	209,185	$ 591,994	—	—
	3/1/2022[7]	—	—	—	—	—	—	1,464,297	$ 4,143,961
Kurt Knight	4/25/2018[11]	67,492	33,000	$ 5.51	4/25/2028	—	—	—	—
	12/5/2019[12]	—	—	—	—	220,000	$ 622,600	—	—
	8/12/2020[13]	—	—	—	—	115,500	$ 326,865	—	—
	4/15/2021[14]	—	—	—	—	118,482	$ 335,304	—	—
	3/1/2022[6]	—	—	—	—	209,185	$ 591,994	—	—
	3/1/2022[7]	—	—	—	—	—	—	1,464,297	$ 4,143,961
	7/15/2022[15]	—	—	—	—	337,960	$ 956,427	—	—
	7/15/2022[16]	—	—	—	—	—	—	1,689,798	$ 4,782,128

(1)   Reflects grants of 1,764,883 nonqualified stock options ("NQSOs"), each of which have an exercise price of $5.56, and which vested in full on October 25, 2020. A portion of these stock options were granted as incentive stock options ("ISOs") and were converted into NQSOs on June 18, 2020.

(2)   Reflects grants of 1,615,375 RSUs which vested 1/3rd on September 21, 2022 and in equal quarterly installments for two years thereafter.

(3)   Reflects a grant of 324,981 RSUs which vest 25% on the first anniversary and vest in equal quarterly installments for three years thereafter.

(4)   Reflects a grant of 7,500,000 PSUs that have a three-year measurement period and shares vest when certain market capitalization milestones are achieved. The performance-based market condition share award consists of eight tranches with eight separate specified award values that become payable upon the achievement of certain market capitalization milestones, subject to the satisfaction of the applicable service vesting conditions. As of December 31, 2022, the first market capitalization milestone was met and 500,000 shares were earned and remained subject solely to the service-based vesting conditions.

(5)   Reflects a grant of 921,839 RSUs which vested 25% on the grant date and vest in equal quarterly installments for four years thereafter.

(6)   Reflects a grant of 209,185 RSUs which vest 25% on the first anniversary and vest in equal quarterly installments for three years thereafter.

(7)   Reflects a grant of 1,464,297 PSUs that have a three-year measurement period and shares vest when certain market capitalization milestones are achieved. The performance-based market condition share award consists of six tranches with six separate specified award values that become payable upon the achievement of certain market capitalization milestones, subject to the satisfaction of the applicable service vesting conditions. As of December 31, 2022, no portion of the performance- based market condition share awards have satisfied either the applicable market capitalization milestones or the service vesting conditions and, as such, no awards have vested.

(8) Reflects grants of 220,000 NQSOs, which have an exercise price of $5.56, and which vested 25% on October 25, 2019 and vest in equal quarterly installments for three years thereafter.

(9) Reflects a grant of 440,000 RSUs which vested 25% on the grant date and vest in equal quarterly installments for three years thereafter.

(10) Reflects a grant of 135,408 RSUs which vest 25% on the first anniversary and vest in equal quarterly installments for three years thereafter.

(11) Reflects grants of 63,800 ISOs and 200,200 NQSOs, each of which have an exercise price of $5.51, and which vested 25% on April 25, 2019 and vest in equal quarterly installments for three years thereafter.

(12) Reflects a grant of 880,000 RSUs which vested 25% on December 5, 2020 and vest in equal quarterly installments for three years thereafter.

(13) Reflects a grant of 616,000 RSUs which vested 25% on the grant date and vest in equal quarterly installments for three years thereafter.

(14) Reflects a grant of 189,572 RSUs which vest 25% on the first anniversary and vest in equal quarterly installments for three years thereafter.

(15) Reflects a grant of 563,266 RSUs which vest 40% on the grant date, 40% upon the first anniversary of the grant date, and the remaining 20% upon the eighteen month anniversary of the grant date.

(16) Reflects a grant of 1,689,798 PSUs that have a three-year measurement period and shares vest when certain market capitalization milestones are achieved. The performance-based market condition share award consists of six tranches with six separate specified award values that become payable upon the achievement of certain market capitalization milestones, subject to the satisfaction of the applicable service vesting condition. As of December 31, 2022, no portion of the performance- based market condition share awards have satisfied both the applicable market capitalization milestones and the service vesting conditions and, as such, no awards have vested.

Option Exercises and Stock Vested

The following table presents, for each of our named executive officers, the shares of our common stock that were acquired upon the exercise of vested stock options and the vesting of RSUs and the related value realized during the fiscal year ended December 31, 2022.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
Ido Schoenberg	—	—	1,437,193	$ 6,116,624
Roy Schoenberg	—	—	1,437,193	$ 6,116,624
Robert Shepardson	—	—	172,845	$ 700,454
Phyllis Gotlib	—	—	160,778	$ 641,016
Kurt Knight	—	—	445,090	$ 1,769,726
Vukasin (Vaughn) Paunovich	—	—	225,306	$ 957,551

(1) Calculated by multiplying the number of corresponding shares acquired by the difference between the exercise price and the market price of the underlying common stock at the time of exercise.

(2) Calculated by multiplying the number of corresponding shares acquired by the closing price of the common stock as reported on the NYSE on the vesting date (or on the last trading day prior to the vesting date if the vesting date was not a trading day).

Potential Payments Upon Termination or Change in Control

In the event of a qualifying termination of employment and/or the occurrence of a change in control of the Company, each of our NEOs are entitled to certain payments and benefits under their employment agreements and their outstanding equity incentive awards. For a detailed summary of these payments and benefits, see the narrative description below.

The table below sets forth the amounts of the payments and benefits that each NEO would have been entitled to receive upon a qualifying termination of employment by the Company and/or the occurrence of a change in control, in each case assuming the relevant event occurred on December 31, 2022. The values reflected in the table below relating to the acceleration of equity awards are based on the last closing price of our Class A common stock on December 31, 2022 ($2.83 per share) (in the case of options, minus the applicable exercise price) and assumes that any bonus amounts are paid at target levels.

Name	Benefit Description	Termination without cause by Company or for good reason by executive NOT in connection with a Change in Control ($)	Termination without cause by Company or for good reason by executive in connection with a Change in Control ($)	Termination due to death or disability ($)	Change in Control NOT in connection with Termination without cause by Company or for good reason by executive ($)	Notice of Non-renewal provided by Company
Ido Schoenberg	Cash severance	$ 2,925,000	$ 2,925,000	$ 975,000	—	—
	Accelerated vesting of equity awards	$ 9,935,567	$ 9,935,567	$ 9,935,567	$ 9,935,567	$ 2,285,757
	Continuation of health benefits	$ 76,246	$ 76,246	—	—	—
Roy Schoenberg	Cash severance	$ 2,925,000	$ 2,925,000	$ 975,000	—	—
	Accelerated vesting of equity awards	$ 9,935,567	$ 9,935,567	$ 9,935,567	$ 9,935,567	$ 2,285,757
	Continuation of health benefits	$ 25,303	$ 25,303	—	—	—
Robert Shepardson	Cash severance	$ 970,000	$ 970,000	$ 485,000	—	—
	Accelerated vesting of equity awards	—	$ 3,440,765	—	—	—
	Continuation of health benefits	$ 17,803	$ 17,803	—	—	—
Phyllis Gotlib	Cash severance	$ 802,169	$ 802,169	$ 485,000	—	—
	Accelerated vesting of equity awards	—	$ 2,446,292	—	—	—
	Continuation of health benefits	$ 167,831	$ 167,831	—	—	—
Kurt Knight	Cash severance	$ 970,000	$ 970,000	$ 485,000	—	—
	Accelerated vesting of equity awards	—	$ 3,258,083	—	—	—
	Continuation of health benefits	$ 17,999	$ 17,999	—	—	—
Vukasin (Vaughn) Paunovich	Cash severance	$ 970,000	$ 970,000	$ 485,000	—	—
	Accelerated vesting of equity awards	—	$ 2,550,470	—	—	—
	Continuation of health benefits	$ 17,999	$ 17,999	—	—	—

Messrs. Ido and Roy Schoenberg

Pursuant to the co-CEO's employment agreements dated June 18, 2020, in the event of a termination of the co-CEO's employment by us for "Cause" (as defined in the agreement) or by the executive without "Good Reason" (as defined in the agreement), the co-CEO will be entitled to receive certain accrued compensation and benefits, and, in the case of a resignation without Good Reason only, continued vesting of his stock options granted in 2018, RSUs granted in 2019 and IPO RSUs. On a termination of the co-CEO's employment due to death or disability, in addition to certain accrued compensation and benefits, the co-CEO will be entitled to receive, subject to his execution and non-revocation of a release of claims, (i) any earned but unpaid prior year bonuses, (ii) a pro-rata bonus for the year of termination (based on target performance) and (iii) accelerated vesting of outstanding equity awards (with any applicable performance goals achieved at target performance). In the case of a termination of the co-CEO's employment upon his retirement, in addition to the accrued compensation and benefits, he will be entitled to receive, subject to his execution and non-revocation of a release of claims, continued vesting of outstanding equity awards.

In the event of a termination of the co-CEO's employment by the Company without Cause or by the co-CEO for Good Reason, he will be entitled to receive, in addition to certain accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to his execution and non-revocation of a release of claims, (i) a pro-rata bonus for the year of termination (based on actual performance at year-end), (ii) three times then-current base salary, paid in equal installments over the 36-month period following the termination date, (iii) accelerated vesting of all outstanding equity awards (with any applicable performance goals achieved at target performance), and (iv) Company-paid COBRA premiums during the 36-month severance period.

If the Company provides notice of non-renewal of the employment term, the co-CEO will be entitled to receive, subject to his execution and non-revocation of a release of claims, accelerated vesting of the IPO RSUs.

Each agreement provides for restrictions on non-competition (during employment and for (A) 24 months following a termination of employment without cause or resignation for good reason or (B) 12 months following any other termination event), non-solicitation of customers and employees (during employment and for 24 months post-termination), confidentiality (in perpetuity) and mutual non-disparagement (in perpetuity).

Messrs. Shepardson, Knight and Paunovich

The employment agreements for our NEOs (other than our co-CEOs) provide that if the NEO's employment is terminated by the Company without "Cause" or by the NEO with "Good Reason" (each as defined in the applicable employment agreement), the NEO will be entitled to receive, in addition to certain accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to the NEO's execution and non-revocation of a release of claims, (i) a lump sum pro-rata bonus for the year of termination based on actual performance through the termination date (or one year's target bonus if such termination of employment occurs one month before or within 24 months following a Change in Control (as defined in the employment agreement)), (ii) severance payments in an aggregate amount equal to the NEO's base salary, to be paid in equal installments over a one-year period, (iii) each unvested equity award held by the NEO at the time of termination shall vest as to the portion that would have vested had the NEO remained employed by the Company through the first anniversary of the termination date, and (iv) Company-paid COBRA premiums during the 12-month severance period. In addition, if the involuntary termination of employment occurs one month before or within 24 months following a Change in Control, each unvested equity award held by the NEO will fully vest at the time of termination (with any applicable performance goals treated as achieved at target levels). To the extent applicable, such payments may be subject to reduction (if such reduction results in the applicable NEO being in a better after-tax position than if all amounts were paid to the NEO) so that they will not be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code in those circumstances.

Each agreement provides for restrictions on non-competition and non-solicitation (during employment and for 12 months following termination event), confidentiality (in perpetuity), assignment of intellectual property rights and mutual non-disparagement (in perpetuity).

Ms. Gotlib

On April 8, 2022, the Company entered into a new employment agreement with Ms. Gotlib which supersedes her prior employment agreement and provides that if Ms. Gotlib's employment is terminated by the Company without Cause or if she resigns with Good Reason (each as defined in the employment agreement), Ms. Gotlib will be entitled to receive, in addition to certain accrued compensation and benefits and any earned but unpaid prior year bonuses, subject to her execution and non-revocation of a release of claims, (i) a lump sum pro rata target bonus for the year of termination (or an amount equal to her target bonus if such termination of employment occurs one month before or within 24 months following a Change in Control (as defined in the employment agreement)), (ii) each unvested equity award held by Ms. Gotlib at the time of termination shall vest as to the portion that would have vested had she remained employed by the Company through the first anniversary of the termination date, and (iii) severance payments in an aggregate amount equal to her base salary, to be paid in equal installments over a one-year period (less any amounts contributed to the Managers Insurance and/or Pension Fund under Section 14 of the Israeli Severance Pay Law). In addition, if the involuntary termination of employment occurs one month before or within 24 months following a Change in Control, each unvested equity award held by Ms. Gotlib will fully vest at the time of such termination of employment (with any applicable performance goals treated as achieved at target levels). To the extent applicable, such payments may be subject to reduction (if such reduction results in Ms. Gotlib being in a better after-tax position than if all amounts were paid to Ms. Gotlib) so that they will not be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code in those circumstances.

The agreement provides for restrictions on non-competition and non-solicitation (during employment and for 12 months following termination event), confidentiality (in perpetuity), assignment of intellectual property rights and mutual non-disparagement (in perpetuity).

CEO Pay Ratio Disclosure

Under rules adopted pursuant to the Dodd-Frank Act, we are required to calculate and disclose the total compensation paid to our median paid employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to our Co-CEOs, Ido Schoenberg and Roy Schoenberg (the "CEO Pay Ratio"). The paragraphs that follow describe our methodology and the resulting CEO Pay Ratio.

Measurement Date

We identified the median employee using our employee population on October 15, 2022 (including all employees, whether employed on a full-time, part-time, seasonal or temporary basis).

Consistently Applied Compensation Measure

Under the relevant rules, we are required to identify the median employee by use of a "consistently applied compensation measure" ("CACM"). We chose a CACM that closely approximates the annual target total direct compensation of our employees. Specifically, we identified the median employee by aggregating, for each employee: (1) annual base pay, (2) annual target cash incentive opportunity, and (3) the grant date fair value for equity awards granted in 2022. In identifying the median employee, we annualized the compensation values of individuals that joined our Company during 2022. After applying our CACM methodology, we identified the median employee. Once the median employee was identified, we calculated the median employee's annual target total direct compensation in accordance with the requirements of the Summary Compensation Table.

Methodology and Pay Ratio

Our median employee compensation in 2022 as calculated using Summary Compensation Table requirements was $157,162. The annual total compensation for each of our Co-CEOs as reported in the Summary Compensation Table was $16,161,230. Therefore, our CEO Pay Ratio for 2022 is approximately 103:1.

This information is being provided for compliance purposes and is a reasonable estimate calculated in a manner consistent with the SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Neither the Committee nor management of the Company used the CEO Pay Ratio measure in making compensation decisions.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the first Column) (#)[2]
Equity compensation plans approved by security holders			
2006 Employee, Director and Consultant Stock Plan	11,932,197	4.97	—
2020 Equity Incentive Plan	44,026,218	—	8,156,870
ESPP	—	—	6,166,337
Equity compensation plans not approved by security holders	—	—	—
Total	27,790,589	4.38	34,377,181

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options and do not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.

(2) Our 2020 Plan and ESPP each contain an evergreen provision pursuant to which the number of shares reserved for issuance under that plan will automatically increase on the first day of each fiscal year in accordance with the formula set forth in that plan. Under the 2020 Plan, the number of shares will be increased in an amount equal to the lesser of (i) 5% of the number of outstanding shares of all classes of our common stock on the last day of the immediately preceding fiscal year and (ii) such smaller amount as determined by our Board of Directors. Under the ESPP, the number of shares will be increased in an amount equal to the lesser of (a) 1% of the number of shares of Class A common stock outstanding as of the effective date of our IPO, (b) 1% of the outstanding number of shares of all classes of our common stock on the final day of the immediately preceding calendar year or (c) such smaller number of shares of Class A common stock as determined by our board of directors. The number of shares reported in this column does not include the shares that became available for issuance as of January 1, 2023 pursuant to our 2020 Plan and ESPP.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance of our Company. The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Committee view the link between the Company's performance and its NEOs' pay. For additional information on our compensation programs and philosophy and how we design our compensation programs to align pay with performance, see the section titled "Compensation Discussion and Analysis."

The table below presents information on the compensation of our chief executive officer(s) and our other NEOs in comparison to certain performance metrics for 2022, 2021, and 2020:

Year	Summary compensation table total for first PEO	Summary compensation table total for second PEO[2][3]	Compensation actually paid to first PEO	Compensation actually paid to second PEO[2][3]	Average summary compensation table total for non-PEO NEOs	Average summary compensation actually paid for non-PEO NEOs[2][3]	Value of fixed $100 investment based on:		Net Income	Revenue
							Total shareholder return[4]	S&P 500 healthcare services total shareholder return[5]		
2022	$ 16,161,230	$ 16,044,010	$ 7,075,701	$ 6,958,481	$ 6,417,175	$ 2,418,932	$ 12	$ 170	$(272,100,000)	$277,190,000
2021	$ 39,988,708	$ 39,940,379	$ (26,819,435)	$ (26,867,764)	$ 5,756,009	$ (3,538,060)	$ 26	$ 162	$(176,800,000)	$252,789,000
2020	$ 69,253,101	$ 69,247,314	$ 96,113,239	$ 96,107,452	$ 9,574,620	$ 21,760,358	$ 110	$ 119	$(228,600,000)	$245,265,000

(1)   Amwell's first principal executive officer for FY2020 through FY2022 was Ido Schoenberg. Amwell's second principal executive officer for FY2020 through FY2022 was Roy Schoenberg. Amwell's other, non-PEO, NEOs for FY2020 were Phyllis Gotlib, Kurt Knight, and Keith Anderson. Amwell's other, non-PEO, NEOs for FY2021 were Robert Shepardson, Phyllis Gotlib, Kurt Knight, Brendan O'Grady, and Keith Anderson. Amwell's other, non-PEO, NEOs for FY2022 were Robert Shepardson, Phyllis Gotlib, Kurt Knight, and Vukasin Paunovich.

(2) The below tables represent the compensation actually paid calculation detail:

Compensation Element	First PEO - Ido Schoenberg			Second PEO - Roy Schoenberg		
	2020	2021	2022	2020	2021	2022
SCT Reported Total Compensation	**$ 69,253,101**	**$ 39,988,708**	**$ 16,161,230**	**$ 69,247,314**	**$ 39,940,379**	**$ 16,044,010**
(i) Aggregate SCT Reported Equity Compensation (-)	$ 65,651,689	$ 38,795,379	$ 14,645,000	$ 65,651,689	$ 38,795,379	$ 14,645,000
(ii) Year-End Fair Value of Awards Granted During the FY & Outstanding (+)	$ 71,111,797	$ 7,654,389	$ 11,450,000	$ 71,111,797	$ 7,654,389	$ 11,450,000
(iii) Year-Over-Year Change in Fair Value of Awards Granted During Prior FY & Outstanding (+)	$ -	$(22,775,914)	$ (3,244,671)	$ -	$(22,775,914)	$ (3,244,671)
(iv) Vesting Date Fair Value of Awards Granted & Vested During the Covered FY (+)	$ 21,213,476	$ 6,423,807	$ -	$ 21,213,476	$ 6,423,807	$ -
(v) Year-Over-Year Change in Fair Value of Awards Granted During Prior FY & Vesting During Covered FY (+)	$ 186,554	$(19,315,046)	$ (2,645,858)	$ 186,554	$(19,315,046)	$ (2,645,858)
(vi) Prior FYE Value of Awards Determined to Fail to Meet Vesting Conditions During Covered FY (-)	$ -	$ -	$ -	$ -	$ -	$ -
Compensation Actually Paid Determination	**$ 96,113,239**	**$(26,819,435)**	**$ 7,075,701**	**$ 96,107,452**	**$(26,867,764)**	**$ 6,958,481**

Compensation Element	NON-PEO NEOs Compensation Actually Paid Calculation Detail		
	2020	2021	2022
SCT Reported Total Compensation	**$ 9,574,620**	**$ 5,756,009**	**$ 6,417,175**
(i) Aggregate SCT Reported Equity Compensation (-)	$ 8,370,267	$ 5,069,463	$ 5,552,181
(ii) Year-End Fair Value of Awards Granted During the FY & Outstanding (+)	$ 9,705,612	$ 2,024,689	$ 2,640,691
(iii) Year-Over-Year Change in Fair Value of Awards Granted During Prior FY & Outstanding (+)	$ 5,823,144	$ (4,753,330)	$ (914,566)
(iv) Vesting Date Fair Value of Awards Granted & Vested During the Covered FY (+)	$ 2,382,948	$ 912,949	$ 255,722
(v) Year-Over-Year Change in Fair Value of Awards Granted During Prior FY & Vesting During Covered FY (+)	$ 2,644,301	$ (2,408,914)	$ (427,909)
(vi) Prior FYE Value of Awards Determined to Fail to Meet Vesting Conditions During Covered FY (-)	$ -	$ -	$ -
Compensation Actually Paid Determination	**$ 21,760,358**	**$ (3,538,060)**	**$ 2,418,932**

(3) Equity compensation fair value calculated based on assumptions determined in accordance with FASB ASC Topic 718.

(4) Total shareholder return calculated based on an assumed $100 investment as of 09/17/2020 and the reinvestment of any issued dividends.

(5) The peer group reflected in the tables above is the S&P 500 Health Care Services index total shareholder return calculated based on an assumed $100 investment as of 09/17/2020 and the reinvestment of any issued dividends.

Financial Performance Measures

The Committee reviews a variety of Company-wide and individual factors to link executive compensation actually paid with Company and executive performance.

The following section provides a description of the relationships between Amwell's total shareholder return relative to peer comparator index, as well as compensation actually paid relative to Amwell's total shareholder return, net income and revenue over the last three completed fiscal years. Please note that, for the co-CEOs, Compensation Actually Paid reflects 2020 and 2021 IPO-related and other RSU grants, and that the 2022 PSU grants are intended to be the only grants that the co-CEOs will receive for three years.

Compensation Actually Paid vs. TSR



Compensation Actually Paid vs. Net Income





Compensation Actually Paid vs. Revenue

Most Important Performance Metrics to Link Executive Compensation Actually Paid with Company Performance

Provided below are the most important financial measures used to link compensation actually paid with Amwell performance during the most recently completed fiscal year:

        Revenue
        Market Capitalization Milestones

See the "Compensation Discussion and Analysis" above and published in Amwell's historical proxy statements for additional detail on executive compensation actions.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit our consolidated financial statements for our fiscal year ending December 31, 2023. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 2016.

At the Annual Meeting, stockholders are being asked to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Stockholder ratification of the appointment of PricewaterhouseCoopers LLP is not required by our amended and restated bylaws or other applicable legal requirements. However, our Board of Directors is submitting the appointment of PricewaterhouseCoopers LLP to our stockholders for ratification as a matter of good corporate governance. In the event that this appointment is not ratified by our stockholders, such appointment will be reconsidered by our Audit Committee. Even if the appointment is ratified, our Audit Committee, in its sole discretion, may appoint another independent registered public accounting firm at any time during our fiscal year ending December 31, 2023 if our Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she wishes to do so, and is expected to be available to respond to appropriate questions from stockholders.

Vote Required

The ratification of the appointment of PricewaterhouseCoopers LLP requires the affirmative vote of holders of a plurality of the votes of all classes of shares outstanding cast at the Annual Meeting. Abstentions will have no effect on the results of this vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING DECEMBER 31, 2023.

AUDIT COMMITTEE REPORT

The information contained in the following Audit Committee Report shall not be deemed to be soliciting material or to be filed with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in such filing.

The Audit Committee reviewed and discussed our audited consolidated financial statements with management and PricewaterhouseCoopers LLP, our independent registered public accounting firm. The Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC.

The Audit Committee received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and discussed with PricewaterhouseCoopers LLP its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to our Board of Directors that our audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC. The Audit Committee also has selected PricewaterhouseCoopers LLP as the independent registered public accounting firm for fiscal year 2023. Our Board of Directors recommends that stockholders ratify this selection at the Annual Meeting.

Respectfully submitted by the members of the Audit Committee of the Board of Directors:

Stephen Schlegel (Chair)
Derek Ross
Deval Patrick
Rob Webb

AUDIT AND NON-AUDIT FEES

The following table presents fees for professional audit services and other services rendered to us by PricewaterhouseCoopers LLP for our fiscal years ended December 31, 2022 and 2021.

	2022	2021
Audit Fees(1)	$ 1,896,000	$ 2,426,500
Audit-Related Fees	—	—
Tax Fees(2)	—	—
All Other Fees(3)	5,738	2,756
Total Fees	$ 1,901,738	$ 2,429,256

(1)   Audit Fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, the review of our quarterly condensed consolidated financial statements, and audit services that are normally provided by independent registered public accounting firms in connection with regulatory filings. This category also includes fees for professional services provided in connection with our secondary offering, including comfort letters, consents and review of documents filed with the SEC.
(2)   Tax Fees consist of fees for tax compliance and tax advice.
(3)   Represent fees billed for the subscription to an online accounting disclosure checklist and research tool

Auditor Independence

In the fiscal year ended December 31, 2022, there were no other professional services provided by PricewaterhouseCoopers LLP that would have required our Audit Committee to consider their compatibility with maintaining the independence of PricewaterhouseCoopers LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our Audit Committee is required to pre-approve all audit and permissible non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair such accounting firm's independence. All fees paid to PricewaterhouseCoopers LLP in the table above have been pre-approved by our Audit Committee.

PROPOSAL NO. 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Amwell is asking stockholders to approve, on an advisory basis, its executive compensation as reported in this proxy statement. Stockholders are encouraged to read the "Compensation Discussion and Analysis" section of this proxy statement, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative, which provide detailed information on the compensation of our NEOs.

We have not previously submitted to our stockholders an advisory vote to approve executive compensation. The Board of Directors has adopted a policy providing for annual "say-on-pay" advisory votes. In accordance with this policy and Section 14A of the Exchange Act, and as a matter of good corporate governance, Amwell is asking stockholders to approve the following advisory resolution at the Annual Meeting:

"Resolved, that Amwell's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis and the related compensation tables and narrative disclosure in this proxy statement."

This proposal is advisory in nature and, therefore, is not binding upon the Committee or the Board of Directors. However, the Committee will, carefully evaluate the outcome of the vote when considering future executive compensation decisions. Following this Annual Meeting, we expect to hold the next advisory say-on-pay vote at our 2024 annual meeting of stockholders.

Vote Required

The approval, on an advisory basis, the compensation paid to our named executive officers requires the affirmative vote of holders of a plurality of the votes of all classes of shares outstanding cast at the Annual Meeting. Abstentions will have no effect on the results of this vote. Brokerage firms do not have authority to vote shares held by the firms in street name for the approval of executive compensation without instructions from beneficial owners. As a result, any shares not voted by a beneficial owner will be treated as broker non-votes. Such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS AND THE RELATED COMPENSATION TABLES AND NARRATIVE DISCLOSURE IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B common stock, as of March 31, 2023 by:

- each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

- each of our named executive officers;

- each of our directors; and

- all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Applicable percentage ownership is based on 247,762,793 shares of Class A common stock, 27,390,397 shares of Class B common stock and 5,555,555 shares of Class C common stock outstanding as of March 31, 2023. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options or other rights (including restricted stock units and performance stock units) held by such person that are currently exercisable or will become exercisable or will vest and settle within 60 days of March 31, 2023 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. This table is based on information supplied by officers and directors and by Schedules 13D and Schedules 13G, if any, filed with the SEC. Unless noted otherwise, the address of all listed stockholders is c/o American Well Corporation 75 State Street, 26th Floor, Boston, MA 02109. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned% of Total Voting Power(1)						% of Total Voting Power[1]
	Class A		Class B		Class C		
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%	
5% Equity Holders							
The Vanguard Group [2]	21,236,794	8.6%	—	—	—	—	4.1%
BlackRock, Inc. [4]	19,697,878	8.0%	—	—	—	—	3.8%
Caledonia (Private) Investments Pty Limited [3]	17,330,824	7.0%	—	—	—	—	3.4%
Senvest Management, LLC[5]	16,295,094	6.6%	—	—	—	—	3.2%
Directors and Executive Officers							
Ido Schoenberg[6]	1,126,226	*	15,236,162	50.0%	—	—	25.7%
Roy Schoenberg[6]	1,968,891	*	15,684,001	50.0%	—	—	25.9%
Robert Shepardson	164,635	*	—	—	—	—	0.0%
Phyllis Gotlib	286,389	*	—	—	—	—	0.1%
Kurt Knight	780,936	*	—	—	—	—	0.2%
Vukasin (Vaughn) Paunovich	157,255	*	—	—	—	—	0.0%
Dr. Delos (Toby) Cosgrove	288,972	*	—	—	—	—	0.1%
Deborah Jackson	25,375	*	—	—	—	—	0.0%
Deval Patrick	192,306	*	—	—	—	—	0.0%
Derek Ross	24,772	*	—	—	—	—	0.0%
Stephen Schlegel	37,910	*	—	—	—	—	0.0%
Dr. Peter Slavin	349,344	*	—	—	—	—	0.1%
Rob Webb	—	*	—	—	—	—	0.0%
All current directors and executive officers as a group (13 persons)	5,403,011	2.2%	30,920,163	100.0%	—	—	52.1%

* Denotes less than 1% of beneficial ownership.

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock and Class C common stock, as a single class. The holders of our Class B common stock will at all times be entitled to 51% of our voting power, and holders of our Class A common stock and Class C common stock are entitled to one vote per share (except that holders of Class C common stock do not vote on director elections).

(2) The Vanguard Group filed a Schedule 13G with the SEC on February 9, 2023 to report beneficial ownership of 21,606,125 shares of Amwell Class A common stock. The Vanguard Group reports that it has shared power to dispose of 369,331 shares

and has shared power to vote with respect to 154,364 shares, and sole power to dispose of 21,236,794 shares. The Vanguard Group's address is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. Information regarding beneficial ownership of Amwell Class A common stock by The Vanguard Group is included herein in reliance on the aforementioned Schedule 13G.

(3) Caledonia (Private) Investments Pty Limited filed a Schedule 13G with the SEC on February 14, 2023 to report beneficial ownership of 17,330,824 shares of Amwell Class A common stock. Caledonia (Private) Investments Pty Limited exercises sole voting power and sole dispositive power with respect to 17,330,824 shares. Caledonia (Private) Investments Pty Limited's address is Level 10, 131 Macquarie Street, Sydney, NSW, 2000, Australia. Information regarding beneficial ownership of Amwell Class A common stock by Caledonia (Private) Investments Pty Limited is included herein in reliance on the aforementioned Schedule 13G.

(4) BlackRock, Inc. filed a Schedule 13G with the SEC on February 3, 2023 to report beneficial ownership of 19,697,878 shares of Amwell Class A common stock. BlackRock, Inc. reports that it has sole power to dispose of 19,697,878 shares and to vote with respect to 18,814,695 shares. BlackRock, Inc.'s address is 55 East 52nd Street new York, New York, 10055. Information regarding beneficial ownership of Amwell Class A common stock by BlackRock, Inc. is included herein in reliance on the aforementioned Schedule 13G.

(5) Senvest Management, LLC filed a Schedule 13G with the SEC on February 10, 2023 to report beneficial ownership of 16,295,094 shares of Amwell Class A common stock. Senvest Management, LLC exercises sole voting power and sole dispositive power with respect to 16,295,094 shares. Senvest Management, LLC's address is 540 Madison Avenue, 32nd floor New York, New York 10022. Information regarding beneficial ownership of Amwell Class A common stock by Senvest Management, LLC is included herein in reliance on the aforementioned Schedule 13G.

(6) Both Ido Schoenberg and Roy Schoenberg have agreed to vote together as a group and accordingly may be deemed to have beneficial ownership of each other's stock.

OTHER MATTERS

As of the date of this Proxy Statement, our Board knows of no other business that will be conducted at our Annual Meeting other than as described in this Proxy Statement. If any other matter or matters are properly brought before the meeting or any adjournment or postponement of the meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy on such matters in accordance with their best judgment.

Delinquent Section 16(a) Reports

Section 16(a) of Act requires the Company's directors and executive officers and persons who beneficially own more than 10% of the Company's Class A common stock to file with SEC reports showing ownership of and changes in ownership of the Company's common stock and other equity securities. On the basis of information submitted by the Company's directors and executive officers, the Company believes that its directors and executive officers timely filed all required Section 16(a) filings for fiscal year 2022.

Fiscal Year 2022 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2022 are included in our Annual Report on Form 10-K filed with the SEC on February 23, 2023. This Proxy Statement and our Annual Report are posted on our investor relations web page at *https://investors.amwell.com* in the "Financials" section under "SEC Filings" and are available from the SEC at its website at *www.sec.gov.* You may also obtain a copy of our Annual Report without charge by sending a written request to American Well Corporation, Attention: Catherine Riley, Corporate Paralegal, American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109 .

Company Website

We maintain a website at *www.americanwell.com*. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Proxy Statement, and references to our website address in this Proxy Statement are inactive textual references only.

2024 ANNUAL MEETING OF STOCKHOLDERS

The 2024 annual meeting of stockholders is expected to be held on June 13, 2024. If you wish to submit a proposal to be considered at the 2024 annual meeting of stockholders, you must comply with the following procedures. Any communication to be made to our General Counsel as described below should be sent to our General Counsel at American Well Corporation, 75 State Street, 26th Floor, Boston, MA 02109.

Proxy Statement Proposal

Stockholders wishing to present a proposal for inclusion in our proxy materials for the 2024 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), must timely submit their proposals so that they are received by our General Counsel no later than December 30, 2023 (120 calendar days prior to the anniversary of our mailing this Proxy Statement). The submission of a stockholder proposal does not guarantee that it will be included in our proxy statement and any such proposal must comply with the requirements of Rule 14a-8 in order to be considered for inclusion in our proxy materials for the 2024 annual meeting of stockholders.

Other Proposals and Director Nominations

Assuming the 2024 annual meeting of stockholders is held on June 13, 2024, stockholders wishing to nominate a candidate for election to our Board or propose other business at this annual meeting, other than pursuant to Rule 14a-8 of the Exchange Act, must submit a written notice so that it is received by our General Counsel no earlier than December 25, 2023 (180 calendar days prior to the anniversary of the 2023 Annual Meeting), nor later than February 23, 2024 (120 calendar days prior to the anniversary of the 2023 Annual Meeting). Any stockholder proposal or director nominations must comply with our amended and restated bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. In addition to complying with the advance notice provisions of our bylaws, to solicit proxies in support of director nominees other than the Company's nominees, a stockholder must give timely notice that complies with the requirements of Rule 14a-19 and which must be received no later than April 23, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-39515

American Well Corporation

(Exact name of Registrant as specified in its charter)

Delaware	**20-5009396**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
75 State Street, 26th Floor Boston, MA	**02109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (617) 204-3500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.01 per share	AMWL	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of cthe registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant, based on the closing price of the shares of Class A common stock on The New York Stock Exchange as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $868 million. Common stock held by each executive officer, director and by each person known to the registrant who owned 5% or more of its outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 10, 2023 the number of shares of Registrant's Class A common stock outstanding was 244,647,353, the number of shares of Registrant's Class B common stock outstanding was 27,390,397, and the number of shares of Registrant's Class C common stock outstanding was 5,555,555.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant intends to file a definitive proxy statement pursuant to Regulation 14A relating to the 2023 Annual Meeting of Stockholders within 120 days of the end of the Registrant's fiscal year ended December 31, 2022. Portions of such definitive proxy statement are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

Auditor Firm Id: 238   Auditor Name: PricewaterhouseCoopers LLP   Auditor Location: Boston, Massachusetts, United States

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as "anticipate," "expect," "suggests," "plan," "believe," "intend," "estimates," "targets," "projects," "should," "could," "would," "may," "will," "forecast," or the negative of these terms, and other similar expressions, although not all forward-looking statements contain these words.

These forward-looking statements and projections are contained throughout this Form 10-K, including the sections entitled "Item 1. Business," "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Important factors that may materially affect such forward-looking statements and projections include the following:

- weak growth and increased volatility in the virtual care market;

- our history of losses and the risk we may not achieve profitability;

- inability to adapt to rapid technological changes;

- our limited number of significant clients and the risk that we may lose their business;

- increased competition from existing and potential new participants in the healthcare industry;

- changes in healthcare laws, regulations or trends and our ability to operate in the heavily regulated healthcare industry;

- compliance with regulations concerning personally identifiable information and personal health industry;

- slower than expected growth in patient adoption of virtual care and in platform usage by either clients or patients;

- inability to grow our base of affiliated and non-affiliated providers sufficient to serve patient demand;

- our ability to comply with federal and state privacy regulations and the significant liability that could result from a cybersecurity breach or our failure to comply with such regulations;

- our ability to establish and maintain strategic relationships with third parties;

- our ability to integrate and realize the anticipated benefits of strategic acquisitions;

- the impact of the seasonal viruses on our business or on our ability to forecast our business's financial outlook; and

- the risk that the insurance we maintain may not fully cover all potential exposures.

You should refer to "Item 1A. Risk Factors" for a discussion of these and other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this Annual Report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should evaluate all forward-looking statements made in this Annual Report in the context of these risks and uncertainties.

PART I

Item 1. Business.

Overview

Amwell is a leading enterprise software company enabling digital care for healthcare's key stakeholders. We empower health providers, payers, and innovators to achieve their digital ambitions, enabling a hybrid model of in-person, virtual and automated care. We provide our clients with the core technology and services necessary to successfully develop and distribute digital care programs that meet their strategic, operational, financial and clinical objectives under their own brands.

Founded in 2006, Amwell pioneered virtual healthcare. Today, the Amwell Platform connects care across physical, virtual and automated modalities and provides an open, scalable infrastructure that can grow alongside our clients. We bring technology and services that deliver new models of care, strategic partnerships, consistent execution and better outcomes. Together with our clients and innovation partners, we forge a model that adapts as needs evolve and enables care that can truly create a healthier world.

As of December 31, 2022, we powered the digital care programs of more than 55 health plans, which collectively represent more than 90 million covered lives, as well as approximately 140 of the nation's largest health systems, representing more than 2,000 hospitals. Since inception, we have powered more than 20.9 million virtual care visits for our clients, including more than 6.5 million in the year ended December 31, 2022.

The Amwell Platform enables digital innovation across the full healthcare continuum – including urgent and primary care, second opinion services, behavioral health, chronic condition management and high acuity specialty consults, such as telestroke and telepsychiatry, in the hospital. We support both on-demand and scheduled consultations for providers and offer pre-packaged care modules and programs that power more than 100 unique use cases today. The Amwell Platform can be fully integrated into our clients' health plan member and patient portals and provider and health plan workflows. Providers can launch virtual visits directly from their native EHRs, with seamless integration to their payer eligibility and claims systems. Providers, patients and members can access this care through a full range of Carepoint™ devices, including via mobile, web, phone and our proprietary Carepoint carts that support multi-way video, phone or secure messaging interactions. Through our 2021 acquisitions of Conversa® Health, Inc. ("Conversa") and SilverCloud® Health Holdings, Inc ("SilverCloud") (together, the "Acquisitions"), we enable automated care touchpoints, support ongoing treatment and care through digital engagements, and escalate care when needed to a live clinician. As of December 31, 2022, approximately 103,500 of our clients' providers use the Amwell Platform to serve their patients and members. When needed, we augment and extend our clients' clinical capabilities with Amwell Medical Group® ("AMG"), a nationwide network of clinical entities with multi-disciplinary providers covering 50 states with 24/7/365 coverage. The AMG network includes a clinical entity with care capabilities that have been accredited by the National Committee for Quality Assurance ("NCQA") and a separate clinical entity with care capabilities accredited by the Joint Commission.

The Converge™ platform is the latest version of the Amwell Platform and is designed to be future-ready, reliable, flexible, scalable, secure and fully integrated with other healthcare software systems. The Converge platform offers state-of-the-art data architecture and video capabilities, flexibility and scalability, as well as a user experience designed around the needs of patients, members and providers. It has been designed from the ground up with the holistic understanding that the future of care of any one person will inevitably blend a mix of in-person, digital and automated experiences. The telehealth of yesterday has grown to encompass hybrid care models, asynchronous and automated care, remote patient monitoring, patient and provider engagement — and the flow of data that drives all of the above.

The Converge platform delivers the digital care capabilities that health systems and health plans care about — for example, virtual primary care, post-discharge follow-up, chronic condition management, remote patient monitoring — and aligns them into a single digital care operating system that aggregates all of the data from these care experiences to provide real-time insight. By providing a single platform for the digital distribution of care, the Converge platform will accelerate innovation and interoperability for health system and health plan clients as well as other healthcare innovators who aim to offer a seamless experience for providers, patients and members.

Our Industry Opportunities

Healthcare today is inefficient, expensive, complicated and fragmented, resulting in substantial challenges for providers, payers and patients. By addressing these challenges, digital care delivery offers many opportunities to improve healthcare, which include:

- Solving the access crisis driven by provider shortages and inefficient resource allocation;

- Addressing increasing healthcare costs for all key stakeholders;

- Promoting greater coordination of care;

- Improving health equity; and

- Optimizing patient experience to drive recruitment and retention.

Our Solution

To capture these opportunities, we believe clients are seeking a comprehensive solution to support their connected care goals and consolidate unintegrated vendors and in-house designed solutions.

One Platform, Powering the Care Continuum

The Amwell Platform is a scalable, secure software platform that supports a full range of virtual care functionality. Historically, Amwell has offered the Home line (provider-to-patient digital care interactions, typically in the home), and the Hospital line (supporting provider-to-provider digital care interactions, or provider-to-patient, typically in an inpatient or ambulatory setting). The Converge platform brings these two lines together into a single and comprehensive enterprise software solution that is built to be more scalable, modular, embeddable, efficient and capable. In addition, the Converge platform enables the integration of asynchronous care pathways, such as text and data exchange, with synchronous care pathways such as live video calls. Our Converge rollout began with the introduction of Amwell Now, now called Quick-link Scheduled Visits, which allows our clients to connect easily with patients in the home or the hospital. The rollout and subsequent client migrations onto the Converge platform continued as we added EHR embedded capabilities. During the fourth quarter of 2022 28% of our visits were provided on the Converge platform which was in increase from 8% in the fourth quarter of 2021. A major strategic focus for us in 2023 is to continue the migration of our health system and health plan clients onto the Converge platform.

The Amwell Platform offers clients the ability to implement and quickly expand their digital care offerings across many areas of clinical practice. Our Platform is a highly configurable, web responsive infrastructure that enables clients to deliver digital care under their own brands and with their own providers. We offer a full range of management software, clinical workflows, Carepoint hardware and system integrations to deliver care across many modalities, including video, text, and phone. Our Platform is designed to support the continuum of care by offering the specific workflows and device solutions needed to deliver this care.

Our open architecture allows the Amwell Platform to connect to existing systems, devices and access endpoints and to embed digital care offerings into our clients' workflows. The Amwell Platform includes a broad set of APIs and embeddable experiences that offer clients the ability to integrate, embed and customize digital care across their technology domains, including:

- Patient access points such as white-labeled web and mobile apps, 24-hour nurse and client support lines and client applications, such as patient or member "digital front doors";

- Provider access points, such as EHR systems, including Oracle, Cerner, Epic and more. Clinicians can launch virtual visits from within their EHRs, add records of new patients acquired via virtual care and share consult data through our bidirectional integrations;

- Administrative functions such as enrollment, clinical management, payment, eligibility and claims administration, e-prescribing, follow-up and data interchange; and

- Ability to tap into all functions of the Amwell Network Operations Center ("NOC") for all patient front doors and provider access points, ensuring seamless care delivery across owned providers and provider networks and affiliates for 24/7 load balancing.

The Amwell Platform is designed to quickly launch and remotely implement digital care offerings for our clients and grow with them as they broaden their digital offerings through additional modules for a wide variety of use cases. Health systems typically begin with either urgent care or an acute use case, such as telestroke or telepsychiatry, and subsequently add modules for areas such as scheduled specialty follow-up visits, virtual rounding, school-based services and more. Health plans typically begin with an urgent care or virtual primary care service and add behavioral health or other services designed to support the needs of their employer clients, such as musculoskeletal care, second opinions, dermatology, lactation support or nutrition services. In emergency situations, such as natural disasters or the COVID-19 pandemic, our clients can start new practices and see patients using our virtual care solution in a matter of days.

We have designed the Amwell Platform to be future-ready, intuitive and convenient for patients, providers and payers:

- *Patients*—For patient-initiated on-demand visits, patients can elect to see the next available physician. For scheduled visits, patients are guided through pre-visit readiness assessments and can enroll themselves and their dependents, enter their medical history, and check insurance coverage. Entering a visit is simple; patients just click on a link they receive in a text message or email. No app download is required. Post visit, patients can access their visit record or share it with other providers in their care team. The Amwell Platform is rated an average of 4.8 out of 5 stars by patients on all connected health system and health plan platforms, as well as our direct-to-consumer platform, and has achieved an average NPS score of 50 across our clients' various branded services for the full-year period ended December 31, 2022.

- *Providers*—The Amwell Platform is designed to deliver an easy-to-use provider experience via web or mobile device. Providers access familiar workflows for taking notes, prescribing, referencing clinical treatment guidelines and alerts for gaps in care or referral protocols. Importantly, many of our modules can be initiated directly from within a provider's EHR system, creating a seamless experience and reducing redundant data entry.

- *Payers* —Access to the Amwell Platform can be embedded into health plan portals and other assets with a white-label approach that extends the client's experience. The Platform integrates directly with claims and eligibility systems to enable eligibility verification and collection of correct co-insurance payments from patients at the time of the visit. In addition, Amwell enables payers to bring in their own digital assets, influence member workflows and present key clinical quality information, such as gaps in care, to providers at the time of a visit. The Amwell Platform also enables payers with provider networks or integrated delivery networks to seamlessly incorporate their own providers to care delivery programs.

Carepoint Hardware and Connections Enable a Variety of Clinical Settings

Patients and members access the Amwell Platform through a wide variety of Carepoint devices and access. These Carepoint offerings include not only patient and provider supplied devices for app and web-based access over web, mobile and phone, but also a full range of purpose-built devices for use in clinical settings. Our proprietary Carepoint portfolio, which includes the C500 cart, touchpoint tablet and TV kits, enables providers to deliver digital care into clinical care locations, such as the Emergency Department ("ED"), clinics and hospital-at-home, as well as into community settings such as retail stores, community centers, employer sites, skilled nursing facilities, correctional facilities and schools. These devices are built to rigorous safety and clinical standards and have advanced features including far-end camera controls, fleet monitoring and connectivity to a variety of diagnostic scopes and examination tools. Our Carepoint portfolio supports a range of modalities, including multi-way video, phone connectivity and secure messaging to bring care teams to patients and members in the most efficient way possible.

Value-Added Services

We offer a full suite of paid, supporting services to our clients to enable their virtual care offerings. AMG contracts with providers across primary and urgent care, behavioral health therapy, acute psychiatry, lactation counseling and nutrition to provide licensed, reimbursable medical staffing for digital care delivery to our clients. AMG can be used to augment provider capacity during nights, weekends or times of high demand, and fill gaps in specialist coverage in acute hospital settings as well as to enable expanded geographic coverage in cases where state-level licensing requirements restrict the ability of our clients' own physicians to treat patients outside of their own geographic locations. Additionally, we provide professional services to facilitate implementation, workflow design, systems integration and service expansion. To help our clients promote adoption and utilization, we offer patient and provider engagement services.

Our Market Opportunity

Core U.S. Digital Care Market

We believe the annual total addressable market for our solutions is substantial and increasing. We estimate the current subscription revenue market opportunity for health plan and health system clients to be approximately $8.7 billion and $3.7 billion, respectively. In the health plan space, there are more than 290 million lives enrolled in insurance plans that we have identified as potential subscribers to our Platform. We have also identified 802 health systems who would potentially benefit from the Amwell Platform. Additionally, in the health system space, we have identified an additional $8.4 billion for the provider-to-provider market. For AMG, we estimate the urgent care and telepsychiatry visit revenue market opportunity to be approximately $18.2 billion and $3.9 billion, respectively. The broader behavioral health market is estimated to be an additional $29 billion, and this market opportunity has opened up more broadly through our acquisition of SilverCloud. Finally, our acquisition of Conversa brings the addition of the automated care market, which is estimated to be an additional $5 billion. This brings the total addressable market for Amwell to $76.9 billion.

We intend to grow our addressable market through continued expansion into market adjacencies that we believe represent a significant opportunity to serve millions of additional potential patients and members. These adjacencies may include pharmaceuticals and biotech, remote patient monitoring, healthcare at home and other areas of digital care delivery. The addition of SilverCloud, with a global presence, significantly expanded our international market opportunity in the behavioral health space, which is estimated to be $52 billion internationally.

Our Competitive Strengths

Supporting the Full Continuum of Care with Synchronous and Asynchronous Capabilities

The Amwell Platform enables our clients to deploy and configure care pathways that blend a range of synchronous and asynchronous services. For example, a patient may benefit from ongoing text-based therapy to assist with managing a behavioral health issue, chronic condition or post-discharge. Yet, this patient can also be escalated to a live provider via video using rules that we can configure or patient choice. The mix of automated and virtual care capabilities offered by Amwell is unique in digital care and enables our clients to operate more efficiently while adhering to their own clinical pathways.

Enabling Our Clients Own Provider Networks

The Amwell Platform enables our clients to utilize their own provider networks to digitally deliver treatment to their patients and members across the continuum of care. This capability was demonstrated most clearly during the COVID-19 crisis, when our health system and health plan clients were able to deploy tens of thousands of their own providers onto their virtual care platforms. As of December 31, 2022, approximately 103,500 active providers (as defined in Item 7 below) utilized the Amwell Platform to address their patients' needs, from primary care, the management of chronic care and specialist visits. We offer provider training, outreach and success services to drive increased patient acquisition and retention, appropriate utilization and better outcomes. We believe our ability to provide our clients with a platform that allows them to utilize their own trusted providers and networks differentiates us within our industry.

Flexible and Scalable Suite of Solutions

Our scalable Amwell Platform allows us to grow with the digital care delivery needs of our clients. Most clients start by providing a single use case, such as on demand urgent care, or start with a subset of their members or patients. As our clients expand their digital care delivery solutions, they can add modules that support additional specialties or specific use cases across broader patient and/or member populations. Our products are currently available in modules and programs that offer the necessary workflows to deliver care across over a variety of use cases. In addition to clients increasing their virtual visit use cases over time, they tend to expand their use of Carepoint hardware as well as consumer devices. As we expand our capabilities, our modules, programs and Carepoint offerings allow us to partner with clients that are new to digital care delivery as well as with rapidly expanding digital care market leaders.

Support for Third Party Applications – Including Clients' Own Apps

The Amwell Platform offers the ability for clients to add their own existing digital assets and influence care where it happens by activating members directly from within the virtual care visit. This means that clients can make care programs, such as text-based cognitive behavioral therapy or chronic condition management, available for providers to share with patients directly at the time of a visit and members can be escalated from automated care experience to live care. In addition, third-party innovators who want to offer a capability to the Amwell client ecosystem can do so. One example is translation services. Amwell has partnered with Google for real-time transcription/translation, as well as with leading live translation vendors to summon translators to join a video visit.

Client-Branded, Embedded Digital Experiences

Our configurable Amwell Platform and its associated APIs and widgets encourage our clients to deploy digital care programs under their own brands, unlike other telehealth players who promote programs under their brands. Our differentiated approach empowers our clients to advance the look, feel and trust associated with their market-leading brands while we provide the core technology and clinical support to enable quality patient and member care. We are aligned with clients and partner with them to build tailored digital care distribution programs instead of competing with them for their patients.

Platform Integration That Provides for the Efficient Delivery of Digital Care

We enable digital care distribution to be integrated into existing care pathways and workflows rather than as a separate experience. Our proprietary APIs and embeddable software widgets enable clients to embed digital care into existing workflows utilized by providers and patients. Our Platform is provided directly within or synchronized with providers' EHR systems, including Oracle, Cerner and Epic, as well as through mobile apps, 24-hour nurse and support lines, and "digital front doors" that patients and members access. From an experiential perspective, clients using the Converge platform can deploy various "front door" experiences to best serve their audiences. Providers operating out of their EHRs typically prefer operating the Converge platform functionality from within (embedded in) their existing platform (e.g., Hyperspace for Epic). On the patient side, a variety of front doors lead to a configured consumer experience, including single sign on (SSO) from a patient portal (e.g., Epic MyChart) or from a dedicated portal experience (e.g., the health plan's member portal). In both cases, no additional login is required as members transition into their virtual visit experience. We also integrate with back-end systems to streamline administrative functions such as enrollment, clinical management, payment, claims administration, e-prescribing, follow-up and data interchanges such as picture archiving and communication systems ("PACS"). For our clients, this functionality eases administrative burdens and supports physician workflows. For patients and members, our embedded functionality simplifies digital care delivery directly into the portals and systems those individuals are already utilizing.

Connected Ecosystem of Health Systems, Health Plans and Innovators

We partner with many of the world's largest and most trusted health systems, health plans and healthcare innovators. Our broad range of connected healthcare providers is attractive to health plans seeking to expand their care networks, while health systems are drawn to a network with a large number of health plans that allows for the possibility to extend their services through the digital distribution of their care. For example, a large health plan is using the Amwell Platform in a program that seeks to close 20 gaps in care commonly seen across different high priority populations. Our ecosystem benefits from scale in our client base across each stakeholder vertical. For example, we currently work with 30 of the 34 Blue plans nationally, who benefited as we added more of their cohort and allowed members with Blue cards to seamlessly access digitally distributed care outside the geography of their individual Blue plan. Our ecosystem also is strengthened by our partnerships with innovators that bring new services and capabilities to the Amwell Platform. Our partnership with Google allows us to offer captions and translations capabilities for better provider-to-patient communication and our joint venture with Cleveland Clinic, The Clinic, enables Second Opinion programs through the Amwell Platform. Finally, the breadth of our ecosystem has enabled a deep understanding of health system and health plan workflows and reimbursement arrangements between our clients, allowing us to tailor our capabilities to their needs.

Access to Scalable, On-Demand Medical Services to Help Support Our Clients' Digital Care Solutions

As part of our mission to enable digital care distribution, we offer our clients a medical staffing solution for virtual care services through Amwell Medical Group ("AMG"), representing multi-disciplinary providers with 24/7/365 coverage across 50 states, that integrates with and extends our clients' existing care capabilities. Our AMG roster includes approximately 1,400 active behavioral health providers, strengthening the network we are able to offer our clients. We continue to expand our digital care solutions for chronic condition management with strategic partners in the areas of musculoskeletal, dermatology, diabetes and second opinion services. For health plans, AMG provides essential nationwide clinical coverage for members across a broad range of specialties. For health systems, most require clinical support for their initial programs and then transition to weekend or evening coverage as their clinicians are provisioned. For rural health systems or community hospitals, these clinical services provide wraparound care or access to critical services like telestroke or psychiatry when they may not have any providers to meet these patient needs. During natural disasters or emergent health events such as the

COVID-19 pandemic, AMG can quickly augment staffing needs. By delivering access to on-demand medical staffing, we believe AMG brings trust and stability to our clients' digital care delivery solutions.

Amwell and Google Cloud are collaborating on a suite of innovative solutions to meet the needs of healthcare clients. Amwell leverages Google's Cloud Healthcare API to enhance its data infrastructure, providing pathways to intelligent analytics and machine learning capabilities. Examples include patient data display within clinical panels directly in the visit and intelligent patient queueing for visits driven by machine learning. Google's Contact Center AI makes support more efficient and enables an enhanced support experience for clients, improving efficiency and generating deeper analytical insights to drive continuous improvements in the system.

In order to bring as much value to our clients as possible, Amwell is creating the ability to deliver third party and first party solutions to complement our own solutions. Payers and health systems are increasingly expressing their desire to work with fewer technology partners who can deliver more. This trend is driving our strategy to create a marketplace as part of our platform to provide high-quality vetted apps, services and products developed by leading innovators as well as by our clients themselves.

Experienced Management

Our management team has extensive operational experience in healthcare, technology and services. Our co-founders are experienced entrepreneurs with a proven track record of successfully founding, growing and leading multiple companies. Our executive leadership team has an average of 20 plus years of experience. We believe our management team's extensive business experience, along with the backing of key strategic healthcare investors, sets Amwell apart in the industry.

Our Growth Strategies

Drive Greater Adoption with our Existing Clients

We intend to continue to drive greater adoption among existing clients in five ways:

- *Expanding the populations to which our clients offer services*—Health plans may begin by offering digital care offerings to a subset of their total membership and over time expand to more members. Health systems may start with a single hospital or region and then expand system wide.

- *Increasing adoption within existing populations*—We see significant increases in utilization among clients as providers and patients have become more aware of and comfortable with digital care, and as clients have embedded virtual care more fully into their operations. We use targeted patient and provider engagement campaigns, best practices training as well as operational support to further drive an increase in usage across our Platform.

- *Adding new modules and programs*—Most clients begin with one or two modules or programs for digital care delivery, but then expand into additional clinical areas. For health plans, additional programs are typically focused around virtual primary care, behavioral health services, and a range of condition management services that meet the needs of employer clients as well as Medicare Advantage. For health systems, additional modules typically include an expanding range of specialty care use cases across the care continuum.

- *Enabling the sale of new programs and services for clients to sell to their consumers and B2B customers* – Many clients benefit from our scalable and customizable Platform to create high value programs to sell into their clients, whether it be virtual primary care staffed by their own providers, chronic care management programs or retail urgent care. The future-ready, customizable and configurable Platform allows clients to target specific populations and opens up new revenue sources for our clients, driving higher value.

- *Expanding their Carepoint suite*—Clients typically increase the number of Carepoint devices over time, as they penetrate additional locations and expand their own network of digital care delivery. As the number of Carepoint connections rise, utilization goes up and our clients recognize additional value. We intend to continue to promote our proprietary Carepoint hardware and apps across our client base and believe that expanded Carepoint offerings such as our TV kits will further expand usage of the Amwell Platform.

Increase Penetration by Adding New Clients within our Core Verticals

While we already partner with many of the largest health systems and health plans in the United States, there is still significant room to add additional client relationships. Additionally, Medicare Advantage and Managed Medicaid programs provide a significant growth opportunity as they continue to expand virtual care as a reimbursable service across use cases. We continue to invest in our direct sales force and channel management capabilities to support growth and client support.

Invest in Platform to Continue to Expand Capabilities

We continue to invest in the Amwell Platform with the Converge platform and are developing new technologies, products, modules, programs and capabilities that meet the broadening needs of our clients. We also partner with our clients and other stakeholders to build new features, modules and programs. This includes the ongoing development of our digital tools program capabilities, which allow our clients to design new healthcare protocols by combining brick and mortar services with digital healthcare delivery in areas such as primary or cancer care. Our development of the Converge offering expands the reach of our digital platform into new areas by investing in new technologies. For example, our TV kits allow patients to access digital care services in their hospital room via TVs and our planned Carepoint TV kit for Home will allow patients to access digital care services at home via TVs.

Outside of the in-visit experience, the Amwell Platform is also designed to host a library of automated and asynchronous interactions that serve as a digital companion to patients in the space between visits. These evidence-based interactions — which include chatbots, text-message reminders and nudges, patient education resources, remote patient monitoring and more — not only reinforce the treatment prescribed during the visit but also generate valuable data and insights for providers, with the ability to escalate to virtual or in-person care, as needed. Detecting a sudden increase in pain, redness around a surgical wound, or a very high blood pressure reading, for instance, can trigger an immediate virtual visit or scheduling an in-person appointment with a clinician. Continued investment in interoperability including remote patient monitoring, advanced analytics and lab services as well as the home delivery of pharmaceuticals is expected to allow us to expand use cases.

Expand into International Markets

As regulatory and reimbursement systems around the world evolve, we see a significant opportunity to expand internationally. We signed our first major international client in 2017 when Meuhedet Health Services, a leading Israeli Health Maintenance Organization with 1.2 million covered lives, licensed our Platform. Meuhedet's telehealth program, launched in 2019, created Israel's first "Hybrid HMO" using telehealth as the first line of contact for plan members for seamless care delivery and reduced facilities costs for Meuhedet. Our acquisition of SilverCloud, which already operates as a partner of the UK's National Health Service and as a program in other European countries and in Australia, will enable growth of behavioral health services into markets outside of the U.S. Additionally, we will continue to expand sales of Carepoint hardware into new international markets.

Selectively Pursue Acquisitions

Our comprehensive Amwell Platform enables us to selectively pursue strategic and complementary assets to support our clients' needs. We have a track record of successfully identifying and integrating acquisitions. Our acquisitions of SilverCloud and Conversa in 2021 added proven longitudinal care and behavioral healthcare capabilities to our digital care enablement platform. SilverCloud is a leading digital mental health platform. Conversa is a leader in automated virtual healthcare. We intend to continue to complement our strong organic growth opportunities by evaluating the acquisition of complementary products and services. Consistent with this strategy, we are engaged in a number of processes related to acquisition opportunities, some of which could be significant.

Our Products

The primary product we sell is access to the Amwell Platform via recurring subscriptions. We sell additional related services and solutions via configurable modules and programs and Carepoint hardware and services, including implementation, engagement, cart fleet management and integration. These additional services can be added to any base platform subscription. We enable the success of the software we sell by also selling access to clinical services on a fee-for-service basis on the Amwell Platform and through our direct-to-consumer app.

Our Technology and Operations

Our technology platform is designed to provide superior patient and provider experiences, encompassing the complete end-to-end virtual visit. Our backend architecture also supports security, data exchange, integration with EHRs, other data repositories and third-party devices. Finally, we offer a portfolio of services to our clients to support their digital care platform. The Converge platform, the latest version of the Amwell Platform, includes both clinical services and hospital capabilities designed to attract and retain patients, drive operational efficiency, encourage physician engagement enable digital care delivery for health systems, and engage members and lower the cost of care for health plans.

Clinical Services Capabilities

Multiple Digital Practices

Patient care is organized into online practices, analogous to a multi-specialty hospital building, allowing patients to choose from a variety of clinical offerings, ranging from primary to specialty care and from wellness to disease. Practices can be organized by clinical specialty (including primary care, behavioral health, nutrition, cardiology), by disease state (including diabetes, asthma, hypertension) or by program type (including smoking cessation, weight loss, addiction therapy). Each practice typically represents a distinct clinical use case with its own associated client branding, patient workflows, associated providers, eligibility and pricing. These practices enable clients to attract patients and members and drive revenue with services they offer.

Visits

For urgent care and walk-in clinic type use cases, patients can seek care on-demand whenever coverage is available (currently 50 states, 24/7 for urgent care). Patients can choose either to see the next available provider or to select a specific provider from among those currently practicing online. If a provider is busy seeing other patients, the patient can choose to wait in queue.

For non-urgent cases, including primary care and specialty care, patients can schedule an appointment time. Appointments can be self-scheduled by patients or scheduled on their behalf by an administrator or provider. Provider availability can be synchronized with a client's master EHR schedule using our scheduling API, eliminating the need for duplicate, and potentially conflicting scheduling, systems for physical and online appointments.

Alternatively, quick-link scheduled visits functionality allows providers to initiate both scheduled and on-demand visits by sending an email or text message invitation. Visit requests can also be triggered automatically by client-configured analytics and alarms using our Telehealth Now web service. Within a few clicks, patients go from email to live video visit, without ever having to manually register or download any software. This provider-initiated visit functionality is useful for both follow-up and more general population health and care management programs.

Physician Brokerage and Utilization Efficiency

Our patented, real-time brokerage engine matches each patient with the list of available and eligible providers, based on licensing requirements and client-configurable clinical, business and regulatory rules. In this way, we are distinguished from other "callback" models where provider choice is much more limited and is unable to occur real-time.

When patients seek services, one or more potentially available providers are digitally paged or notified based on client-configurable business rules. The first provider to accept the visit request is assigned the patient. Together, these matching technologies ensure the most efficient use of available providers, allowing even busy clinicians to schedule in virtual visit patients between in-person appointments, after hours, or in place of no-shows and cancellations.

Hospital Capabilities

Hospital capabilities provide hospital-based care teams everything they need to conduct provider-to-provider Acute Care consults in an efficient, scalable and easy-to-use experience accessed via web, mobile apps and proprietary Carepoint hardware. The clinician portal is a browser-based solution for providers and administrators, while the Touchpoint mobile app facilitates coordination for providers and care team members on iOS and Android devices. Regardless of location, care teams can review requests, communicate with others, and join a video call to deliver timely and effective care.

Hospital capabilities offer configurable, specialty-specific software workflows to enable rapid and effective response to Acute Care needs, in accordance with a hospital's care policies. As part of the implementation process, an Amwell team will understand current and desired workflows and configure the Amwell Platform to meet the needs of a particular administrative staff and care team.

Care Coordination and Collaboration Tools

Hospital coordination tools improve response times with case assignment tools, automated alerts and auto-escalation to avoid delays in patient care. This set of tools allows coordinators to schedule and assign providers to cases and manage the case queue. Care teams can be notified via text message, email, SMS enabled pager, on the clinician portal or the Touchpoint mobile app when a new patient case is created, assigned to a provider, escalated, cancelled or completed. The Amwell Platform empowers case team members with coordination tools we believe are HIPAA-compliant within cases, secure messaging and multi-party video calls. Providers are further able to send secure messages between registered providers and care team members from the clinician portal and Touchpoint mobile app, as well as message other providers within the same case.

Overall Platform Design for the Converge Platform

User Experience

The latest version of the Amwell Platform, the Converge platform, is designed to be a consistent experience across any application, workflow or access point for both providers and patients. The entire use experience is brandable by the client, letting providers and patients know they are meeting under the trusted brand of the healthcare organization they trust, driving brand affinity. Amwell uses Twilio's A/V platform, a best-in-class option for fast, high-quality, reliable connections without having to download an app. Additionally, the modular architecture allows for swappable exchange of the entire A/V experience, allowing different vendors or capabilities such as payments or identity management to be quickly integrated into the Platform in response to client need.

The user experience also has been designed to allow a patient to easily join a visit through Click to Join features: patients can join video visits by clicking on an email or text message, no registration or download required. Tech checks ensure adequate connectivity, browser compatibility and the correct A/V setting, minimizing the risk of dropped or interrupted visits.

Security and Reliability

The Converge platform has been designed to be secure and scalable; testing is automated and includes security scans, all vetted by our QA team. These scans are also vetted by our dedicated cybersecurity team, which includes security experts who monitor and address issues around the clock. We also have a full, evidence-grade digital forensics system that provides real-time analysis using multiple cloud forensic tools to our cybersecurity team. Amwell adheres to what we believe to be the highest security standards in the industry, using Auth0 with OAuth 2.0 SSO webRTC for in-browser video and Google's Healthcare API for secure and standardized data storage. These security capabilities ensure that clients' and patients' data are held to high standards, limiting the impact of and ability for cyberattacks.

Scalability and Innovation

The Converge platform allows providers to easily expand their use of digital care, taking advantage of highly scalable managed services from best-in-class technology partners. A serverless multi-cloud microservices architecture lets Amwell adapt to any scale of processing power needed to address visit volumes. Clients can quickly implement a unique experience for patients and providers and embed any workflow in their own branded web and mobile solutions with low code / no code custom development. As digital care delivery continues to evolve, Amwell clients and partners have the flexibility and agility to scale virtual care 10x, or 1,000x, as needed.

Interoperability

The Converge platform is built on FHIR ("Fast Healthcare Interoperability Resources") – not an antiquated, proprietary data model that needs to be translated to HL7 standards. All data within the Platform works with healthcare organizations' systems and any EHR. Being FHIR-native allows Amwell to be truly interoperable with the entire healthcare ecosystem and creates an open platform for third-party developers.

App Framework

We have opened the Converge platform to others to build on and expand its abilities. The Platform now hosts and operates applications created by outside developers, whether to serve their own organizations or offer innovations to our large ecosystem. The FHIR APIs at the core can invoke and give context to any external service, which can then be hosted inside the digital care experience, right in the field of view between the patient and the clinician. Apps from several key partners are in development, including Google Cloud, Globo and The Clinic. This app framework allows clients to deliver better, more efficient access to effective care, helping to close gaps in care, enhance treatment and better enable provider-to-patient relationships.

Technology Back-end Architecture

Secure, Scalable, Hosted Environment

We host the Amwell Platform in secure, redundant data centers designed with high levels of availability, redundant subsystems, and compartmentalized security zones. With our Platform as a Service digital care solution, there is no need for clients to purchase hardware, install and upgrade software, or manage system operations. The hosted approach also ensures that visit capacity scales without requiring client-side interventions or upgrades. We manage hosting operations and security from our NOC, which is monitored 24 hours a day. From an operations perspective, we historically deliver high levels of system uptime across the Amwell Platform, maintained through our 24/7 Cyber Command Center that monitors our Platform around the clock.

Due to the sensitive nature of our client and patient data, we have invested heavily in data security and protection. We utilize a multi-tiered security architecture. All data is secured both in motion and at rest using the latest encryption technologies. Our C3 data control center constantly monitors for vulnerabilities and intrusions, including using third-party penetration testing. We believe that all clinical data usage is HIPAA compliant. We maintain HITRUST, ISO 27001 and PCI compliance certifications. Our system security is regularly evaluated and approved by some of the largest health plans, health systems, financial institutions and technology companies in the world.

Reporting and Analytics

We provide a range of standard administrative, utilization and clinical reports. More advanced analytics are user-accessible via our Looker data exploration and discovery business intelligence tool.

Branding and Embeddable Experiences

We support client branding and unique client experiences by offering the ability to fully brand our software as well as to use our APIs and embeddable widgets for both the patient and provider experiences, covering the relevant web and mobile interfaces (iOS and Android). The APIs and embeddable widgets, in turn, allow clients to seamlessly embed our end-to-end patient and provider digital care functionality in their own websites, software and mobile applications. Such embedding is designed to give patients and providers a consistent user experience without having to switch tabs or windows, additional logins or additional app downloads.

For example, some health systems have embedded our Platform in their own patient portals. From a provider perspective, clients are embedding the provider virtual care workflow in their EHRs so that online visits are as easy to schedule and conduct as physical visits.

Sales and Marketing

We sell our digital care solution through our direct sales organization. Our direct sales team is comprised of enterprise-focused field sales professionals who are organized principally by geography and specialty overlays. Our sales operations staff, who support our direct sales team, includes product technology experts, lead generation professionals and sales data experts. We maintain relationships with key industry participants including media publications, industry analyst firms, benefit consultants, brokers, group purchasing organizations and health plan and health system partners.

Channel partners also play an important role in marketing and selling our products to our client base, primarily focusing on the Amwell Platform and Carepoint devices. Channel partners may shorten our sales cycle and lower our client acquisition costs. For example, through EHR channel partners we are able to natively embed our technology into existing health system technology infrastructure which, as a competitive differentiator, may lead to a higher win rate. In addition, because of the technology integration, EHR partner sale may accelerate our ability to launch the technology and ultimately recognize revenue. Carepoint channel partners primarily consist of value-added resellers that have established relationships with health systems and health plans. We typically generate lower revenues in connection with sales obtained through these channel partner agreements.

Clients

Our clients consist of health plans, health systems, government entities and innovator companies that are working to develop next-generation therapeutics, devices and health programs.

Clinical Quality

We are strongly focused on providing the highest level of clinical and operational quality. AMG seeks to provide the highest level of clinical quality and consistency of care. All medical professionals go through a rigorous onboarding and credential checking process. When practicing online, doctors are required to wear white coats, display degrees, and deliver care in a medically appropriate visual setting. We offer similar best practices and training to our clients who engage their own providers. Patients consistently rate AMG providers highly, with an average rating of 4.8 out of 5.0.

Our AMG clinical operations team works to standardize virtual medical treatment by creating and maintaining standard operating procedures. Our operations team also monitors waiting room queues and can reassign providers and patients as needed. We use analytics to test for appropriateness and efficiency of care as well as prescribing behaviors. AMG's team of nurses uses algorithms to identify potential quality issues and conducts manual reviews of clinical cases, utilizing a random audit process, to ensure high quality care is consistently delivered. Finally, a monthly scorecard is distributed to all AMG providers showing their individual and comparative performance. For urgent care, the median wait time is less than 5 minutes for the 24 months ended December 31, 2022.

Research and Development

Our ability to continue to differentiate and enhance the Amwell Platform depends, in large part, on our capacity to continue to introduce new services, technologies, features and functionality. Our research and development team is responsible for the design, development, testing and certification of our solution. We also maintain a development office in Ramat Gan, Israel, to support our international partners and to serve as an additional development resource. In addition, we utilize certain third-party development services to perform application development. We focus our research and development spend on developing new products and further enhancing the usability, functionality, reliability, performance and flexibility of our products.

Competition

We view as competitors those companies whose primary business is developing and marketing virtual care and digital care platforms and services. Competition focuses on, among other factors, technology, breadth and depth of functionality, range of associated services, operational experience, client support, extent of client base and reputation. Our competitors in the digital care delivery market range from traditional telehealth players such as Teladoc, Included Health and MDLive; video communications players such as Zoom or Microsoft Teams; physician networks or tools such as Doximity and Caregility; technology companies such as Amazon; and EHR players (which are also partners) such as Epic, Oracle, Cerner, Allscripts and athenahealth.

In the health system market, EHR players could be considered competitors, but many have chosen to partner with us to integrate our capabilities into their own products. Other players have chosen to partner with us to embed our virtual and digital care functionality within their EHR. Competition also comes from large communications software players who offer an entry-level priced and simplified offering for telehealth. Newer players include companies who provide asynchronous chat communications. We believe that the breadth of our existing client ecosystem, the depth of our Platform, and our business-to-business focus on promoting existing healthcare brands and integrating freely with multiple platforms increases the likelihood that stakeholders seeking to develop digital care solutions, both within and outside of healthcare, will choose instead to collaborate with Amwell.

Physicians and Healthcare Professionals

Due to the prevalence of the corporate practice of medicine doctrine (as defined in Item 1A. Risk Factor), including in the states where we predominantly conduct our business, we provide administrative and management services to entities associated with AMG (which are consolidated subsidiaries from a financial reporting perspective) pursuant to which those entities reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services. We contract to provide administrative services through business support agreements ("BSAs") with AMG's provider groups. AMG in turn contracts with providers. Our business support agreements typically run for ten years and call for us to be paid an annual fee in exchange for managing all administrative aspects of the medical practice in question. It has been the historical practice of the parties to review and adjust this fee on an annual basis. In addition, we have signed direct transfer agreements with the AMG entities. These direct transfer agreements outline the conditions under which we have the right to change the ownership of the clinical entity to a different third party.

In 2012, we entered into a joint venture with an affiliate of Elevance Health, Inc. (formerly Anthem, Inc.) to form National Telehealth Network, LLC ("NTN"). NTN, which is consolidated in our financial statements, is greater than 50% owned by us. NTN is managed by a six person Board of Managing Directors, with the Chairman of the Board appointed by us. NTN's mandate is to oversee the clinical and administrative operations of Online Care Group, a clinical entity within the AMG family. Online Care Group is dedicated to providing clinical consults on Elevance Health's LiveHealth Online virtual care platform to Elevance Health members and other users of that platform.

Under a BSA agreement, NTN has agreed to provide exclusive administrative, management and other business support services to Online Care Group. The non-medical functions and services NTN provides under the BSA include the maintenance of medical, billing and accounting records, legal, human resources and the administration of quality assurance, and administration of a risk management program. Additionally, NTN is required to maintain medical malpractice insurance for covered providers as well as appropriate general liability, directors and officers, workers compensation and employment practices insurance. The BSA had an original 10-year term that automatically renewed for an additional 5-year term expiring in February 2028. The BSA automatically renews for 5-year renewals, unless earlier terminated upon mutual agreement of the parties or unilaterally by a party following a material default under the BSA by the non-terminating party. NTN, in turn, has subcontracted all of its responsibilities under the BSA between NTN and Online Care Group to Amwell, under substantially similar terms.

Amwell has signed direct BSAs with the other AMG affiliated entities to provide similar administrative and management services for a fixed fee.

U.S. Government Regulation

Our operations are subject to comprehensive United States federal, state and local regulations and international regulations in the jurisdictions in which we do business. Our ability to operate profitably will depend in part upon our ability, and that of our affiliated providers, to maintain all necessary licenses and to operate in compliance with applicable laws and rules. Those laws and rules continue to evolve, and we therefore devote significant resources to monitoring developments in healthcare and medical practice regulation. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. In some jurisdictions where we operate, neither our current nor our anticipated business model has been the subject of formal judicial or administrative interpretation. We cannot be assured that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that impacts our operations.

In response to the COVID-19 pandemic, state and federal regulatory authorities loosened or removed a number of regulatory requirements in order to increase the availability of digital care services. For example, many state governors issued executive orders permitting physicians and other health care professionals to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure process so long as they hold a valid license in another state. In addition, changes were made to the Medicare and Medicaid programs (through waivers and other regulatory authority) to increase access to digital care services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. Legislation that passed at the end of 2022 will extend most Medicare reimbursement flexibilities through December 31, 2024. This extension includes a waiver for geographic site restrictions (patient may be located at home), the expansion of eligible provider types, and coverage for audio-only consults.

We believe that a return to the status quo would not have a material negative impact on any commercial agreements we have entered into. Each of these agreements has a defined term and virtually none allow for immediate termination for convenience by the client in question. For many healthcare companies engaging in digital care, the most significant potential concern about returning to the status quo is that restrictions on the reimbursement of digital care visits to Medicare beneficiaries, such as when a patient presents to a medical professional from a rural area or at a clinical site, could be re-imposed.

Currently, AMG does not perform these kinds of consultations. As such, all patients who experienced a first-time visit with AMG during the pandemic would be able to continue using the Amwell Platform. In light of that, we do not believe that the visit volume on the Amwell Platform or visit revenue will materially decrease based on a return to the status quo from a regulatory perspective. In fact, we believe that such a return would benefit the Company as the renewed enforcement of HIPAA regulations may force many marginal digital care platforms out of the marketplace, thereby lessening our competition.

Digital Care Provider Licensing, Medical Practice, Certification and Related Laws and Guidelines

The practice of medicine is subject to various federal, state and local certification and licensing laws, regulations, approvals and standards, relating to, among other things, the adequacy of medical care, the practice of medicine (including the provision of remote care), equipment, personnel, operating policies and procedures and the prerequisites for the prescription of medication and ordering of tests. The application of some of these laws to digital care is unclear and subject to differing interpretation.

Physicians who provide professional medical services to a patient via digital care must, in most instances, hold a valid license to practice medicine in the state in which the patient is located. We have established systems for ensuring that our affiliated physicians are appropriately licensed under applicable state law and that their provision of digital care to our members occurs in each instance in compliance with applicable rules governing digital care. Failure to comply with these laws and regulations could result in licensure actions against the physicians, our services being found to be non-reimbursable, or prior payments being subject to recoupments and can give rise to civil, criminal or administrative penalties.

Corporate Practice of Medicine Laws in the U.S.; Fee Splitting

We contract with physicians or physician-owned professional associations and professional corporations to provide access to the Amwell Platform to them and their patients. We have entered into management services contracts with AMG-affiliated entities pursuant to which we provide them with billing, scheduling and a wide range of other administrative and management services, and they pay us for those services via management and other service fees. These contractual relationships are subject to various state laws, including those of New York, Texas and California, that prohibit fee splitting or the practice of medicine by lay entities or persons and that are intended to prevent unlicensed persons from interfering with or influencing a physician's professional judgment. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. Under the corporate practice of medicine restrictions of certain states, decisions and activities such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel may implicate the restrictions on the corporate practice of medicine.

State corporate practice of medicine and fee splitting laws and rules vary from state to state and are not always consistent among states. In addition, these requirements are subject to broad interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our engagement of a provider licensed in the state or the provision of digital care to a resident of the state. Thus, regulatory authorities or other parties, including our providers, may assert that, despite these arrangements, we are engaged in the corporate practice of medicine or that our contractual arrangements with affiliated physician groups constitute unlawful fee splitting. In such event, failure to comply could lead to adverse judicial or administrative action against us and/or our affiliated providers, civil, criminal or administrative penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our providers that interfere with our business, and other materially adverse consequences.

U.S. Federal and State Fraud and Abuse Laws

Federal Stark Law

We are subject to the federal self-referral prohibitions, commonly known as the Stark Law. Where applicable, this law prohibits a physician from referring Medicare patients for "designated health services" such as laboratory and radiology services that are furnished at an entity if the physician or a member of such physician's immediate family has a "financial relationship" with the entity, unless an exception applies. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $25,820 per claim submitted and exclusion from the federal health care programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA. The statute also provides for a penalty of up to $172,137 for a circumvention scheme. The Stark Law is a strict liability statute, which means proof of specific intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of the various statutes, including the Stark Law, can be considered a violation of the federal False Claims Act (described below) based on the contention that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement. A determination of liability under the Stark Law could have a material adverse effect on our business, financial condition and results of operations.

Federal Anti-Kickback Statute

We are also subject to the federal Anti-Kickback Statute. The Anti-Kickback Statute is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. Certain federal courts have held that the Anti-Kickback Statute can be violated if "one purpose" of a payment is to induce referrals. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation, making it easier for the government to prove that a defendant had the requisite state of mind or "scienter" required for a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, as discussed below. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $104,330 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations of the Federal Anti-Kickback Statute can also result in criminal penalties, including criminal fines of more than $100,000 and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid. Imposition of any of these remedies could have a material adverse effect on our business, financial condition and results of operations. In addition to a few statutory exceptions, the OIG has published safe-harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

Although we believe that our arrangements with physicians and other referral sources comply with current law and available interpretative guidance, as a practical matter, it is not always possible to structure our arrangements so as to fall squarely within an available safe harbor. Where that is the case, we cannot guarantee that applicable regulatory authorities will determine these financial arrangements do not violate the Anti-Kickback Statute or other applicable laws, including state anti-kickback laws.

False Claims Act

Both federal and state government agencies have continued civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and their executives and managers. Although there are a number of civil and criminal statutes that can be applied to healthcare providers, a significant number of these investigations involve the federal False Claims Act. These investigations can be initiated not only by the government but also by a private party asserting direct knowledge of fraud. These "qui tam" whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action, even if the claim was originally submitted appropriately. Penalties for False Claims Act violations include fines ranging from $11,803 to $23,607 for each false claim, plus up to three times the amount of damages sustained by the federal government. A False Claims Act violation may provide the basis for exclusion from the federally funded healthcare programs.

Foreign and State Fraud and Abuse Laws

Several states and the foreign jurisdictions in which we operate have also adopted or may adopt similar fraud, whistleblower and false claims laws as described above. The scope of these laws and the interpretations of them vary by jurisdiction and are enforced by local courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by Medicaid programs and any third party payer, including commercial insurers or to any payer, including to funds paid out of pocket by a patient. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Other Healthcare Laws

HIPAA established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payers of healthcare services. Under HIPAA, these two additional federal crimes are: "Healthcare Fraud" and "False Statements Relating to Healthcare Matters". The Healthcare Fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment, or exclusion from government sponsored programs. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact by any trick, scheme or device or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. A violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment. These provisions are intended to punish some of the same conduct in the submission of claims to private payers as the federal False Claims Act covers in connection with governmental health programs.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs and employing or contracting with individuals or entities who are excluded from participation in federally funded healthcare programs. Moreover, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of copayments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties of up to $10,000 for each wrongful act. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with the wrongful act. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payers may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts, and statutory or common law fraud.

U.S. State and Federal Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of PII, including health information. In particular, HIPAA establishes privacy and security standards that limit the use and disclosure of PHI, and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of PHI in electronic form. AMG, our health system clients, and our health plan clients are all regulated as covered entities under HIPAA. We are a business associate of our covered entity clients when we are working on behalf of our covered entity clients including our affiliated medical groups and also when we are providing technology services to those clients via the Amwell Platform. As a business associate, we are also directly regulated by HIPAA and are required to provide satisfactory written assurances to our covered entity clients through written business associate agreements that we will provide our services in accordance with HIPAA. Failure to comply with these contractual agreements could lead to loss of clients, contractual liability to our clients, and direct action by HHS, including monetary penalties.

Violations of HIPAA may result in significant civil and criminal penalties. Our management responsibilities to AMG include assisting it with its obligations under HIPAA's breach notification rule. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. HIPAA also requires a business associate to notify its covered entity clients of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

HIPAA also required HHS to adopt national standards for electronic transactions that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. On January 16, 2009, HHS released the final rule mandating that everyone covered by HIPAA must implement ICD 10 for medical coding on October 1, 2013, which was subsequently extended to October 1, 2015, and is now in effect.

Many states in which we operate and in which our patients reside also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, in which we operate, are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but, unlike HIPAA, some may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security acts or practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting. The FTC and states' attorneys general have brought enforcement actions and prosecuted some data breach cases as unfair and/or deceptive acts or practices under the FTC Act and similar state laws.

In recent years, there have been a number of well publicized data breaches involving the improper use and disclosure of PII and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials and provide credit monitoring services and/or other relevant services to impacted individuals. In addition, under HIPAA and pursuant to the related contracts that we enter into with our clients who are covered entities, we must report breaches of unsecured PHI to our clients following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

International Regulation

We expect over time to continue to expand our operations in foreign countries through both organic growth and acquisitions. In such a case, our international operations will be subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; economic sanctions laws; various privacy, insurance, tax, tariff and trade laws and regulations; corporate governance, privacy, data protection (including the EU's General Data Protection Regulation which became effective in May 2018 across the EU), data mining, data transfer, labor and employment, intellectual property, consumer protection and investment laws and regulations; discriminatory licensing procedures; required localization of records and funds; and limitations on dividends and repatriation of capital. In addition, the expansion of our operations into foreign countries increases our exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the FCPA, and corresponding foreign laws, including the UK Bribery Act.

The FCPA prohibits offering, promising or authorizing others to give anything of value to a foreign government official to obtain or retain business or otherwise secure a business advantage. We also are subject to applicable anti-corruption laws of the jurisdictions in which we operate. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions as well as other penalties, and the SEC and the DOJ have increased their enforcement activities with respect to the FCPA. The UK Bribery Act is an anti-corruption law that is broader in scope than the FCPA and applies to all companies with a nexus to the United Kingdom. Disclosures of FCPA violations may be shared with the UK authorities, thus potentially exposing companies to liability and potential penalties in multiple jurisdictions. We have internal control policies and procedures and conduct training and compliance programs for our employees to deter prohibited practices. However, if our employees or agents fail to comply with applicable laws governing our international operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions.

We also are subject to regulation by OFAC. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. In addition, we may be subject to similar regulations in the non-U.S. jurisdictions in which we operate.

Environmental, Social, and Governance ("ESG") Initiatives

Our values are core to who we are and serve as the foundation on which we are able to a build a strong organization and promote the long-term interests of our stockholders and stakeholders.

We have begun formalizing our ESG approach at the direction of management and with oversight from the Board. In 2022, we engaged an outside consultant and began developing a comprehensive ESG strategy connected to our strategic business initiatives. In September 2022, we published our inaugural ESG Framework (which is available on the investor relations page of our website). Our website, including the ESG Framework available on our website, is not incorporated by reference into this report. Our approach to ESG is in its beginning stages, but already we have identified three guiding pillars: Our People, Our Products and Our Operations.

We are committed to being transparent throughout this journey and, moving forward, plan to publish ESG reports regularly.

Our ESG Framework

Our Products	Our People	Our Operations
Enabling our clients to achieve their goals around: • Operational Efficiencies & Environmental Stewardship • Clinician Shortages and Burnout • Patient Experience and Outcomes • Health Equity and Access	Strong Culture focused on: • Talent Development & Engagement • Mental & Physical Wellbeing • Diversity & Inclusion • Community Service	Protecting client & employee data with robust processes around: • Cybersecurity & Data Privacy • Compliance & Ethics

Our company was founded by industry veterans, their passion, energy and expertise have contributed to our success as a leading digital care enterprise software company. We continue to expand our sphere of expertise and implement oversight structure that enhance our strategic objectives. Our management team is governed by our Board of Directors ("Board"), which works alongside them to determine our business strategy, ensure the sustainable growth of the company, and oversee our enterprise risks and opportunities and ESG initiatives. Our Board consists of nine directors, 22% identifying as diverse and 78% are independent, who bring a diversity of perspectives, experience, and backgrounds to their role of monitoring and advising management.

Amwell Culture

Mission and Values

Our culture is grounded in our mission to connect and enable providers, payers, patients and innovators to deliver greater access to more affordable, higher quality care. Our values are core to who we are and serve as the foundation on which we are able to build a strong organization filled with employees who deliver exceptional products and services to our clients. At our core we are:

- Client First – Focused on understanding and supporting clients by embracing change, innovating and enriching patient-provide relationships;

- One Team – Focused on hiring and developing outstanding people who are encouraged to stay informed and speak up, to celebrate our similarities and honor our difference, and to serve our communities;

- Deliver Awesome – Focused on bringing passion and energy, acting with integrity, working with agility and a sense of urgency, being accountable, and delivering quality in all we do.

Guided by our mission and values we are able to achieve excellence on behalf of our employees, clients and partners and the patients and providers we serve.

Human Capital - Investing in our Employees

We continually seek ways to attract, grow, develop and retain an exceptionally talented and motivated workforce. We build upon our "One Team" core value by creating and enhancing our range of programs that increase engagement and employee resources.

Our employees are our most valuable asset. As of December 31, 2022, we had 1,035 full-time employees of which 88% are based in the United States, 7% in Ireland, 3% in Israel and 2% in the UK.

Recruitment

In 2022, we continued to focus on building a strong pipeline of talent. Amwell has and continues to build partnerships with universities and other organizations across the country and has implemented a competitive intern program to develop a diverse candidate pool. In addition, our virtual workforce strategy has allowed us to open a global recruitment strategy to hire from all geographies to support our diverse pipeline. As of December 31, 2022, women represented nearly 45% of our global employees. We continue to prioritize our diverse recruitment strategy to build a strong pipeline for women and people of color in our management and leadership roles.

Growth and Development

We promote the continued growth and development of our employees. Through our learning management system, we create meaningful pathways for our employees to build the technical and comprehensive sales skills they need, and off role-specific trainings and certifications. We support our managers with leadership training, a 360 program and coaching. In addition, we encourage on-going external learning and development opportunities with our tuition assistance program.

Compensation and Benefits

We believe that compensation should be competitive, transparent and equitable. We also recognize the benefit of offering a comprehensive benefits package as another way we take care of our employees. We offer the full scope of healthcare coverage, retirement planning, life and disability insurance, employee assistance programs, financial education, mental health support and days off, Covid leave policy, one volunteer day, unlimited PTO and access to our suite of products and services. We also offer full access to all virtual care services to our employees and their immediate family members.

Engagement

We value employee feedback and listen to our employees through various outlets, including all hands meetings and yearly engagement surveys. These avenues have provided us with valuable feedback that has shaped our investments in programs and initiatives for our employees. In 2022, employee feedback shaped our virtual work strategy, the creation of additional technology resources, investments in learning and development platforms, and employee benefits. The Amwell employee voice is the most powerful tool we have for increasing our engagement and the development of a strong and inclusive team.

Amwell has an open-door policy where employees are always welcome to voice concerns about anything related to Amwell or their employment. They have avenues such as Human Resources, Legal or the ability to submit concerns anonymously through our ethics hotline or by phone.

Diversity, Equity and Inclusion

Our culture is built on diverse perspectives, which help us think differently and better equip our clients, providers and patients with the tools to realize an improved healthcare experience for all. We aim to spark dialogue and help create a more humane and compassionate world.

Because healthcare is a universal need spanning the full spectrum of humanity, it's our mission to:

- *Educate*— We will educate and dedicate ourselves to understanding what diversity and inclusion means to our employees and our business. We will facilitate the sharing of employee perspectives and experiences. We will track and adopt best practices from industry leaders.

- *Elevate*— We will elevate our company's inclusiveness and diversity through candid reflection, embracing new ideas, targeted programs, iterative improvement and executing to success. We will foster a culture of openness, respect and conviviality.

- *Celebrate*— We will celebrate the rich diversity within our company and our community. Through events, discussions and other festivities, we will highlight the incredible history, contributions, traditions and milestones of our workforce.

Our Company DE&I Pillars and Internal DE&I Committee help guide our initiatives and drive our mission forward. The committee fosters education and development opportunities to educate the employees on topics critical to us in our lives and in the workforce. In 2022, we offered numerous inclusion trainings as well as education on selective diverse populations and cultures led by our grassroots DE&I Committee. Our culture and actions are grounded in our DE&I pillars:

- *Recruitment*—
  - o Inclusive hiring practices
  - o Recruiting with purpose
  - o Collaborating with purpose

- *Awareness and Engagement*—
  - o Support talent to feel included and understood
  - o Enable talent to collaborate
  - o Inspire talent to lead
  - o Educate talent to grow

- *Community*—
  - o Support the communities we serve
  - o Support the communities we live In
  - o Reflect our mission externally.

Investing in our Communities

Amwell Cares is our Corporate Social Responsibility Initiative. Guided by Amwell's purpose, mission and values, Amwell Cares is committed to enriching and giving back to the communities we serve, working to advance healthcare, hunger relief and equality for all. Driven by employees, with executive oversight, Amwell Cares works to support various causes through a variety of activities, including but not limited to company matches, sponsorship of and participation in charity walks/runs, donations and volunteer opportunities, and pro bono healthcare services delivered to communities affected by hurricane, fire or flood. Employees also are encouraged to volunteer on their own and are given a designated volunteer day to allow them time to give back in their local community. In 2022, Amwell donated more than $160,000 in cash and pro bono healthcare services to support our local communities.

Social Responsibility

Social responsibility is deeply embedded in our mission-oriented corporate culture. We never forget that beyond the daily numbers and operating tasks, our goal is to transform how healthcare is delivered by improving access, convenience, economics and quality of care via digital care, initially focusing our efforts on the United States and with an eye toward increasing the reach of such changes internationally. We are proud of our ability to extend access to both primary and specialty care in "healthcare deserts" that exist in both rural and urban pockets domestically and even more so internationally.

Intellectual Property

Our patent portfolio consists of approximately 41 patents and 3 pending patent applications related to our software and technology. We do not currently consider any of our patents to be material to our business. We continue to submit patent applications for new inventions and ideas we develop as well as monitor competitors in an effort to protect our intellectual property.

We own and use trademarks and service marks on or in connection with our services, including both unregistered common law marks and issued trademark registrations in the United States and other geographies. In addition, we rely on certain intellectual property rights that we license from third parties and on other forms of intellectual property rights and measures, including trade secrets, know-how and other unpatented proprietary processes and nondisclosure agreements, to maintain and protect proprietary aspects of our products and technologies. We require our employees, consultants and certain contractors to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

From time to time, we may become involved in legal proceedings relating to intellectual property arising in the ordinary course of our business, including oppositions to our applications for trademarks or patents, challenges to the validity of our intellectual property rights, and claims of intellectual property infringement. We are not presently a party to any such legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows.

Seasonality

Visit volumes typically follow the annual flu season, rising during quarter four and quarter one and falling in the summer months. The future impact of COVID-19 on seasonality is unknown as there could be additional surges and demand on virtual visits. While we sell to and implement our solutions to clients year-round, we experience some seasonality in terms of when we enter into agreements with our clients and when we launch our solutions to members. We typically enter into a higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the first and fourth quarters. Regardless of when the agreement is entered into, we can typically complete client implementation in an average of approximately three months.

Additional Information

Our website address is https://business.amwell.com. We make available free of charge at the Investors section of this website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we file or furnish such materials with the Securities and Exchange Commission, or

SEC. Information on, or accessible through, our website is not part of this Annual Report on Form 10-K or incorporated into reference any of our filings with the SEC, except where we expressly incorporate such information.

Other

To the extent required by Item 1 of Form 10-K, the information contained in Item 7 of this Annual Report is hereby incorporated by reference in this Item 1.

Item 1A. Risk Factors.

There are several risks related to our business and our ability to leverage our strengths that are described in further detail below. Among these important risks are the following:

- our history of losses and the risk we may not achieve profitability;

- our limited number of significant clients (including our largest client by revenue, Elevance Health, which accounted for 22%, 25% and 23% of our revenue for the years ended December 31, 2020, 2021 and 2022, respectively) and the risk that we may lose their business;

- weak growth and increased volatility in the digital care market;

- inability to adapt to rapid technological changes;

- increased competition from existing and potential new participants in the healthcare industry;

- our clients' acceptance of the Converge platform and our ability and the costs to further develop this platform;

- changes in healthcare laws, regulations or trends as well as our ability to operate in the heavily regulated healthcare industry;

- slower than expected growth in patient adoption of digital care and in platform usage by either clients or patients;

- the impact of seasonal viruses on our business or on our ability to forecast our business's financial outlook;

- inability to grow our base of affiliated and non-affiliated providers sufficient to serve patient demand;

- our ability to comply with federal and state privacy regulations and the significant liability that could result from a cybersecurity breach or our failure to comply with such regulations; and

- holders of our Class A common stock have limited or no ability to influence corporate matters due to the multiple class structure of our common stock and the ownership of Class B common stock by Ido Schoenberg and Roy Schoenberg (the "Founders"), which will have the effect of concentrating voting control with our founders for the foreseeable future.

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we do not currently deem material may also become important factors that adversely affect our business. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition, results of operations and cash flows could suffer significantly. The following is a summary of all the material risks known to us.

Risks Related to Our Financial Position

We have a history of losses, which we expect to continue, and we may never achieve or sustain profitability.

We have incurred significant losses in each period since our inception. We incurred net losses of $272.1 million, $176.8 million and $228.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated deficit of $1,082.0 million. These losses and accumulated deficit reflect the substantial investments we made to acquire new clients and develop our enterprise software. We intend to continue scaling our business to increase our client, patient, member and provider bases, broaden the scope of services we offer, invest in research and development and expand the applications of our technology through which consumers can access our services. Accordingly, we anticipate that cost of revenue and operating expenses will increase substantially in the foreseeable future. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain or increase profitability. Our prior losses, combined with our expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital. As a result of these factors, we may need to raise additional capital through debt or equity financings in order to fund our operations, and such capital may not be available on reasonable terms, if at all.

A significant portion of our revenue comes from a limited number of clients, the loss of which would have a material adverse effect on our business, financial condition and results of operations.

Historically, we have relied on a limited number of clients for a substantial portion of our total revenue. For the years ended December 31, 2022, 2021 and 2020, our largest client, Elevance, accounted for 23%, 25% and 22% of our revenue, respectively. For the years ended December 31, 2022, 2021 and 2020, our top ten clients by revenue accounted for 47%, 44% and 42% of our total revenue, respectively. We also rely on our reputation and recommendations from key clients in order to promote our solution to potential new clients. The loss of any of our key clients, or a failure of some of them to renew or expand their subscriptions, could have a significant impact on our revenue, our reputation and our ability to obtain new clients. In addition, mergers and acquisitions involving our clients could lead to cancellation or non-renewal of our contracts with those clients or by the acquiring or combining companies, thereby reducing the number of our existing and potential clients, and their member and patient populations.

In order to support the growth of our business, we may need additional capital, which sources of additional capital may not be available to us on acceptable terms or at all.

Our operations have consumed substantial amounts of cash since inception and we intend to continue to make significant investments to support our business growth, respond to business challenges or opportunities, develop new software-based products and services, enhance our existing solution and services, enhance our operating infrastructure and potentially acquire complementary businesses and technologies. For the years ended December 31, 2022, 2021 and 2020, our net cash used in operating activities was $192.3 million, $141.5 million and $112.5 million respectively. As of December 31, 2022, we had $538.5 million of cash, cash equivalents and short-term investments, which are held for working capital purposes.

Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including our growth rate, subscription renewal activity, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new or enhanced services and the continuing market acceptance of digital care. Accordingly, we may need to engage in equity or debt financings or collaborative arrangements to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, during times of economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing, and we may not be able to obtain additional financing on commercially reasonable terms, if at all. The cost of borrowing has increased as interest rates have risen, and may continue to increase if interest rates continue to rise, while the current market environment continues to present challenges for companies seeking to raise funds through the capital markets. If we are unable to obtain adequate financing or financing on terms satisfactory to us, it could have a material adverse effect on our business, financial condition and results of operations.

We may incur non-cash impairment charges for our goodwill and other intangible assets which would negatively impact our operating results.

As of December 31, 2022, our balance of goodwill was approximately $435.3 million. Goodwill represents the excess of the total purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. While no impairment charge was incurred as of our most recent annual impairment test on November 30, 2022, our stock price sustained a decline during the fourth quarter of the year ended December 31, 2022. In the event there is a further sustained decline in our stock price, future adverse changes in our projected cash flows, and/or changes in key assumptions, including but not limited to an increase in our discount rate, lower market multiples, lower revenue growth, lower operating margin, and/or a lower terminal growth rate, we may be required conduct additional impairment testing of our goodwill, other intangibles and/or long-lived assets and subsequently record a non-cash impairment charge. Such a non-cash charge would likely have a material adverse effect on our consolidated statements of operations and balance sheets in the reporting period of the charge. For additional information, see Part II, Item 7: Management's Discussion & Analysis of Financial Condition and Results of Operations under the sub-heading "Critical Accounting Policies and Estimates—Goodwill and Intangible Assets."

Risks Related to Our Business and Industry

The digital care market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, if it encounters negative publicity or if our services are not competitive, the growth of our business will be harmed.

The digital care market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. Our success will depend to a substantial extent on the willingness of our clients' members or patients to use, and to increase the frequency and extent of their utilization of, our services, as well as on our ability to demonstrate the value of digital care to employers, health plans, government agencies and other purchasers of healthcare for beneficiaries. Negative publicity concerning our services or the digital care market as a whole could limit market acceptance of our services. If our clients, or their members or patients, do not perceive the benefits of our services, or if our services are not competitive, then our market may not develop at all, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of digital care could limit market acceptance of our healthcare services. If any of these events occurs, it could have a material adverse effect on our business, financial condition or results of operations.

Rapid technological change in our industry presents us with significant risks and challenges.

The digital care market is characterized by rapid technological change, changing consumer requirements, short product lifecycles and evolving industry standards. Our success will depend on our ability to enhance our solution with next-generation technologies and to develop or to acquire and market new services to access new consumer populations. There is no guarantee that we will possess the resources, either financial or personnel, for the research, design and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future software-based products and services becoming uncompetitive or obsolete.

We operate in a competitive industry, and if we are not able to compete effectively, our business, financial condition and results of operations will be harmed.

While the digital care market is in an early stage of development, it is competitive and we expect it to attract increased competition, which could make it difficult for us to succeed. We currently face competition in the digital care delivery market from a range of companies, including specialized software and solution providers that offer similar solutions, often at substantially lower prices, and that are continuing to develop additional products and becoming more sophisticated and effective. Our competitors in the digital care delivery market range from traditional digital care players such as Teladoc, Included Health and MDLive; video communications players such as Zoom or Microsoft Teams; physician networks or tools such as Doximity and Caregility; technology companies such as Amazon; and EHR players (which are also partners) such as Epic, Cerner, Allscripts and athenahealth. Competition could result in continued pricing pressures, which is likely to lead to price declines in certain product segments, which could negatively impact our sales, profitability and market share.

Some of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements and may have the ability to initiate or withstand substantial price competition. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, a larger client base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage.

Our competitors could also be better positioned to serve certain segments of the digital care market, which could create additional price pressure. In addition, many healthcare provider organizations are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like ours could become more intense, and the importance of establishing and maintaining relationships with key industry participants could increase. These industry participants may try to use their market power to negotiate price reductions for our products and services. In light of these factors, even if our solution is more effective than those of our competitors, current or potential clients may accept competitive solutions in lieu of purchasing our solution. If we are unable to successfully compete in the digital care market, our business, financial condition and results of operations could be materially adversely affected.

The impact on us of recent healthcare legislation and other changes in the healthcare industry and in healthcare spending is currently unknown, but may adversely affect our business, financial condition and results of operations.

The impact on us of healthcare reform legislation and other changes in the healthcare industry and in healthcare spending is currently unknown, but may adversely affect our business, financial condition and results of operations. Our revenue is dependent on the healthcare industry and could be affected by changes in healthcare spending, reimbursement and policy. The healthcare industry is subject to changing political, regulatory and other influences. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the "Affordable Care Act" or the "ACA") in 2010 made major changes in how healthcare is delivered and reimbursed, and increased access to health insurance benefits to the uninsured and underinsured population of the United States.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and due to subsequent legislative amendments, will stay in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect client demand and affordability for our products and, accordingly, the results of our financial operations. Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015 (MACRA) which first affected physician payment in 2019. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement.

Such changes in the regulatory environment may also result in changes to our payer mix that may affect our operations and revenue. In addition, certain provisions of the ACA authorize voluntary demonstration projects, which include the development of bundling payments for acute, inpatient hospital services, physician services and post-acute services for episodes of hospital care. Further, the ACA may adversely affect payers by increasing medical costs generally, which could have an effect on the industry and potentially impact our business and revenue as payers seek to offset these increases by reducing costs in other areas. Certain of these provisions are still being implemented and the full impact of these changes on us cannot be determined at this time.

Uncertainty regarding future amendments to the ACA as well as new legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could result in reduced demand and prices for our services. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and other third party payers will pay for healthcare products and services, which could adversely affect our business, financial condition and results of operations.

Negative public perception of our business, and in particular virtual behavioral health services, could adversely affect our business.

Unfavorable publicity regarding the healthcare industry, and in particular virtual behavioral health services, could materially adversely affect our reputation and our business. We enable virtual health services in a variety of clinical areas, including behavioral and mental health. Providers that use our services can diagnose behavioral and mental health conditions virtually and subsequently prescribe controlled substances in line with such diagnosis, including well-known mental health prescription drugs such as Adderall. There is substantial media coverage in the U.S. surrounding mental health and virtual health services, and to the extent such coverage is negative, it could have a material adverse effect on our business.

For example, in April 2022, a lawsuit was brought against telehealth company Cerebral for allegedly overprescribing stimulants to customers that had been virtually diagnosed with attention deficit hyperactivity disorder, and in May 2022, the Department of Justice launched an investigation in possible violations of the Controlled Substances Act. That same month, CVS Health and Walmart announced they were no longer filling prescriptions for controlled substances provided by Cerebral or another telehealth company. If we were to be named in any similar media report, lawsuit or government investigation, it could have a material adverse effect on our business, financial condition, and results of operations.

If growth in the number of individuals covered by our health systems and health plans decreases, or the number of products or services that we are able to sell to our clients decreases due to legal, economic or business developments, our revenue will likely decrease.

We currently generate most of our revenues from clients who purchase access to our enterprise software. These contracts generally have stated initial terms of three years. Most of our clients have no obligation to renew their subscriptions for our solution after the initial term expires. In addition, our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these clients. Our future results of operations depend, in part, on our ability to expand into new clinical specialties and across care settings and use cases. If our clients fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels or fail to purchase new products and services from us, our revenue may decline, or our future revenue growth may be constrained.

Additional factors that could affect our ability to sell products and services include, but are not limited to:

- failure of our clients to be successful offering our products;

- changes in the nature or operations of our clients;

- price, performance and functionality of our solution;

- availability, price, performance and functionality of competing solutions;

- our ability to develop and sell complementary products and services;

- stability, performance and security of our hosting infrastructure and hosting services;

- changes in healthcare laws, regulations or trends; and

- the business environment of our clients and, in particular, headcount reductions by our clients.

In addition, our marketing efforts depend significantly on our ability to call upon our current clients to provide positive references to new, potential clients. Given our limited number of long-term clients, the loss or dissatisfaction of any client could substantially harm our brand and reputation, inhibit widespread adoption of our solution and impair our ability to attract new clients and maintain existing clients. Any of these consequences could lower retention rate and have a material adverse effect on our business, financial condition and results of operations.

A decline in the prevalence of employer-sponsored healthcare or the emergence of new technologies may render our digital care solution obsolete or require us to expend significant resources in order to remain competitive.

The U.S. healthcare industry is massive, with a number of large market participants with conflicting agendas, and it is subject to significant government regulation and is currently undergoing significant change. Changes in our industry, for example, such as the emergence of new technologies as more competitors enter our market, could result in our digital care solution being less desirable or relevant.

Some experts have predicted that future healthcare reform will encourage employer-sponsored health insurance to become significantly less prevalent as employees migrate to obtaining their own insurance over the state-sponsored insurance marketplaces. Were this to occur, there is no guarantee that we would be able to compensate for the loss in revenue from employers by increasing sales of our solution to health insurance companies or to individuals or government agencies. In such a case, our results of operations would be adversely affected.

If healthcare benefits trends shift or entirely new technologies are developed that replace existing solutions, our existing or future solutions could be rendered obsolete and our business could be adversely affected. In addition, we may experience difficulties with industry standards, design or marketing that could delay or prevent our development, introduction or implementation of new applications and enhancements.

If our new digital care offerings are not adopted by our clients, or if we fail to innovate and develop new software offerings that are adopted by our clients, our revenue and results of operations will be adversely affected.

To date, we have historically derived a substantial majority of our revenue from clients who pay for access to our enterprise software. However, as a result of the COVID-19 pandemic, our visit revenue has grown substantially; the impact of this on our future revenue mix will depend on patient and provider behavior. Our longer-term results of operations and continued growth will depend on our ability to successfully develop and market new digital care products and services that our clients want and are willing to purchase. In addition, we have invested, and will continue to invest, significant resources in research and development to enhance our existing solution and introduce new high-quality digital care products and services such as our Converge platform. If existing clients are not willing to make additional payments for such new applications, or if new clients and their members and patients do not value such new applications, it could have a material adverse effect on our business, financial condition and results of operations. If we are unable to predict user preferences or if our industry changes, or if we are unable to modify our solution and services on a timely basis, we may lose clients. Our results of operations would also suffer if our innovations are not responsive to the needs of our clients, appropriately timed with market opportunity or effectively brought to market.

If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread adoption of our solution and attracting new clients. Our brand promotion activities may not generate client awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in doing so, we may fail to attract or retain clients necessary to realize a sufficient return on our brand-building efforts or to achieve the widespread brand awareness that is critical for broad client adoption of our solution.

If AMG providers or experts or American Well Corporation experts are characterized as employees, AMG would be subject to employment and withholding liabilities.

AMG and American Well Corporation structure their relationships with the majority of their respective providers and experts in a manner that we believe results in an independent contractor relationship, not an employee relationship. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that AMG providers and experts and American Well Corporation experts are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state, federal or foreign courts were to determine that AMG providers or experts or American Well Corporation experts are employees, and not independent contractors, AMG or American Well Corporation, as applicable, would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. AMG or American Well Corporation, as applicable, would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that AMG providers or experts and/or American Well experts are employees could have a material adverse effect on our business, financial condition and results of operations.

The outbreak of a contagious disease or virus, such as the novel coronavirus (COVID-19), or a public health emergency has in the past and may continue to have an impact on business and economic conditions that could adversely affect our business, results of operations and financial condition.

In the past, adverse effects on workforces, organizations, clients, economies and financial markets globally, leading to an economic downturn and increased market volatility have resulted due to the economic impacts of public health emergencies, such as the COVID-19 pandemic.

The outbreak and spread of contagious diseases such as COVID-19, as well as measures undertaken to contain the spread of the disease, could cause disruptions and severely impact our business, including, but not limited to:

- negatively impacting our clients' business, as well as loss of employment, resulting in difficulty collecting accounts receivable and/or fewer fees generated;

- negatively impacting our ability to facilitate the provision of our services to health system, health plan or innovator clients due to unpredictable demand;

- creating regulatory uncertainty if certain restrictions on reimbursement or the practice of medicine across state lines are reintroduced in the future; and

- harming our business, results of operations and financial condition.

We cannot predict with any certainty whether and to what degree the disruption these public health emergencies, including the COVID-19 pandemic, and reactions thereto will occur and continue, and may continue to face difficulty accurately predicting our internal financial forecasts and outlook.

It is not possible for us to accurately predict the duration or magnitude of the adverse results of the a public health emergency or disease outbreak and its effects on our business, results of operations or financial condition at this time, but such effects may be material. Any such public health emergency, including the COVID-19 pandemic, may also have the effect of heightening many of the other risks identified elsewhere in this section.

We depend on our senior management team, and the loss of one or more of our executive officers or key employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our key members of senior management. These members of senior management are at-will employees and therefore they may terminate employment with us at any time with no advance notice. We also rely on our leadership team in the areas of research and development, marketing, services and general and administrative functions. From time to time, there may be changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. The replacement of one or more of our executive officers or other key employees would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

To continue to execute our growth strategy, we also must attract and retain highly skilled personnel. Competition is intense for qualified professionals. We may not be successful in continuing to attract and retain qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel with experience working in the healthcare market is limited overall. In addition, many of the companies with which we compete for experienced personnel have greater resources than we have.

In addition, in making employment decisions, particularly in high-technology industries, job candidates often consider the value of the stock options or other equity instruments they are to receive in connection with their employment. Volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain highly skilled personnel. Further, the requirement to expense stock options and other equity instruments may discourage us from granting the size or type of stock option or equity awards that job candidates require to join our company. Failure to attract new personnel or failure to retain and motivate our current personnel, could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our ability to recruit, retain and develop a very large and diverse workforce.

Our products and services and our operations require a large number of skilled employees. A significant number of employees have joined us in recent years. Our success is dependent on our ability to align our talent with our business needs, engage our employees and inspire our employees to be open to change, to innovate and to maintain member- and client-focus when delivering our services. Our business would also be adversely affected if we fail to adequately plan for succession of our executives and senior management; or if we fail to effectively recruit, integrate, retain and develop key talent and/or align our talent with our business needs, in light of the current rapidly changing environment. While we have succession plans in place and we have employment arrangements with a limited number of key executives, these do not guarantee that the services of these or suitable successor executives will continue to be available to us. In addition, as we expand internationally, we face the challenge of recruiting, integrating, educating, managing, retaining and developing a more culturally diverse workforce.

Our growth depends in part on the success of our strategic relationships with third parties.

In order to grow our business, we anticipate that we will continue to depend on our relationships with third parties, including our partner organizations and technology and content providers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to, or utilization of, our products and services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential clients, as our partners may no longer facilitate the adoption of our applications by potential clients. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased client use of our applications or increased revenue.

Our digital care strategy depends on the ability of our affiliated medical group to maintain and expand its network of skilled qualified providers. If it is unable to do so, our future growth would be limited and our business, financial condition and results of operations would be harmed.

Our success is dependent upon our affiliated medical group, AMG, and its continued ability to maintain a network of highly trained and qualified digital care providers. If AMG is unable to recruit and retain board-certified physicians and other healthcare professionals, it would have a material adverse effect on our business and ability to grow and would adversely affect our results of operations. In any particular market, providers could demand higher payments or take other actions that could result in higher medical costs, less attractive service for our clients or difficulty meeting regulatory or accreditation requirements. The ability to develop and maintain satisfactory relationships with providers also may be negatively impacted by other factors not associated with us, such as changes in Medicare and/or Medicaid reimbursement levels, state physician licensing laws and standard of care requirements, and other pressures on healthcare providers and consolidation activity among hospitals, physician groups and healthcare providers. The failure of AMG to maintain or to secure new cost-effective provider contracts may result in a loss of or inability to grow our consumer base, higher costs, healthcare provider network disruptions, less attractive clinical services for our clients and/or difficulty in meeting regulatory or accreditation requirements, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may make adjustments to our historical Active Providers metrics as a result of changes in our methodology

While we believe that our Active Providers metrics are reasonable, we do not tag each provider using our platform. We base the Active Providers metrics on internal estimates that involve judgment, assumptions and sampling. We are continually seeking to improve the accuracy of our Active Providers metrics and have made revisions to our methodologies and corrected prior period errors in the past. As a result of improvements or changes in our methodology, we may make adjustments to our historical Active Providers metrics.

We may not grow at the rates we historically have achieved or at all, even if our key metrics may indicate growth, which could have a material adverse effect on the market price of our Class A common stock.

We have experienced significant growth in the last five years. Future revenues may not grow at these same rates or may decline. Our future growth will depend, in part, on our ability to grow our revenue from existing clients, to complete sales to potential future clients, to expand our client, patient and member bases, to develop new products and services and to expand internationally. We can provide no assurances that we will be successful in executing on these growth strategies or that, even if our key metrics would indicate future growth, we will continue to grow our revenue or to generate net income. Our ability to execute on our existing sales pipeline, create additional sales pipelines, and expand our client base depends on, among other things, the attractiveness of our services relative to those offered by our competitors, our ability to demonstrate the value of our existing and future services, and our ability to attract and retain a sufficient number of qualified sales and marketing leadership and support personnel. In addition, our existing clients may be slower to adopt our services than we currently anticipate, which could adversely affect our results of operations and growth prospects.

Failure to adequately expand our direct sales force will impede our growth.

We believe that our future growth will depend on the continued development of our direct sales force and its ability to obtain new clients and to manage our existing client base. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take six months or longer before a new sales representative is fully trained and productive. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain sufficient numbers of productive direct sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, sales of our services will suffer and our growth will be impeded.

We may be unable to successfully execute on our growth initiatives, business strategies or operating plans.

We are continually executing a number of growth initiatives, strategies and operating plans designed to enhance our business. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve or it may be more costly to do so than we anticipate. A variety of risks could cause us not to realize some or all of the expected benefits. These risks include, among others, delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, increased difficulty and cost in implementing these efforts, including difficulties in complying with new regulatory requirements and the incurrence of other unexpected costs associated with operating the business. Moreover, our continued implementation of these programs may disrupt our operations and performance. As a result, we cannot assure you that we will realize these benefits. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition and results of operations may be materially adversely affected.

We continue to research opportunities to expand our operations in markets outside of the United States. There can be no assurance that these efforts will be successful. We have limited experience in marketing, selling, implementing and supporting our products and services abroad. Expansion of our global sales and operations may require us to divert the efforts of our technical and management personnel and could result in significant expense to us, which could adversely affect our results of operations and growth prospects.

If we fail to manage our growth effectively, our expenses could increase more than expected, our revenue may not increase and we may be unable to implement our business strategy.

We have experienced significant growth in recent periods, which puts strain on our business, operations and employees. For example, we grew from 812 full-time employees as of December 31, 2020 to 1,035 full-time employees as of December 31, 2021 and 1,123 full-time employees as of December 31, 2022. We have also increased our client and consumer bases significantly over the past five years. We anticipate that our operations will continue to rapidly expand. To manage our current and anticipated future growth effectively, we must continue to maintain and enhance our IT infrastructure, financial and accounting systems and controls. We must also attract, train and retain a significant number of qualified sales and marketing personnel, client support personnel, professional services personnel, software engineers, technical personnel and management personnel, and the availability of such personnel, in particular software engineers, may be constrained.

A key aspect to managing our growth is our ability to scale our capabilities, including in response to unexpected shifts in demand for digital care, such as during the COVID-19 pandemic, to implement our solution satisfactorily with respect to both large and demanding clients, who currently constitute the substantial majority of our client base. Large clients often require specific features or functions unique to their consumer base, which, at a time of significant growth or during periods of high demand, may strain our implementation capacity and hinder our ability to successfully implement our solution to our clients in a timely manner. If we are unable to address the needs of our clients or consumers, or our clients or consumers are unsatisfied with the quality of our solution or services, they may not renew their contracts, seek to cancel or terminate their relationship with us or renew on less favorable terms, any of which could cause our annual net dollar retention rate to decrease.

Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, financial losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth is expected to require significant capital expenditures and may divert financial resources from other projects such as the development of new software-based products and services. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue may not increase or may grow more slowly than expected and we may be unable to implement our business strategy. The quality of our services may also suffer, which could negatively affect our reputation and harm our ability to attract and retain clients.

The estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this Annual Report relating to the size and expected growth of the digital care market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

Our quarterly results may fluctuate significantly, which could adversely impact the value of our Class A common stock.

Our quarterly results of operations, including our revenue, net loss and cash flows, has varied and may vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our quarterly results should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, including, without limitation, the following:

- the addition or loss of large clients, including through acquisitions or consolidations of such clients;

- seasonal and other variations in the timing of the sales of our services;

- historically, a significantly higher proportion of our clients' members and patients use our services during peak cold and flu season months, and due to the COVID-19 pandemic, there were other variations in the timing of the sale of our services in the periods of peak COVID cases; the future impact of COVID-19 on seasonality is unknown as there could be additional surges and demand on digital care visits;

- the timing of recognition of revenue, including possible delays in the recognition of revenue due to sometimes unpredictable implementation timelines;

- the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

- our ability to effectively manage the size and composition of our proprietary network of healthcare professionals relative to the level of demand for services from our clients' members and patients;

- the timing and success of introductions of new products and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, clients or strategic partners;

- client renewal rates and the timing and terms of client renewals;

- the mix of products and services sold during a period; and

- the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies.

Most of our revenue in any given quarter is derived from contracts entered into with our clients during previous quarters. Consequently, a decline in new or renewed contracts in any one quarter may not be fully reflected in our revenue for that quarter. Such declines, however, would negatively affect our revenue in future periods and the effect of significant downturns in sales of and market demand for our solution, and potential changes in our rate of renewals or renewal terms, may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our total revenue through additional sales in any period, as revenue from new clients must be recognized over the applicable term of the contract. Accordingly, the effect of changes in the industry impacting our business or changes we experience in our new sales may not be reflected in our short-term results of operations. Any fluctuation in our quarterly results may not accurately reflect the underlying performance of our business and could cause a decline in the trading price of our Class A common stock.

We incur significant upfront costs in our client relationships, and if we are unable to maintain and grow these client relationships over time, we are likely to fail to recover these costs, which could have a material adverse effect on our business, financial condition and results of operations.

Our business model depends heavily on achieving economies of scale because our initial upfront investment is costly and the associated revenue is recognized on a ratable basis. We devote significant resources to establish relationships with our clients and implement our solution and related services. This is particularly so in the case of large enterprises that, to date, have comprised a substantial majority of our client base. Accordingly, our results of operations will depend in substantial part on our ability to deliver a successful experience for clients, as well as their members and patients, and persuade our clients to maintain and grow their relationship with us over time. Additionally, as our business is growing significantly, our client acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs enough to achieve profitability, or if achieved, to maintain it. If we fail to achieve appropriate economies of scale or if we fail to manage or anticipate the evolution and in future periods, demand, of the access fee model, our business, financial condition and results of operations could be materially adversely affected.

Our sales cycle can be long and unpredictable and requires considerable time and expense, which may cause our results of operations to fluctuate.

The sales cycle for our solution from initial contact with a potential lead to contract execution and completion, varies widely by client, ranging from a few months to a year. Some of our clients undertake a significant and prolonged evaluation process, including to determine whether our services meet their unique healthcare needs, which frequently involves evaluation of not only our solution but also an evaluation of those of our competitors, which has in the past resulted in extended sales cycles. Our sales efforts involve educating our clients about the use, technical capabilities and potential benefits of our solution. Moreover, our large enterprise clients often begin to deploy our solution on a limited basis, which increases our upfront investment in the sales effort with no guarantee that these clients will deploy our solution widely enough across their organization to justify our substantial upfront investment. The implementation of large and complex contracts requires us to devote a sufficient amount of personnel, systems, equipment, technology and other resources as are necessary to ensure a timely and successful implementation. It is possible that in the future we may experience even longer sales cycles, more complex client needs, higher upfront sales costs and less predictability in completing some of our sales as we continue to expand our direct sales force, expand into new territories and market additional software-based products and services. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, it could have a material adverse effect on our business, financial condition and results of operations.

We will continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and New York Stock Exchange ("NYSE"), including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and results of operations. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we are incurring significant expenses and devoting substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and we expect to continue to do so. We have hired additional accounting personnel and we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Economic uncertainties or downturns in the general economy or the industries in which our clients operate could disproportionately affect the demand for our solution and negatively impact our results of operations.

General worldwide economic conditions have experienced significant downturns during the last ten years, and market volatility and uncertainty remain widespread, making it potentially very difficult for our clients and us to accurately forecast and plan future business activities. During challenging economic times, our clients may have difficulty gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us and adversely affect our revenue. If that were to occur, our financial results could be harmed. Further, challenging economic conditions may impair the ability of our clients to pay for the software-based products and services they already have purchased from us and, as a result, our write-offs of accounts receivable could increase. We cannot predict the timing, strength or duration of any economic slowdown or recovery. If the condition of the general economy or markets in which we operate worsens, our business could be harmed.

With respect to our international operations, we face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations.

With respect to our international operations, we face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints. Our international products need to meet country-specific client and member preferences as well as country-specific legal requirements, including those related to licensing, privacy, data storage, location, protection and security. We have offices in the United

States, Ireland and Israel and clients in Israel and as a result of the SilverCloud acquisition, throughout Europe and in Australia.

Additionally, certain international geopolitical conflicts, such as between Russia and Ukraine, may create additional risks for our business. For example, we have engineering contractors who are located in Ukraine. The conflict in that region and our exposure to it may heighten many other risks disclosed in our public filings, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, adverse macroeconomic conditions; increased exposure to cyber-attacks; risks to the contractors that we use in the region; constraints or disruption in the capital markets and our sources of liquidity; and a potential inability to service certain contractual obligations if our contractors in the region are otherwise unable to perform.

Our international operations require us to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Our international operations encounter labor laws, customs and employee relationships that can be difficult, less flexible than in our domestic operations and expensive to modify or terminate. In some countries we are required to, or choose to, operate with local business partners, which requires us to manage our partner relationships and may reduce our operational flexibility and ability to quickly respond to business challenges.

Our international operations are subject to particular risks in addition to those faced by our domestic operations, including:

- the need to localize and adapt our solution for specific countries, including translation into foreign languages and associated expenses;

- potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced;

- requirements of foreign laws and other governmental controls, including cross-border compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, healthcare, tax, privacy and data protection laws and regulations;

- data privacy laws that require that client data be stored and processed in a designated territory;

- new and different sources of competition and laws and business practices favoring local competitors;

- local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the U.S. Foreign Corrupt Practices Act of 1977 ("FCPA") and other anti-corruption laws and regulations;

- changes to economic sanctions laws and regulations;

- central bank and other restrictions on our ability to repatriate cash from international subsidiaries;

- adverse tax consequences;

- fluctuations in currency exchange rates, economic instability and inflationary conditions, which could make our solution more expensive or increase our costs of doing business in certain countries;

- limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

- different pricing environments, longer sales cycles and longer accounts receivable payment cycles and collections issues;

- difficulties in staffing, managing and operating our international operations, including difficulties related to administering our stock plans in some foreign countries and increased financial accounting and reporting requirements and complexities;

- difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations; and

- political unrest, war, terrorism or regional natural disasters, particularly in areas in which we have facilities.

Our overall success in international markets depends, in part, on our ability to anticipate and effectively manage these risks and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition and results of operations may be materially adversely affected.

Risks Related to Information Technology

We rely on data center providers, Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties and our own systems for providing services to our clients and consumers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business.

We serve all of our U.S. based clients and consumers from two geographically dispersed data centers. While we control and have access to our servers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our third-party data center locations with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their clients, including us, could adversely affect the experience of our clients and consumers. Our third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Additionally, if our data centers are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our data centers or cause such data centers and systems to fail. Any changes in third-party service levels at our data centers or any disruptions or other performance problems with our solution could adversely affect our reputation and may damage our clients and consumers' stored files or result in lengthy interruptions in our services. Interruptions in our services may reduce our revenue, cause us to issue refunds to clients for prepaid and unused subscriptions, as well as penalties related to service level credits and uptime, subject us to potential liability or adversely affect client renewal rates.

In addition, our ability to deliver our Internet-based services depends on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity and security. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced, including during the period immediately following the beginning of the COVID-19 pandemic, and expect that we may experience in the future, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients and consumers. To operate without interruption, both we and our service providers must guard against:

- damage from fire, power loss, natural disasters and other force majeure events outside our control;
- communications failures;
- software and hardware errors, failures and crashes;
- security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and
- other potential interruptions.

We also rely on computer hardware purchased and software licensed from third parties in order to offer our services. These licenses are generally commercially available on varying terms. However, it is possible that this hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available from third parties, is identified, obtained and integrated.

We exercise limited control over third-party vendors, which increases our vulnerability to problems with technology and information services they provide. Interruptions in our network access and services may in connection with third-party technology and information services reduce our revenue, cause us to issue refunds to clients, subject us to potential liability or adversely affect client renewal rates. Although we maintain a security and privacy damages insurance policy, the coverage under our policies may not be adequate to compensate us for all losses that may occur related to the services provided by our third-party vendors. In addition, we may not be able to continue to obtain adequate insurance coverage at an acceptable cost, if at all.

Our ability to rely on these services of third-party vendors could be impaired as a result of the failure of such providers to comply with applicable laws, regulations and contractual covenants, or as a result of events affecting such providers, such as power loss, telecommunication failures, software or hardware errors, computer viruses, cyber incidents and similar disruptive problems, fire, flood and natural disasters. Any such failure or event could adversely affect our relationships with our clients and damage our reputation. This could materially and adversely impact our business, financial condition and operating results.

If our or our vendors' security measures fail or are breached and unauthorized access to a client's data or information systems is obtained, our services may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed, and we could lose sales and clients.

Our services involve the storage and transmission of clients' and our consumers' proprietary information, sensitive or confidential data, including valuable intellectual property and personal information of employees, clients, consumers and others, as well as the protected health information ("PHI"), of our consumers. We are subject to laws and regulations relating to the collection, use, retention, security and transfer of this information. Because of the extreme sensitivity of the information we store and transmit, the security features of our and our third-party vendors' computer, network, and communications systems infrastructure are critical to the success of our business. A breach or failure of our or our third-party vendors' network, hosted service providers or vendor systems could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, ransomware, cyber-attacks by computer hackers such as denial-of-service and phishing attacks, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. Hackers and data thieves are increasingly sophisticated and operating large-scale and complex automated attacks, including on companies within the healthcare industry. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our or our third-party vendors' security measures fail or are breached, it could result in unauthorized persons accessing sensitive patient or member data (including PHI), a loss of or damage to our data, an inability to access data sources, or process data or provide our services to our clients. Such failures or breaches of our or our third-party vendors' security measures, or our or our third-party vendors' inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect client, patient, member or investor confidence in us, and reduce the demand for our services from existing and potential clients. In addition, we could face litigation, damages for contract breach, monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident. Additionally, we cannot be certain that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Data privacy is also subject to frequently changing laws, rules, regulations and standards in the various jurisdictions in which we operate. Such initiatives around the country could increase the cost of developing, implementing or securing our servers and require us to allocate more resources to improved technologies, adding to our IT and compliance costs. Our Board of Directors is briefed periodically on cybersecurity and risk management issues by our Chief Information Officer and General Counsel and we have implemented a number of processes to avoid cyber threats and to protect privacy. However, the processes we have implemented in connection with such initiatives may be insufficient to prevent or detect improper access to confidential, proprietary or sensitive data, including personal data. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks. Our failure to adhere to, or successfully implement processes in response to, changing legal or regulatory requirements in this area could result in legal liability or damage to our reputation in the marketplace.

Should an attacker gain access to our network, including by way of example, using compromised credentials of an authorized user, we are at risk that the attacker might successfully leverage that access to compromise additional systems and data. Certain measures that could increase the security of our systems, such as data encryption (including data at rest encryption), heightened monitoring and logging, scanning for source code errors or deployment of multi-factor authentication, take significant time and resources to deploy broadly, and such measures may not be deployed in a timely manner or be effective against an attack. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business.

Our information systems must be continually updated, patched and upgraded to protect against known vulnerabilities. The volume of new vulnerabilities has increased markedly, as has the criticality of patches and other remedial measures. The ongoing conflict in Russia and the Ukraine may also result in heightened cybersecurity risk across our networks and platforms. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be continuously addressed. Accordingly, we are at risk that cyber-attackers exploit these known vulnerabilities before they have been addressed. Due to the large number of systems and platforms that we operate, the increased frequency at which vendors are issuing security patches to their products, the need to test patches and, in some cases coordinate with clients and vendors, before they can be deployed, we continuously face the substantial risk that we cannot deploy patches in a timely manner. We are also dependent on third-party vendors to keep their systems patched and secure in order to protect our information systems and data. Any failure related to these activities and any breach of our information systems could result in significant liability and/or have a material adverse effect on our business, reputation and financial condition.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business, financial condition and results of operations.

The Amwell Platform provides our consumers and providers with the ability to, among other things, register for our services; complete, view and edit medical history; request a visit (either scheduled or on demand); and conduct a visit (via video or phone). Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We encounter technical obstacles from time to time, and it is possible that we may discover additional problems that prevent our proprietary applications from operating properly. If our solution does not function reliably or fails to achieve client expectations in terms of performance, clients could assert liability claims against us or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain clients.

Moreover, data services are complex and those we offer have in the past contained, and may in the future develop or contain, undetected defects or errors. Material performance problems, defects or errors in our existing or new software-based products and services may arise in the future and may result from interface of our solution with systems and data that we did not develop and the function of which is outside of our control or undetected in our testing. These defects and errors, and any failure by us to identify and address them, could result in loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential clients from purchasing our solution from us. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition and results of operations.

We made significant investments in the Converge platform in 2022, which investments will continue into 2023. While we expect these investments to provide significant advantage, we cannot assure you that all enhancements will be completed on a timely basis within our budget or achieve our goals. In addition, we and our clients could suffer disruptions which could adversely affect us. Finally, our management could be distracted while working on this implementation, and we could be required to operate multiple versions while we are implementing the upgrade.

If we cannot implement our solution for clients or resolve any technical issues in a timely manner, we may lose clients and our reputation may be harmed.

Our clients utilize a variety of data formats, applications and information systems and our solution must support our clients' data formats and integrate with complex enterprise applications and information systems. If our enterprise software does not currently support a client's required data format or appropriately integrate with a client's applications and information systems, then we must configure our enterprise software to do so, which increases our expenses. Additionally, we do not control our clients' implementation schedules. As a result, if our clients do not allocate the internal resources

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necessary to meet their implementation responsibilities or if we face unanticipated implementation difficulties, the implementation may be delayed. If the client implementation process is not executed successfully or if execution is delayed, we could incur significant costs, clients could become dissatisfied and decide not to increase utilization of our solution or not to implement our solution beyond an initial term commitment or, in some cases, revenue recognition could be delayed. In addition, competitors with more efficient operating models with lower implementation costs could jeopardize our client relationships.

Our clients depend on our support services to resolve any technical issues relating to our solution and services, and we may be unable to respond quickly enough to accommodate short-term increases in member demand for support services, particularly as we increase the size of our client, member and patient bases. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict member demand for technical support services, and if member demand increases significantly, we may be unable to provide satisfactory support services to our consumers. Further, if we are unable to address consumers' needs in a timely fashion or further develop and enhance our solution, or if a client or member is not satisfied with the quality of work performed by us or with the technical support services rendered, then we could incur additional costs to address the situation or be required to issue credits or refunds for amounts related to unused services, and our profitability may be impaired and clients' dissatisfaction with our solution could damage our ability to expand the number of software-based products and services purchased by such clients. These clients may not renew their contracts, seek to terminate their relationship with us or renew on less favorable terms. Moreover, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our reputation or ability to compete for new business with current and prospective clients. If any of these were to occur, our revenue may decline and our business, financial condition and results of operations could be adversely affected.

We may be subject to claims for technology integration problems and warranties.

Our proprietary third party technology solutions, including integration with EHR providers, like Cerner and Epic, or mobile applications utilizing our SDK, are very complex and may contain design, coding or other errors, especially when first introduced. It is possible that providers may discover errors in our software after their introduction to the market. Our software is used not just for telehealth itself but also handling insurance eligibility, medical record access, payment. claims submission, artificial intelligence based chat with patients and training patients on coping with behavioral health issues. Therefore, users of our software are less tolerant of errors than the market for other types of technologies generally. Our client agreements typically include warranties by the Company confirming the operation of our solution in accordance with specifications. If a software solution fails to meet these warranties or leads to faulty clinical decisions or injury to patients, it could constitute a material breach under the client agreement, allowing the client to terminate the agreement and possibly obtain a refund or damages or both; require us to incur additional expense in order to make the solution meet these criteria; or subject us to claims or litigation by our clients or clinicians or directly by the patient. Additionally, such failures could damage our reputation and could negatively affect future sales. Although we maintain liability insurance coverage, there can be no assurance that such coverage will cover any particular claim that has been brought or that may be brought in the future, that such coverage will prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful material claim or series of claims brought against us, if uninsured or under-insured, could materially harm our business, results of operations and financial condition.

Risks Related to Intellectual Property

Any failure to protect, enforce or defend our intellectual property rights could impair our ability to protect our technology and our brand.

Our success depends in part on our ability to maintain, protect and enforce our intellectual property and other proprietary rights. We rely upon a combination of patent, trademark and trade secret laws, as well as license and access agreements and other contractual provisions, to protect our patent portfolio as well as other intellectual property rights. These laws, procedures and agreements provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, diluted or misappropriated.

We attempt to protect our intellectual property and proprietary information by requiring our employees, consultants and certain of our contractors to execute confidentiality and assignment of inventions agreements. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property rights under these agreements may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Additionally, if a competitor lawfully obtains or independently develops the technology we maintain as a trade secret, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

Despite our efforts to protect our trade secrets and proprietary technologies, third parties may gain access to our proprietary information. They may also develop and market solutions similar to ours or use trademarks similar to ours, each of which could materially harm our business. Unauthorized parties may also attempt to copy or obtain and use our technology to develop applications with the same functionality as our solutions, and policing unauthorized use of our technology and intellectual property rights is difficult and may not be effective. The failure to adequately protect our intellectual property and other proprietary rights could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open-source software in connection with our proprietary software and expect to continue to use open-source software in the future. Some open-source licenses require licensors to provide source code to licensees upon request, or prohibit licensors from charging a fee to licensees. While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee we will be successful. Accordingly, we may face claims from others claiming ownership of, or seeking to enforce the license terms applicable to such open-source software, including by demanding release of the open-source software, derivative works or our proprietary source code that was developed or distributed with such software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business and results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer our software or incur additional costs. We cannot assure you that we have not incorporated open-source software into our proprietary software in a manner that may subject our proprietary software to an open-source license that requires disclosure, to clients or the public, of the source code to such proprietary software. Any such disclosure would have a negative effect on our business and the value of our proprietary software.

Third parties may challenge the validity of our patents and trademarks, or oppose our patent and trademark applications. We may not be able to obtain and enforce additional patents to protect our proprietary rights from use by potential competitors. Companies with other patents could require us to stop using or pay to use required technology.

Our commercial success depends in large part on our ability to obtain and maintain intellectual property protection through patents, trademarks, trade secrets and contracts in the United States and other countries with respect to our software and technology. If we do not adequately protect our intellectual property rights, competitors may be able to erode, negate or preempt any competitive advantage we may have, which could harm our business.

We rely on our trademarks, trade name and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand products or services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

We have applied for, and intend to continue to apply for, patents relating to our software and technology. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide adequate protection from competition. Furthermore, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, patents issued to us have been found to be invalid in the past, and it is possible that patents issued or licensed to us may be challenged successfully and found to be invalid or unenforceable in the future. In that event, any competitive advantage that such patents might provide would be lost. If we are unable to secure or to continue to maintain patent coverage, our technology could become subject to competition from the sale of similar competing products.

Competitors may also be able to design around our patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. If these developments were to occur, we could face increased competition. In addition, filing, prosecuting, maintaining, defending and enforcing patents on our software and technology in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States.

From time to time, patents issued or licensed to us relating to our software and technology may be infringed by the products or processes of others. For example, we are aware of third parties that we believe are infringing certain of our owned patents related to our software and technology. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant and the time demands could interfere with our normal operations. Efforts to defend our intellectual property rights could incur significant costs and may or may not be resolved in our favor. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. Regardless of the outcome, the cost and distraction associated with any such enforcement efforts could harm our business.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

In the future, we could become a party to additional, patent litigation and other infringement proceedings. The cost to us of any patent litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our would-be competitors may sustain the costs of such litigation more effectively than we can because of their greater financial resources.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Companies in the Internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and our competitors and other third parties may hold patents or have pending patent applications, which could be related to our business. These risks have been amplified by the increase in third parties, which we refer to as non-practicing entities, whose sole or primary business is to assert such claims. Regardless of the merits of any intellectual property litigation, we may be required to expend significant management time and financial resources on the defense of such claims, and any adverse outcome of any such claim or the above referenced review could have a material adverse effect on our business, financial condition or results of operations. We expect that we may receive in the future notices that claim we or our clients using our solution have misappropriated, misused or otherwise infringed other parties' intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps. Any future, litigation, whether or not successful, could be extremely costly to defend, divert our management's time, attention and resources, damage our reputation and brand and substantially harm our business.

We employ individuals who were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, in most instances, we have agreed to indemnify our clients against certain third-party claims, which may include claims that our solution infringes the intellectual property rights of such third parties. Our business could be adversely affected by any significant disputes between us and our clients as to the applicability or scope of our indemnification obligations to them. The results of any intellectual property litigation to which we may become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease offering or using technologies that incorporate the challenged intellectual property;
- make substantial payments for legal fees, settlement payments or other costs or damages;
- obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or
- redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our clients for such claims, such payments or costs could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Litigation and Liability

We may become subject to medical liability claims, which could cause us to incur significant expenses and may require us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against AMG providers and us. Although we and AMG carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of our and AMG's insurance coverage. Recently, the provision of mental health services virtually has attracted widespread attention, and several other providers have received regulatory and litigation focus for inappropriate prescriptions of psychiatric medication. While we have not received such focus, any future focus on us could increase claims against us. AMG carries professional liability insurance for itself and each of its healthcare professionals, and we separately carry a professional liability insurance policy, which covers medical malpractice claims and covers our existing subsidiaries. In addition, professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to AMG providers or to us in the future at acceptable costs or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and our affiliated medical group from our operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any claims may adversely affect our business or reputation.

We could experience losses or liability not covered by insurance.

Our business exposes us to risks that are inherent in the provision of digital care and access to remote, virtual healthcare. If clients or individuals assert liability claims against us, any ensuing litigation, regardless of outcome, could result in a substantial cost to us, divert management's attention from operations, and decrease market acceptance of our solution. We attempt to limit our liability to clients by contract; however, the limitations of liability set forth in the contracts may not be enforceable or may not otherwise protect us from liability for damages. Additionally, we may be subject to claims that are not explicitly covered by contract. We also maintain general liability coverage; however, this coverage may not continue to be available on acceptable terms, may not be available in sufficient amounts to cover one or more large claims against us, and may include larger self-insured retentions or exclusions for certain products. In addition, the insurer might disclaim coverage as to any future claim. A successful claim not fully covered by our insurance could have a material adverse impact on our liquidity, financial condition, and results of operations.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings, payer audits, investigations, and claims that arise in the ordinary course of business such as claims brought by our clients in connection with commercial disputes or employment claims made by our current or former associates. Litigation and audits may result in substantial costs and may divert management's attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our earnings and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of our stock.

Risks Related to Taxation

Recent changes in U.S. tax laws could adversely affect our operating results and financial condition.

In August 2022, the Inflation Reduction Act (the "IRA") was signed into law, which includes implementation of a new corporate alternative minimum tax (the "CAMT"), among other provisions. The CAMT imposes a minimum tax on the adjusted financial statement income ("AFSI") for "applicable corporations" with average annual AFSI over a three-year period in excess of $1 billion. Although we currently do not believe that we are or are likely to be in the near future subject to the CAMT and thus do not believe that the CAMT will impact our tax results in the near future, there are a number of uncertainties and ambiguities as to the interpretation and application of the CAMT, and it is possible that future growth in our business and AFSI and/or any future guidance with respect to the interpretation and application of the CAMT could result in the CAMT having a material effect on our liability for corporate taxes and our consolidated effective tax rate.

We may not be permitted to file as a consolidated group for U.S. federal income tax and certain state tax purposes.

Under Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code"), we are generally permitted to elect to file a consolidated tax return for U.S. federal income tax purposes with any corporations in which we own at least 80%, by vote and value, of the corporation's outstanding stock (other than preferred stock meeting certain requirements). Filing a consolidated tax return with our subsidiaries as a consolidated group has certain U.S. federal income tax advantages, including permitting the consolidated group to share certain tax attributes such as net operating losses realized by one or more members of the group, the nonrecognition of income on inter-group dividends, and the ability to defer the recognition of gains on certain intercompany transactions. In addition, similar rules apply in certain states, which permit a corporate groups which meet certain requirements to file state income tax returns on a unitary or similar basis. The ownership of a corporation's stock for U.S. federal income tax purposes is generally based on the substance of a transaction, rather than the ownership of legal title, based on a determination as to which entity has the benefits and burdens of the ownership of a corporation's stock.

Because we retain the economic ownership in and control over shares of the PCs, even though we have transferred legal title to the shares of the PCs to Dr. Cynthia Horner and Dr. Carrie Nelson, with respect to the Online Care Group, in order to comply with the laws of the various states in which the PCs were formed and operate, we believe that we are the beneficial owners of the stock of the PCs for U.S. federal and state income tax purposes and thus are entitled to include the PCs in our U.S. federal consolidated income tax return and file a unitary or similar basis in certain states. For further discussion of this structure, see "Item 1. Business—Physicians and Healthcare Professionals." However, there is no case law or other binding administrative guidance that directly addresses our facts, and it is possible that the Internal Revenue Service (the "IRS") or a state taxing authority could take the position that we are not the beneficial owner of the stock of the PCs and thus are not entitled to include the PCs in our U.S. federal consolidated income tax return or state unitary or similar tax return, as applicable. There can be no assurance that the IRS or a state taxing authority will not take this position, or that such position would not be sustained if we were to challenge any such position in an administrative appeal or in a court.

If we were not treated as the beneficial owner of the stock of the PCs, and were not entitled to include the PCs in our U.S. federal consolidated income tax return or a state unitary or similar tax return, this could have a material adverse effect on our cash position, tax liabilities, results of operations and financial condition.

Certain U.S. state and local tax authorities may assert that we have a nexus with such states or localities and may seek to impose state and local income taxes on our income allocated to such state and localities.

We file state and local income tax returns in 45 states and 3 cities. There is a risk that certain state tax authorities where we do not currently file a state income tax return could assert that we are liable for state and local income taxes based upon income or gross receipts allocable to such states or localities. States and localities are becoming increasingly aggressive in asserting nexus for state and local income tax purposes. We could be subject to additional state and local income taxation, including penalties and interest attributable to prior periods, if a state or local tax authority in a state or locality where we do not currently file an income tax return successfully asserts that our activities give rise to nexus for state income tax purposes. Such tax assessments, penalties and interest may adversely affect our cash tax liabilities, results of operations and financial condition.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use or similar taxes for digital care services which could adversely affect our results of operations.

Sales and use and similar tax laws and rates vary greatly from state to state. For 2022 we filed sales and use tax in 46 states. With respect to the remaining states in which we do not collect sales and use or similar taxes, although some of these states consider software-as-a-service to be exempt from sales and use tax or the state does not charge sales and use tax, one or more of the remaining states may assert that we had economic nexus with such state and were required to collect such taxes with respect to past or future services, which could result in tax assessments and penalties and interest. The assertion of such taxes against us for past services, or any requirement that we collect sales taxes on its provision of future services, could have a material adverse effect on our business, cash tax liabilities, results of operations, and financial condition.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs and certain credit and capital loss carryforwards to offset future taxable income. A Section 382 ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of December 31, 2022, we had approximately $772.6 million of federal NOL carryforwards, $34.9 million of tax effected state NOL carryforwards, $1.6 million of federal research and development credit carryforwards. The federal NOL carryforwards for years before 2018 begin to expire in 2026, the state NOL carryforwards began to expire in 2022 and federal research and development credit carryforwards begin to expire in 2027. Federal NOL carryforwards totaling $541.2 million generated in 2018 and after do not expire and can be carried forward indefinitely. Based on our analysis of changes in the ownership of our stock through December 31, 2022, we do not believe that any such changes prior to such date resulted in significant limitations under Section 382 of the Code on our ability to utilize NOL and credit carryforwards generated prior to that date. However, changes in the ownership of our stock after December 31, 2022, some of which are outside of our control, could result in an ownership change under Section 382 of the Code after such date, which could significantly limit our ability to utilize our existing and future NOL and credit carryforwards arising at any time prior to such ownership change. In addition, certain of our NOLs for years before 2019 may be subject to a separate set of limitations applicable to losses from "separate return years," which may limit our ability to use such losses against the income of our consolidated group. We have recorded a full valuation allowance against the deferred tax assets attributable to our NOL and our research and development credit carryforwards.

Risks Related to Strategic Initiatives

We may acquire other companies or technologies, which could divert our management's attention, result in dilution to our stockholders and otherwise disrupt our operations and we may have difficulty integrating any such acquisitions successfully or realizing the anticipated benefits therefrom, any of which could have a material adverse effect on our business, financial condition and results of operations.

We intend to seek to acquire or invest in businesses, software-based products and services or technologies that we believe could complement or expand our solution, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, but not limited to:

- inability to integrate or benefit from acquired technologies or services in a profitable manner;

- unanticipated costs or liabilities associated with the acquisition;

- difficulty integrating the accounting systems, operations and personnel of the acquired business;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the clients of the acquired business onto our enterprise software and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

- diversion of management's attention from other business concerns;

- adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;

- the potential loss of key employees;

- use of resources that are needed in other parts of our business; and

- use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which generally must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. In addition, if an acquired business fails to meet our expectations, our business, financial condition and results of operations may suffer.

We may pursue acquisitions and other strategic transactions to complement or expand our business that may not be successful, and we may lose up to the entire value of our investment in these acquisitions and transactions.

Our future success may depend on opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. To pursue this strategy successfully, we must identify attractive acquisition or investment opportunities and successfully complete transactions, some of which may be large and complex. We may not be able to identify or complete attractive acquisition or investment opportunities due to, among other things, the intense competition for these transactions. If we are not able to identify and complete such acquisition or investment opportunities, our future results of operations and financial condition may be adversely affected.

We may be unable to obtain in the anticipated timeframe, or at all, any regulatory approvals required to complete proposed acquisitions and other strategic transactions. Furthermore, the conditions imposed for obtaining any necessary approvals could delay the completion of such transactions for a significant period of time or prevent them from occurring at all. We may not be able to complete such transactions and such transactions, if executed, pose significant risks and could have a negative effect on our operations. Any transactions that we are able to identify and complete may involve a number of risks, including:

- the diversion of our management's attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture;

- the possible adverse effects on our operating results during the integration process;

- a high degree of risk inherent in these transactions, which could become substantial over time, and higher exposure to significant financial losses if the underlying ventures are not successful;

- our possible inability to achieve the intended objectives of the transaction; and

- the risks associated with complying with regulations applicable to the acquired business, which may cause us to incur substantial expenses.

In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies. In addition, the integration process may strain our financial and managerial controls and reporting systems and procedures.

New acquisitions, joint ventures and other transactions may require the commitment of significant capital that would otherwise be directed to investments in our existing business. To pursue acquisitions and other strategic transactions, we may need to raise additional capital in the future, which may not be available on acceptable terms or at all. In addition to committing capital to complete the acquisitions, substantial capital may be required to operate the acquired businesses following their acquisition. These acquisitions may result in significant financial losses if the intended objectives of the transactions are not achieved.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties that may not result in the development of commercially viable solutions or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to develop products and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or result in significant revenues and could be terminated prior to developing any products. Additionally, we may not own, or may jointly own with a third party, the intellectual property rights in products and other works developed under our collaborations, joint ventures, strategic alliances or partnerships.

Additionally, we may not be in a position to exercise sole decision making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any future collaborators devote to our or their future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

We are currently party to, and may enter into future, in-bound intellectual property license agreements. We may not be able to fully protect the intellectual property rights licensed to us or maintain those licenses. Our licensors may retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. In addition, such licenses may only provide us with non-exclusive rights, which could allow other third parties, including our competitors, to utilize the licensed intellectual property rights. Further, our in-bound license agreements may impose various diligence, commercialization, royalty or other obligations on us. Our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

Risks Related to Government Regulation

Our failure to comply with the anti-corruption, trade compliance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the FCPA in the United States, as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. Where they apply, the FCPA and the U.K. Bribery Act of 2010 (the "UK Bribery Act") prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of the FCPA.

We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we may operate lack a developed legal system and have elevated levels of corruption. Our business also must be conducted in compliance with applicable export controls and trade and economic sanctions laws and regulations, including those of the U.S. government, the governments of other countries in which we will operate or conduct business and various multilateral organizations. Such laws and regulations include, without limitation, those administered and enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. Our provision of services to persons located outside the United States may be subject to certain regulatory prohibitions, restrictions or other requirements, including certain licensing or reporting requirements. Our provision of services outside of the United States exposes us to the risk of violating, or being accused of violating, anti-corruption, exports controls and trade compliance and economic sanctions laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and suspension or debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Though we have implemented an anti-corruption policy as well as formal training and monitoring programs, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.

Our ability to conduct digital care services in a particular jurisdiction is directly dependent upon the applicable laws governing remote care, the practice of medicine and healthcare delivery in general in such location, which are subject to changing political, regulatory and other influences. With respect to digital care services, in the past, state medical boards have established new rules or interpreted existing rules in a manner that has limited or restricted our ability to conduct our business as it was conducted in other states. Some of these actions have resulted in the suspension or modification of our digital care operations in certain states. However, the extent to which a jurisdiction considers particular actions or relationships to comply with the applicable standard of care is subject to change and to evolving interpretations by (in the case of U.S. states) medical boards and state attorneys general, among others, each with broad discretion. Accordingly, we must monitor our compliance with law in every jurisdiction in which we operate, on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Although the COVID-19 pandemic has led to the relaxation of certain Medicare, Medicaid and state licensure restrictions on the delivery of digital care services, it is uncertain how long the relaxed policies will remain in effect, and, there can be no guarantee that once the COVID-19 pandemic is over that such restrictions will not be reinstated or changed in a way that adversely affects our business. However, although many of the executive orders have expired, several states have made permanent changes to their telehealth requirements, which in most cases will result in increased access to telehealth services. Most of the federal waivers have been extended through December 31, 2024, regardless of when the public health emergency ends.

Additionally, it is possible that the laws and rules governing the practice of medicine and the practice of pharmacy, including remote care, in one or more jurisdictions may change in a manner deleterious to our business. For instance, a few states have imposed different, and, in some cases, additional, standards regarding the provision of services via digital care. Some states impose strict standards on using digital care to prescribe certain classes of controlled substances that can be commonly used to treat behavioral health disorders. The unpredictability of this regulatory landscape means that sudden changes in policy regarding standards of care and reimbursement are possible. If a successful legal challenge or an adverse change in the relevant laws were to occur, and we or our affiliated medical group were unable to adapt our business model accordingly, our operations in the affected jurisdictions would be disrupted, which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on our relationships with affiliated professional entities, which we do not own, to provide physician services, and our business would be adversely affected if those relationships were disrupted.

There is a risk that authorities in some jurisdictions may find that our contractual relationships with AMG and AMG's physicians providing digital care violate laws prohibiting the corporate practice of medicine or fee-splitting. These laws generally prohibit the practice of medicine by or sharing of professional fees with lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing the physician's professional judgment. Generally, we are prohibited from exercising control over the medical judgments or decisions of physicians or engaging in certain financial arrangements, such as splitting professional fees with physicians. The extent to which each state considers particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. As such, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis and we cannot guarantee that subsequent interpretation of the corporate practice of medicine laws will not circumscribe our business operations. The enforcement of state corporate practice of medicine doctrines may result in the imposition of penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage physicians from participating in our network of providers.

The corporate practice of medicine prohibition exists in some form, by statute, regulation, board of medicine or attorney general guidance, or case law, in more than 40 states, all of which we operate in, though the broad variation between state application and enforcement of the doctrine makes an exact count difficult. Due to the prevalence of the corporate practice of medicine doctrine, including in the states where we predominantly conduct our business, we provide administrative and management services to entities associated with AMG pursuant to which those entities reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services. We do not own our AMG-affiliated entities. For example, AMG affiliated entities are owned by either Dr. Cynthia Horner, one of AMG's medical providers, who also currently serves as our Medical Director, or Dr. Carrie Nelson, our Chief Medical Officer. We in turn contract with these entities through business support agreements and direct transfer agreements for the provision of health care services and the receipt of fees. For further discussion of this structure, see "Item 1. Business—Physicians and Healthcare Professionals." While we expect that these relationships will continue, we cannot guarantee that they will. A material change in our relationship with AMG, whether resulting from a dispute among the entities, a change in government regulation, or the loss of these affiliations, could impair our ability to provide services to our consumers and could have a material adverse effect on our business, financial condition and results of operations.

In addition, the arrangement in which we have entered to comply with state corporate practice of medicine doctrines could subject us to additional scrutiny by federal and state regulatory bodies regarding federal and state fraud and abuse laws. Any scrutiny, investigation, or litigation with regard to our arrangement with AMG could have a material adverse effect on our business, financial condition and results of operations, particularly if we are unable to restructure our operations and arrangements to comply with applicable laws or we are required to restructure at a significant cost, or if we were subject to penalties or other adverse action.

Evolving government regulations may result in increased costs or adversely affect our results of operations.

In a regulatory climate that is uncertain, our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial monetary and recurring expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations.

We have identified what we believe are the areas of government regulation that, if changed, would be costly to us. These include: rules governing the practice of medicine by physicians; laws relating to licensure requirements for physicians and other licensed health professionals; laws limiting the corporate practice of medicine and professional fee-splitting; laws governing the issuances of prescriptions in an online setting; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees. There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

In the jurisdictions in which we operate, even where we believe we are in compliance with all applicable laws, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. In the event that we must remedy such violations, we may be required to modify our services and products in a manner that undermines our solution's attractiveness to our clients, consumers or providers or experts, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline and our business, financial condition and results of operations could be materially adversely affected.

Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of our products or services from being offered to clients, or their members and patients, which could have a material adverse effect on our business, financial condition and results of operations.

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, financial condition, and results of operations.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal and state governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with AMG and its corresponding relationship with its providers, vendors and clients, our marketing activities and other aspects of our operations. Of particular importance are:

- the federal physician self-referral law, commonly referred to as the Stark Law, that, unless one of the statutory or regulatory exceptions apply, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain "designated health services" if the physician or a member of such physician's immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity, and prohibit the entity from billing Medicare or Medicaid for such designated health services. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $27,750 per claim submitted and exclusion from the federal health care programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the FCA. The statute also provides for a penalty of up to $185,009 for a circumvention scheme;

- the federal Anti-Kickback Statute that prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration for referring an individual, in return for ordering, leasing, purchasing or recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any federal healthcare program, such as Medicare and Medicaid. Remuneration has been interpreted broadly to be anything of value, and could include compensation, discounts, or free marketing services. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $112,131 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines of up to $100,000 and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid;

- the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and their implementing regulations, which we collectively refer to as HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- HIPAA, which also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of PHI;

- the federal False Claims Act that imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly making, or causing to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits;

- the federal Civil Monetary Law prohibits, among other things, the offering or transfer of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

- reassignment of payment rules that prohibit certain types of billing and collection practices in connection with claims payable by the Medicare or Medicaid programs;

- similar state law provisions pertaining to Anti-Kickback, self-referral and false claims issues, some of which may apply to items or services reimbursed by any third party payer, including commercial insurers or services paid out-of-pocket by patients;

- state laws that prohibit general business corporations, such as us, from practicing medicine, controlling physicians' medical decisions or engaging in some practices such as splitting fees with physicians;

- the Federal Trade Commission Act and federal and state consumer protection, advertisement and unfair competition laws, which broadly regulate marketplace activities and activities that could potentially harm consumers;

- laws that regulate debt collection practices as applied to our debt collection practices;

- a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose or refund known overpayments;

- federal and state laws that prohibit providers from billing and receiving payment from Medicare and Medicaid for services unless the services are medically necessary, adequately and accurately documented, and billed using codes that accurately reflect the type and level of services rendered; and

- federal and state laws and policies that require healthcare providers to maintain licensure, certification or accreditation to provide physician and other professional services, to enroll and participate in the Medicare and Medicaid programs, to report certain changes in their operations to the agencies that administer these programs, as well as state insurance laws.

Because of the breadth of these laws and the need to fit certain activities within one of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment, loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

To enforce compliance with the federal laws, the U.S. Department of Justice and the OIG, have continued their scrutiny of healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time- and resource-consuming and can divert management's attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and mandatory minimum penalties of $12,537 to $25,076 per false claim or statement, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' compliance with the healthcare reimbursement rules and fraud and abuse laws.

Our ability to conduct digital care services internationally is subject to the applicable laws governing remote care and the practice of medicine in such location, and the interpretation of these laws is evolving and varies significantly from country to county and are enforced by governmental, judicial and regulatory authorities with broad discretion. We cannot be certain that our interpretation of such laws and regulations are correct in how we structure our operations, our arrangements with physicians, services agreements and client arrangements.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory or accreditation authorities will not result in a determination that could adversely affect our operations.

Our use and disclosure of personally identifiable information, including PHI, personal data, and other health information, is subject to state, federal and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, member and patient bases and revenue.

The privacy and security of personally identifiable information ("PII") stored, maintained, received or transmitted electronically is a major issue in the United States and abroad. While we strive to comply with all applicable privacy and security laws and regulations, as well as our own posted privacy policies, legal standards for privacy, including but not limited to "unfairness" and "deception," as enforced by the FTC and state attorneys general, continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose clients, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the activities of various government agencies and in the number of private privacy-related lawsuits filed against companies. Any allegations about our practices with regard to the collection, use, disclosure, or security of personally identifiable information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business.

For example, we send short message service, or SMS, text messages to potential end users who are eligible to use our service through certain clients and partners. While we obtain consent from or on behalf of these individuals to send text messages, federal or state regulatory authorities or private litigants may claim that the notices and disclosures we provide, form of consents we obtain or our SMS texting practices, are not adequate. These SMS texting campaigns are potential sources of risk for class action lawsuits and liability for our company. Numerous class-actions suits under federal and state laws have been filed in the past year against companies who conduct SMS texting programs, with many resulting in multi-million-dollar settlements to the plaintiffs. Any future such litigation against us could be costly and time-consuming to defend.

We also publish statements to our clients and clients that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders

Numerous foreign, federal and state laws and regulations govern collection, dissemination, use and confidentiality of personally identifiable health information, including (i) state privacy and confidentiality laws (including state laws requiring disclosure of breaches); (ii) HIPAA; and (iii) European and other foreign data protection laws.

HIPAA establishes a set of basic national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, which includes us. We are considered a business associate under HIPAA; AMG is considered a covered entity.

HIPAA requires healthcare entities like us to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims.

Violations of HIPAA may result in significant civil and criminal penalties. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Any such penalties or lawsuits could harm our business, financial condition, results of operations and prospects.

In addition, HIPAA mandates that the Secretary of the U.S. Department of Health and Human Services ("HHS") conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made "without unreasonable delay and in no case later than 60 calendar days after discovery of the breach." If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

Further, the U.S. federal government and various states and governmental agencies have adopted or are considering adopting various laws, regulations, rules and standards regarding the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information. For example, California implemented the California Confidentiality of Medical Information Act, that imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. These laws and regulations are not necessarily preempted by HIPAA, particularly if a state affords greater protection to individuals than HIPAA. Where state laws are more protective, we have to comply with the stricter provisions. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California has also implemented the California Consumer Privacy Act, as amended by the California Privacy Rights Act ("CPRA" and collectively, "CCPA"), which increases privacy rights for California residents and imposes obligations on companies that process their personal information. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Further, the CPRA imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. The CPRA also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions of the CPRA went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required.

There are many other state-based data privacy and security laws and regulations, including laws that share similarities with the CCPA, with at least four such laws (in Virginia, Colorado, Connecticut and Utah) having taken effect, or scheduled to take effect in 2023, that may impact our business. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects and could restrict the way services involving data are offered, all of which may adversely affect our results of operations. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI or PII, along with increased client demands for enhanced data security infrastructure, could greatly increase our cost of providing our services, decrease demand for our services, reduce our revenue and/or subject us to additional liabilities.

There are numerous foreign laws, regulations, rules, standards and directives regarding privacy and the collection, storage, transmission, use, processing, disclosure and protection of PII and other personal or client data, the scope of which is continually evolving and subject to differing interpretations. If we provide digital care services outside the United States, we must comply with such laws, regulations and directives and we may be subject to significant consequences, including penalties and fines, for our failure to comply. For example, the European Union ("EU") has enacted the General Data Protection Regulation ("GDPR") for controllers and processors of personal data. The GDPR imposes stringent data protection requirements and provides for severe penalties for breach, which could be imposed directly in connection with European operations. Failure to comply with the requirements of GDPR and the applicable national data protection laws of the EU and European Economic Area ("EEA") member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. To comply with the GDPR we may be required to put in place additional mechanisms ensuring compliance. European data protection law also imposes strict rules on the transfer of personal data out of the EEA to the United States; for example, in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could affect our ability to efficiently process personal data from the EEA. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. Moreover, following the United Kingdom's ("UK") withdrawal from the EU, and the expiry of the transition period, we have to comply with the GDPR and separately the GDPR as implemented in the UK, each regime having the ability to fine up to the greater of €20 million (£17.5 million) or 4% of global turnover. The EU and the UK each recognize the other territory as adequate under data protection law. However, the future relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, e.g. how data transfers between EU member states and the UK will be treated following proposed UK reforms. The UK GDPR will not automatically incorporate changes made to the GDPR going forward (which would need to be specifically incorporated by the United Kingdom government). Moreover, the United Kingdom government has publicly announced plans to reform the UK GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which creates a risk of divergent parallel regimes and related uncertainty. These changes may lead to additional compliance costs and could increase our overall risk. Furthermore, any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state, or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, a loss of client confidence, damage to our brand and reputation, and a loss of clients, any of which could have an adverse effect on our business.

Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. For example, because of increasing concerns about health information privacy, through guidance documents, some government agencies are taking a newly expansive view of the scope of information subject to the laws and regulations that they enforce. Federal, state and foreign enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Any such investigations, prosecutions, convictions or settlements could result in significant financial penalties, damage to our brand and reputation, and a loss of clients, any of which could have an adverse effect on our business.

State, federal and foreign privacy and security laws and regulations are constantly evolving and our failure to comply with such changes could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base, patient and members bases and revenue.

Various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with clients. For example, some countries have adopted laws mandating that PII regarding clients in their country be maintained solely in their country. Having to maintain local data centers and redesign product, service and business operations to limit PII processing to within individual countries could increase our operating costs significantly.

In addition, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of our users' content, or regarding the manner in which the express or implied consent of users for the collection, use, retention or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or develop new services and features. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

Because of the extreme sensitivity of the PII and PHI we store and transmit, the security features of our enterprise software are very important. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive client and member data, including PHI. As a result, our reputation could be severely damaged, adversely affecting client and member confidence. Consumers may curtail their use of or stop using our services or our client base could decrease, which would cause our business to suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients or other business partners in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We outsource important aspects of the storage and transmission of client and member information, and thus rely on third parties to manage functions that have material cyber-security risks. We attempt to address these risks by requiring outsourcing subcontractors who handle client and member information to sign agreements contractually requiring those subcontractors to adequately safeguard PII and PHI to the same extent that applies to us and in some cases by requiring such outsourcing subcontractors to undergo third-party security examinations. In addition, we periodically hire third-party security experts to assess and test our security posture. However, we cannot assure you that these contractual measures and other safeguards will adequately protect us from the risks associated with the storage and transmission of client and consumers' proprietary and protected health information.

Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cyber-attack attributed to our vendors as they relate to the information we share with them. In addition, because we do not control our vendors and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect confidential, proprietary, or sensitive data, including personal data. We are at risk of a cyber-attack involving a vendor or other third party, which could result in a breakdown of such third party's data protection processes or the cyber-attackers gaining access to our information systems or data through the third party. Regardless of whether an actual or perceived cyber-attack is attributable to us or our vendors, such an incident could, among other things, result in improper disclosure of information, harm our reputation and brand, reduce the demand for our products and services, lead to loss of client confidence in the effectiveness of our security measures, disrupt normal business operations or result in our systems or products and services being unavailable. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, divert the attention of management from the operation of our business and cause us to incur significant costs, any of which could affect our financial condition, operating results and our reputation. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our Class A common stock. In addition, our remediation efforts may not be successful and any failure related to these activities could result in significant liability and/or have a material adverse effect on our business, reputation and financial condition.

Risks Related to Ownership of Our Class A Common Stock

The multiple class structure of our common stock and the ownership of Class B common stock by our Founders will have the effect of concentrating voting control with our Founders for the foreseeable future, which will limit or preclude your ability to influence corporate matters.

For so long as any shares of our Class B common stock remain outstanding, our Founders will at all times hold at least 51% of the voting power of the voting stock of the Company. As a result, our Founders, as the holders of Class B common stock, collectively will continue to control a majority of the total combined voting power of our outstanding common stock and therefore be able to control all matters submitted to our stockholders for approval, including elections for directors, mergers or acquisitions, asset sales and other significant transactions, so long as the Class B common stock remain outstanding. Even in the event that one of our Founders converts all or a portion of his shares of Class B common stock into shares of Class A common stock, the Class B common stock held by one or both or our Founders outstanding after such conversion would still be entitled to 51% of the voting power of the voting stock of the Company for so long as any Class B shares remain outstanding, subject to the conditions in our amended and restated certificate of incorporation, while the Founder who converted his shares into shares of Class A common stock, together with the Class C shares in the case of votes other than for directors, would dilute the relative voting power of existing holders of Class A common stock as his Class A common stock would be entitled to a pro rata portion of the 49% vote to which the Class A common shares, together with the Class C shares in the case of votes other than for directors, are entitled. In this circumstance, the Founders would be entitled to more than 51% of the voting power of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future. For example, our Founders will be able to control the amendments of our amended and restated certificate of incorporation or by-laws, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans and approval of any merger or sale of assets for the foreseeable future. This control may materially adversely affect the market price of our Class A common stock.

Additionally, the Founders, the holders of our Class B common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or which may not be aligned with your interests. The holders of our Class B common stock will also be entitled to a separate vote in the event we seek to amend our amended and restated certificate of incorporation in a manner that adversely affects the holders of our Class B common stock.

Finally, as noted above, any conversion of existing shares of Class B or Class C common stock would dilute the relative voting power of all holders of shares of Class A common stock. As of December 31, 2022, the Company had 32,945,952 shares of Class A common stock reserved for issuance upon conversion of Class B and Class C common stock. To the extent that the holders of Class B or Class C common stock convert their shares, your proportional vote out of the 49% vote to which the Class A shares (together with the Class C shares, in the case of votes other than for directors) are entitled while shares of Class B common stock remain outstanding will be diluted.

Our multiple class structure may depress the trading price or liquidity of our Class A common stock.

Our multiple class structure may result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of dual or multiple class structures. As a result, the multiple class structure of our common stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock. The difference in the voting rights of our Class A, Class B and Class C common stock could harm the value of our Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the right of holders of our Class B common stock to hold at all times 51% of our voting power. The existence of multiple classes of common stock could also result in less liquidity for our Class A common stock than if there were only one class of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated by-laws and Delaware law could discourage, delay or prevent a change of control of our company and may affect the trading price of our Class A common stock.

Our amended and restated certificate of incorporation and our amended and restated by-laws include a number of provisions that may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our amended and restated certificate of incorporation and amended and restated by-laws collectively:

- authorize three classes of common stock with disparate voting power, the Class A common stock that is listed on the NYSE, the Class B common stock that provide the holders thereof with the ability to control the outcome of matters requiring stockholder approval, even though such holders own significantly less than a majority of the shares of our outstanding Class A, Class B and Class C common stock, and the Class C common stock that do not have a vote on director elections;

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to prevent a takeover attempt;

- authorize the classification of our Board of Directors into separate classes of directors to be elected on a staggered basis;

- prohibit stockholders from calling special meetings of stockholders;

- prohibit stockholder action by written consent, thereby requiring all actions to be taken at a duly called meeting of the stockholders;

- require the approval of holders of at least 75% of the total combined voting power of the outstanding shares of our common stock to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation; and

- provide for notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our Class A common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if the provisions are viewed as discouraging takeover attempts in the future.

Our amended and restated certificate of incorporation and amended and restated by-laws may also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions, as well as the significant voting power that our Founders hold, could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. These provisions may facilitate management and board entrenchment that may delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

We are a "controlled company" within the meaning of NYSE rules and, as a result, we qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our Founders hold 51% of the total combined voting power of our outstanding common stock. Accordingly, we qualify as a "controlled company" within the meaning of NYSE corporate governance standards. Under NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance standards, including:

- the requirement that a majority of the members of our board of directors be independent directors; and

- the requirement that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors.

We do not currently rely on these exemptions. However, we could elect to rely on them in the future. Consequently, you will not have the same protections afforded to stockholders of companies that are subject to all of NYSE corporate governance rules and requirements. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in a state court located within the state of Delaware (or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. The foregoing provision does not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction

Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds either exclusive forum provision contained in our amended and restated certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

The price of our Class A common stock has been and may continue to be volatile and fluctuate substantially.

Our stock price has been volatile in the past and may continue to be volatile in the future. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our Class A common stock may be influenced by many factors, including, but not limited to:

- the success of competitive products or technologies;

- developments related to our existing or any future collaborations;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning our intellectual property or other proprietary rights;

- the recruitment or departure of key personnel;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in the structure of healthcare payment systems;

- general economic, industry and market conditions; and

- the other factors described in this "Risk Factors" section.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. As of February 10, 2023, we had outstanding 244,647,353 shares of Class A common stock, 27,390,397 shares of Class B common stock and 5,555,555 shares of Class C common stock. Moreover, certain stockholders have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We have also registered all shares of Class A common stock that we may issue under our equity compensation plans, which can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates.

If securities or industry analysts do not continue to publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation will be your sole source of gain, if any.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive office is located in Boston, Massachusetts and is a LEED certified building. We also have an office in Ramat Gan, Israel and Dublin, Ireland. We are subleasing offices acquired in acquisitions in Seattle, Washington, and Woodland Hills, California. All of our office locations are leased. We also maintain hardware inventory in facilities based in San Diego, California.

We have instituted a remote work policy which has allowed us to reduce our office footprint, including approximately 50% of our corporate headquarters footprint, reducing the climate impact associated with our team members' commuting. We will continue to assess the need for space taking into consideration the change in workplace dynamic driven by the COVID-19 pandemic. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion.

Item 3. Legal Proceedings.

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A common stock is listed on the NYSE under the symbol "AMWL" and began trading on September 17, 2020.

Holders

On February 10, 2023, there were 213 stockholders of record of our Class A common stock, two stockholders of record of our Class B common stock and one stockholder of record of our Class C common stock. The actual number of holders of our Class A common stock is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record present here also do not include stockholders whose shares may be held in trust by other entities.

Dividends

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying cash dividends on our capital stock in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

The information required hereunder will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Recent Sales of Unregistered Securities

There were no sales of unregistered equity securities during the quarter ended December 31, 2022.

Purchase of Equity Securities

The Company had no purchases of its common stock for any month during the fourth quarter of the fiscal year covered by this report.

Performance Graph

The following performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of American Well Corporation under the Securities Act or the Exchange Act.

The following graph compares the cumulative total stockholder return on our Class A common stock with the comparable cumulative return of the Russell 2000 composite index and S&P 500 Health Care Services index. The graph assumes that $100 was invested in our Class A common stock and in each index on September 17, 2020, the date our Class A common stock began trading on the NYSE. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our Class A common stock.



Fiscal year ended December 31

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. In addition to historical consolidated financial information, the following discussion and analysis and information contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in "Special Note Regarding Forward-Looking Statements" and "Item 1A. Risk Factors."

Overview

Amwell is a leading enterprise software company enabling digital delivery of care for healthcare's key stakeholders. We empower health providers, payers and innovators to achieve their digital ambitions, enabling a hybrid model of in-person, virtual and automated care. We provide our clients with the core technology and services necessary to successfully develop and distribute digital care programs that meet their strategic, operational, financial and clinical objectives under their own brands. Our enterprise software connects care across in-person, virtual and automated modalities and provides an open, scalable infrastructure that can grow alongside our clients. We bring technology and services that deliver new models of care, strategic partnerships, consistent execution, and better outcomes. As of December 31, 2022, we powered the digital care programs of more than 55 health plans, which collectively represent more than 90 million covered lives, as well as approximately 140 of the nation's largest health systems, representing more than 2,000 hospitals. Since inception, we have powered more than 20.9 million virtual care visits for our clients, including more than 6.5 million in the year ended December 31, 2022.

Our Business Model

We sell our enterprise software on a subscription basis, which with our modular platform architecture allows our clients to introduce innovative digital care use cases over time, expanding our subscription revenue opportunity. To support the enterprise software, we offer professional services on a fee-for-service basis and a range of patient and provider Carepoint devices and software that support hospital and home use cases and access to AMG, our affiliated medical group that provides clinical services on a fee-for-service basis. The combination of the enterprise software, services and Carepoint hardware allows our clients to deploy digital care solutions across their full enterprise, deepening their relationships with existing and new patients and members through improved care access and coordination, cost and quality. Our contracts are typically three years in length but may be longer for our largest strategic client partners.

Key Metrics and Factors Affecting Our Performance

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe the following metrics are useful in evaluating our business:

Health Systems:

	Years Ended December 31,		
	2022	**2021**	**2020**
Average Number of Health System Clients	153	154	149
Total Health System Subscription Revenue	$ 61.2 million	$ 54.7 million	$ 49.8 million
Average Annual Contract Value	$ 401 thousand	$ 356 thousand	$ 334 thousand

Health System: A health system is an Amwell Platform client whose primary business case is the delivery of care by its providers. A typical health system client has many hospitals within its system. The average number of health system clients is calculated by averaging the number of such clients under contract at the beginning and end of each fiscal year.

Health System Subscription Revenue: Health System subscription revenue consists of all Platform-related fees for a health system, including subscription licenses, fees related to software modules, and overage charges, and primarily represents the fee to access the Amwell Platform over the contractual period. Subscription revenue may include immaterial amounts from non-health system clients whose business model acts similarly to those clients.

Average Annual Contract Value: Average annual contract value is defined as total health system subscription revenue for the fiscal period divided by average number of health system clients.

Health Plans:

	Years Ended December 31,		
	2022	**2021**	**2020**
Average Number of Health Plan Clients	57	58	57
Total Health Plan Subscription Revenue	$ 48.7 million	$ 41.9 million	$ 34.9 million
Average Annual Contract Value	$ 862 thousand	$ 723 thousand	$ 612 thousand

Health Plan: A health plan is an Amwell Platform client whose primary business case is managing the healthcare financial risk of its membership. The average number of health plan clients is calculated by averaging the number of such clients under contract at the beginning and end of each fiscal year.

Health Plan Subscription Revenue: Health Plan subscription revenue consists of all Platform-related fees for a health plan, including subscription licenses, per member/per month charges and fees related to clinical programs, and primarily represents the fee to access the Amwell Platform over the contractual period. Subscription revenue may include immaterial amounts from non-health plan clients whose business model acts similarly to those clients.

Average Annual Contract Value: Annual contract value is defined as total health plan subscription revenue for the fiscal period divided by average number of health plan clients.

We believe our future growth, success and performance are dependent on many factors, including those set forth below. While these factors present significant opportunities for us, they also represent the challenges that we must successfully address in order to grow our business and improve our results of operations.

Digital Care Utilization

Digital care utilization is a key driver of our business. A client's overall utilization of its digital care platform provides an important measure of the value they derive. Digital care utilization drives our business in three important ways. First, to the extent a client succeeds with its digital care program and sees good usage, they are more likely to renew and potentially expand their contract with us. Second, our health systems agreements typically include a certain number of visits conducted by their own providers annually and provide that as certain volume thresholds are exceeded, its annual license fees will rise to reflect this growing value. Third, to the extent that clients utilize provider services from AMG, Amwell derives revenue from clinical fees. We expect that our future revenues will be driven by the growing adoption of digital care and our ability to maintain and grow market share within that market.

COVID-19 dramatically accelerated digital care adoption seen in both overall volumes and embracement of delivering higher acuity care in a virtual medium. Peak COVID-19 pandemic visit growth reflected several factors. Many patients needed assessment for respiratory or other COVID-19-like symptoms and sought to be assessed for possible referral to hospital or testing facilities. In addition, many patients, especially those with health vulnerabilities, sought to avoid going into brick-and mortar-facilities – and indeed our health systems' clients preferred wherever possible to treat patients remotely at home for non-COVID-19 related ongoing healthcare needs. Finally, we saw significant expansion of reimbursement for digital care during the COVID-19 crisis, which made digital care more affordable for many people.

We continue to experience these levels of digital care adoption and usage of our enterprise software and products. In the year ended December 31, 2021, our clients completed a total of 5.9 million visits on the Amwell Platform, while in the year ended December 31, 2022, 6.5 million visits were completed. Visits in 2020 were driven by the height of the COVID-19 pandemic while visits in 2021 and 2022 were driven by expanded utilization of the Amwell Platform evident by a larger number of clients' own providers using the Amwell Platform. AMG providers accounted for 25% of total visits performed on the Amwell Platform during the years ended December 31, 2022 and 2021, respectively. We demonstrated that virtual care goes beyond urgent care pandemic needs through the increase in scheduled visits. Scheduled visits increased from 4.2 million to 4.6 million during the years end December 31, 2021 and December 31, 2022, respectively.

Visits:

	Years Ended December 31,		
	2022	**2021**	**2020**
Overall Visits	6,465,000	5,885,000	5,875,000
AMG Visits	1,640,000	1,480,000	1,595,000
Total Visit Revenue	$ 124.3 million	$ 116.6 million	$ 117.2 million
Revenue per Visit	$ 76	$ 79	$ 73

(1)   In the year ended December 31, 2022, we revised our methodology of how we count visits in our Amwell Psychiatric Care business which is part of our AMG visits. This change resulted in an adjustment to the number of visits reported as of December 31, 2021, the numbers included in the table above reflect the current methodology.

AMG Visit: An AMG visit is a case completed by our AMG affiliate providers and visit revenue reflects fee-for-service revenue to AMG for the visit.

Active Providers

An important indicator of the value of our Amwell Platform to our clients is the number of non-AMG providers that are active on the Amwell Platform. As we noted in Item 1A. Risk Factors we may make adjustments to our historical Active Provider metrics with revisions to our methodology for calculating this number in the future. We define "Active Providers" as providers that have delivered a visit on the Amwell Platform at least once in the last 12 months. Active Providers demonstrate the prevalence of digital care within our clients in both home and hospital environments. We believe Active Providers is a measure of our success in delivering on our mission of enabling access to care. We expect that the number of Active Providers will increase over time as a result of several factors:

- the number of modules and use cases deployed within health systems

- the adoption of digital care by providers across the spectrum of care

- the expansion of modules and programs through acquisitions, including Conversa and SilverCloud

- the number of programs offered through health plans

- the continued improvement in the regulatory environment for digital care, including reimbursement for digital care services

- the ongoing consumerization of healthcare

We continue to experience growth in core Active Providers in the current year, in which approximately 11,000 active providers were added to the Amwell Platform all coming from our Health System and Health Plan clients.

Total Active Providers:

	Years Ended December 31,		
	2022	**2021**[1]	**2020**
AMG	3,500	3,500	4,000
Client Providers	103,500	92,500	68,000
Total Active Providers	107,000	96,000	72,000

(1)   In the year ended December 31, 2022, we revised our methodology of calculating Active Providers as part of our efforts to account for unique providers who conduct visits on multiple platforms and products. This change resulted in an adjustment to the number of active providers reported as of December 31, 2021, the numbers included in the table above reflect the current methodology.

- *AMG*: providers from our affiliated Amwell Medical Group

- *Client Providers*: our Health Plan and Health System client's own providers (non-AMG providers) that are active on the Amwell Platform

- *Active Providers*: providers that have delivered a visit on the Amwell Platform at least once in the last 12 months

Invest in Growth

We expect to continue to focus on long-term revenue growth through investments in technology development and sales and marketing efforts. In addition, we believe additional investments in platform modules and clinical programs will allow us to continue to penetrate our products and services further into our existing client relationships. Accordingly, in the short term we expect these activities to increase our net losses, but in the long term, we anticipate that these investments will positively impact our results of operations.

Acquisitions

We have expanded and intend to continue to expand our enterprise software through research and development as well as the pursuit of selective acquisitions. We have completed multiple acquisitions since our inception, which we believe have expanded the channels that we serve and our distribution capabilities as well as broadening our service offering. Our acquisitions of SilverCloud and Conversa add proven longitudinal care and behavioral healthcare capabilities to our digital care enablement platform. SilverCloud is a leading digital mental health platform. Conversa is a leader in automated virtual healthcare. Acquisition costs and integration costs are an additional one-time cost incurred as part of the acquisitions and investment in the future growth of the business.

Seasonality

Visit volumes typically follow the annual flu season, rising during quarter four and quarter one and falling in the summer months. COVID-19 has altered these historical trends as we may see spikes other times in the year with new variant outbreaks. The future impact of COVID-19 on seasonality is unknown as there could be additional surges and demand on virtual care visits. While we sell to and implement our solutions to clients year-round, we experience some seasonality in terms of when we enter into agreements with our clients and when we launch our solutions to members.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management uses to assess our operating performance. Because adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.

We calculate adjusted EBITDA as net loss adjusted to exclude (i) interest income and other income, net, (ii) tax benefit and expense, (iii) depreciation and amortization, (iv) stock-based compensation expense, (v) initial public offering expenses, (vi) acquisition-related expenses and (vii) other items affecting our results that we do not view as representative of our ongoing operations, including direct and incremental expenses associated with the COVID-19 pandemic. We had no such other items during the years ended December 31, 2022, 2021 and 2020.

The following table presents a reconciliation of adjusted EBITDA from the most comparable GAAP measure, net loss, for each of the years ended December 31, 2022, 2021 and 2020:

| (in thousands) | Years Ended December 31, | | |
	2022	2021	2020
Net loss	$ (272,072)	$ (176,782)	$ (228,626)
Add:			
Depreciation and amortization	26,153	16,089	10,153
Interest and other income, net	(6,123)	(120)	(1,632)
(Expense) benefit from income taxes	64	(5,376)	639
Stock-based compensation	69,144	43,809	118,358
Public offering expenses[2]	—	1,223	2,039
Acquisition-related (income) expenses	—	7,289	(48)
Noncash expenses and contingent consideration adjustments[3]	12,153	(10,987)	—
Capitalized software development costs	(10,155)	—	—
COVID-19-related expenses[1]	—	—	6,076
Litigation expense[4]	5,575	2,182	352
Adjusted EBITDA	$ (175,261)	$ (122,673)	$ (92,689)

(1)   COVID-19-related expenses include non-recurring provider bonus payments, emergency hosting licensing fees and non-medical provider temporary labor costs related to on-boarding non-AMG providers incurred in response to the initial outbreak of the COVID-19 virus as Amwell attempted to scale quickly to meet unusually high patient and non-AMG provider demand.

(2)   Public offering expenses include non-recurring expenses incurred in relation to our initial public offering for the year ended December 31, 2020, and our secondary offering for the year ended December 31, 2021.

(3)   Noncash expenses and contingent consideration adjustments include, noncash compensation costs incurred by selling shareholders and adjustments made to the contingent consideration.

(4)   Litigation expense relates to legal costs related to the Teladoc litigation which was dismissed pursuant to a confidential settlement between the parties in 2022.

Some of the limitations of adjusted EBITDA include (i) adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures. Our public offering and acquisition-related expenses, including legal, accounting and other professional expenses, reflect cash expenditures and we expect such expenditures to recur from time to time. Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate adjusted EBITDA in the same manner as we calculate the measure, limiting its usefulness as a comparative measure. In evaluating adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. Adjusted EBITDA should not be considered as an alternative to loss before benefit from income taxes, net loss, earnings per share, or any other performance measures derived in accordance with U.S. GAAP. When evaluating our performance, you should consider adjusted EBITDA alongside other financial performance measures, including our net loss and other GAAP results.

Components of Results of Operations

Revenue

The Company has demonstrated continued revenue growth as a direct result increasing acceptance of digital care, our penetration of the market, and the successful launch of new or expanded products that enable broadened applications of settings for care delivered virtually. Revenue performance is reflective of the strong foundation that has been built, focused around health plans, health systems, our provider network and a consistently increasing visit base.

We generate revenues from the use of our enterprise software in the form of recurring subscription fees for use of our enterprise software, and related services and Carepoint sales. We also generate revenue from the performance of AMG patient visits.

Cost of Revenues, Excluding Amortization of Intangible Assets

Cost of revenue primarily consists of hosting fees paid to our hosting providers, costs incurred in connection with our professional services, technical and hosting support, and costs for running our affiliated provider network operations team. These costs primarily include employee-related expenses (including salaries, bonuses, benefits, stock-based compensation and travel).

Cost of revenues are primarily driven by the size of our provider network and the hosting and technical support required to service our Platform clients. Our business models are designed to be scalable and to leverage fixed costs to generate higher revenues. While we currently expect increased investments to support accelerated growth, we also expect increased efficiencies and economies of scale. Our quarterly cost of revenues as a percentage of revenues is expected to fluctuate from period to period depending on the interplay of these aforementioned factors.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses.

Research and Development Expenses

Research and development expenses include personnel and related expenses for software and hardware engineering, information technology infrastructure, security and compliance and product development (inclusive of stock-based compensation for our research and development employees). Research and development expenses also include the periodic outsourcing of similar functions to third party specialists. Due to the quarantine and isolation strategies employed by governmental authorities, health systems and health plans to deal with the COVID-19 pandemic, a significant portion of healthcare was forced to be delivered virtually. Our health plan and health system clients believe that overall utilization of telemedicine and care delivered virtually will continue to increase during and after the COVID-19 crisis. By partnering with our clients during the crisis, we understand the increased volume and additional types of care they intend to deliver virtually on our enterprise software. We originally expected this increase in volume, evolution and advancement of telemedicine usage to occur over the next few years but we have now adjusted our research and development strategies to match the views of our client partners, thus accelerating the expansion of our enterprise software volume capacity and the development of additional functionality through new programs and modules. We have also expanded the use of offshore resources to provide more efficient rates which are designed to offset the increased research and development spend. While we have recognized an increase in the research and development expense throughout the current year, the corresponding future revenue growth is expected to result in lower expenses as a percentage of revenue. This increased spend represents an investment in a more scalable and economically beneficial solution that will properly position the Company to benefit in the long term. We believe the increase in spend is temporary and we expect to see a gradual decline during 2023.

Our research and development expenses may also fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our research and development expenses. We are accelerating our multiyear technology investment to accommodate the anticipated significant growth in market demand for increasingly broad and sophisticated digital care enablement infrastructure following COVID-19.

Sales and Marketing Expenses

Sales expenses consist primarily of employee-related expenses, including salaries, benefits, commissions, travel and stock-based compensation costs for our employees engaged in commercial activities. We will continue to invest appropriately in sales expenses as we look to grow with new prospects and expand the business of our existing clients. We will continue to elevate the skills and impact of our sales personnel and related account management teams as we look to provide a differentiated and enhanced client experience to our growing client base as well as identifying new strategic market opportunities.

Marketing expenses consist primarily of personnel and related expenses (inclusive of stock-based compensation) for our marketing staff that primarily support the sales organization and client engagement. Marketing costs also include third-party independent research, digital marketing campaigns, participation in trade shows, brand messaging, public relations costs, and the costs of communication materials that are produced to generate awareness and utilization of the Amwell Platform among our clients and their users.

Our sales and marketing expenses will fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our advertising and marketing expenses.

General and Administrative Expenses

General and administrative expenses include personnel and related expenses, and professional fees incurred by finance, legal, human resources, information technology, our executives, and executive administration staff. They also include stock-based compensation for employees in these departments and expenses related to auditing, consulting, legal, and corporate insurance.

We expect our general and administrative expenses to increase for the foreseeable future associated with continuing to grow our business. However, we expect our general and administrative expenses to decrease as a percentage of our total revenue over the next several years. Our general and administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our general and administrative expenses.

Depreciation and Amortization Expense

Depreciation and amortization expense includes the amortization of intangible assets and depreciation related to our fixed assets. Amortization of intangible assets consists of the amortization of acquisition-related intangible assets, which are customer relationships, contractor relationships, technology and trade names.

Interest Income and Other Income (Expense), Net

The balance of interest income and other income (expense), net, consists predominantly of interest income on our money-market and short-term investments. We did not incur material interest expenses in the period as there were no outstanding debts or notes payables.

Provision for (Benefit from) Income Taxes

The income tax provision and benefit were primarily due to state and foreign income tax expense, and benefit related to release of the valuation allowance as a result of our acquisitions.

Deferred tax assets are reduced by a valuation allowance to the extent management believes it is not more likely than not to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management makes estimates and judgments about future taxable income based on assumptions that are consistent with our plans and estimates.

Consolidated Results of Operations

The following table sets forth our summarized consolidated statement of operations data for the years ended December 31, 2022, 2021 and 2020 and the dollar and percentage change between the respective periods:

| | Years Ended December 31, | | | | | | |
| | | | | Fiscal Year 2022 to Fiscal Year 2021 | | Fiscal Year 2021 to Fiscal Year 2020 | |
(in thousands)	2022	2021	2020	Change	%	Change	%
Revenue	$ 277,190	$ 252,789	$ 245,265	$ 24,401	10%	$ 7,524	3%
Costs and operating expenses:							
Costs of revenue, excluding depreciation and amortization of intangible assets	160,422	148,474	156,790	11,948	8%	(8,316)	(5)%
Research and development	138,487	106,594	84,412	31,893	30%	22,182	26%
Sales and marketing	81,628	66,154	55,095	15,474	23%	11,059	20%
General and administrative	146,353	94,624	166,246	51,729	55%	(71,622)	(43)%
Depreciation and amortization expense	26,153	16,089	10,153	10,064	63%	5,936	58%
Total costs and operating expenses	553,043	431,935	472,696	121,108	28%	(40,761)	(9)%
Loss from operations	(275,853)	(179,146)	(227,431)	(96,707)	54%	48,285	(21)%
Interest income and other income (expense), net	6,123	120	1,632	6,003	5,003%	(1,512)	(93)%
Loss before benefit (expense) from income taxes and loss from equity method investment	(269,730)	(179,026)	(225,799)	(90,704)	51%	46,773	(21)%
(Expense) benefit from income taxes	(64)	5,376	(639)	(5,440)	(101)%	6,015	(941)%
Loss from equity method investment	(2,278)	(3,132)	(2,188)	854	(27)%	(944)	N/A
Net loss	(272,072)	(176,782)	(228,626)	(95,290)	54%	51,844	(23)%
Net loss attributable to non-controlling interest	(1,643)	(448)	(4,194)	(1,195)	267%	3,746	(89)%
Net loss attributable to American Well Corporation	$ (270,429)	$ (176,334)	$ (224,432)	$ (94,095)	53%	$ 48,098	(21)%

Revenue

For the year ended December 31, 2022, the increase in revenue from the prior period was substantially driven by an increase in subscription revenue. While our aggregated number of health systems clients has declined this has not resulted in a revenue decline as we have retained our more significant clients and these clients have expanded their use of our enterprise software. Subscription revenue increased by $12.7 million, or 12% driven by expanded use of our enterprise software by existing clients through increased number of members they provided access to the enterprise software, increased number of programs, increased modules and increased volume of care delivered on our enterprise software by our clients' own providers. Visit revenue earned from AMG patient visits increased by $7.7 million. The increase was primarily due to increased visit volume in urgent care believed to be driven by the impact of seasonal viruses as well as the Omicron variants, as well as visit volume from new clients. Other revenue increased by $4.0 million due to increased professional service revenue for new clients.

For the year ended December 31, 2021, the increase in revenue from the prior period was substantially driven by an increase in subscription revenue. Subscription revenue increased by $9.9 million, or 10% as a result of new clients subscribing to the Amwell Platform and existing clients expanding their use of the Amwell Platform through increasing the number of members they provided access to the Amwell Platform, increased number of programs, increased modules and increased volume of care delivered on our Platform by our clients' own providers. Visit revenue earned from AMG patient visits decreased by $0.6 million The decrease was primarily driven by reduced visit volume versus the height of the COVID-19 pandemic experienced in the second quarter of 2020, but was slightly offset by the overall increased utilization of telemedicine as a part of now normal delivery of healthcare and the rise of visit volume attributable to the Covid variants in the fourth quarter of 2021. For the year ended December 31, 2021, the increase in revenue was partially offset by the decrease of services and Carepoints revenue. Services and Carepoints were significant in 2020 as clients spent heavily to meet the initial requirements of providing care during the COVID-19 pandemic.

Costs of Revenue, Excluding Depreciation and Amortization of Intangible Assets

For the year ended December 31, 2022, the increase in cost of revenue was primarily due to an increase of $4.0 million in consulting costs and $3.0 million related to employee-related costs due to increased headcount. There was also an increase in provider costs of $4.1 million due to increased visits.

For the year ended December 31, 2021, the decrease in cost of revenue was primarily due to a decrease of $5.6 million in provider related costs due to technology and process efficiencies realized in our AMG visit processes as well as lower visit volume. The Company also experienced a $4.6 million decrease in hardware costs due to lower hardware unit sales volume. The decrease was offset by an increase of $1.4 million related to the cost of marketing services.

Research and Development Expenses

For the year ended December 31, 2022, the increase in research and development expense was primarily driven by an increase of $14.6 million in consulting services primarily for the Converge platform (an additional $10.2 million was capitalized as software development costs). There was also a $12.2 million increase in employee-related costs (inclusive of stock compensation expense) due to increased headcount. There was also an increase in non-cash compensation of $2.8 million primarily related the acceleration of the bonus escrow award for the SilverCloud acquisition.

For the year ended December 31, 2021, the increase in research and development was primarily driven by an increase of $14.1 million in employee-related costs (inclusive of stock compensation expense). The increase in research and development expense was further driven by a $7.9 million increase in consulting services primarily driven by increased spend in the first half of the year related to the Converge platform.

The Company has initiated a focused effort to invest in the area of research and development, primarily on the hiring of highly technically skilled resources to execute on our growth strategy with the development of the Converge platform functionality. The increase in the research and development is expected to gradually decline in future periods. The corresponding growth and revenue from this investment is expected to result in a lower expense as a percentage of revenue.

Total research and development employee headcount increased to 358 on December 31, 2022, as compared to 347 on December 31, 2021 and 289 on December 31, 2020.

Sales and Marketing Expenses

For the year ended December 31, 2022, the increase in sales and marketing expense primarily consisted of $7.6 million in employee-related costs (inclusive of commissions and stock compensation expense) due to increased headcount. Consulting expense increased $2.3 million mainly related to marketing campaigns and services for system integration. There was also an increase of $1.8 million related to meals and travel and $1.4 million related to conferences and company meetings that did not occur in the prior year. There was also an increase in non-cash compensation of $1.8 million primarily related the acceleration of the bonus escrow award for the SilverCloud acquisition.

For the year ended December 31, 2021, the increase primarily consisted of $7.5 million in employee-related costs (inclusive of commissions and stock compensation expense). Marketing expenses during the year ended December 31, 2021 also included an increase of $1.6 million related to third-party contractor usage for marketing campaign fulfillment and $1.8 million related to tradeshows and marketing promotional items.

Total sales and marketing employee headcount increased to 291 on December 31, 2022, as compared to 249 on December 31, 2021 and 185 on December 31, 2020.

General and Administrative Expenses

For the year ended December 31, 2022, the increase in general and administrative expense was driven by an increase related to employee-related costs (inclusive of $23.2 million of stock compensation expense) of approximately $33.5 million, due to additional equity awards granted in 2022 and headcount increase. There was an increase of $2.8 million in system costs to enhance administrative processing. In addition, there was an increase in contingent consideration adjustments recorded of $14.7 million related to the Conversa and SilverCloud revenue earnouts and an increase in non-cash compensation of $3.8 million primarily related the acceleration of the bonus escrow award for the SilverCloud acquisition.

There was also a decrease of $5.9 million in consulting costs as there were no acquisitions in the current year and two acquisitions in the prior year.

For the year ended December 31, 2021, the decrease in general and administrative expense was driven by a decrease in stock-based compensation expense of $81.5 million predominantly related to awards granted to the co-CEOs related to our IPO in 2020. The decrease was also driven by the fair value adjustment to the contingent consideration of $13.7 million. The decrease was offset by increases related to employee-related costs (excluding stock compensation expense) of approximately $2.8 million, $5.9 million increase in insurance costs for our directors and officers, $4.7 million in consulting costs largely related to the Acquisitions and $5.4 million in increased legal costs largely related to the Teladoc litigation and the Acquisitions. The decrease in general and administrative expenses was further offset by a $4.0 million increase in system costs to enhance administrative processing.

General and administrative expenses, excluding the increase in stock-based compensation, are expected to remain relatively flat in future periods as we have now recognized the impact of the regulatory and compliance costs associated with being a publicly traded company and scaled the Company to meet these complexities and requirements.

Total general and administrative employee headcount increased to 248 on December 31, 2022, as compared to 221 on December 31, 2021 and 159 on December 31, 2020.

Depreciation and Amortization Expense

Depreciation expense remained consistent for the year ended December 31, 2022. Amortization expense increased by $10.7 million for the year ended December 31, 2022. The increase in amortization was related to a full year of amortization related to the intangible assets acquired in the Acquisitions.

Depreciation expense remained consistent for the year ended December 31, 2021. Amortization expense increased by $5.9 million for the year ended December 31, 2021. The increase in amortization was related to the intangible assets acquired in the Acquisitions.

Interest Income and Other Income (Expense), net

For the year ended December 31, 2022, interest income and other expenses consist primarily of interest income and gains from our cash equivalents and short-term investments, the increase in interest income is due to the increase in the investments held during the year (investments matured just prior to December 31, 2022).

For the year ended December 31, 2021, interest income and other expenses consist primarily of interest income and gains from our cash equivalents and short-term investments, the decline in interest income is due to the decline in the investments held during the year.

Benefit (Expense) from Income Taxes

Income tax expense was $0.1 million for the year ended December 31, 2022, compared to income tax benefit of $5.4 million for the year ended December 31, 2021. The decrease in the benefit is primarily due to the fact we released part of the valuation allowance in the prior year in the U.S. due to the Acquisitions the Company continues to be in a net loss position and have minimal tax expense.

Income tax benefit was $5.4 million for the year ended December 31, 2021, compared to income tax expense of $0.6 million for the year ended December 31, 2020. The increase in the benefit is primarily due to a $5.8 million release of the valuation allowance in the U.S. due to the Acquisitions.

Loss from Equity Method Investment

The Company and Cleveland Clinic partnered to form a joint venture, under the name CCAW, JV LLC, to provide broad access to comprehensive and high acuity care services via digital care. The Company does not have a controlling financial interest in CCAW, JV LLC, but it does have the ability to exercise significant influence over the operating and financial policies of CCAW, JV LLC. Therefore, the Company accounts for its investments in CCAW, JV LLC using the equity method of accounting.

During the years ended December 31, 2022 and 2021, the Company recognized a loss of $2.3 million and $3.1 million as its proportionate share of the joint venture results of operations, respectively.

Liquidity and Capital Resources

The following table presents a summary of our cash flow activity for the periods set forth below:

| | Years December 31, | | |
	2022	2021	2020
Consolidated Statements of Cash Flows Data:			
Net cash used in operating activities	$ (192,323)	$ (141,537)	$ (112,464)
Net cash used in investing activities	(11,630)	(59,633)	(66,757)
Net cash (used in) provided by financing activities	(3,612)	5,754	983,116
Total	$ (207,565)	$ (195,416)	$ 803,895

Sources of Financing

Our principal sources of liquidity were cash, cash equivalents and short-term investments totaling $538.5 million as of December 31, 2022, which were held for a variety of growth initiatives and investments as well as working capital purposes. Our cash, cash equivalents and short-term investments are comprised of money market funds and marketable securities including U.S. Treasury bills.

In September 2020, we completed our initial public offering, or IPO, and issued and sold 45,681,499 shares of Class A common stock at an offering price of $18.00 per share, including 4,459,277 shares of Class A common stock pursuant to the exercise in full of the underwriters' option to purchase additional shares. We received net proceeds of $767.6 million, after deducting underwriting discounts and commissions of $49.3 million and estimated deferred offering costs of approximately $4.9 million. In conjunction with the IPO we closed on the Google LLC private placement and issued 5,555,555 shares of Class C common stock for proceeds of $99.1 million, net of offering costs of $0.9 million.

Prior to our IPO, the Company funded its operations primarily through private placements of its convertible preferred stock as well as through revenues generated through client contracts.

As shown in the accompanying consolidated financial statements, the Company incurred a loss from operations of $275.9 million and a net loss of $272.1 million for year ended December 31, 2022 and had an accumulated deficit of $1,082.0 million as of December 31, 2022.

The Company has no debt as of December 31, 2022 and expects to generate operating losses in future years.

We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months from the issuance date of the financial statements. Our future capital requirements will depend on many factors including our growth rate, contract renewal activity, number of consultations on our enterprise software, the timing and extent of spending to support product development efforts, our expansion of sales and marketing activities, the introduction of new and enhanced services offerings, and the continuing market acceptance of digital care services. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations would be adversely affected.

Cash Used in Operating Activities

For the year ended December 31, 2022, cash used in operating activities was $192.3 million. The primary driver of this use of cash was our net loss of $272.1 million. The net loss for the year was reflective of the investments made back into the Company (from both a personnel and technology perspective), partially offset by the overall growth of our business from expanded use of our enterprise software by existing clients through increased number of members they provided access to the enterprise software, increased number of programs, increased modules and increased volume of care delivered on our enterprise software by our clients' own providers. The net loss was partially offset by non-cash expenses of $107.8 million (primarily stock-based compensation of $67.7 million and depreciation and amortization of $26.2 million).

For the year ended December 31, 2021, cash used in operating activities was $141.5 million. The primary driver of this use of cash was our net loss of $176.8 million. The net loss for the year was reflective of the investments made back into the Company (from both a personnel and technology perspective), partially offset by the overall growth of our business including an increase in new clients and expansion of business with existing clients. The net loss was partially offset by non-cash expenses of $63.0 million (primarily stock-based compensation of $43.8 million and depreciation and amortization of $16.1 million).

For the year ended December 31, 2020, cash used in operating activities was $112.5 million. The primary driver of this use of cash was our net loss of $228.6 million. The net loss for the year was reflective of the investments made back into the Company (from both a personnel and technology perspective), partially offset by the overall growth of our business including an increase in new clients and expansion of business with existing clients. The net loss was partially offset by non-cash expenses of $134.6 million (primarily stock-based compensation of $118.4 million and depreciation and amortization of $10.2 million).

Cash Used in Investing Activities

Cash used in investing activities was $11.6 million for the year ended December 31, 2022. Cash used in investing activities consisted of a $2.0 million investment in the CCAW, JV LLC joint venture with Cleveland Clinic, $10.2 million of capitalized software development costs, $0.3 million in the purchases of property and equipment, and purchases of investments of $499.2 million offset by $500.0 million in proceeds from maturities of investments.

Cash used in investing activities was $59.6 million for the year ended December 31, 2021. Cash used in investing activities consisted of $156.5 million in acquisitions of businesses, a $2.5 million investment in the CCAW, JV LLC joint venture with Cleveland Clinic and $0.6 million in the purchases of property and equipment offset by $100.0 million in proceeds from maturities of investments.

Cash used in investing activities was $66.8 million for the year ended December 31, 2020. Cash used in investing activities consisted of $159.6 million in purchases of investments, partially offset by $99.1 million in proceeds from maturities of investments. Further, cash used in investing activities included a $2.9 million investment in the CCAW, JV LLC joint venture with Cleveland Clinic and $3.3 million in the purchases of property and equipment.

Cash (Used in) Provided by Financing Activities

Cash used in financing activities for the year ended December 31, 2022, was $3.6 million. Cash used in financing activities consisted of the payment of the Conversa integration earnout of $11.8 million, partially offset by $8.2 million of proceeds from the exercise of employee stock options and employee stock purchase plan.

Cash provided by financing activities for the year ended December 31, 2021, was $5.8 million. Cash provided by financing activities consisted of $20.8 million of proceeds from the exercise of employee stock options. These proceeds were offset by cash payments primarily for the purchase of treasury stock of $15.0 million.

Cash provided by financing activities for the year ended December 31, 2020, was $983.1 million. Cash provided by financing activities consisted of $146.0 million of cash proceeds from our issuance of Series C Convertible Preferred Stock, net of issuance costs, $772.9 million of cash proceeds from our IPO, net of underwriting commissions and $99.1 million cash proceeds from the issuance of Class C common stock to Google, LLC in a private placement offering. These proceeds were offset by cash payments for the purchase of treasury stock of $37.6 million.

Indebtedness & Lines of Credit

In January 2011, the Company entered into a credit agreement (the "Line of Credit") with a financial institution that provides for maximum borrowings in one or more advances of an amount up to $5.0 million. Borrowings under the Line of Credit accrue interest at the London Interbank Offered Rate plus 1.25%. Borrowings are repayable immediately upon demand by the financial institution. In November 2017, the Line of Credit was amended to increase the maximum borrowings to $7.0 million. The Line of Credit arrangement expired during the year ended December 31, 2021.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2022:

	Total		Less than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
					Payment Due by Period				
Operating Leases	$	15,223	$	3,203	$	7,477	$	4,543	$ —
Purchase Obligations	$	19,083		7,583		11,500		—	—
Total	$	34,306	$	10,786	$	18,977	$	4,543	$ —

Our existing office and hosting facilities lease agreements provide us with the option to renew and generally provide for rental payments on a graduated basis. Our future operating lease obligations would change if we entered into additional operating lease agreements as we expand our operations and if we exercised the office and hosting facilities lease options. The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are therefore not exposed to the financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company's consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company's operating environment evolves.

Changes in estimates are made when circumstances warrant. Such changes in estimates are reflected in the reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, business combinations, goodwill and intangible assets and stock-based compensation.

We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates. See Note 2 to our consolidated financial statements appearing at the end of this Annual Report for a description of our other significant accounting policies.

Revenue Recognition

The Company generates revenue from contracts with clients who purchase access to the Company's enterprise software which includes access to the Company's network of medical professionals. The Company also provides implementation and post go-live professional services for its enterprise software.

Access to the enterprise software, includes the ability for clients to access the AMG network of medical professionals, as well as, in certain cases, support and maintenance and other professional services. The typical contract term is three years. Most of the Company's contracts are non-cancelable over the contractual term. Clients typically have the right to terminate their contracts for cause if the Company fails to perform in accordance with the contractual terms.

For clients who purchase access to the enterprise software, the Company hosts a dedicated instance of the enterprise software, white-labeled under the client's own name, branding, and with customized workflows and operating choices. Certain implementation services are required in order for the client to drive its intended benefit. These implementation services generally span several months and are not performed by another entity.

We recognize revenue from contracts with clients using the five-step method described in Note 2 in our consolidated financial statements. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same client if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation.

In general, we satisfy the majority of our performance obligations over time as we transfer the promised services to our clients. We review the contract terms and conditions to evaluate the timing and amount of revenue recognition; the related contract balances; and our remaining performance obligations. These evaluations require significant judgment around the proper identification of performance obligations, which could affect the timing and amount of revenue recognized.

Deferred revenues consist of the unearned portion of billed fees for our enterprise software access fees and related services, which is subsequently recognized as revenue in accordance with our revenue recognition policy. The Company estimates the amount of revenue it expects to recognize during the twelve-month period following the financial statement date which is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill. Transaction costs related to business combinations are expensed as incurred.

Determining the fair value of assets acquired and liabilities assumed and the allocation of the purchase price requires management to use significant judgment and estimates, especially with respect to intangible assets. Critical estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, estimates of future revenue and cash flows, expected long-term market growth, future expected operating expenses, costs of capital and appropriate discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could last up to one year after the transaction date, all adjustments are recorded in the consolidated statements of operations and comprehensive loss.

Goodwill and Intangible Assets

Amortization of acquired intangible assets is the result of historical acquisitions. As a result of these transactions, contractor and customer relationships, acquired technology, and trade name were identified as intangible assets, and are amortized over their estimated useful lives.

We recognize the excess of the purchase price over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized but is tested for impairment annually on November 30 or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. These events include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization, as indicated by the Company's publicly quoted share price, below our net book value. Our goodwill impairment tests are performed at the enterprise level given our single reporting unit.

When testing goodwill for impairment, we have the option of first performing a qualitative assessment to determine whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass the qualitative assessment, or if a qualitative assessment indicates it is more likely than not that carrying value exceeds its fair value, we perform a quantitative goodwill impairment test. Under the quantitative goodwill impairment test, if our reporting unit's carrying amount exceeds its fair value, we will record an impairment charge based on that difference. A charge is reported as impairment of goodwill in the consolidated statements of operations and comprehensive loss. As of November 30, 2022 there was no impairment of goodwill as the fair value of our reporting unit exceeded our carrying value by approximately 10%. Volatility of the stock price could cause a further decline in the Company's market capitalization, based upon the Company's publicly quoted share price, below the Company's carrying or book value. If this decline in our share price is sustained, it would require further testing of our goodwill in our next reporting period and it may result in an impairment of our goodwill.

Stock-Based Compensation

We measure all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We generally issue stock options, restricted stock units ("RSU's") and performance-based market condition share awards ("PSU's") to employees. Stock options and RSUs only have service-based vesting conditions and the Company records the expense for these awards using the straight-line method. Stock option awards and restricted stock units issued to the co-CEOs prior to the IPO or as a result of the IPO ("IPO RSUs") were expensed when granted as the requisite future service of the awards is not substantive for accounting purposes. PSUs have multiple tranches each with certain market capitalization milestones and service-based vesting conditions and the Company records the expense for these awards over the estimated life of each tranche

We estimate the fair value of each stock option grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. The assumptions and estimates are as follows:

- *Fair Value of Class A Common Stock*—The absence of an active market for our common stock prior to our IPO required us to estimate the fair value of our common stock. See "—Common Stock Valuations" below.

- *Expected Term*—The expected term represents the period that the stock-based awards are expected to be outstanding. We determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options. For stock options granted to non-employees, the expected term equals the remaining contractual term of the option from the vesting date.

- *Expected Volatility*—As we had no trading history for our common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry that are either similar in size, stage, or financial leverage, over a period equivalent to the expected term of the awards.

- *Risk-Free Interest Rate*—The risk-free interest rate is calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that are commensurate with the expected term.

- *Dividend Yield*—The dividend yield assumption is zero, as we have no history of, or plans to make, dividend payments.

The restricted stock units issued to the co-CEOs as a result of the IPO had the fair value estimated using a binomial lattice approach. The main inputs to valuing the IPO RSUs include the fair value of Class A common stock ($9.96 post-split), expected volatility (60%) and the expected date of the IPO (September 30, 2020).

The fair value of the PSUs is estimated using a Monte-Carlo valuation simulation. Similar to stock options, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Common Stock Valuations

Prior to the completion of our IPO, the fair value of the common stock underlying our stock awards was determined by our board of directors. The valuations of our common stock prior to the completion of our IPO were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

- contemporaneous valuations performed by third-party valuation firms;

- the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

- the prices of convertible preferred stock sold by us to third-party investors in arms-length transactions;

- the lack of marketability of our common stock;

- our actual operating and financial performance;

- current business conditions and projections;

- our stage of development;

- the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

- recent secondary stock transactions;

- the market performance of comparable publicly-traded companies; and

- U.S. market conditions.

Following our IPO, we rely on the closing price of our Class A common stock as reported on the date of grant to determine the fair value of our Class A common stock, as shares of our Class A common stock are traded in the public market.

Recently Issued and Adopted Accounting Pronouncements

Refer to Note 2 of our consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $538.5 million, $746.4 million, and $941.6 million as of December 31, 2022, 2021 and 2020, respectively. The Company also held investments totaling $100.0 million as of December 31, 2020 These amounts were primarily invested in money markets and U.S. Treasury bills. As of December 31, 2022 and December 31, 2021the Company held no investments. The cash and cash equivalents are held for a variety of growth and investments as well as working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes. All our investments are denominated in U.S. dollars.

We do not believe that an increase or decrease of 100 basis points in interest rates would have a material effect on our business, financial condition or results of operations. However, our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Interest rates have risen and may continue to rise in 2023. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

Fluctuations in the value of our money market funds caused by a change in interest rates (gains or losses on the carrying value) are recorded in other income and are realized only if we sell the underlying securities.

Foreign Currency Exchange Risk

To date, a substantial majority of our revenue from client arrangements has been denominated in U.S. dollars. We have limited operations outside the United States. As of December 31, 2022 the Company has one foreign subsidiary in Israel, the functional currency of that subsidiary is the U.S. dollar. In addition the Company has three foreign subsidiaries from the acquisition of SilverCloud, with functional currencies of the Euro, British pound and Australian dollars. The Company also has a branch with a functional currency of the New Israeli Shekel. The transactional activity for these entities in the years ended December 31, 2021 and 2022 was not considered significant. Accordingly, we believe we do not have a material exposure to foreign currency risk. As our international operations expand it will increase our exposure to foreign currency exchange risk in the future.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two years. However, the U.S. economy has experienced and is continuing to experience high rates of inflation, and such inflation risk may continue in 2023. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are appended to this Annual Report on Form 10-K, which financial statements are incorporated by reference in response to this Item 8. An index of those financial statements is found in "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officers and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officers and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our principal executive officers and principal financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework* (2013). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item 11 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 will be included in our Definitive Proxy Statement to be filed with the SEC with respect to our 2023 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules.

(1) *Consolidated Financial Statements.* For a list of the financial statements included herein, see Index to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K, incorporated into this Item by reference.

(2) *Consolidated Financial Statement Schedules.* Financial statement schedules have been omitted because they are either not required or not applicable or the information is included in the consolidated financial statements or the notes thereto.

(3) *Exhibits*. The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description	Incorporation by Reference			
		Form	File Number	Exhibit Number	Filing Date
2.1	First Amendment to Agreement and Plan of Merger and Reorganization by and among American Well Corporation, Apollo Subsidiary Corporation, Apollo Subsidiary LLC, Avizia, Inc., dated June 13, 2018	S-1	333-248309	2.2	August 24, 2020
3.1	Amended and Restated Certificate of Incorporation	S-1	333-248309	3.1	August 24, 2020
3.2	By-Laws	S-1	333-248309	3.2	August 24, 2020
4.1	Form of Common Stock Certificate	S-1	333-248309	4.1	August 24, 2020
4.2	Second Amended and Restated Investors' Rights Agreement, dated October 8, 2010	S-1	333-248309	4.2	August 24, 2020
4.3	Amendment No. 1 to Second Amended and Restated Investors' Rights Agreement, dated November 1, 2016	S-1	333-248309	4.3	August 24, 2020
4.4	Amendment No. 2 to Second Amended and Restated Investors' Rights Agreement, dated May 29, 2018	S-1	333-248309	4.4	August 24, 2020
4.5	Amendment No. 3 to Second Amended and Restated Investors' Rights Agreement, dated September 5, 2019	S-1	333-248309	4.5	August 24, 2020
4.6	Amendment No. 5 and Joinder to Second Amended and Restated Investors' Rights Agreement, dated September 21, 2020	8-K	001-39515	10.1	September 22, 2020
4.7	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	001-39515	4.7	March 26, 2021
4.9#†	Agreement and Plan of Merger by and among American Well Corporation, SilverCloud Health Holdings, Inc., Shannon Merger Subsidiary Inc, Shannon Merger Sister Subsidiary, LLC, and Fortis Advisors LLC, as the Securityholder Representative Named Herein, dated as of July 28, 2021	S-3ASR	333-260157	4.9	October 8, 2021
4.10#†	Agreement and Plan of Merger by and among American Well Corporation, Conversa Health, Inc., Copernicus Merger Subsidiary Inc, Copernicus Merger Sister Subsidiary, LLC, and Fortis Advisors LLC, as the Securityholder Representative Named Herein, dated as of July 27, 2021	S-3ASR	333-260157	4.10	October 8, 2021

4.11	Amendment 1 to Agreement and Plan of Merger by and among American Well Corporation, Conversa Health, Inc., Copernicus Merger Subsidiary Inc, Copernicus Merger Sister Subsidiary LLC, and Fortis Advisors LLC, as the Security Representative Named Herein, dated as of July 27, 2021	10-Q	001-39515	4.1	May 10, 2022
4.12	Amendment No 1 to the Agreement and Plan of Merger by and among Parent, the Company, Shannon Merger Subsidiary, Inc., Shannon Merger Sister Subsidiary, LLC, and the Fortis Advisors, LLC, as the Security Representative, dated July 28, 2021.	10-Q	001-39515	4.2	August 5, 2022
4.13†*	Amendment No 2 to the Agreement and Plan of Merger by and among Parent, the Company, Shannon Merger Subsidiary, Inc., Shannon merger Sister Subsidiary, LLC, and the Fortis Advisors, LLC, as the Security Representative, dated July 28, 2021				
10.1#	Amended and Restated 2006 Employee, Director and Consultant Stock Pan, as amended	S-1	333-248309	10.1	August 24, 2020
10.2#	2020 Equity Incentive Plan	S-1	333-248309	10.5	August 24, 2020
10.3†	Master Services Agreement, dated January 1, 2023, by and among American Well Corporation and Elevance Health, Inc.	8-K	001-39515	10.1	December 1, 2022
10.4†	Statement of Work, dated as of November 28, 2022, by and between American Well Corporation and Elevance Health, Inc.	8-K	001-39515	10.2	December 1, 2022
10.5†	Provider Agreement, dated as of November 28, 2022, by and between Blue Cross of California doing business as Anthem Blue Cross and Online Care Group, P.C.	8-K	001-39515	10.3	December 1, 2022
10.6†	Provider Agreement, dated as of November 28, 2022, by and among Rocky Mountain Hospital and Medical Service, Inc., doing business as Anthem Blue Cross and Blue Shield and HMO Colorado, Inc. doing business as HMO Colorado, Anthem Health Plans, Inc. doing business as Anthem Blue Cross and Blue Shield, Anthem Insurance Companies, Inc. and Blue Cross Blue Shield Healthcare Plan of Georgia, Inc. d/b/a Anthem Blue Cross and Blue Shield, Anthem Insurance Companies, Inc. doing business as Anthem Blue Cross and Blue Shield, Anthem Health Plans of Kentucky, Inc. d/b/a Anthem Blue Cross and Blue Shield, Anthem Health Plans of Maine, Inc. doing business as Anthem Blue Cross and Blue Shield, RightCHOICE Managed Care, Inc., Anthem Health Plans of New Hampshire, Inc. doing business as Anthem Blue Cross and Blue Shield and Matthew Thornton Health Plan, Inc., Rocky Mountain Hospital and Medical Service, Inc. doing business as Anthem Blue Cross and Blue Shield and HMO Colorado, Inc. doing business as HMO Nevada, Empire Health Choice HMO, Inc. (d/b/a Empire BlueCross BlueShield HMO or Empire Blue Cross HMO) and Empire Health Choice Assurance, Inc. (d/b/a Empire BlueCross BlueShield or Empire Blue Cross), Community Insurance Company doing business as Anthem Blue Cross and Blue Shield, Anthem Health Plans of Virginia, Inc. doing business as Anthem	8-K	001-39515	10.4	December 1, 2022

	Blue Cross and Blue Shield, Blue Cross Blue Shield of Wisconsin doing business as Anthem Blue Cross and Blue Shield and Online Care Group, P.C.				
10.7	Joint Venture Formation and Limited Liability Company Investment Agreement National Telehealth Network, LLC, dated December 20, 2012, between SellCore, Inc. and American Well Corporation	S-1	333-248309	10.11	August 24, 2020
10.8	Amendment No. 1 to the Joint Venture Formation and Limited Liability Company Investment Agreement National Telehealth Network, LLC, dated January 1, 2016, between SellCore, Inc. and American Well Corporation	S-1	333-248309	10.12	August 24, 2020
10.9	Form of Indemnification Agreement	S-1	333-248309	10.19	August 24, 2020
10.10#	Employment Agreement between American Well Corporation and Ido Schoenberg, dated June 18, 2020	S-1	333-248309	10.20	August 24, 2020
10.11#	Employment Agreement between American Well Corporation and Roy Schoenberg, dated June 18, 2020	S-1	333-248309	10.21	August 24, 2020
10.12#	Offer Letter for Keith W. Anderson, dated August 8, 2018	S-1	333-248309	10.22	August 24, 2020
10.13#	2020 Employee Stock Purchase Plan	S-1	333-248309	10.23	August 24, 2020
10.14#	Restricted Stock Unit Agreement between American Well Corporation and Ido Schoenberg, dated June 18, 2020	S-1	333-248309	10.24	August 24, 2020
10.15#	Restricted Stock Unit Agreement between American Well Corporation and Roy Schoenberg, dated June 18, 2020	S-1	333-248309	10.25	August 24, 2020
10.16#†	Business Support Agreement, dated February 25, 2013, by and among National Telehealth Network, LLC and Online Care Network P.C. and, as to certain sections, Peter Antall, M.D.	S-1	333-248309	10.26	August 24, 2020
10.17#	Amendment No. 6 to the Business Support Agreement, dated August 1, 2017, by and among National Telehealth Network, LLC and Online Care Network P.C.	S-1	333-248309	10.27	August 24, 2020
10.18#†	Business Support Subcontractor Services Agreement, dated February 25, 2013, by and among National Telehealth Network, LLC and American Well Corporation	S-1	333-248309	10.28	August 24, 2020
10.19#	Amendment No. 4 to the Business Support Subcontractor Services Agreement, dated August 1, 2017, by and among National Telehealth Network, LLC and American Well Corporation	S-1	333-248309	10.29	August 24, 2020
10.20#	Stock Purchase Agreement, dated August 22, 2020, by and among American Well Corporation and Google LLC	S-1	333-248309	10.33	August 24, 2020
10.21#§	Employment Agreement between American Well Corporation and Kurt Knight, dated August 26, 2020	S-1	333-248309	10.34	August 24, 2020
10.22#§	Employment Agreement between American Well Corporation and Keith Anderson, dated September 7, 2020	S-1	333-248309	10.35	August 24, 2020
10.23#§	Employment Agreement between American Well Corporation and Phyllis Gotlib, dated January 1, 2018	S-1	333-252047	10.29	January 12, 2021

10.24†	Employment Agreement between American Well Corporation and Brendan O'Grady, dated July 19, 2021	8-K	001-39515	10.1	July 23, 2021
10.25	Employment Agreement between American Well Corporation and Robert Shepardson, dated September 15, 2021	8-K	001-39515	10.1	September 21, 2021
10.26	Addendum to Employment Agreement between American Well Corporation and Ido Schoenberg, dated June 29, 2021	10-Q	001-39515	10.39	November 12, 2021
10.27#	Non-Employee Director Compensation Policy	10-K	001-39515	10.36	March 26, 2021
10.28#	2020 Employee Stock Purchase Plan Sub-Plan for Israeli Participants	10-K	001-39515	10.37	March 26, 2021
10.29#§	Amended & Restated Employment Agreement between American Well Corporation and Keith Anderson, dated March 24, 2021	10-K	001-39515	10.38	March 26, 2021
10.30#	Sub Plan to the 2020 Equity Incentive Plan Republic of Ireland and the United Kingdom	10-K	001-39515	10.39	February 28, 2022
10.31#	Amendment to Amended & Restated Employment Agreement between American Well Corporation and Keith Anderson, dated September 21, 2021	10-Q	001-39515	10.40	November 12, 2021
10.32#	American Well Corporation Sub Plan to the 2020 Employee Stock Purchase Plan Republic of Ireland and the United Kingdom, dated February 8, 2022	10-K	001-39515	10.41	February 28, 2022
10.33#	Form of PSU Award Agreement	10-Q	001-39515	10.1	May 10, 2022
10.34#	Amendment to the 2020 Employee Stock Purchase Plan	10-Q	001-39515	10.2	May 10, 2022
10.35#	Employment Agreement between American Well Corporation and Phyllis Gotlib, dated April 8, 2022	8-K	001-39515	10.1	August 5, 2022
10.36#	Performance Share Unit Agreement between American Well Corporation and Ido Schoenberg, dated May 11, 2022	10-Q	001-39515	10.3	August 5, 2022
10.37#	Performance Share Unit Agreement between American Well Corporation and Roy Schoenberg, dated May 11, 2022	10-Q	001-39515	10.4	August 5, 2022
10.38#	Amendment No. 1 Employment Agreement by and between Kurt Knight and American Well Corporation, dated August 26, 2020	10-Q	001-39515	10.1	November 8, 2022
10.39#	Amendment No. 1 Employment Agreement by and between Robert Shepardson and American Well Corporation, dated September 15, 2021	10-Q	001-39515	10.2	November 8, 2022
10.40#	Amendment No. 1 Employment Agreement by and between Phyllis Gotlib and American Well Corporation, dated April 8, 2022	10-Q	001-39515	10.3	November 8, 2022
21.1*	Subsidiaries				
23.1*	Consent of Independent Registered Public Accounting Firm				
31.1*	Certification of Principal Executive Officers Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officers Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

_____

* Filed herewith.

\# Indicates a management contract or compensatory plan

† Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(a)(6) and Item 601(b)(10).

§ Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Well Corporation

Date: February 23, 2023 By: /s/ Ido Schoenberg, MD
Ido Schoenberg
Co-Chief Executive Officer

Date: February 23, 2023 By: /s/ Roy Schoenberg, MD, MPH
Roy Schoenberg
Co-Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Ido Schoenberg, MD Ido Schoenberg	Co-Chief Executive Officer (principal executive officer)	February 23, 2023
/s/ Roy Schoenberg, MD, MPH Roy Schoenberg	Co-Chief Executive Officer (principal executive officer)	February 23, 2023
/s/ Robert Shepardson Robert Shepardson	Chief Financial Officer (principal financial officer)	February 23, 2023
/s/ Paul McNeice Paul McNeice	Vice President of Accounting (principal accounting officer)	February 23, 2023
/s/ Deval Patrick Deval Patrick	Director	February 23, 2023
/s/ Stephen Schlegel Stephen Schlegel	Director	February 23, 2023
/s/ Dr. Peter Slavin Dr. Peter Slavin	Director	February 23, 2023
/s/ Derek Ross Derek Ross	Director	February 23, 2023
/s/ Dr. Toby Cosgrove Toby Cosgrove	Director	February 23, 2023
/s/ Rob Webb Rob Webb	Director	February 23, 2023
/s/ Deborah Jackson Deborah Jackson	Director	February 23, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of American Well Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of American Well Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock and stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Platform Subscription and Visits

As described in Notes 1, 2 and 3 to the consolidated financial statements, the Company generates revenue primarily from contracts with clients who purchase subscriptions to access the Company's enterprise software. Clients can also purchase access to the Company's co-branded digital care practice hosted on the Company's shared services platform. The Company also generates revenue when either the enterprise digital care platform or the shared services platform is utilized to conduct a medical visit. The Company's revenue for platform subscription and visits was $245.3 million for the year ended December 31, 2022.

The principal considerations for our determination that performing procedures relating to revenue recognition for platform subscription and visits is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to accuracy and occurrence of revenue transactions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over the accuracy and occurrence of revenue transactions. These procedures also included, among others, evaluating the accuracy and occurrence of a sample of revenue transactions by obtaining and inspecting source documents, including sales contracts, project access approvals, medical records and cash receipts from customers, when applicable.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 23, 2023

We have served as the Company's auditor since 2016.

AMERICAN WELL CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

| | As of December 31, | |
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 538,546	$ 746,416
Accounts receivable ($2,597 and $2,054, from related parties and net of allowances of $1,884 and $1,809, respectively)	58,372	51,375
Inventories	8,737	7,530
Deferred contract acquisition costs	1,394	1,697
Prepaid expenses and other current assets	19,567	20,278
Total current assets	626,616	827,296
Restricted cash	795	795
Property and equipment, net	1,012	2,235
Goodwill	435,279	442,761
Intangibles assets, net	134,980	152,409
Operating lease right-of-use asset	13,509	16,422
Deferred contract acquisition costs, net of current portion	3,394	2,028
Other assets	1,972	1,722
Investment in minority owned joint venture (Note 2)	—	168
Total assets	$ 1,217,557	$ 1,445,836
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 7,236	$ 12,156
Accrued expenses and other current liabilities	54,258	58,711
Operating lease liability, current	3,057	1,918
Deferred revenue ($1,665 and $1,860 from related parties, respectively)	49,505	68,841
Total current liabilities	114,056	141,626
Other long-term liabilities	1,574	5,136
Contingent consideration liabilities, net of current portion	—	16,450
Operating lease liability, net of current portion	11,787	14,694
Deferred revenue, net of current portion ($10 and $22 from related parties, respectively)	6,289	7,055
Total liabilities	133,706	184,961
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued or outstanding as of December 31, 2022 and as of December 31, 2021	—	—
Common stock, $0.01 par value; 1,000,000,000 Class A shares authorized, 244,193,727 and 229,402,453 shares issued and outstanding, respectively; 100,000,000 Class B shares authorized, 27,390,397 and 26,913,579 shares issued and outstanding, respectively; 200,000,000 Class C shares authorized 5,555,555 issued and outstanding as of December 31, 2022 and as of December 31, 2021	2,766	2,620
Additional paid-in capital	2,160,108	2,054,275
Accumulated other comprehensive income (loss)	(16,969)	(6,353)
Accumulated deficit	(1,082,028)	(811,284)
Total American Well Corporation stockholders' equity	1,063,877	1,239,258
Non-controlling interest	19,974	21,617
Total stockholders' equity	1,083,851	1,260,875
Total liabilities and stockholders' equity	$ 1,217,557	$ 1,445,836

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN WELL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

	Years Ended December 31,		
	2022	2021	2020
Revenue			
($4,544, $12,045 and $60,839 from related parties, respectively)	$ 277,190	$ 252,789	$ 245,265
Costs and operating expenses:			
Costs of revenue, excluding depreciation and amortization of intangible assets	160,422	148,474	156,790
Research and development	138,487	106,594	84,412
Sales and marketing	81,628	66,154	55,095
General and administrative	146,353	94,624	166,246
Depreciation and amortization expense	26,153	16,089	10,153
Total costs and operating expenses	553,043	431,935	472,696
Loss from operations	(275,853)	(179,146)	(227,431)
Interest income and other income (expense), net	6,123	120	1,632
Loss before benefit (expense) from income taxes and loss from equity method investment	(269,730)	(179,026)	(225,799)
(Expense) benefit from income taxes	(64)	5,376	(639)
Loss from equity method investment	(2,278)	(3,132)	(2,188)
Net loss	(272,072)	(176,782)	(228,626)
Net loss attributable to non-controlling interest	(1,643)	(448)	(4,194)
Net loss attributable to American Well Corporation	$ (270,429)	$ (176,334)	$ (224,432)
Net loss per share attributable to common stockholders, basic and diluted	$ (0.99)	$ (0.69)	$ (2.27)
Weighted-average common shares outstanding, basic and diluted	274,249,749	254,068,942	99,044,312
Net loss	$ (272,072)	$ (176,782)	$ (228,626)
Other comprehensive income (loss), net of tax:			
Unrealized loss on available-for-sale investments	—	(85)	(365)
Foreign currency translation	(10,616)	(6,565)	412
Comprehensive loss	(282,688)	(183,432)	(228,579)
Less: Comprehensive loss attributable to non-controlling interest	(1,643)	(448)	(4,194)
Comprehensive loss attributable to American Well Corporation	$ (281,045)	$ (182,984)	$ (224,385)

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN WELL CORPORATION
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share amounts)

	Convertible Preferred Stock Shares	Amount	Common Stock Shares	Amount	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	American Well Corporation Stockholders' Equity (Deficit)	Noncontrolling Interest	Total Stockholders' Equity (Deficit)
Balances as of December 31, 2019	14,012,935	$ 655,799	42,302,845	$ 423	$ (158)	$ 50,289	$ 250	$ (357,927)	$ (307,123)	$ 26,259	$ (280,864)
Issuance of Series C convertible preferred stock, net of issuance costs of $1,011	1,512,750	146,014	—	—	—	—	—	—	—	—	—
Treasury stock	—	—	(61,600)	—	(163)	—	—	—	(163)	—	(163)
Retirement of treasury stock	—	—	—	—	158	(158)	—	—	—	—	—
Exercise of common stock options	—	—	2,296,899	23	—	5,889	—	—	5,912	—	5,912
Vesting of restricted stock units	—	—	5,008,080	50	—	(50)	—	—	—	—	—
Shares withheld related to net share settlement	—	—	(1,805,073)	(18)	(37,405)	18	—	—	(37,405)	—	(37,405)
Conversion of Series A, Series B, and Series C convertible preferred stock	(15,525,685)	(801,813)	136,625,900	1,366	—	800,447	—	—	801,813	—	801,813
Issuance of common stock in connection with initial public offering, net of offering costs and underwriting discounts of $54,242	—	—	45,681,499	457	—	767,568	—	—	768,025	—	768,025
Issuance of common stock in connection with Google Private Placement, net of issuance costs of $900	—	—	5,555,555	56	—	99,044	—	—	99,100	—	99,100
Stock-based compensation expense	—	—	—	—	—	118,358	—	—	118,358	—	118,358
Currency translation adjustment	—	—	—	—	—	—	412	—	412	—	412
Unrealized loss on available-for-sale securities, net of tax	—	—	—	—	—	—	(365)	—	(365)	—	(365)
Net loss	—	—	—	—	—	—	—	(224,432)	(224,432)	(4,194)	(228,626)
Balances as of December 31, 2020	—	$ —	235,604,105	$ 2,357	$ (37,568)	$ 1,841,405	297	$ (582,359)	$ 1,224,132	$ 22,065	$ 1,246,197
Exercise of common stock options	—	—	6,695,258	66	—	20,814	—	—	20,880	—	20,880
Vesting of restricted stock units	—	—	7,394,144	75	—	(75)	—	—	—	—	—
Retirement of treasury stock purchased in 2020	—	—	—	—	37,568	(15)	—	(37,553)	—	—	—
Shares withheld related to net share settlement and retired treasury stock in 2021	—	—	(798,933)	(8)	—	8	—	(15,038)	(15,038)	—	(15,038)
Issuance of stock under employee stock purchase plan	—	—	178,021	2	—	1,597	—	—	1,599	—	1,599
Issuance of common stock in acquisitions	—	—	12,798,992	128	—	143,979	—	—	144,107	—	144,107
Stock-based compensation expense	—	—	—	—	—	43,809	—	—	43,809	—	43,809
Capital contributed by selling shareholders of acquired businesses	—	—	—	—	—	2,753	—	—	2,753	—	2,753
Unrealized loss on available-for-sale securities, net of tax	—	—	—	—	—	—	(85)	—	(85)	—	(85)
Currency translation adjustment	—	—	—	—	—	—	(6,565)	—	(6,565)	—	(6,565)
Net loss	—	—	—	—	—	—	—	(176,334)	(176,334)	(448)	(176,782)
Balances as of December 31, 2021	—	$ —	261,871,587	$ 2,620	$ —	$ 2,054,275	(6,353)	$ (811,284)	$ 1,239,258	$ 21,617	$ 1,260,875

	Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	American Well Corporation Stockholders' Equity (Deficit)	Noncontrolling Interest	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount							
Exercise of common stock options	—	—	2,690,448	27	—	5,639	—	—	5,666	—	5,666
Vesting of restricted stock units	—	—	5,372,060	53	—	(53)	—	—	—	—	—
Shares withheld related to net share settlement and retired treasury stock in 2022	—	—	(85,002)	(1)	—	(44)	—	(315)	(360)	—	(360)
Issuance of stock under employee stock purchase plan	—	—	703,148	7	—	2,496	—	—	2,503	—	2,503
Issuance of common stock related to Conversa earn-out settlement	—	—	1,020,964	10	—	4,288	—	—	4,298	—	4,298
Issuance of common stock related to SilverCloud earn-out settlement	—	—	4,959,856	50	—	12,895	—	—	12,945	—	12,945
Issuance of stock related to SilverCloud bonus escrow	—	—	606,618	—	—	—	—	—	—	—	—
Receipt of Section 16(b) disgorgement	—	—	—	—	—	295	—	—	295	—	295
Stock-based compensation expense	—	—	—	—	—	69,144	—	—	69,144	—	69,144
Capital contributed by selling shareholders of acquired businesses	—	—	—	—	—	11,173	—	—	11,173	—	11,173
Currency translation adjustment	—	—	—	—	—	—	(10,616)	—	(10,616)	—	(10,616)
Net loss	—	—	—	—	—	—	—	(270,429)	(270,429)	(1,643)	(272,072)
Balances as of December 31, 2022	—	$ —	277,139,679	$ 2,766	$ —	$ 2,160,108	$ (16,969)	$ (1,082,028)	$ 1,063,877	$ 19,974	$ 1,083,851

The accompanying notes are an integral part of these consolidated financial statements.

F-7

AMERICAN WELL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share amounts)

	Years Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net loss	$ (272,072)	$ (176,782)	$ (228,626)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization expense	26,167	16,089	10,153
Provisions for credit losses	806	714	1,646
Amortization of deferred contract acquisition costs	1,684	1,971	1,410
Amortization of deferred contract fulfillment costs	620	737	852
Noncash compensation costs incurred by selling shareholders	11,139	2,753	—
Stock-based compensation expense	67,675	43,809	118,358
Loss on equity method investment	2,278	3,132	2,188
Deferred income taxes	(2,524)	(6,245)	—
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable	(8,140)	(512)	(14,212)
Inventories	(1,207)	1,598	(6,024)
Deferred contract acquisition costs	(2,771)	(2,235)	(2,102)
Prepaid expenses and other current assets	(161)	(5,775)	(5,990)
Other assets	(235)	117	122
Accounts payable	(4,780)	5,546	(707)
Accrued expenses and other current liabilities	8,962	(380)	12,887
Other long-term liabilities	(25)	(16,705)	(245)
Deferred revenue	(19,739)	(9,369)	(2,174)
Net cash used in operating activities	(192,323)	(141,537)	(112,464)
Cash flows from investing activities:			
Purchases of property and equipment	(292)	(559)	(3,318)
Capitalized software development costs	(10,155)	—	—
Investment in less than majority owned joint venture	(1,960)	(2,548)	(2,940)
Purchases of investments	(499,223)	—	(159,608)
Proceeds from sales and maturities of investments	500,000	100,000	99,109
Acquisitions of business, net of cash acquired	—	(156,526)	—
Net cash used in investing activities	(11,630)	(59,633)	(66,757)
Cash flows from financing activities:			
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	—	—	146,014
Proceeds from exercise of common stock options	5,740	20,806	5,932
Proceeds from employee stock purchase plan	2,503	1,599	—
Payments for the purchase of treasury stock	(360)	(15,038)	(37,568)
Proceeds from Section 16(b) disgorgement	295	—	—
Payment of contingent consideration	(11,790)	—	—
Proceeds from issuance of common stock in initial public offering, net of underwriting costs and commissions	—	—	772,931
Proceeds from the issuance of common stock to Google, net of issuance costs	—	—	99,100
Payment of deferred offering costs	—	(1,613)	(3,293)
Net cash (used in) provided by financing activities	(3,612)	5,754	983,116
Effect of exchange rates changes on cash, cash equivalents, and restricted cash	(305)	(84)	—
Net (decrease) increase in cash, cash equivalents, and restricted cash	(207,870)	(195,500)	803,895
Cash, cash equivalents, and restricted cash at beginning of period	747,211	942,711	138,816
Cash, cash equivalents, and restricted cash at end of period	$ 539,341	$ 747,211	$ 942,711
Cash, cash equivalents, and restricted cash at end of period:			
Cash and cash equivalents	538,546	746,416	941,616
Restricted cash	795	795	1,095
Total cash, cash equivalents, and restricted cash at end of period	$ 539,341	$ 747,211	$ 942,711
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 1,723	$ 1,587	$ 713
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of common stock in acquisitions	$ —	$ 144,107	$ —
Issuance of common stock in settlement of earnout	$ 17,243	$ —	$ —
Receivable related to exercise of common stock options	$ —	$ 74	$ —
Common stock issuance costs in accrued expenses	$ —	$ —	$ 1,613

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share and per share amounts)

1. Organization and Description of Business

Description of Business

American Well Corporation (the "Company") was incorporated under the laws of the State of Delaware in June 2006. The Company is headquartered in Boston, Massachusetts. The Company is a leading enterprise software company that enables the digital distribution and delivery of care for healthcare's key stakeholders. The Company's scalable technology is deployed at the enterprise level of clients, embeds into existing offerings and workflows, spans the continuum of care and enables the delivery of this care across a wide variety of clinical, retail, school and home settings.

The Company is subject to a number of risks similar to other companies of a similar size in the high technology industry, including, but not limited to, uncertainty of progress in developing technologies, new technological innovations, dependence on key personnel, protection of proprietary technology, uncertainty of market acceptance of digital care and the need for additional financing.

Acquisitions

On August 9, 2021 and August 27, 2021, the Company completed the acquisitions of Conversa Health, Inc. ("Conversa") and SilverCloud Health Holdings, Inc. ("SilverCloud"), respectively (together, the "Acquisitions"). Conversa is a leader in automated virtual healthcare. SilverCloud is a leading digital mental health platform. See Note 8 "Business Combinations".

Initial Public Offering

On September 21, 2020, the Company closed on its initial public offering (the "IPO") in which the Company issued and sold 45,681,499 shares of Class A common stock, including the exercise of an underwriter option to purchase additional shares, at an issuance price of $18.00 per share. The Company received net proceeds of $767,568 after deducting underwriting discounts and commissions of $49,336 as well as other offering costs of $4,906. Upon the closing of the IPO, the Company's then-outstanding convertible preferred stock converted into an aggregate of 136,625,900 shares of Class A common stock.

Google Private Placement

On August 22, 2020, the Company entered into a strategic partnership and stock purchase agreement with Google LLC, where the Company agreed to issue Google $100,000 of Class C common stock, with the price per share to be equal to the purchase price in the IPO. Concurrently with the IPO, the Company consummated the private placement offering to Google and issued Google 5,555,555 shares of Class C common stock for $99,100 after deducting offering costs of $900.

Stock Split

On August 28, 2020 the Company effected an 8.8-for-1.0 stock split of its issued and outstanding shares of common stock and a proportional adjustment to the existing conversion ratios for each series of the Company's then outstanding convertible preferred stock (see Note 13). The corresponding number of shares and exercise prices related to stock options and RSUs were also adjusted. The impact of the stock split has been applied retrospectively to all periods presented.

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets, and the satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2022, the Company has primarily funded its operations with proceeds from the initial public offering, the sales of convertible preferred stock and revenue from clients who purchase access to the enterprise software. On September 21, 2020 the Company closed on the IPO raising $822,267 in gross proceeds. On September 21, 2020 the Company closed on a private placement with Google raising $100,000 in gross proceeds. Since inception, the Company has incurred recurring losses. As of December 31, 2022, the Company had an accumulated deficit of $1,082,028. The Company expects to continue to generate operating losses for the foreseeable future.

The Company expects that its cash, cash equivalents and investments will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next twelve months.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of American Well Corporation, its wholly-owned subsidiaries, those of professional corporations, which represent variable interest entities in which American Well has an interest and is the primary beneficiary ("PC") (see Note 4) and National Telehealth Network ("NTN"), an entity in which American Well controls fifty percent or more of the voting shares (see Note 5). Intercompany accounts and transactions have been eliminated in consolidation.

For consolidated entities where American Well owns or is exposed to less than 100% of the economics, the net income (loss) attributable to noncontrolling interests is recorded in the consolidated statements of operations and comprehensive loss equal to the percentage of the economic or ownership interest retained in each entity by the respective non-controlling party. The noncontrolling interests are presented as a separate component of stockholders' deficit in the consolidated balance sheets.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, the estimated customer relationship period that is used in the amortization of deferred contract acquisition costs, the valuation of assets and liabilities acquired in business combinations, the useful lives of intangible assets, capitalization of software development costs and the valuation of share awards. The Company bases its estimates on historical experience, known trends, and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Due to the COVID-19 global pandemic, the global economy and financial markets have been disrupted and there is a significant amount of uncertainty about the length and severity of the consequences caused by the pandemic. The Company has considered information available to it as of the date of issuance of these financial statements and has not experienced any significant impact to its estimates and assumptions as a result of the COVID-19 pandemic. On an ongoing basis, the Company will continue to closely monitor the COVID-19 impact on its estimates and assumptions.

Foreign Currency

The Company's reporting currency is the U.S. dollar. The Company determines the functional currency of each subsidiary based on the currency of the primary economic environment in which each subsidiary operates. Items included in the financial statements of such subsidiaries are measured using that functional currency.

Foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in interest income and other income (expense), net in the consolidated statements of operations and comprehensive loss. During the years ended December 31, 2022 and 2021, the Company's gains (losses) from foreign currency remeasurement and settlement were $(377) and $445. During the year ended December 31, 2020, the Company's gains or losses from foreign currency remeasurement and settlements were insignificant.

Segment Information

The Company's chief operating decision makers (CODMs), its two Chief Executive Officers, review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company operates and manages its business as one reportable and operating segment. In addition, substantially all of the Company's revenue and long-lived assets are attributable to operations in the United States for all periods presented.

Variable Interest Entities

The Company evaluates its ownership, contractual and other interests in entities to determine if it has any variable interest in a variable interest entity ("VIE"). These evaluations are complex and involve judgment. If the Company determines that an entity in which it holds a contractual or ownership interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company's involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively.

Concentrations of Credit Risk and Significant Clients

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments and accounts receivable. The Company invests its excess cash with large financial institutions that the Company believes are of high credit quality. Cash and cash equivalents are invested in highly rated money market funds. At times the Company's cash balances with individual banking institutions are in excess of federally insured limits. The Company's investments are invested in U.S. government agency bonds. The Company has not experienced any losses on its deposits of cash, cash equivalents or investments. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company performs ongoing assessments and credit evaluations of its clients to assess the collectability of the accounts based on a number of factors, including past transaction experience, age of the accounts receivable, review of the invoicing terms of the contracts, and recent communication with clients. The Company has not experienced significant credit losses from its accounts receivable.

As of December 31, 2022 two clients each accounted for 18% of outstanding accounts receivable and as of December 31, 2021 one client accounted for 19% of outstanding accounts receivable. For the years ended December 31, 2022, 2021 and 2020, sales to one client (which was a related party during the 2021 and 2020 period) represented 23%, 25% and 22% of the Company's total revenue, respectively.

Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less at the date of purchase to be cash equivalents.

Restricted Cash

As of December 31, 2022 and 2021, the Company maintained letters of credit totaling $795 and $795, respectively, for the benefit of the landlord of its leased property and performance surety bonds. The Company has classified $795 and $795 as non-current on its consolidated balance sheet as of December 31, 2022 and 2021, respectively.

Investments

The Company's investments are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in total stockholders' equity (deficit). The Company has classified its available-for-sale investments as current assets on the consolidated balance sheet as these investments generally consist of highly marketable securities that are identified to be available to meet near-term cash requirements.

Realized gains and losses and declines in value determined to be other than temporary are based on the specific identification method and are included as a component of interest income and other income (expense), net in the consolidated statements of operations and comprehensive loss.

The Company periodically evaluates its investments for other-than-temporary impairment. When assessing investments for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the Company's ability and intent to retain investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be "other than temporary," the Company reduces the investment through a charge to the consolidated statement of operations and other comprehensive income (loss). No such adjustments were necessary during the periods presented.

As of December 31, 2022 and 2021, there were no investments that had been in a continuous loss position for more than 12 months.

Accounts Receivable, Net

Accounts receivable primarily consist of amounts billed currently due from clients. Accounts receivable are presented net of an allowance for credit losses, which is an estimate of amounts that may not be collectible. In determining the amount of the allowance at each reporting date, the Company makes judgments about general economic conditions, historical write-off experience and any specific risks identified in client collection matters, including the aging of unpaid accounts receivable and changes in client financial conditions. Account balances are written off after all means of collection are exhausted and the potential for non-recovery is determined to be probable. Adjustments to the allowance for credit losses are recorded as general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Inventories

The Company values all of its inventories, which consist primarily of raw material hardware components, at the lower of cost or net realizable value on a first-in, first-out basis ("FIFO"). Write-offs of potentially slow moving or damaged inventory are recorded through specific identification of obsolete or damaged material.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the useful life of the assets. Computer equipment is depreciated over three to four years. Computer software, furniture and fixtures and office equipment are depreciated over three years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Repairs and maintenance costs are expensed as incurred. When assets are sold or retired, the cost and related accumulated depreciation or amortization are removed from the accounts, with any resulting gain or loss recorded in the consolidated statements of operations and comprehensive loss.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill. Transaction costs related to business combinations are expensed as incurred in general and administrative expense in the consolidated statement of operations and comprehensive loss.

Determining the fair value of assets acquired and liabilities assumed, and the allocation of the purchase price requires management to use judgment and estimates with regards to the selection of valuation methodologies, especially with respect to intangible assets. Critical estimates in valuing certain identifiable assets include, but are not limited to, significant assumptions related to estimates of future revenue and cash flows, expected long-term market growth, expected revenue growth rates, future expected operating expenses, earnings before interest, taxes, depreciation and amortization margin, and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could last up to one year after the transaction date, all adjustments are recorded in the consolidated statements of operations and comprehensive loss.

Goodwill

The Company recognizes the excess of the purchase price over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized but is tested for impairment annually on November 30 or more frequently if events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. The Company operates as a single operating segment with one reporting unit and consequently evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole. In the fair value determination the Company looks first at market capitalization and also considers assumptions such as control premium, market data and expected future cash flows, as needed. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied the fair value. The Company's annual goodwill impairment test resulted in no impairment charges in any of the periods in the consolidated financial statements.

Intangible Assets

Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired and reported net of accumulated amortization, separately from goodwill. Finite-lived intangible assets, which primarily consist of customer relationships, contractor relationships, technology and trade name, are stated at historical cost and amortized over the assets' estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment and intangible assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets, among others. When testing for asset impairment, the Company groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than the asset's carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value. To date, the Company has not recorded any impairment losses on long-lived assets. No events or changes in circumstances existed to require an impairment assessment during the years ended December 31, 2022 and 2021.

Investment in Minority Owned Joint Venture

The Company and Cleveland Clinic partnered to form a joint venture, under the name CCAW, JV LLC, to provide broad access to comprehensive and high acuity care services via digital care. The Company does not have a controlling financial interest in CCAW, JV LLC, but it does have the ability to exercise significant influence over the operating and financial policies of CCAW, JV LLC. Therefore, the Company accounts for its investment in CCAW, JV LLC using the equity method of accounting. The joint venture is considered a variable interest entity under ASC 810-10, but the Company is not the primary beneficiary as it does not have the power to direct the activities of the joint venture that most significantly impact its performance. The Company's evaluation of ability to impact performance is based on Cleveland Clinic's managing directors and Cleveland Clinic's ability to appoint and remove the chairperson who has the ability to cast the tie breaking vote on the most significant activities.

During the year ended December 31, 2020, the Company contributed $2,940 as its initial investment for a 49% interest in CCAW, JV LLC. The agreement also requires aggregate total capital contributions by the Company up to an additional $11,800 in two phases, which is yet to be defined. During the years ended December 31, 2022 and 2021 the Company made a capital contribution of $1,960 and $2,548 related to a portion of the phase one capital commitment. For the year ended December 31, 2022 and 2021, the Company recognized a loss of $2,278 and $3,132 as its proportionate share of the joint ventures results of operations, respectively. Accordingly, the carrying value of the equity method investment as of December 31, 2022 and 2021 was $(150) and $168, respectively. As the share of losses exceeds the carrying amount of the investment, the carrying amount as of December 31, 2022 it is included in the balance of accrued expenses and other current liabilities on the consolidated balance sheet.

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expense in the consolidated statement of operations and comprehensive loss. For the years ended December 31, 2022, 2021 and 2020, the Company's advertising expenses were $6,607, $5,604 and $3,860, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses include payroll, employee benefits and other expenses associated with product development.

Internal-Use Software

The Company evaluates development costs incurred to develop functionality in connection with its internal-use software for capitalization. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Capitalized internal-use software costs are included in intangible assets on the consolidated balance sheet for the year ended December 31, 2022 and these costs were not material to the Company's consolidated financial statements during the year ended December 31, 2021. There were no impairment charges related to capitalized software development costs during 2022. Capitalized software development costs are amortized using the straight-line method over an estimated useful life of three years.

Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options, restricted stock units ("RSU's") and performance-based market condition share awards ("PSU's") to employees. Stock options and RSUs only have service-based vesting conditions and the Company records the expense for these awards using the straight-line method. Stock option awards and restricted stock units issued to the co-CEOs prior to the IPO or as a result of the IPO ("IPO RSUs") were expensed when granted as the requisite future service of the awards is not substantive for accounting purposes. PSUs have multiple tranches each with certain market capitalization milestones and service-based vesting conditions and the Company records the expense for these awards over the estimated life of each tranche.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award's recipient's payroll costs are classified.

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company's estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The restricted stock units issued to the co-CEOs as a result of the IPO had the fair value estimated using a binomial lattice approach. The Company historically had been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The fair value of the PSUs is estimated using a Monte-Carlo valuation simulation. Similar to stock options, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Deferred Contract Acquisition Costs

The Company capitalizes sales commissions and certain parts of the Company bonus that are incremental to the acquisition of client contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans if the commissions are in fact incremental and would not have occurred absent the client contract.

Sales commissions are paid upon the initial acquisition of a contract and are amortized over an estimated period of benefit of five years. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. The Company determined the period of benefit for commissions paid for the acquisition of initial contracts by taking into consideration the commitment term of the client contract, the nature of the Company's technology development life cycle, and an estimated client relationship period. Amortization of deferred contract acquisition costs is included in sales and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss.

The Company reviews these deferred costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred contract acquisition costs. There were no impairment losses recorded during the periods presented.

Deferred Contract Fulfillment Costs

The Company capitalizes costs to fulfill contracts with clients in "Prepaid expenses and other current assets" and "Other assets" on its consolidated balance sheet. The Company amortizes these costs to cost of revenue in the consolidated statement of operations and comprehensive loss consistent with the revenue recognition of the performance obligations in the associated contracts. The Company assesses these costs for impairment at the end of each reporting period. There were no impairment losses recorded during the periods presented.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders' equity (deficit) that result from transactions and economic events other than those with stockholders.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. The potential for recovery of deferred tax assets is evaluated by considering taxable income in carryback years, existing taxable temporary differences, prudent and feasible tax planning strategies and estimating the future taxable profits.

The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50%

likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Loss per Share

The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income or loss available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income or losses for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net losses attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares.

The Company's convertible preferred stock contractually entitles the holders of such shares to participate in dividends, but contractually does not require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued, as their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2022, 2021 and 2020.

Revenue Recognition

Platform subscription

The Company generates revenue primarily from contracts with clients who purchase subscriptions to access the Company's enterprise software which includes access to the Company's affiliated medical group.

The Company's clients do not have the right to take possession of the Company's software operating its digital care platform at any time. Instead, clients are granted access to the Company's platform over the contractual period. Access to the platform, including the stand ready obligation to provide access to the affiliated medical group, represents a series of distinct services as the Company continually provides access to and fulfills its obligation to the client over the contract term. The typical contract term is three years. Most of the Company's contracts are non-cancelable over the contractual term. Clients typically have the right to terminate their contracts for cause if the Company fails to perform in accordance with the contractual terms.

For clients who purchase access to the enterprise digital care platform (the "Amwell Platform"), the Company hosts a dedicated instance of the Amwell Platform, white-labeled under the client's own name, branding, and with customized workflows and operating choices. The implementation services for the Amwell Platform are not distinct within the context of the contract because the Company's promise to perform the implementation services are not separately identifiable from the access to the Amwell Platform. The implementation services, which customize the client's Amwell Platform, are integral to the client's ability to derive its intended benefit from the Amwell Platform. The development and implementation services generally span several months and cannot be performed by another entity. Therefore, access to the Amwell Platform and the implementation services are bundled together and represent a single performance obligation. The fixed consideration related to the single performance obligation is generally recognized on a straight-line basis over the contract term beginning on the date access to the Amwell Platform is provided. The Company uses a time-elapsed method to measure progress because the Company transfers control evenly over the contractual period.

Clients can also purchase access to the Company's co-branded digital care practice hosted on the Company's shared services platform (the "Amwell Practice"). The implementation services for the Amwell Practice do not significantly modify or customize the Amwell Practice, typically occur over a few days, and can be performed by other entities. Therefore, access to the Amwell Practice and the implementation services are separate outputs promised by the Company and represent two distinct performance obligations.

Clients may be billed prior to the related goods or services being transferred to the client. In determining the transaction price, the Company adjusts the promised amount of consideration for a significant financing component if the timing of payments agreed to by the parties in the contract provide the client a significant benefit of financing. The Company has applied the practical expedient and recognizes the promised amount of consideration without adjusting for the effects of a significant financing component if the Company expects, at contract inception, that the period between the transfer of goods or services to the client when the client pays for that good or service will be one year or less. As of December 31, 2022, the effect of the financing component is not significant and does not materially change the amount of revenue that would be recognized under a contract.

The total fixed consideration is allocated to each distinct performance obligation based on standalone selling price ("SSP") which reflects the amount that the Company charges for each performance obligation if it was sold separately in a standalone sale. The fixed consideration to access the Amwell Practice is recognized on a straight-line basis over the contract term beginning on the date access to the Amwell Practice is provided. A time-elapsed method is used to measure progress because the Company transfers control evenly over the contractual period. The fixed consideration related to the implementation services is recognized as the services are performed.

In addition to the fixed consideration received from the Amwell Platform and Amwell Practice, the Company can also receive variable consideration based on the number of members serviced (that is, a stated fee per member per month). The Company allocates the per member per month variable consideration to the month that the fee is earned, correlating with the amount of services it is providing, which is consistent with the allocation objective of the series guidance. Revenue recognized from the per member per month variable consideration does not represent a significant portion of total revenue for the years ended December 31, 2022, 2021 and 2020.

Some contracts with clients contain a renewal option which allows the client to continue access to the Amwell Platform for a stated price after the initial contractual term has ended. These renewal options are evaluated on a case-by-case basis but generally do not provide a material right as they are priced at or above the price for the same service that the Company offers to similar clients and, as such, would not result in a separate performance obligation.

Visits

The Company also generates revenue when either the Amwell Platform or the Amwell Practice is utilized to conduct a medical visit. In the event of a visit, the fee that is earned upon completion of the visit is allocated to the specific day of performance, as the visit fee meets the criteria to allocate variable consideration to a distinct service within a series of distinct services that comprise the single performance obligation. Therefore, visit fees are recognized when the visits are completed, and the Company has delivered on its stand-ready obligation to provide access to the medical professional.

In addition, clients can visit with the Company's affiliated medical group without purchasing access to an Amwell Platform or Amwell Practice. These direct-to-consumer virtual care visits are available through the Company's website where clients can conduct a visit with the Company's affiliated medical group for a fixed fee. The Company's affiliated medical group is responsible for fulfilling the promise to the client to perform the medical visit. The Company has discretion in establishing the price for the visit, is responsible for the resolution of any client issues, and is exposed to credit risk for the receivable due from the client. Therefore, the Company recognizes the visit fee on a gross basis upon completion of the visit.

Other

Other revenue primarily represents professional services associated with the Amwell Platform. After implementation of Amwell Platform has been completed, some clients purchase other professional services, which are designed to help clients enhance their ability to use Amwell Platform. For the majority of arrangements, the Company prices these professional services on a time and material basis, has standalone selling price for these services, and recognizes revenue as services are performed. Other revenue also includes sale of hardware products, such as the Company's digital care carts and kiosks. Revenue from the sale of hardware products to clients is recognized upon the transfer of control, which occurs upon shipment of the product.

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of revenue recognized. Deferred revenue is recognized as revenue as the related performance obligations are satisfied. Deferred revenue that will be recognized during the succeeding twelve-month period is recorded as a current liability and the remaining portion is recorded as a noncurrent liability on the consolidated balance sheet.

Leases

The Company determines at the inception of a contract if such arrangement is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on the consolidated balance sheet for all leases with an initial lease term of greater than 12 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet, but payments are recognized as expense on a straight-line basis over the lease term.

The Company's contracts may contain both lease and non-lease components. Non-lease components may include maintenance, utilities, and other operating costs. The Company combines the lease and non-lease components of fixed costs in its lease arrangements as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities, but rather are expensed when the event determining the amount of variable consideration to be paid occurs.

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The Company determines the present value of future lease payments by using its estimated secured incremental borrowing rate for that lease term as the interest rate implicit in the lease is not readily determinable. The Company estimates its secured incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

Certain of the Company's leases include options to extend or terminate the lease. The amounts determined for the Company's right-of-use assets and lease liabilities generally do not assume that renewal options or early-termination provisions, if any, are exercised, unless it is reasonably certain that the Company will exercise such options.

Recently Issued and Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, *Simplifying the Accounting for Income Taxes* ("ASU 2019-12"), which simplifies the accounting for income taxes by removing certain exceptions and clarifying and amending existing guidance. The guidance was adopted effective January 1, 2021 and did not have a material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"), which requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree's financial statements. The guidance was adopted effective July 1, 2021 and impacted the accounting of acquired deferred revenue for the Conversa and SilverCloud acquisitions that occurred in August 2021.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes may result in earlier recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, which narrowed the scope and changed the effective date for non-public entities for ASU 2016-13. The FASB subsequently issued supplemental guidance within ASU No. 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief* ("ASU 2019-05"). ASU 2019-05 provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. The Company adopted ASU 2016-13 and the related clarifications in 2021. The adoption did not have a material effect on the Company's consolidated financial statements.

3. Revenue and Deferred Revenue

Revenue

The following table presents the Company's revenues disaggregated by revenue source:

| | Years Ended December 31, | | |
	2022	2021	2020
Platform subscription	$ 120,919	$ 108,254	$ 98,361
Visits	124,350	116,617	117,181
Other	31,921	27,918	29,723
Total Revenue	$ 277,190	$ 252,789	$ 245,265

Contract Balances

The Company has rights to consideration for services completed but not billed at the reporting date. Unbilled receivables are classified as receivables when the Company has the right to invoice the client. Unbilled receivables as of December 31, 2022 is $3,566 and has been included within accounts receivable and as of December 31, 2022. Unbilled receivables as of December 31, 2021 is $5,697 and has been included within accounts receivable and $781 has been included within other assets on the consolidated balance sheet.

Contract liabilities consist of deferred revenue and include billings in advance of performance under the contract. Such amounts are recognized as revenue over the contractual period. For the years ended December 31, 2022, 2021 and 2020, the Company recognized revenue of $56,595, $56,473, and $53,601, respectively, that was included in the corresponding contract liability balance at the beginning of the periods presented.

The Company receives payments from clients based upon contractual billing schedules. The Company typically invoices its clients annually in advance for their annual software access fee. The Company records accounts receivable when the right to consideration becomes unconditional. Payment terms on invoiced amounts are typically net 30 days.

Deferred Revenue

Significant changes in the Company's deferred revenue balance for the years ended December 31, 2022, 2021 and 2020:

| | Years Ended December 31, | | |
	2022	2021	2020
Total deferred revenue, beginning of the period	$ 75,896	$ 74,800	$ 77,386
Additions	106,330	123,717	109,542
Recognized	(126,432)	(122,621)	(112,128)
Total deferred revenue, end of the period	$ 55,794	$ 75,896	$ 74,800
Current deferred revenue	49,505	68,841	66,693
Non-current deferred revenue	6,289	7,055	8,107
Total	$ 55,794	$ 75,896	$ 74,800

Transaction Price Allocated to Remaining Performance Obligations

As of December 31, 2022 and 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $166,855 and $219,893, respectively. The substantial majority of the unsatisfied performance obligations will be satisfied over the next three years. As it pertains to the December 31, 2022 amount, the Company expects to recognize 48% of the transaction price in the year ending December 31, 2023 in its consolidated statement of operations and comprehensive loss with the remainder recognized thereafter.

4. Variable Interest Entities

The Company provides services pursuant to contracts with PCs which in turn contracts with physicians to provide virtual care medical services. The PC's collectively represent the Company's affiliated medical group. The PCs were designed and structured to comply with the relevant laws and regulations governing professional medical practice, which generally prohibits the practice of medicine by lay persons or entities. To satisfy these regulatory requirements, all of the issued and outstanding equity interests of the PCs are owned by a licensed medical professional nominated by the Company (the "Nominee Shareholder"). Upon formation of the PCs, and initial issuance of equity interests, the Nominee Shareholder contributes a nominal amount of capital in exchange for their interest in the PC. The Company then executes with each PC a Business Support Agreement ("BSA"), which provide for various administrative and management services to be provided by the Company to the PC, and a Stock Transfer Agreement ("STA"), which provide for transition of ownership of the PCs.

The Company provides all of the necessary capital for the operations of the PCs through loans to the PCs. The Company also has exclusive responsibility for the provision of all nonmedical services including contracting with clients who access the PCs for a medical visit, handling all financial transactions and day-to-day operations of each PC, overseeing the establishment of virtual care policies and protocol, and making recommendations to the PC in establishing the guidelines for the employment and compensation of the physicians and other employees of the PCs. In addition, the STA provides that the Company's Board of Directors has the power and authority to change the Nominee Shareholder at any time for any reason, and designate a new Nominee Shareholder who will purchase the equity interests from the predecessor Nominee Shareholder for the same nominal amount, effectively limiting the Nominee Shareholder's rights to returns of the PC. The Nominee Shareholders, notwithstanding their legal form of ownership of equity interests in the PC, have no substantive profit-sharing rights in the PCs.

Based upon the provisions of these agreements, the Company determined that the PCs are variable interest entities due to its equity holder having insufficient capital at risk, and the Company has a variable interest in the PCs. The Company consolidated the PCs under the VIE model since the Company has the power to direct activities that most significantly impact the PCs economic performance and the right to receive benefits or the obligation to absorb losses that could potentially be significant to the PCs.

Furthermore, as a direct result of nominal initial equity contributions by the Nominee Shareholder, the financial support the Company provides to the PCs (e.g. loans) and the provisions of the STA, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to the Company's stockholders.

The aggregate carrying value of total assets and total liabilities included on the consolidated balance sheets for the PCs after elimination of intercompany transactions were $31,189 and $1,648, respectively, as of December 31, 2022 and $29,770 and $1,485, respectively as of December 31, 2021.

Total revenue included on the consolidated statements of operations and comprehensive loss for the PCs after elimination of intercompany transactions was $74,389, $72,125 and $78,396 for the years ended December 31, 2022, 2021 and 2020, respectively. Net loss included on the consolidated statements of operations and comprehensive was not material for the years ended December 31, 2022, 2021 and 2020.

5. National Telehealth Network

In 2012, the Company and an affiliate of Elevance Health, Inc. formed NTN to expand the availability and adoption of telemedicine. The Company did not have a controlling financial interest in NTN, but it had the ability to exercise significance influence over the operating and financial policies of NTN. Therefore, the Company accounted for its investment in NTN using the equity method of accounting through December 31, 2015.

On January 1, 2016, the Company made an additional investment in NTN, which increased its ownership percentage above 50%. The Company also obtained the right to elect the Chairman of NTN who has the ability to cast the tie-breaking vote in all decisions. Therefore, on January 1, 2016, the Company obtained control over NTN and has the power to direct the activities that most significantly impact NTN's economic performance. This step-acquisition was accounted for as a business combination and the results of the operations of NTN from January 1, 2016, have been included in the Company's consolidated financial statements. However, because the Company owns less than 100% of NTN, the Company recognizes net income (loss) attributable to non-controlling interest in the consolidated statements of operations and comprehensive loss equal to the percentage of the ownership interest retained in NTN by the respective non-controlling party.

The proportionate share of the loss attributed to the non-controlling interest amounted to $1,643, $448 and $4,194 for the years ended December 31, 2022, 2021 and 2020, respectively. The carrying value of the non-controlling interest was $19,974, $21,617 and 22,065 as of December 31, 2022, 2021 and 2020.

6. Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The following tables presents the Company's fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value:

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Money market funds	$ 445,856	$ —	$ —	$ 445,856
Total financial assets:	$ 445,856	$ —	$ —	$ 445,856

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Money market funds	$ 671,107	$ —	$ —	$ 671,107
Total financial assets:	$ 671,107	$ —	$ —	$ 671,107
Contingent consideration	—	—	16,450	16,450
Total financial liabilities:	$ —	$ —	$ 16,450	$ 16,450

As of December 31, 2022 and 2021, the Company's cash equivalents were invested in money market funds and were valued based on Level 1 inputs. During the years ended December 31, 2022 and 2021, there were no transfers between Level 1, Level 2 and Level 3.

The Company classified its net liability for contingent earnout considerations relating to the Acquisitions within Level 3 of the fair value hierarchy because the fair value is determined using significant unobservable inputs, which included the Monte Carlo method that uses key assumptions to model future revenue and costs of goods sold projections. A description of the Acquisitions is included within Note 8. The contingent earnout payments for each acquisition are based on the achievement of certain revenue and integration thresholds. During the years ended December 31, 2022 the fair value of the contingent earnout consideration decreased due to the Company signing an amendment to the agreement accelerating the determination of the Conversa revenue earn-out as of March 31, 2022 that resulted in the issuance of 1,020,964 shares of Class A Common Stock, and signing an amendment to the agreement accelerating the determination of the SilverCloud revenue earn-out as of May 11, 2022 that resulted in the issuance of 4,959,856 shares of Class A Common Stock, which resulted in a net accretion to the contingent considerations of $793.

	Year Ended December 31,	
	2022	2021
Beginning Balance as of January 1	$ 16,450	$ —
Initial estimate of fair value related to SilverCloud contingent consideration	—	29,360
Initial estimate of fair value related to Conversa contingent consideration	—	15,230
Accretion of contingent consideration	793	600
Fair value adjustment	—	(13,740)
Earned amount due to shareholders	—	(15,000)
Earned amount issued to shareholders in Class A Common Stock	(17,243)	—
Ending Balance	$ —	$ 16,450

7. Allowance for Credit Losses

Changes in the allowance for credit losses were as follows:

	Years Ended December 31,		
	2022	2021	2020
Allowance for credit losses, beginning of the period	$ 1,809	$ 1,556	$ 686
Provisions	803	714	1,646
Write-offs	(728)	(461)	(776)
Allowance for credit losses, end of the period	$ 1,884	$ 1,809	$ 1,556

8. Business Combinations

On August 27, 2021, the Company completed the acquisition of SilverCloud through a merger in which SilverCloud became a wholly-owned subsidiary of the Company. The cash consideration paid was $105,195 net of cash acquired of $12,239. The stock consideration was comprised of 8.1 million shares of the Company's Class A common stock valued at $85,571, and escrow share consideration of $6,376. SilverCloud is a leading digital mental health platform. The Company is obligated to pay an earn-out of up to $40,000 contingent upon SilverCloud achieving certain revenue thresholds for the year ending December 31, 2022. The Company estimated the fair value of the contingent consideration as of the acquisition date to be $29,360. The contingent consideration is subject to remeasurement at each reporting date until December 31, 2022, with the remeasurement adjustment reported in the consolidated statement of operations and comprehensive loss. The Company signed an amendment to the agreement accelerating the determination of the SilverCloud revenue earn-out as of May 11, 2022, which resulted in the issuance of 4,959,856 shares of Class A Common Stock. The acquisition was considered a stock acquisition for tax purposes and accordingly, the goodwill resulting from this acquisition is not tax deductible. The total acquisition related costs were $4,854 which included transaction costs from financial and legal advisors and other transaction related fees and were recognized as incurred in the Company's consolidated statement of operations and comprehensive loss in general and administrative expenses.

On August 9, 2021, the Company completed the acquisition of Conversa through a merger in which Conversa became a wholly-owned subsidiary of the Company. The cash consideration paid was $51,331 net of cash acquired of $9,735. The stock consideration was comprised of 4.7 million shares of the Company's Class A common stock valued at $52,160. Conversa is a leader in automated virtual healthcare. The Company is obligated to pay an earn-out of up to $30,000 contingent upon Conversa achieving certain integration thresholds in the first quarter of 2022, and certain revenue thresholds for the year ending December 31, 2022. The Company estimated the fair value of the contingent consideration as of the acquisition date to be $15,230. The contingent consideration is subject to remeasurement at each reporting date until December 31, 2022, with the remeasurement adjustment reported in the consolidated statement of operations and comprehensive loss. The integration milestone was achieved in December 2021 and $15,000 was paid in January 2022. The Company signed an amendment to the agreement accelerating the determination of the Conversa revenue earn-out as of March 31, 2022, which resulted in the issuance of 1,020,964 shares of Class A Common Stock. The acquisition was considered a stock acquisition for tax purposes and accordingly, the goodwill resulting from this acquisition is not tax deductible. The total acquisition related costs were $2,435 which included transaction costs from financial and legal advisors and other transaction related fees and were recognized as incurred in the Company's consolidated statement of operations and comprehensive loss in general and administrative expenses.

The Acquisitions were accounted for using the acquisition method of accounting, which requires, among other things, the assets acquired and the liabilities assumed be recognized at their fair values as of the acquisition date. The results of the Acquisitions were integrated within the consolidated financial statements commencing on the aforementioned acquisition dates. Actual revenue and losses of the Acquisitions since the acquisition date as well as pro forma combined results of operations for the Acquisition have not been presented because the effect of the Acquisitions were not material to the Company's consolidated financial results for the periods presented.

The following table summarizes the fair value estimates of the assets acquired and liabilities assumed for the SilverCloud and Conversa acquisitions at the respective acquisition dates. The Company, with the assistance of a third-party valuation expert, estimated the fair value of the acquired tangible and intangible assets with significant estimates such as revenue projections. In the year ended December 31, 2021, the Company recorded a $2,825 increase and a $1,268 decrease to goodwill related to the assessment of the tax attributes of the business combinations for SilverCloud and Conversa, respectively. In addition, the Company recorded a $9 and $66 decrease to goodwill with the finalization of the net working capital adjustment for SilverCloud and Conversa, respectively. In the third quarter of 2022, the Company recorded a $522 decrease in goodwill related to the assessment of the tax attributes of the business combination for SilverCloud. The allocation of the consideration transferred to the assets acquired and liabilities assumed for the Acquisitions is final.

Identifiable assets acquired and liabilities assumed:

	SilverCloud		Conversa Health	
Purchase consideration:				
Cash consideration, net of cash acquired	$	105,195	$	51,331
Stock consideration		85,571		52,160
Contingent consideration		29,360		15,230
Escrow share consideration		6,376		
Working capital adjustment		(300)		(127)
Total consideration transferred	$	226,202	$	118,594
Allocation of Consideration transferred:				
Accounts receivable	$	2,630	$	3,651
Identifiable intangible assets		78,146		34,700
Other assets		491		4,604
Total assets acquired		81,267		42,955
Current liabilities		2,155		8,463
Deferred revenue		5,813		4,655
Other long-term liabilities		11,035		115
Total liabilities assumed		19,003		13,233
Goodwill	$	163,938	$	88,872
	$	226,202	$	118,594

The amount allocated to goodwill reflects the benefits the Company expects to realize from post-acquisition cross selling opportunities from integrating customer relationships and from the growth of the respective acquisitions' operations.

The following are the identifiable intangible assets acquired in the Acquisitions and their respective weighted average useful lives, as determined based on initial valuations. The estimated fair value of the Technology and Tradename was determined using a relief from royalty method and the estimated fair value of the Customer relationships was determined using the excess earnings method:

	SilverCloud		Weighted Average Life (Years)	Conversa Health		Weighted Average Life (Years)
Technology	$	34,996	5.0	$	20,400	5.0
Tradename		10,800	7.0		4,200	5.0
Customer relationships		32,350	10.0		10,100	10.0
Total	$	78,146		$	34,700	

9. Deferred Contract Acquisition and Contract Fulfillment Costs

The following table represents a rollforward of the Company's deferred contract acquisition costs:

	December 31,		
	2022		2021
Beginning balance as of January 1	$ 3,725	$	3,461
Additions to deferred contract acquisition costs	2,768		2,235
Amortization of deferred contract acquisition costs	(1,683)		(1,971)
Currency translation adjustments	(22)		—
Ending balance	$ 4,788	$	3,725
Deferred contract acquisition costs, current	$ 1,394	$	1,697
Deferred contract acquisition costs, noncurrent	3,394		2,028
Total	$ 4,788	$	3,725

Amortization expense related to deferred contract acquisition costs for the years ended December 31, 2022, 2021 and 2020 was $1,683, $1,971 and $1,410, respectively.

The following table represents a rollforward of the Company's deferred contract fulfillment costs:

	December 31,		
	2022		2021
Beginning balance as of January 1	$ 1,390	$	1,861
Additions to deferred contract fulfillment costs	511		266
Amortization of deferred contract fulfillment costs	(620)		(737)
Ending balance	$ 1,281	$	1,390
Deferred contract fulfillment costs, current	$ 620	$	736
Deferred contract fulfillment costs, noncurrent	661		654
Total	$ 1,281	$	1,390

Amortization expense related to deferred contract fulfillment costs for the years ended December 31, 2022, 2021 and 2020 was $620, $737 and $852, respectively.

10. Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of December 31,		
	2022		2021
Furniture and fixtures	$ 231	$	231
Computer and office equipment	7,216		7,965
Computer software	5,041		5,086
Leasehold improvements	692		692
	13,180		13,974
Less: Accumulated depreciation and amortization	(12,168)		(11,739)
Property and equipment, net	$ 1,012	$	2,235

Depreciation and amortization expense related to property and equipment was $1,515, $2,160 and $2,146 for the years ended December 31, 2022, 2021 and 2020, respectively. During the year ended December 31, 2022 the Company disposed of fully depreciated assets with a gross value of $1,139.

11. Goodwill and Intangible Assets

Goodwill consisted of the following as of:

| | December 31, | |
	2022	2021
Beginning Balance as of January 1	$ 442,761	$ 193,877
Goodwill acquired	—	253,332
Purchase accounting adjustment	(522)	—
Currency translation adjustments	(6,960)	(4,448)
Ending Balance	$ 435,279	$ 442,761

Identified intangible assets consisted of the following as of:

	Gross Amount	Accumulated Amortization	Carrying Value	Weighted Average Remaining Life
December 31, 2022				
Customer relationships	$ 80,168	$ (24,919)	55,249	7.4
Contractor relationships	535	(288)	247	6.0
Trade name	14,012	(3,050)	10,962	5.0
Technology	89,262	(30,895)	58,367	4.2
Internally developed software	10,155	—	10,155	3.0
	$ 194,132	$ (59,152)	$ 134,980	

	Gross Amount	Accumulated Amortization	Carrying Value	Weighted Average Remaining Life
December 31, 2021				
Customer relationships	$ 81,053	$ (16,842)	$ 64,211	8.2
Contractor relationships	535	(247)	288	7.0
Trade name	14,435	(706)	13,729	5.8
Technology	90,464	(16,283)	74,181	5.0
	$ 186,487	$ (34,078)	$ 152,409	

The Company capitalized $10,155 of costs during the year ended December 31, 2022, related to internally developed software to be sold as a service incurred during the application development stage and is amortizing these costs over the expected lives of the related services. There was no amortization expense for internally developed software for the years ended December 31, 2022, 2021 and 2020. Amortization expense related to acquired intangible assets for the years ended December 31, 2022, 2021 and 2020 was $24,638, $13,929 and $8,007, respectively. Included in this amortization expense for the year ended December 31, 2020 was $255 related to the write off of historical trade names.

Estimated future amortization expense of the identified intangible assets as of December 31, 2022, is as follows:

2023	$ 27,899
2024	$ 27,915
2025	$ 27,899
2026	$ 20,212
2027	$ 11,279
Thereafter	19,776
	134,980

12. Accrued Expenses

Accrued expenses consist of the following:

	As of December 31,		
	2022		2021
Employee compensation and benefits	$ 26,192	$	21,572
Professional services	10,190		8,766
Earned contingent consideration	—		15,000
Provider services	8,096		5,473
Other	9,780		7,900
Total	$ 54,258	$	58,711

13. Stockholders' Equity

Convertible Preferred Stock

In February 2020, the Company issued and sold 170,000 shares of Series C preferred stock at a price of $75 per share for gross proceeds of $12,750. The Company incurred $261 of issuance costs in connection with the issuance of the Series C preferred stock

In May 2020, the Company issued and sold 1,342,750 shares of Series C preferred stock at a price of $100 per share for gross proceeds of $134,275. The Company incurred $750 of issuance costs in connection with the issuance of the Series C preferred stock.

In conjunction with the Company's IPO in September 2020, all shares of convertible preferred stock then outstanding, totaling 15,525,685 shares (pre-split), were automatically converted into an equivalent number of shares of Class A common stock on an 8.8-to-1.0 basis pursuant to a stock split and their carrying value, totaling $801,813 was reclassified into stockholders' equity on the consolidated balance sheet.

In connection with the IPO, the Company filed an Amended and Restated Certificate of Incorporation which authorizes the issuance of 100,000,000 shares of undesignated preferred stock, par value of $0.01 per share, with rights and preferences, including voting rights, designated from time to time by the board of directors.

Undesignated Preferred Stock

In connection with our IPO in September 2020, we filed an Amended and Restated Certificate of Incorporation which authorizes the issuance of 100,000,000 shares of undesignated preferred stock, par value of $0.01 per share, with rights and preferences, including voting rights, designated from time to time by our board of directors. No shares of preferred stock were issued or outstanding as of December 31, 2022.

Common Stock

In September 2020, upon completion of the IPO, the Company sold 45,681,499 shares of Class A common stock at an offering price of $18.00 per share, including 4,459,277 shares of Class A common stock pursuant to the exercise in full of the underwriters' option to purchase additional shares. The Company received net proceeds of $767,568, after deducting underwriting discounts and commissions of $49,336 and offering costs of approximately $4,906. In September 2020, the Company sold 5,555,555 shares of Class C common stock in connection with the stock purchase agreement with Google, LLC for net proceeds of $99,100, after deducting offering costs of $900.

Concurrently with the IPO, the Company used $24,157 of the proceeds from the IPO to repurchase 1,340,354 shares of Class A and Class B common stock from certain executive officers and other employees, to permit such executive officers and other employees to pay taxes owed in connection with the vesting of equity awards, including the repayment of third party loans incurred to finance the payment of such taxes.

In connection with the IPO, the Company filed an Amended and Restated Certificate of Incorporation which authorizes capital stock of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share, and 200,000,000 shares of Class C common stock, par value $0.01 per share.

Except for the rights noted below, each Class A, Class B and Class C common stock have the same rights, are equal in all respects and are treated by us as one class of shares. Each share of Class A and Class C common stock is entitled to one vote per share on all matters presented for a vote, except that Class C common stock does not have the right to vote for elections of directors. Subject to certain conditions, Class B common stock is collectively entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C common stock and any other preferred stock entitled to vote under the certificate of incorporation at such time (resulting in the Class B common stock collectively holding 51% of the total outstanding voting power), and each share of Class B common stock will be entitled to a number of votes equal to the total number of votes held by all Class B common stock divided by the total number of then outstanding shares of Class B common stock. Shares of Class B and Class C common stock will be converted into shares of Class A common stock on a one-for-one basis upon the occurrence of certain events. Shares of Class B common stock will automatically convert on the first business day (i) after the date on which the outstanding shares of Class B common stock constitutes less than 5% of the aggregate number of shares of common stock then outstanding, (ii) after the date on which neither founder is serving as an executive officer or (iii) following seven years after the date the amended and restate certificate of incorporation becomes effective, provided that, such period may, to the extent permitted by law and applicable stock exchange rules, be extended for three years upon the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, voting separately as a class. Shares of Class C common stock will be convertible at the option of the holder upon determination that a Hart-Scott-Rodino Antitrust Improvements Act ("HSR") filing is not necessary prior to the holder's conversion of such shares or, if required, upon expiration or termination of the HSR waiting period.

Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend right of the preferred stockholders. No dividends have been declared through December 31, 2022.

In August 2021, the Company issued 4.7 million and 8.1 million shares of Class A common stock at a fair value of $11.20 and $10.51 per share in connection with the acquisitions of Conversa and SilverCloud, respectively (see Note 8). In the year ended December 31, 2022 the Company issued 1.0 million and 5.0 million shares of Class A common stock at a fair value of $4.21 and $2.61 per share in connection with the settlement of the earnouts for Conversa and SilverCloud, respectively (see Note 6). In the year ended December 31, 2022 the Company also issued 0.6 million shares of Class A common stock in relation to the early settlement of the bonus escrow.

In the year ended December 31, 2022 no shares of Class B common stock were converted to Class A common stock. As of December 31, 2022 the par value of the Class A, Class B and Class C shares was $2,435, $275 and $56, respectively.

	Shares Authorized	Shares Issued	Shares Outstanding
Class A	1,000,000,000	244,193,727	244,193,727
Class B	100,000,000	27,390,397	27,390,397
Class C	200,000,000	5,555,555	5,555,555
	1,300,000,000	277,139,679	277,139,679

As of December 31, 2022 and 2021, the Company had reserved 68,617,245 and 61,989,749 shares of common stock for the exercise of outstanding stock options, the vesting of restricted stock units and the number of shares remaining available for future grant, respectively.

Stock Plans and Stock Options

The Company maintains the 2006 Employee, Director and Consultant Stock Plan as amended and restated (the "2006 Plan") and 2020 Equity Incentive Plan (the "2020 Plan" together, the "Plans") under which it has granted incentive stock options, non-qualified stock options, and restricted stock units to employees, officers, and directors of the Company. In connection with the adoption of the 2020 Plan, the then-remaining shares of common stock reserved for grant or issuance under the 2006 Plan became available for issuance under the 2020 Plan, and no further grants will be made under the 2006 Plan. The 2020 Plan is administered by the board of directors with respect to awards to non-employee directors and by the compensation committee, with respect to other participants, are collectively, referred to as the plan administrator. The exercise prices, vesting and other restrictions are determined at the discretion of the plan administrator. Options issued under the Plans are exercisable for periods not to exceed ten years, and vest and contain such other terms and conditions as specified in the applicable award document. Options to buy common stock are issued under the Plans, with exercise prices equal to the closing price of shares of the Company's common stock on the New York Stock Exchange on the date of award.

Stock options granted under the Plan typically vest over four years and expire ten years after the grant date. The Company had 8,156,870 shares available for grant as of December 31, 2022.

Activity under the Plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2022	15,893,755	$ 4.81	5.9	$ 23,876
Granted	—	$ —		
Forfeited	(2,081,214)	$ 6.04		
Expired	(82,542)	$ 5.58		
Exercised	(2,690,448)	$ 2.11		
Outstanding as of December 31, 2022	11,039,551	$ 5.23	5.5	$ 996
Vested and expected to vest as of December 31, 2022	10,951,967	$ 5.02	5.5	$ 996
Options exercisable as of December 31, 2022	10,417,259	$ 4.97	5.4	$ 996

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2022, 2021 and 2020, was $5,167, $106,407 and $31,194, respectively. The aggregate intrinsic value of common stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had exercise prices lower than the fair value of the Company's common stock.

The weighted-average grant date fair value of common stock options granted during the year ended December 31, 2020 was $4.17. There were no options granted during the years ended December 31, 2022 and 2021.

The Company received cash proceeds from the exercise of common stock options of $5,740, $20,806 and $5,932 during the years ended December 31, 2022, 2021 and 2020, respectively.

The weighted average of assumptions that the Company used to determine the fair value of the common stock options granted to employees and directors were as follows:

	Years Ended December 31,		
	2022	2021	2020
Risk-free interest rate	N/A	N/A	1.09%
Expected term (in years)	N/A	N/A	6.1
Expected volatility	N/A	N/A	52%
Expected dividend yield	N/A	N/A	0%

Executive Equity Awards

Each CEO has received restricted stock units, equaling up to 1.5% of the Company's fully-diluted outstanding capital stock as a result of the IPO ("IPO RSUs"), 50% of the IPO RSUs (representing 0.75% of the Company's fully diluted outstanding capital stock immediately prior to the IPO or 3,230,750 shares of Class A common stock) were granted on the closing date of the IPO based on the closing price per share on the IPO closing date, and 50% (representing up to 0.75% of the Company's fully diluted outstanding capital stock immediately prior to the IPO or 3,230,750 shares of Class A common stock) was granted on the 180-day anniversary of the IPO, based on a specific range of the price per share of the Company's publicly traded common stock prior March 16, 2021, and will vest over a three-year period, with one-third vesting on the first anniversary of the IPO's closing date and the remaining vesting in equal quarterly installments thereafter. As the issuance of the second 50% tranche is based upon events that are probable the expense related to both tranches of the IPO RSUs was recognized in the three months ended September 30, 2020.

The grant-date fair value of each of the awards issued on the IPO closing date and to be issued on the 180-day anniversary of the IPO were estimated using a binomial lattice approach. The main inputs to valuing the IPO RSUs include the fair value of Class A common stock ($9.96 post-split), expected volatility (60%) and the expected date of the IPO (September 30, 2020). The Company recognized a total of $23,644 in stock-based compensation expense, which included both tranches of the IPO RSUs for each CEO, on the date of the IPO as the requisite future service of the awards is not substantive for accounting purposes.

Restricted Stock Units

The following table summarizes the unvested restricted stock unit activity for the year ended December 31, 2022:

	Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2022	11,718,813	$ 19.63
Granted	15,430,438	4.15
Vested	(5,372,060)	12.09
Forfeited	(2,460,732)	8.45
Unvested as of December 31, 2022	19,316,459	$ 10.78

The total grant date fair value of RSU's granted for the years ended December 31, 2022, 2021 and 2020 was $63,987, $152,550 and $195,655, respectively. The aggregate intrinsic value of restricted stock units vested for the years ended December 31, 2022, 2021 and 2020 was $22,218, $90,726 and $73,836, respectively.

Restricted Stock Units with a Market Condition

In the year ended December 31, 2022 the Company granted performance-based market condition share awards to certain members of the Company's management team, which entitle these employees with the right to receive shares of common stock, upon achievement of certain market capitalization milestones measured over a rolling thirty day trading-period, subject to the satisfaction of the applicable service vesting conditions. The performance-based market condition share awards for management (other than the co-CEOs) consist of six tranches with six separate specified award values that become payable upon the achievement of certain market capitalization milestones, which can result in a vesting range of up to 12,275,886 shares. Also in 2022 the Company granted performance-based market condition share awards to the co-CEOs, which entitle these employees with the right to receive shares of common stock, upon achievement of certain market capitalization milestones measured over a rolling thirty day trading-period, subject to the satisfaction of the applicable service vesting conditions. The performance-based market condition share awards for the co-CEOs consist of eight tranches with eight separate specified award values that become payable upon the achievement of certain market capitalization milestones (subject to specified vesting caps during each of the first two years of the performance period), which can result in a vesting range of up to 7,500,000 shares for each co-CEO. As of December 31, 2022, no portion of the performance- based market condition share awards have satisfied both the applicable market capitalization milestones and the service vesting conditions and, as such, no awards have vested. These performance-based market condition share awards have a performance period of three years.

The total grant-date fair value of performance-based market condition share awards granted during the year ended December 31, 2022 was $63,157 and no performance-based market condition share awards were granted during the year ended December 31, 2021 and 2020.

	Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2022	—	$ —
Granted	27,275,886	2.32
Vested	—	—
Cancelled/Forfeited	(1,673,481)	2.62
Unvested as of December 31, 2022	25,602,405	$ 2.30

The weighted average estimated fair value of the performance-based market condition share awards granted during the year ended December 31, 2022 was determined using a Monte-Carlo valuation simulation, with the following most significant weighted-average assumptions:

	Years Ended December 31,		
	2022	2021	2020
Risk-free rate	2.34%	N/A	N/A
Term to end of performance period (yrs)	3 years	N/A	N/A
Weighted average valuation date stock price	$ 3.50	N/A	N/A
Expected volatility	75%	N/A	N/A
Expected dividend yield	0%	N/A	N/A

2020 Employee Stock Purchase Plan

In July and August 2020, the Company's board of directors adopted, and the Company's stockholders approved, the 2020 Employee Stock Purchase Plan ("ESPP"). Rights granted under the ESPP will be issued only with respect to shares of Class A common stock. The purchase price of the shares will not be less than 85% of the fair market value of Class A common stock on the lower of the purchase date, which will be the final trading day of the purchase period, or the enrollment date, which will be the first trading day of the offering period.

During the years ended December 31, 2022, 2021 and 2020 the Company issued 703,148, 178,021, and no shares under the ESPP. As of December 31, 2022 4,501,960 shares remained available for issuance.

Stock-Based Compensation

Stock-based compensation expense was classified in the consolidated statements of operations and comprehensive loss as follows:

	Years Ended December 31,		
	2022	2021	2020
Cost of revenues	$ 1,605	$ 1,655	$ 1,087
Research and development	$ 10,236	7,613	4,793
Selling and marketing	$ 7,182	7,666	4,147
General and administrative	50,121	26,875	108,331
Total	$ 69,144	$ 43,809	$ 118,358

As of December 31, 2022, total unrecognized compensation cost related to the unvested common stock-based awards was $104,961, which is expected to be recognized over a weighted-average period of 2.6 years.

14. Leases

The Company's primary lease represents the lease for its corporate headquarters in Boston, Massachusetts. The Company modified the corporate headquarter lease during the third quarter of 2021. Rent expense for the year ended December 31, 2022 was $4,967. The carrying value of the Company's right-of-use assets are substantially concentrated in real estate as the Company primarily leases office space. The Company's policy is not to record leases with an original lease term of one year or less on the consolidated balance sheets. The Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term. The Company does not have any lease contracts with the option to purchase as of December 31, 2022.

	Years Ended December 31,		
	2022	2021	2020
The components of lease cost under ASC 842 were as follows:			
Operating lease cost	$ 3,694	$ 5,617	$ 6,632
Short-term lease cost	—	—	—
Variable lease cost	—	—	—
Total lease cost	$ 3,694	$ 5,617	$ 6,632

	Years Ended December 31,		
	2022	**2021**	**2020**
Supplemental cash flow information:			
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ 2,672	$ 6,352	$ 7,006
Non-cash lease activity:			
Right-of-use lease assets obtained in exchange for new operating lease liability:			
Operating leases	$ 851	$ 15,506	$ 417

	As of December 31,	
	2022	**2021**
Supplemental balance sheet information related to leases is as follows:		
Operating leases		
Operating lease right-of-use assets	$ 13,509	$ 16,422
Total operating right-of-use lease assets	$ 13,509	$ 16,422
Operating lease liabilities, current	3,057	1,918
Operating lease liabilities, net of current portion	11,787	14,694
Total operating lease liabilities	$ 14,844	$ 16,612
Weighted-average remaining lease term (in years)	4.1 years	5.0 years
Weighted-average discount rate	1.3%	1.1%

As of December 31, 2022, minimum future lease payments for these operating leases were as follows:

Years ending December 31,		
2023	$	3,203
2024		3,704
2025		3,773
2026		3,650
2027		893
Thereafter		—
Total lease payments	$	15,223
Less imputed interest		(379)
Total present value of lease liabilities	$	14,844

Indemnification

The Company's arrangements generally include certain provisions for indemnifying clients against third-party claims asserting infringement of certain intellectual property rights in the ordinary course of business. The Company also regularly indemnifies clients against third-party claims that the company's products or services breach applicable law or regulation or from claims resulting from a breach of the business associate agreement in place with the client. In addition, the Company indemnifies its officers, directors and certain key employees while they are serving in good faith in their capacities. Through December 31, 2022, there have been no claims under any indemnification provisions.

Litigation

From time to time, and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. On September 14, 2020, the Company received a letter from Teladoc Health, Inc. alleging that certain of the Company's cart products and associated peripherals infringe upon their patents. On October 12, 2020, Teladoc Health, Inc filed a claim against the Company related to these allegations. On June 30, 2022, the claim was dismissed pursuant to a confidential settlement between the parties. As of December 31, 2022 and 2021, the Company did not have any pending claims, charges or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

15. Income Taxes

During the years ended December 31, 2022, 2021 and 2020 the Company recorded an income tax (expense) benefit of $(64), $5,376 and $(639), respectively. The December 31, 2022 income tax provision is primarily due to foreign income taxes in Israel partially offset by losses in Ireland. The December 31, 2021 income tax benefit is primarily due to a partial release of valuation allowance in the U.S. resulting from the deferred tax liabilities established as part of the Acquisitions consummated during the year (see Note 8). The December 31, 2020 income tax provision primarily represents amounts related to foreign taxes related to equity awards issued in the fourth quarter.

For the years ended December 31, 2022, 2021 and 2020, the Company's loss before income taxes is primarily generated in the United States as the pre-tax loss from the Company's foreign subsidiaries is not significant.

The components of our current and deferred portions of the provision for income taxes are presented in the table below:

	Years Ended December 31,		
	2022	2021	2020
Current income tax (provision) benefit:			
Federal	$ —	$ —	$ —
State	(22)	(41)	(97)
Foreign	(3,256)	(828)	(448)
Total Current	$ (3,278)	$ (869)	$ (545)
Deferred income tax (provision) benefit:			
Federal	$ 0	$ 5,730	$ (103)
State	0	(1)	(21)
Foreign	3,214	516	30
Total Deferred	$ 3,214	$ 6,245	$ (94)
Total (provision) benefit for income taxes	$ (64)	$ 5,376	$ (639)

The following reconciles the differences between income taxes computed at the federal statutory rate and the provision for income taxes:

	Years Ended December 31,		
	2022	2021	2020
Federal statutory income tax rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	3.7	4.5	2.0
Valuation allowance	(18.5)	(24.5)	(13.3)
Stock-based compensation	(5.1)	1.9	(9.5)
Other	(1.1)	0.1	(0.5)
Effective income tax rate	—%	3.0%	(0.3%)

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows:

| | As of December 31, | |
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 201,495	$ 179,555
Research and development credit carryforwards	1,603	1,676
Deferred revenue	3,395	2,863
Deferred compensation	7,590	7,176
Startup costs	—	84
Leasing obligation	3,932	4,115
Capitalized research expense	27,147	
Other	1,224	904
Total deferred tax assets	246,386	196,373
Total valuation allowance	214,776	164,391
Total net deferred tax assets	31,610	31,982
Joint venture investment basis difference	(1,321)	(1,453)
Intangibles	(26,672)	(30,265)
Right-of-use assets	(3,578)	(4,068)
Other	(1,499)	(1,131)
Total deferred tax assets (liabilities)	(33,070)	(36,917)
Net deferred tax liabilities	$ (1,460)	$ (4,935)

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company's history of cumulative net losses incurred in the U.S. since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net domestic deferred tax assets as of December 31, 2022, 2021 and 2020. Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2022, 2021 and 2020 related primarily to the increase in net operating loss carryforwards in 2022, 2021 and 2020 and were as follows:

| | Years Ended December 31, | | |
	2022	2021	2020
Valuation allowance as of beginning of the year	$ 164,391	$ 118,795	$ 88,499
Increases recorded to income tax provision	50,403	51,348	30,296
Decreases recorded as a benefit to income tax provision	(18)	(5,752)	—
Valuation allowance as of end of year	$ 214,776	$ 164,391	$ 118,795

As of December 31, 2022, the Company has federal net operating loss carryforwards of approximately $772,583, which begin to expire in 2026. The Company's federal net operating losses generated for the years ended after December 31, 2017, which amounted to a total of $541,214, can be carried forward indefinitely. The Company has tax effected state net operating losses of approximately $34,892, which began to expire in 2022. In addition, the Company has federal research and development tax credit carryforwards of $1,602, which begin to expire in 2027.

Utilization of the Company's net operating loss ("NOL") carryforwards and research and development ("R&D") credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 ("Section 382") as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change as defined by Section 382 results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since its formation, the Company has raised capital through the issuance of capital stock on several occasions. These financings, combined with the purchasing shareholders' subsequent disposition of those shares, could result in a change of control as defined by Section 382. The Company conducted an analysis under Section 382 to determine if historical changes in ownership through December 31, 2022 would limit or otherwise restrict its ability to utilize its NOL and R&D credit carryforwards. As a result of this analysis, the

Company does not believe there are any significant limitations on its ability to utilize these carryforwards generated through December 31, 2022. However, changes in ownership occurring after December 31, 2022, could affect the limitation in future years, and any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization.

The Company does not have unrecognized tax benefits related to uncertain tax positions. The Company recognizes both accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company has not recorded any interest and penalties on any unrecognized tax benefits since its inception. The tax years 2006 through 2022 remain open to examination by major taxing jurisdictions to which the Company is subject, which is primarily in the United States (U.S.), as carryforward attributes generated in prior years may still be adjusted upon examination by the Internal Revenue Service (IRS) or state tax authorities if they have or will be used in a future period. The Company files income tax returns in the U.S. federal and various state jurisdictions. There are currently no federal or state audits in progress by the IRS or any other jurisdictions for any tax years.

16. Related-Party Transactions

Teva Pharmaceuticals, Industries Ltd

Teva Pharmaceuticals, Industries Ltd ("Teva") was determined to be a related party because a member of the Company's board of directors was the President and CFO of Teva Pharmaceuticals' North America Commercial through June 2021. In addition, Teva was a non-significant shareholder of the Company during the year.

Prior to the board member's departure from the board of directors in June 2021, the Company recognized an immaterial amount of revenue from contracts with this client. During the year ended December 31, 2020, the Company recognized an immaterial amount of revenue from contracts with this client.

Philips Holding USA, Inc.

Philips Holding USA, Inc. ("Philips") was determined to be a related party because a member of the Company's board of directors was the Business Leader of Philips Population Health Management through June 2021. In addition, Philips is a non-significant shareholder of the Company. As of September 30, 2021, it was determined Philips was no longer a related party.

Prior to the board member's departure from Philips in June 2021, the Company recognized revenue of $1,658, from contracts with this client. During the year ended December 31, 2020, the Company recognized revenue of $2,441 from contracts with this client.

Elevance Health Inc. (formerly Anthem)

Elevance Health Inc. ("Elevance") was determined to be a related party because a member of the Company's board of directors served as the Vice President of Elevance through February 2021. In addition, Elevance is a non-significant shareholder of the Company. As of March 31, 2021, it was determined Elevance was no longer a related party.

Prior to the board member's departure from Elevance in February 2021, the Company recognized revenue of $7,218 from contracts with this client. During the year ended December 31, 2020 , the Company recognized revenue of $55,180 from contracts with this client.

Cleveland Clinic

Cleveland Clinic is a related party because a member of the Company's board of directors is an executive advisor to Cleveland Clinic. As of December 31, 2022 and 2021, the Company held short-term deferred revenue of $355 and $456, respectively from contracts with this client. As of December 31, 2022 and 2021, amounts due from Cleveland Clinic were $995 and $441.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized revenue of $2,803, $1,301 and $1,357, respectively, from contracts with this client.

CCAW, JV LLC

CCAW, JV LLC is a related party because it is a joint venture formed between the Company and Cleveland Clinic for which the Company has a less than majority owned interest in. During the year ended December 31, 2020 the Company made an initial investment in CCAW, JV LLC of $2,940 for its less than 50% interest in the joint venture. During the years ended December 31, 2022 and 2021 the Company made a capital contributed of $1,960 and $2,548, related to a portion of the phase one capital commitment.

During the year ended December 31, 2022, 2021 and 2020, the Company recognized revenue of $1,741, $1,841 and $1,825 from contracts with this client. As of December 31, 2022 and 2021, the Company held short and long term deferred revenue of $1,320 and $1,426 from contracts with this client. As of December 31, 2022 and 2021 amounts due from CCAW, JV LLC were $1,602 and $1,613, respectively.

17. Employee Benefit Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis, subject to legal limitations. Company contributions to the plan may be made at the discretion of the Company's board of directors. The Company contributed a total of $3,363, $2,698 and $2,165 to the plan for the years ended December 31, 2022, 2021 and 2020, respectively.

18. Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows:

	Years Ended December 31,		
	2022	2021	2020
Numerator:			
Net loss	$ (272,072)	$ (176,782)	$ (228,626)
Net loss attributable to non-controlling interest	(1,643)	(448)	(4,194)
Net loss attributable to American Well Corporation	$ (270,429)	$ (176,334)	$ (224,432)
Denominator:			
Weighted-average common shares outstanding, basic and diluted	274,249,749	254,068,942	99,044,312
Net loss per share attributable to common stockholders, basic and diluted	$ (0.99)	$ (0.69)	$ (2.27)

The Company's potential dilutive securities, which include stock options, convertible preferred stock and unvested restricted stock units, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares equivalents presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Years Ended December 31,		
	2022	2021	2020
Unvested restricted stock units	16,178,486	7,472,787	5,399,622
Unvested performance market-based stock units	25,602,405	—	—
Options to purchase shares of common stock	11,039,551	15,893,755	23,167,514
	52,820,442	23,366,542	28,567,136

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